ENERGY FUELS INC.

AMENDED NOTICE OF ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS
TO BE HELD ON THURSDAY, JUNE 18, 2015

AMENDED MANAGEMENT INFORMATION CIRCULAR
May 21, 2015

This Amended Notice and Amended Management Information Circular amends and supersedes the Notice and Management Information Circular dated May 6, 2015 (the “Original Notice and Circular”) for the Meeting. Under the Original Notice and Circular, the Meeting was to be held at 10am Toronto time on Tuesday June 16, 2015, to consider items 1-4 as set out in this amended Notice and Management Information Circular. As set out herein and the accompanying amended circular, the Meeting is now to be held at 10am Toronto time on Thursday June 18, 2015 to consider items 1-5 as set out in the accompanying amended circular.

ENERGY FUELS INC. AMENDED NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD THURSDAY, JUNE 18, 2015

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that the annual and special meeting of the holders of common shares of Energy Fuels Inc. (the “Corporation”) that was called to be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Tuesday, June 16, 2015 at 10:00 am (Toronto time) to consider items 1-4 below, will now be held on the 44th Floor at the same location, but on Thursday, June 18, 2015 at 10:00 am (Toronto time) (the “Meeting”) for the following purposes:

1.	to elect directors of the Corporation;

2.	to appoint the auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors;

3.

to consider and, if deemed appropriate, pass an ordinary resolution approving the extension of the Corporation’s existing Shareholder Rights Plan for a further three-year term, as more particularly described under “Particulars of Matters to be Acted Upon at the Meeting other than the Transaction – Extension of Shareholder Rights Plan” in the accompanying amended management information circular of the Corporation dated May 21, 2015 (the “ Circular”);

4.

to consider and, if thought advisable, to pass an ordinary resolution ratifying and approving the Corporation’s 2015 Omnibus Equity Incentive Compensation Plan and approving unallocated options and restricted shared units, as more particularly described under “Particulars of Matters to be Acted Upon at the Meeting other than the Transaction – Approval of 2015 Omnibus Equity Incentive Compensation Plan” in the Circular;

5.

to consider and, if thought advisable, pass an ordinary resolution authorizing the issuance of common shares of the Corporation pursuant to an acquisition by the Corporation of Uranerz Energy Corporation (“Uranerz”) by way of a merger of the Corporation’s wholly owned subsidiary EFR Nevada Corp. with and into Uranerz under the terms of an agreement and plan of merger dated January 4, 2015, as amended on May 8, 2015, pursuant to which, among other things, the Corporation will issue common shares to the shareholders of Uranerz in exchange for all issued and outstanding shares of Uranerz common stock on the basis of 0.255 common shares of the Corporation for each whole share of Uranerz common stock, all as more particularly described in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this amended Notice.

The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Meeting. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the Circular and any additional materials online. Shareholders will still receive this amended Notice of Meeting and a form of proxy and may choose to receive a paper copy of the Circular. The Corporation will not use the procedure known as 'stratification' in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some shareholders with this notice package. In relation to the Meeting, all shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

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Please review the Circular carefully and in full prior to voting, as the Circular has been prepared to help you make an informed decision on the matters to be acted upon. The Circular is available on the website of the Corporation’s transfer agent, CST Trust Company, Inc. at www.meetingdocuments.com/cst/EFR, and under the Corporation’s SEDAR profile at www.sedar.com. Any shareholder who wishes to receive a paper copy of the Circular, should contact CST Trust Company, Inc., at 1-888-433-6443 or fulfilment@canstockta.com by June 4, 2015. Shareholders may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CST Trust Company, Inc. by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502 or by email to proxy@canstockta.com, no later than 5:00 p.m. (Toronto time) on June 16, 2015, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated at Lakewood, Colorado, USA this 21st day of May, 2015.

BY ORDER OF THE BOARD

(Signed) Stephen P. Antony
President and Chief Executive Officer

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AMENDED MANAGEMENT INFORMATION CIRCULAR OF ENERGY FUELS INC.

GLOSSARY OF TERMS	1

GENERAL INFORMATION	3

APPOINTMENT AND REVOCATION OF PROXIES	3

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES	3

VOTING BY NON-REGISTERED SHAREHOLDERS	4

DISTRIBUTION OF MEETING MATERIALS TO NON- OBJECTING BENEFICIAL OWNERS	5

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING - THE TRANSACTION	5

Cautionary Statement Regarding Forward-Looking Information and Statements	5

Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources	7

Reporting Currencies and Accounting Principles	8

Exchange Rates	9

The Transaction	10
Background to the Transaction	10
Recommendations of the EFI Board; EFI’s Reasons for the Transaction	20
EFI Financial Advisors and Roth Fairness Opinion	21
Securities Issuable by EFI Pursuant to the Transaction	22
EFI Shareholder Approval	23
Uranerz Shareholder Approval	23
Dissent Rights	23
Material Agreements Relating to the Transaction	23
Amendment of the Merger Agreement	44
Support Agreements	45
Litigation Relating to the Transaction	46
Regulatory Approvals Required for the Transaction and Other Regulatory Matters	46

Risk Factors	50
Risks Relating to the Combined Company	52
Risks Related to EFI’s Business	60
Risks Related to Uranerz’ Business	60

Information About EFI	60
EFR Nevada Corp.	60
Trading Price and Volume	61
EFI Prior Sales	63
EFI Documents Incorporated by Reference	63

Information About Uranerz	64
Uranerz Documents Incorporated by Reference	65
Interest of Certain Persons in the Transaction	65

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Change of Control Provisions under Employment Agreements	66
Change of Control Payments	71
Dividends	74
Consolidated Capitalization and Options to Purchase Securities	74
Prior Sales	74
Price Range and Trading Volumes of Uranerz Shares	75
Legal Proceedings and Regulatory Actions	76

Uranerz’ Material Mineral Properties	76
Nichols Ranch Property	76
Arkose Property	87
West North Butte Satellite Properties	91
North Rolling Pin Property	95
Reno Creek Property	99

Information About EFI After Giving Effect to the Transaction	104
General	104
Pro Forma Financial Information	104
Authorized and Issued Share Capital	106
Principal Holders of Common Shares	107
Board of Directors and Management After the Transaction	107

Interest of Experts	108

Consent of Expert	110

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING OTHER THAN THE TRANSACTION	111

Election of Directors	111
Cease Trade Orders and Bankruptcies	115

Appointment of Auditors	116

Extension of Shareholder Rights Plan	116
Purpose of the Rights Plan	116
Summary of the Rights Plan	117
Shareholder Approval	120

Approval of 2015 Omnibus Equity Incentive Compensation Plan	121
Summary of Equity Incentive Plan	121
Shareholder Approval and Ratification of Equity Incentive Plan	126

Executive Compensation	127
Compensation Governance	127
Compensation Discussion and Analysis	129
Summary Compensation Table	133
Incentive Plan Awards	134
Pension Plan Benefits and Deferred Compensation Plans	135
Termination and Change of Control Benefits	135
Director Compensation	137
Incentive Plan Awards	138
Securities Authorized For Issuance under Equity Compensation Plans	140

AUDIT COMMITTEE DISCLOSURE	142

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CORPORATE GOVERNANCE DISCLOSURE	143

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	143

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	143

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	143

SCHEDULE “A” – TRANSACTION RESOLUTION
SCHEDULE “B” – MERGER AGREEMENT
SCHEDULE “C” – FAIRNESS OPINION
SCHEDULE “D” – PRO FORMA FINANCIAL STATEMENTS
SCHEDULE “E” – CORPORATE GOVERNANCE DISCLOSURE
SCHEDULE “F” – SHAREHOLDER RIGHTS PLAN AGREEMENT
SCHEDULE “G” – 2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

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GLOSSARY OF TERMS

Unless the context indicates otherwise, in addition to terms parenthetically defined in this Circular, the following terms shall have the meanings set out below when used in this Circular.

“Cantor” means Cantor Fitzgerald Canada Corporation, the Corporation’s financial advisor in respect of the Transaction;

“Circular” means this amended management information circular of the Corporation, including the Notice of Meeting and all schedules attached hereto and all amendments thereof;

“Effective Time” means the time at which the Transaction shall become effective;

“EFI” or the “Corporation” means Energy Fuels Inc., a corporation existing under the laws of Ontario;

“EFI Board” means the board of directors of EFI;

“EFI Common Shares” means common shares in the capital of the Corporation;

“EFI Shareholders” means the holders of EFI Common Shares;

“Exchange Ratio” means the rate of exchange of EFI Common Shares for Uranerz Shares specified in the Merger Agreement, being 0.255 EFI Common Shares for each one Uranerz Share;

“Fairness Opinion” means the opinion of Roth Capital Partners LLC dated January 2, 2015, a copy of which is attached to this Circular as Schedule C, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Exchange Ratio pursuant to the Transaction is fair, from a financial point of view, to EFI and its shareholders;

“FIRPTA” means the United States Foreign Investment in Real Property Tax Act of 1980;

“IFRS” mean International Financial Reporting Standards as issued by the International Accounting Standards Board;

“ISR” means in-situ recovery, a method of mining and processing uranium;

“Meeting” means the special meeting of EFI Shareholders to be held on June 18, 2015, and any adjournment thereof;

“Merger Agreement” means the Agreement and Plan of Merger dated as of January 4, 2015 by and among EFI, Merger Sub and Uranerz, as amended by an amendment dated as of May 8, 2015;

“Merger Sub” means EFR Nevada Corp., an indirect wholly-owned subsidiary of EFI incorporated under the laws of the State of Nevada;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer adopted by the Canadian Securities Administrators;

“Notice of Meeting” means the amended notice of the special meeting of EFI Shareholders delivered to EFI Shareholders forming part of this Circular;

“OBCA” means the Business Corporations Act (Ontario);

“Record Date” means the close of business on April 20, 2015, being the time for determining EFI Shareholders entitled to vote at the Meeting;

“Roth” means Roth Capital Partners LLC;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval located at www.sedar.com;

“Transaction” means the acquisition of all of the Uranerz Shares, Uranerz Warrants and Uranerz Options by the Corporation on the terms and subject to the conditions set out in the Merger Agreement;

“TSX” means the Toronto Stock Exchange;

“Uranerz” means Uranerz Energy Corporation, a corporation organized under the laws of the State of Nevada;

“Uranerz Board” means the board of directors of Uranerz;

“Uranerz Options” means options to purchase Uranerz Shares granted pursuant to the Uranerz 2005 Nonqualified Stock Option Plan;

“Uranerz Shareholder Meeting” means the meeting of Uranerz Shareholders to be held to consider and approve the Transaction;

“Uranerz Shareholders” means the holders of Uranerz Shares;

“Uranerz Shares” means shares of common stock in the capital of Uranerz;

“Uranerz Warrants” means currently outstanding warrants to purchase Uranerz Shares; and

“Uranerz Special Committee” means the special committee of independent directors of Uranerz established to advise management of Uranerz and the Uranerz Board on specific transaction terms relating to the Transaction.

GENERAL INFORMATION

The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Thursday, June 18, 2015 at 10:00 am (Toronto time), and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of EFI. The solicitation of proxies by this Circular is being made by or on behalf of the management of EFI. The total cost of the solicitation will be borne by EFI. The Meeting was initially scheduled for June 16, 2015, but has been changed to June 18, 2015. The management information circular dated May 6, 2015 has been updated and amended by this Circular.

Except as otherwise indicated, information in this Circular is given as of May 21, 2015.

This Circular amends and supersedes the Management Information Circular dated May 6, 2015 (the “Original Circular”) for the Meeting. Under the Original Circular, the Meeting was to be held at 10am Toronto time on Tuesday June 16, 2015, to consider items 1-4 as set out in this Circular. As set out herein, the Meeting is now to be held at 10am Toronto time on Thursday June 18, 2015 to consider items 1-5 as set out above in this Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy accompanying this Circular are officers and/or directors of EFI. A shareholder of EFI has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of EFI to attend and act for the shareholder and on the shareholder’s behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the proxy, inserting the name of the person to be appointed in the blank space provided in the proxy, signing the proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

A shareholder of EFI who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by the shareholder or the shareholder’s attorney authorized in writing, deposited at the registered office of EFI, or at the offices of CST Trust Company, Inc. by mail at c/o Cover-All, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502 or by email to proxy@canstockta.com, up to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournment thereof, or with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. If a shareholder of EFI specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of such instructions, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of EFI knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

In accordance with the notice and access requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“NOBOs”) will receive by mail: (i) a voting information form which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”); (ii) a letter from EFI with respect to the notice and access procedure; and (iii) the request for financial statements form (collectively, the “Notice and Access Package”). The Circular and the Notice of Meeting may be found at and downloaded from www.meetingdocuments.com/cst/EFR.

NOBOs who have standing instructions with the Intermediary for physical copies of the Circular will receive by mail the Notice and Access Package, the Circular and the Notice of Meeting.

Intermediaries are required to forward the Notice and Access Package to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“OBOs”) unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward proxy-related materials to OBOs. Generally, OBOs who have not waived the right to receive proxy-related materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the OBO but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the OBO who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)

be given a Voting Instruction Form which the Intermediary must follow. The OBO should properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the common shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Management of EFI does not intend to pay for Intermediaries to forward the Notice and Access Package to OBOs. An OBO will not receive the Notice and Access Package unless the Intermediary assumes the cost of delivery.

DISTRIBUTION OF MEETING MATERIALS TO NON-OBJECTING BENEFICIAL OWNERS

The Notice and Access Package is being sent to both registered and non-registered owners of the securities using notice and access pursuant to NI 54-101. Electronic copies of the Circular and the Notice of Meeting may be found and downloaded from www.meetingdocuments.com/cst/EFR. If you are a NOBO, and EFI or its agent has sent the Notice and Access Package directly to you, your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

EFI (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Notice and Access Package to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of EFI consists of an unlimited number of common shares, an unlimited number of preferred shares issuable in series, and an unlimited number of Series A preferred shares. On November 5, 2013, EFI consolidated the then outstanding common shares on the basis of one post-consolidation share for every fifty pre-consolidation shares (the “Consolidation”). All share information in this Circular for periods prior to Consolidation have been adjusted to give effect to the Consolidation. No fractional common shares were issued pursuant to the Consolidation. As of May 21, 2015, the Corporation had issued and outstanding 19,677,552 EFI Common Shares and no preferred shares.

The Corporation made a list of all persons who are registered holders of EFI Common Shares as of the close of business on April 20, 2015 (the “Record Date”) and the number of EFI Common Shares registered in the name of each person on that date. Each shareholder as of the Record Date is entitled to one vote for each EFI Common Share registered in his or her name as it appears on the list on all matters which come before the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of May 21, 2015, no shareholder beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING - THE TRANSACTION

Cautionary Statement Regarding Forward-Looking Information and Statements

This Circular and the documents referred to or incorporated by reference herein contain forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Such forward-looking statements include but are not limited to statements and information regarding:

•	the expectation that the Transaction will be completed;

•	the expected benefits and synergies of the Transaction;

•	the expected financial condition, results of operations, earnings outlook and prospects of EFI, Uranerz and the combined company;

•	the terms of any potential funds loaned from EFI to Uranerz;

•	the terms of any amendments to change of control agreements which may be entered into among members of Uranerz management and EFI; and

•	the prospective information regarding the properties of EFI and Uranerz.

Factors that could cause or contribute to differences to the forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the failure to satisfy any of the closing conditions, the failure to obtain the necessary regulatory approvals on conditions permissible under the Merger Agreement; risks related to disruption of management’s attention from Uranerz’ or EFI’s ongoing business operations due to the Transaction; the effect of the announcement of the Transaction on the ability of Uranerz and EFI to retain customers and retain and hire key personnel and maintain relationships with suppliers, operating results and business generally; Uranerz’ and EFI’s ability to raise outside capital and to repay debt as it comes due; Uranerz’ and EFI’s ability to maintain compliance with the listing requirements of, and thereby maintain the listing of their common stock or common shares, as applicable, on, the NYSE MKT, or the TSX; and the other concerns identified in the Risk Factors below.

Although EFI believes the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The underlying expected actions or Uranerz’ or EFI’s results of operations involve risks and uncertainties, many of which are outside of either company’s control, and any one of which, or a combination of which, could materially affect Uranerz’ and EFI’s results of operations and whether the forward-looking statements ultimately prove to be correct.

In addition to other factors and matters contained or incorporated in this document, EFI believes the following factors could cause actual results to differ materially from those discussed in the forward-looking statements:

•

the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement and the possibility that EFI could be required to pay a fee to Uranerz in connection therewith;

•	risks that the regulatory approvals required to complete the Transaction will not be obtained in a timely manner, if at all;

•

the inability to complete the Transaction due to the failure to obtain approval of either EFI Shareholders or Uranerz Shareholders of the Transaction or failure to satisfy any other conditions to the completion of the Transaction;

•	business uncertainty and contractual restrictions during the pendency of the Transaction;

•	adverse outcomes of pending or threatened litigation or governmental investigations;

•	the failure of the Transaction to close for any other reason;

•	the amount of the costs, fees, expenses and charges related to the Transaction;

•	the outcome of shareholder class- action complaints relating to the Transaction;

•	diversion of management’s attention from ongoing business concerns;

•

the effect of the announcement of the Transaction on Uranerz’ and EFI’s business, creditor and customer relationships, operating results, and business generally, including the ability to retain key employees;

•	risks that the proposed Transaction disrupts current plans and operations;

•	the possible adverse effect on Uranerz’ and EFI’s business and the prices of their respective common stock if the Transaction is not completed in a timely fashion or at all;

•	risks that the combined company may be unable to successfully integrate Uranerz’ business and personnel with EFI’s business and personnel;

•	risks that the expected benefits of the Transaction may not be realized; and

•

other risk factors relating to the businesses of each of Uranerz and EFI, as detailed from time to time in each of Uranerz’ and EFI’s reports filed with the SEC and, in the case of EFI, the applicable Canadian securities regulatory authorities.

Many of the factors that will determine Uranerz’ and EFI’s future results are beyond EFI’s ability to control or predict. EFI cannot guarantee any future results, levels of activity, performance, or achievements. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in this Circular, as well as in Uranerz’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in EFI’s Annual Information Form for the year ended December 31, 2014. See “EFI Documents Incorporated by Reference” and “Uranerz Documents Incorporated by Reference”. These important factors also include those set forth under the section entitled “Risk Factors”.

Readers are cautioned that any forward-looking statement speaks only as of the date of this Circular, and it should not be assumed that the statements remain accurate as of any future date. EFI does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law. EFI cautions further that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the foregoing list should not be considered a complete statement of all potential risks and uncertainties.

Readers should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent forward-looking statements that may be issued by Uranerz or EFI or persons acting on behalf of either party.

Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources

This Circular incorporates by reference documents that have been prepared by EFI and Uranerz which have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Circular have been prepared in accordance with Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “US Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Circular and the documents incorporated by reference herein contain descriptions of mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Reporting Currencies and Accounting Principles

Unless otherwise indicated, all references to “Cdn$” in this Circular refer to Canadian dollars and all reference herein to “US$” in this Circular refer to U.S. dollars. EFI’s financial statements that are incorporated by reference herein are reported in U.S. dollars and are prepared in accordance with IFRS. Uranerz’ financial statements are reported in United States dollars and are prepared in accordance with accounting principles generally accepted in the United States.

Exchange Rates

The following table shows, for the periods indicated, information concerning the exchange rate between the Canadian dollar and the U.S. dollar. The data provided in the following table are expressed in U.S. dollars per Canadian dollar and are based on the noon exchange rates published by the Bank of Canada for the Canadian dollar. This information is provided solely for your information, and EFI does not represent that Canadian dollars could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by EFI in the preparation of its consolidated financial statements included or incorporated by reference into this Circular.

On January 2, 2015, the last trading day before the Merger Agreement was announced, the closing exchange rate between the U.S. dollar and the Canadian dollar expressed in U.S. dollars per Canadian dollar as reported by the Bank of Canada was 0.8502. On May 20, 2015, the closing exchange rate as reported by the Bank of Canada was 0.8189 of a U.S. Dollar for each one Canadian dollar.

Recent Monthly Data	Period- End Rate(1)	Average Rate(2)	High	Low
May (May 1 to May 20)	0.8189	0.8278	0.8368	0.8189
April 2015	0.8252	0.8110	0.8365	0.7929
March 2015	0.7885	0.7924	0.8060	0.7811
February 2015	0.7995	0.8000	0.8063	0.7915
January 2015	0.7863	0.8254	0.8527	0.7863
December 2014	0.8620	0.8671	0.8815	0.8589
November 2014	0.8751	0.8829	0.8900	0.8751
October 2014	0.8869	0.8919	0.8980	0.8858
September 2014	0.8922	0.9081	0.9206	0.8922
August 2014	0.9210	0.9151	0.9211	0.9106
July 2014	0.9183	0.9312	0.9404	0.9167
June 2014	0.9367	0.9233	0.9367	0.9143
May 2014	0.9202	0.9180	0.9228	0.9113
April 2014	0.9127	0.9098	0.9172	0.9056
March 2014	0.9047	0.9003	0.9119	0.8888
February 2014	0.9029	0.9046	0.9130	0.8977
January 2014	0.8994	0.9139	0.9422	0.8952

Annual Data (Year ended December 31)
2015 (to May 20, 2015)	0.8527	0.8090	0.8527	0.7811
2014	0.8620	0.9054	0.9422	0.8589
2013	0.9402	0.9710	1.0164	0.9348

(1)      The period-end rate is the noon exchange rate for the Canadian dollar on the last business day of the applicable period, as published by the Bank of Canada.

(2)      The average rates for the monthly periods were calculated by taking the simple average of the daily noon exchange rates for the Canadian dollar, as published by the Bank of Canada. The average rates for the transition periods and annual periods were calculated by taking the simple average of the noon exchange rates on the last business day of each month during the relevant period, as published by the Bank of Canada.

The Transaction

On January 4, 2015, EFI, Merger Sub and Uranerz entered into the Merger Agreement pursuant to which, among other things, EFI agreed to acquire all of the outstanding Uranerz Shares through a transaction (the “Transaction”) in which Merger Sub will merge with and into Uranerz, with Uranerz surviving as an indirect wholly-owned subsidiary of EFI, and (i) EFI will issue 0.255 EFI Common Shares for each outstanding Uranerz Share (the “Exchange Ratio”), (ii) each outstanding Uranerz Option will automatically be converted into an option to acquire EFI Common Shares, provided that the number of EFI Common Shares subject to each such option and the exercise price thereof will be adjusted to reflect the Exchange Ratio; and (iii) each outstanding Uranerz Warrant will entitle the holder to acquire, in lieu of one Uranerz Share on exercise thereof, 0.255 EFI Common Shares with the exercise price to be adjusted based on the Exchange Ratio.

At the Meeting, EFI Shareholders will be asked to consider and, if thought advisable, to pass, the resolution (the “Transaction Resolution”) attached as Schedule A to this Circular, to approve the Transaction, including the issuance of the EFI Common Shares to be issued in exchange for all of the outstanding Uranerz Shares, the potential issuance of EFI Common Shares on the exercise of Uranerz Options and Uranerz Warrants following the Effective Time and the issuance of EFI Common Shares to each of (i) Cantor in satisfaction of the advisory fee payable to Cantor for acting as financial advisor to EFI in connection with the Transaction and (ii) Haywood Securities Inc. (“Haywood”) in satisfaction of the balance of the advisory fee payable to it for acting as financial advisor to Uranerz in connection with the Transaction. The EFI Board unanimously recommends that Shareholders vote FOR the Transaction Resolution.

Descriptions in this Circular of the terms of the Merger Agreement and related documents are summaries of the terms of those documents. EFI Shareholders should refer to the full text of the Merger Agreement for complete details of that document. The full text of the Merger Agreement may be viewed on SEDAR at www.sedar.com and is appended hereto as Schedule B.

In order to complete the Transaction, the Transaction Resolution must be approved by the affirmative vote of a simple majority of the votes cast by EFI Shareholders at the Meeting. Unless otherwise directed, it is EFI management’s intention to vote for the Transaction Resolution. If you do not specify how you want your EFI Common Shares voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting in favour of the Transaction Resolution.

Background to the Transaction

Since the Fukushima nuclear accident in March 2011, which significantly and adversely impacted the uranium price environment as well as the market valuations of publicly-traded uranium companies, EFI has regularly been considering and evaluating business and strategic opportunities, including consolidating with other industry players, as evidenced by its acquisition of Titan Uranium Inc. in February 2012, the US assets of Denison Mines Corp. in June 2012 and Strathmore Minerals Corp. in August 2013.

Similarly, the Uranerz Board, together with certain members of Uranerz’ senior management, periodically reviews and considers various strategic alternatives available to Uranerz, including, from time to time, whether the continued execution of Uranerz’ strategy as a stand-alone company, possible strategic acquisitions or the possible sale of Uranerz to, or a combination of Uranerz with, a third party would offer the best avenue to maximize stockholder value.

EFI’s and Uranerz’ management teams have known one another for many years. In November 2012 and November 2013, EFI’s President and Chief Executive Officer, Stephen Antony and Uranerz’ Executive Chairman, Dennis Higgs spoke briefly about the general benefits of consolidation in the U.S. uranium sector.

On April 28, 2014, the Corporation retained Cantor to provide financial advisory services in connection with a variety of potential merger and acquisition (M&A) transactions, including a potential transaction with Uranerz.

Mr. Antony first approached Mr. Higgs on June 16, 2014 to discuss a potential business combination. On June 17, 2014, Mr. Antony telephoned Mr. Higgs to express EFI’s interest in evaluating a business combination with Uranerz. Mr. Higgs reported the interest of EFI to the other executive members of the Uranerz Board, being Glenn Catchpole and Paul Goranson, and the execution of a confidentiality agreement with EFI was discussed.

On June 19, 2014, Mr. Antony sent to Mr. Higgs an initial draft of a confidentiality agreement proposed by Mr. Antony to be entered into between Uranerz and EFI.

On June 24, 2014, EFI and Cantor had preliminary discussions to evaluate potential ISR uranium producers for a potential M&A transaction. Following those discussions, Cantor and EFI reviewed publicly available information on various companies and prepared certain analyses. From these analyses and discussions, Uranerz was identified as an attractive counter-party, due to Uranerz’ producing assets, existing term contracts, portfolio of other assets with identified resources, extensive land position with exploration potential, ISR expertise and perceived ability to successfully integrate the management teams and boards of directors of the two companies.

EFI and Uranerz entered into a confidentiality agreement effective July 3, 2014.

On July 8, 2014, the executive members of the Uranerz Board and executive management of EFI held a conference call to discuss preliminary ideas and the potential for a business combination, as well as other potential joint endeavors. Participants in the call included Mr. Higgs, Mr. Catchpole and Mr. Goranson from Uranerz and Mr. Antony, Mr. Daniel Zang, the Chief Financial Officer of EFI, and Mr. Graham Moylan of Cantor.

On July 11, 2014, Mr. Antony advised Mr. Higgs that EFI proposed to engage Cantor as its financial advisor in connection with the evaluation of a possible business combination transaction with Uranerz.

On July 25, 2014, the executive members of the Uranerz Board held a conference call and discussed various matters relating to a potential business combination with EFI, including EFI production levels, the potential synergies between EFI and Uranerz, and the outcome of Mr. Goranson’s meeting with EFI’s then Senior Vice-President of Corporate Marketing, Gary Steele and the current Vice-President of Marketing and Corporate Development of EFI’s US subsidiaries, Curtis Moore.

On August 5, 2014, EFI, together with its Canadian legal counsel, Borden Ladner Gervais LLP (“BLG”) and Cantor reviewed certain financial and market analyses and began drafting a non-binding letter of intent that contemplated the business combination of Uranerz and EFI by way of an acquisition by EFI of all of the issued and outstanding Uranerz Shares (the “LOI”).

On August 6, 2014, EFI provided Uranerz with the initial draft LOI that proposed the acquisition of Uranerz by EFI on the basis of an exchange ratio of 0.17 EFI Common Share for each Uranerz Share.

The executive members of the Uranerz Board had a number of discussions relating to the terms of the proposed business combination reflected in the LOI, both among themselves and with Haywood. Following discussions among the Uranerz Board and Haywood, on August 8, 2014 Mr. Higgs advised Mr. Antony by telephone that the financial terms reflected in the LOI were not acceptable to Uranerz. On August 9, 2014, Haywood likewise informed EFI and Cantor on behalf of Uranerz that the terms of the initial LOI were unacceptable, with the primary issue being the proposed exchange ratio.

On August 11, 2014, Mr. Higgs and Mr. Antony discussed various issues relating to the proposed business combination, including the requirement of Uranerz of a higher premium.

On August 26, 2014, Haywood, acting on behalf of Uranerz, sent Cantor a modified non-binding LOI that included a proposed exchange ratio of 0.30 EFI Common Shares for each Uranerz Share. Haywood communicated that the exchange ratio proposed by EFI did not recognize the decline in the price of the Uranerz common shares following the prospectus offering of common shares completed by Uranerz in July 2014. Uranerz proposed a higher exchange ratio that reflected a base price unaffected by the financing plus a standard change of control premium.

On September 2, 2014, EFI and Cantor reviewed and discussed additional financial information concerning Uranerz. On September 2, 2014, management of EFI held a conference call with representatives of Cantor, BLG and EFI’s U.S. counsel, Dorsey & Whitney LLP (“Dorsey & Whitney”), to discuss the structure of the potential transaction.

On September 3, 2014, Uranerz provided additional operational and financial information to EFI via Haywood.

On September 8, 2014, Mr. Antony sent a further revised draft of the LOI to Mr. Higgs for review by Uranerz. The revised draft LOI reflected a proposed exchange ratio of 0.24 EFI Common Shares for each Uranerz Share. This revised draft LOI was circulated to Uranerz senior management for discussion.

On September 12, 2014, Uranerz, with Haywood as its financial advisor, and EFI, with the assistance of Cantor, held a multi-hour negotiation session over several phone calls to discuss the exchange ratio and other transaction terms. Participants in the discussions included, at various points, Mr. Higgs, Mr. Catchpole, Mr. Goranson and Ben Leboe from Uranerz and Mr. Antony, Mr. Zang and Mr. David Frydenlund (Senior Vice President, General Counsel and Corporate Secretary) from EFI. Haywood and Cantor negotiated, based on instructions from the Uranerz management participants and the EFI management participants, respectively, several potential deal terms back and forth. After several calls and proposals over several hours, the general terms of a LOI were concluded. Haywood then updated the LOI to reflect the agreed upon terms and circulated to EFI. EFI responded with minor changes to the LOI on September 15, 2014.

On September 15, 2014, EFI and Uranerz executed the non-binding LOI, which was expressly subject to negotiation of a binding definitive agreement to be entered into between the parties and the approval of the definitive agreement by each party’s respective board of directors. The executed LOI set forth the indicative transaction structure contemplated by the parties, which included the following terms which were to be set forth in the definitive agreement: (i) the acquisition of Uranerz by EFI to be completed by way of the Transaction based upon an agreed exchange ratio of 0.265 EFI Common Shares for each Uranerz Share, (ii) the appointment of three directors of Uranerz to the post-Transaction board of directors of EFI, which board would be comprised of nine or more members, (iii) the execution of support agreements, and (iv) mutual deal protection mechanisms, including a mutual break fee of $5.0 million payable by either party to the other upon the occurrence of certain events, non-solicitation provisions and a right to match any superior proposal. The LOI provided for the binding agreement of the parties to negotiate exclusively with one another (the “Exclusivity Provisions”) until October 30, 2014. The LOI expressly provided that neither party would be under any obligation of any kind whatsoever to complete the Transaction until such time as a definitive transaction agreement was executed.

Following execution of the LOI, Uranerz and EFI (along with their professional advisors and technical consultants) continued with their respective due diligence activities, which, amongst other things, included reciprocal project site and office tours. In addition, Uranerz and EFI and their advisors began considering, and had numerous discussions regarding how to structure the transaction and draft the Merger Agreement.

On September 23, 2014, Cantor forwarded a due diligence request list on behalf of EFI, to Haywood, on behalf of Uranerz. Also on that same day, Uranerz engaged McMillan LLP (“McMillan”) to advise on the potential transaction with EFI. On September 30, 2014, Uranerz delivered its due diligence request list to EFI.

Throughout September and October 2014, Cantor had numerous telephone discussions with EFI regarding financial and operating assumptions related to EFI’s various assets based on certain commodity price assumptions. In addition, EFI and Cantor reviewed and discussed financial and operational information of Uranerz. EFI, Uranerz, Cantor and Haywood also participated in conference calls to discuss both companies’ businesses.

On October 1, 2014, Uranerz executive management, including Mr. Higgs, Mr. Catchpole, Mr. Leboe and Mr. Goranson, and independent director Paul Saxton held a conference call with representatives of McMillan and a representative of Haywood and discussed, among other things: (i) the fiduciary duties of the board of directors in connection with evaluation of the potential transaction, (ii) the advisability of forming the Special Committee of independent directors, (iii) the proposed mandate for the Uranerz Special Committee, (iv) the arrangement for an independent fairness opinion by the Uranerz Special Committee, (v) the engagement of Haywood as an advisor to Uranerz, (vi) the engagement of SRK Consulting (“SRK”) for technical due diligence, (vii) the engagement of additional tax and litigation/environmental legal counsel, (viii) the due diligence process, and (ix) the process of negotiating the Transaction. On October 1, 2014, Uranerz engaged SRK to complete a technical and engineering due diligence review on the material EFI properties.

On October 2, 2014, Dorsey & Whitney delivered to EFI a memorandum outlining two possible structuring proposals whereby Uranerz and EFI could effect a business combination transaction, together with an assessment of various corporate, securities and tax issues. A copy of the structuring memorandum was delivered to Uranerz, Haywood and McMillan on October 2, 2014.

On October 6, 2014, Uranerz and its financial and legal advisors and Uranerz tax counsel Davis Wright Tremaine LLP (“DWT”) held a conference call to discuss the structure and tax consequences of the proposed transaction, as outlined in the structuring memorandum.

On October 7 and October 8, 2014, Uranerz and EFI executive management conducted joint site visits of the Nichols Ranch, Sheep Mountain, Canyon Mine, Pinenut Mine and White Mesa Mill properties.

On October 15, 2014, the Uranerz Board resolved to (i) form the Uranerz Special Committee consisting of independent directors Arnold Dyck (Chair), Paul Saxton and Gerhard Kirchner for the purpose of advising management and the board of directors, as requested from time to time, on specific transaction terms relating to the proposed business combination Transaction, and (ii) authorize management to proceed with negotiating and drafting a definitive Merger Agreement. The Uranerz Board authorized Uranerz’ management to engage Hein & Co. for the purpose of conducting financial due diligence on EFI. Following the board of directors meeting that day, Mr. Higgs confirmed to Mr. Antony that the Uranerz Board had met that day and determined to proceed with drafting and negotiating a definitive agreement.

On October 17, 2014, the Uranerz Board approved the mandate of the newly-formed Uranerz Special Committee, namely: (i) to advise management and the board of directors on the terms of the proposed transaction; (ii) to evaluate and advise the board of directors as to the fairness of the Transaction and, in connection with this duty, to retain an independent financial advisor to prepare a fairness opinion; (iii) to consider and make recommendations to the board of directors with respect to any potential conflicts of interest of any director or officer of Uranerz; and (iv) to make any other recommendations to the Uranerz Board as requested from time to time. In connection with the discharge of its duties, the Uranerz Special Committee was empowered to (i) engage legal counsel of its own choosing to advise it on the discharge of its duties, (ii) engage an independent and qualified financial advisor of its choosing to prepare the fairness opinion, (iii) negotiate appropriate compensatory arrangements with its financial advisor and legal counsel and (iv) take such further action as the Uranerz Special Committee considered necessary or desirable to carry out its duties.

On October 20, 2014, Mr. Zang, Chief Financial Officer of EFI, visited the Uranerz Casper office in connection with EFI’s financial due diligence and met with members of Uranerz management.

On October 27, 2014, the Uranerz Special Committee interviewed Euro Pacific Canada, Inc. (“Euro Pacific”) as a prospective financial advisory firm candidate.

On October 30, 2014, DWT confirmed its advice to the Uranerz Board on the tax consequences of completing the proposed transaction.

On October 30, 2014, Uranerz and EFI agreed to extend the Exclusivity Provisions set forth in the LOI until November 21, 2014 in order to provide for additional time to complete due diligence and negotiate the definitive Merger Agreement contemplated under the LOI.

Also on October 30, 2014, Mr. Antony had a telephone call with Mr. Higgs in which Mr. Antony stated that a lower exchange ratio may be required by EFI and also proposed that the parties consider a potential change to the composition of the Transaction consideration.

From October 30 to November 6, 2014, EFI, together with Dorsey & Whitney and BLG, prepared a draft of the definitive Merger Agreement contemplated under the LOI. There were numerous internal conferences among EFI, Dorsey & Whitney and BLG to discuss the Merger Agreement during this time period. The companies continued to exchange due diligence information.

On November 6, 2014, EFI provided the first draft of the Merger Agreement to Uranerz and to McMillan. The initial draft of the Merger Agreement reflected the deal protection provisions that had been contemplated in the original LOI executed between Uranerz and EFI.

On November 12, 2014, Mr. Antony provided an update to the EFI Board on the status of the proposed business combination.

On November 14, 2014, representatives of EFI management had a telephone conference call with representatives of Uranerz management to discuss outstanding technical issues. On that same day, the Uranerz Special Committee retained Gibson Dunn & Crutcher LLP (“GDC”) as external legal counsel to the Uranerz Special Committee. On November 17, 2014, Uranerz engaged Wellborn, Sullivan, Meck & Tooley, PC (“WSMT”) as local U.S. counsel to review and summarize the litigation and environmental exposure of EFI.

On November 19, 2014, EFI provided a three year financial operations plan for the combined entity for consideration by Uranerz.

On November 20, 2014, legal counsel to the Uranerz Special Committee provided the Uranerz Special Committee with an initial mark-up of the draft Merger Agreement. The revised draft Merger Agreement included a provision that the Transaction be subject to approval by both a majority of the outstanding shares of common stock of Uranerz, as well as by the disinterested shareholders of Uranerz (exclusive of any shares owned by directors and officers of Uranerz). The revised draft also included proposed enhancements to the deal protection provisions of the Merger Agreement and suggested that the inclusion of a “go shop” provision be considered.

On November 21, 2014, Uranerz and EFI agreed to further extend the Exclusivity Provisions of the LOI until December 18, 2014 in order to provide for additional time to complete due diligence and negotiate the Merger Agreement. Concurrently with the execution of the extension, Mr. Higgs and Mr. Antony spoke, and Mr. Antony indicated that EFI wanted to lower the exchange ratio. Messrs. Higgs and Antony agreed to defer discussion of the exchange ratio until after the U.S. Thanksgiving weekend. Mr. Antony also advised Mr. Higgs that the inclusion of a “go-shop” provision in the Merger Agreement would not be acceptable to EFI.

Also on November 21, 2014, a conference call between Uranerz’ management and inside legal counsel and EFI’s management and inside legal counsel was held to discuss environmental, litigation and regulatory due diligence matters.

On November 24, 2014, the Uranerz Special Committee met with Uranerz inside counsel and representatives of GDC and discussed the extension of the LOI and the expressed desire of EFI to lower the exchange ratio. The Uranerz Special Committee determined to advise Uranerz management that it required confirmation from EFI as to the definitive exchange ratio to which EFI would agree and the delivery of a five-year financial operations plan for the combined company from EFI before proceeding to expend resources in connection with the proposed Transaction.

Also on November 24, 2014, McMillan provided an updated draft of the Merger Agreement to Dorsey & Whitney that reflected Uranerz’ comments on the draft Merger Agreement and identified outstanding matters proposed to be discussed, including the inclusion of a “go-shop” provision and other deal protection mechanisms in the Merger Agreement.

Following receipt of such comments, Uranerz, EFI, and their respective legal and financial advisors continued to negotiate the Merger Agreement, including numerous calls to discuss key terms, such as tax structure and deal protection provisions, and whether to include a “go-shop” provision in the Merger Agreement. Concurrently, management of each company continued to advance their due diligence investigations.

On December 4, 2014, Dorsey & Whitney sent a revised draft of the Merger Agreement to McMillan and Uranerz.

On December 8, 2014, members of management of EFI and Uranerz and representatives of Dorsey & Whitney, BLG, McMillan, Cantor and Haywood held a conference call to discuss key outstanding provisions of the Merger Agreement. Amendments to the deal protection provisions proposed by Uranerz were discussed, including the proposals to include a separate approval of the Transaction by disinterested shareholders of Uranerz and the inclusion of a “go shop” provision. EFI again stated its opposition to inclusion of a “go shop” provision.

On December 9, 2014, EFI received a draft engagement letter from Roth with respect to acting as EFI’s independent financial advisor in connection with the Transaction to provide the Fairness Opinion. In addition, on December 9, 2014, EFI forwarded to Uranerz a five-year financial operations plan, reflecting EFI operations on a stand-alone basis.

On December 11, 2014, Mr. Antony contacted Mr. Higgs to initiate discussions on a revised, lower exchange ratio. Mr. Antony advised Mr. Higgs that as a result of EFI’s due diligence since executing the LOI, EFI continued to be interested in the transaction, but only on the basis of a revised exchange ratio. Subsequently, Mr. Antony and Mr. Higgs continued discussions as to a revised exchange ratio, with each party proposing revised exchange ratios throughout the day. Mr. Antony then provided Mr. Higgs with EFI’s final proposed exchange ratio of 0.255. Mr. Higgs advised Mr. Antony that he did not have approval from the Uranerz Board to accept that proposed exchange ratio. At this point, counsel for both parties stopped work on the Merger Agreement.

On December 12, 2014, the Uranerz Board met and resolved to accept EFI’s proposed exchange ratio of 0.255, based on EFI’s position that Uranerz’ wellfield development and production forecasts were lower than the forecasts previously provided by Uranerz to EFI in its five-year financial model for the fourth quarter of 2014, on the condition that the following items promptly be delivered: (i) written confirmation of the 0.255 exchange ratio; (ii) a five-year financial operations plan for the combined companies; and (iii) a description of how the convertible debentures could be addressed, if necessary, depending on the ultimate structure of the Transaction, to avoid a negative impact on the combined company. Later that same day, Mr. Higgs advised Mr. Antony as to the determinations of the Uranerz Board.

On December 13, 2014, Mr. Antony provided Mr. Higgs an outline of possible strategies available to EFI to manage any potential redemption of EFI’s convertible debentures, depending on the ultimate structure of the Transaction, and Mr. Higgs subsequently provided an update to the Uranerz Board as to these strategies.

On December 14, 2014, McMillan circulated a further revised draft of the Merger Agreement to Dorsey & Whitney, BLG and EFI. On the same day, representatives of McMillan, BLG and Dorsey & Whitney held a conference call to discuss outstanding matters relating to the Merger Agreement.

On December 16, 2014, the EFI Board held a meeting with Cantor to discuss the potential transaction. The EFI Board discussed suitable candidates to perform an independent analysis of the Exchange Ratio, alternate structures to address any potential change of control concerns, potential synergies and cost savings, and whether the transaction should be postponed to a later date.

Also on December 16, 2014, the Uranerz Board (i) acknowledged receipt of the proposals of EFI to address the EFI convertible debentures, if necessary, in a manner to avoid a negative impact on the combined companies, and (ii) resolved to accept EFI’s proposed revised Exchange Ratio of 0.255 EFI Common Shares for each Uranerz Share on the condition that EFI provide, by no later than the close of business on December 18, 2014, both the written confirmation of the 0.255 Exchange Ratio and the requested five-year financial operations plan for the combined companies.

On December 18, 2014, EFI forwarded to Uranerz the five-year financial operations plan prepared by EFI for the combined companies. Based on the delivery of the five-year financial operations plan, the Uranerz Special Committee determined to proceed with the engagement of Euro Pacific to prepare a fairness opinion and executed an engagement agreement with Euro Pacific on December 18, 2014.

Also on December 18, 2014, Uranerz and EFI agreed to further extend the Exclusivity Provisions under the LOI until December 23, 2014, in order to provide for additional time to complete due diligence and negotiate the Merger Agreement, and to confirm the revised exchange ratio of 0.255.

Also on December 18, 2014, EFI engaged Roth to provide the EFI Fairness Opinion in connection with the Transaction.

On December 19, 2014, BLG forwarded to McMillan a draft form of the proposed support agreement to be entered into by each of the directors and certain officers of Uranerz and EFI.

On December 20, 2014, representatives of BLG, Dorsey & Whitney, McMillan and GDC held a conference call to discuss outstanding issues including tax issues and deal protection provisions. Representatives of GDC relayed the Uranerz Special Committee’s proposals on deal protection provisions, including the request for inclusion of a “go shop” provision. Later that evening, Dorsey & Whitney circulated a revised draft of the Merger Agreement. The revised draft of the Merger Agreement reflected an exchange ratio of 0.255 and included a separate approval of the disinterested shareholders of Uranerz, as requested by the Uranerz Special Committee, but did not include a “go shop” provision.

On December 21, 2014, Mr. Antony called Mr. Higgs and proposed a further extension to the Exclusivity Period under the LOI to January 2, 2015 in order to facilitate finalizing the Merger Agreement during the holiday period and allow sufficient time for the respective financial advisers to complete their financial analyses.

From December 22 through December 24, 2014, management of EFI and Uranerz continued negotiations regarding the deal protection provisions. Mr. Antony confirmed to Mr. Higgs on December 22, 2014 that EFI would refuse to proceed with the transaction if a “go-shop” provision was required by Uranerz. On December 23, 2014, the Chairman of the Uranerz Special Committee advised Uranerz management stating that it had discussed the importance of a “go-shop” provision with its advisors, and that following those discussions, the Uranerz Special Committee was willing to proceed in the absence of a go-shop based in part on analysis from Haywood suggesting that there did not appear to be a viable alternative suitor. Also on December 23, 2014, Uranerz and EFI agreed to further extend the Exclusivity Provisions under the LOI until January 2, 2015 to provide for additional time to complete finalization of the Merger Agreement.

On December 24, 2014, Uranerz executed an engagement letter dated December 19, 2014 with Haywood to act as its financial advisor with respect to the Transaction.

Discussions on outstanding issues continued among McMillan, BLG and Dorsey & Whitney, with input from members of Uranerz and EFI management, through to December 26, 2014, and included discussions on NI 43-101 technical report issues, the provision of dissent rights to Uranerz shareholders, the support agreements and the deal protection provisions. On December 26, 2014, McMillan circulated a revised draft of the Merger Agreement to Dorsey & Whitney and BLG. Later that same day, the draft Merger Agreement along with a Notice of a Board Meeting was provided to the EFI Board for a meeting to be held on January 2, 2015.

On December 29, 2014, McMillan circulated to BLG and Dorsey & Whitney a revised draft of the form of support agreement.

On December 30, 2014, Dorsey & Whitney circulated a revised draft of the Merger Agreement and members of Uranerz and EFI management and representatives of McMillan, BLG and Dorsey & Whitney held a conference call to discuss the Merger Agreement, the support agreements and the disclosure schedules. Also on December 30, 2014, BLG circulated to McMillan a further revised draft of the form of support agreement.

On the evening of December 30, 2014, EFI circulated a draft of the EFI disclosure letter and schedule to McMillan. Later that evening, McMillan circulated Uranerz’ draft disclosure schedules to EFI, BLG and Dorsey & Whitney.

On December 31, 2014, management of both Uranerz and EFI, and representatives of McMillan, BLG and Dorsey & Whitney held conference calls in order to work towards finalization of the terms of the Merger Agreement, the form of the support agreement and the disclosure schedules. During the course of these discussions, the mechanism for withholding shares of EFI from certain shareholders of Uranerz who were present or former 5% shareholders of Uranerz and in respect of whom EFI would be subject to a withholding obligation under the FIRPTA rules was discussed and agreed to. During the course of these negotiations, Mr. Higgs contacted Mr. Antony and explained he was the only Uranerz shareholder that was both restricted from selling any of his shares, as required under his support agreement, and also subject to the FIRPTA withholding tax. Mr. Higgs proposed and Mr. Antony indicated his agreement in principle for EFI to withhold 10% of the EFI shares otherwise payable to Mr. Higgs in exchange for his Uranerz shares, and that Mr. Higgs would have no obligation to EFI in the event that such shares were sold at a lower price than the value of the FIRPTA withholding tax, and EFI would have no obligation to Mr. Higgs if such shares were sold at a higher price than the value of such withholding tax. It was later agreed that this withholding process would apply to all holders of Uranerz Shares (who do not also hold Uranerz Warrants) who are subject to FIRPTA withholding, as more fully described in the section titled “Merger Agreement – Amendment of the Merger Agreement”.

On January 1, 2015, management of both Uranerz and EFI, and representatives of McMillan, BLG and Dorsey & Whitney held conference calls in order to finalize the terms of the Merger Agreement and the disclosure letters. In addition, the parties circulated drafts of the joint press release announcing the Transaction. Later that afternoon a further revised draft of the Merger Agreement was circulated by Dorsey & Whitney and later that evening the parties agreed to the forms of support agreements.

On January 2, 2015, revised drafts of Uranerz and EFI disclosure letters were circulated. Later that afternoon, the EFI Board met to consider the Merger Agreement. During this meeting, the EFI Board had discussions with members of EFI’s executive management team as well as representatives of Cantor and Roth. Roth orally delivered the Fairness Opinion and the EFI Board unanimously approved EFI entering into the Merger Agreement.

On January 3, 2015, the Uranerz Board held a meeting, which included representatives from McMillan, GDC, Euro Pacific, Haywood and Uranerz management. The Uranerz Special Committee stated the steps taken to maximize shareholder value by the Uranerz Special Committee and confirmed the results of the fairness opinion it received from Euro Pacific, and thereafter recommended that the Uranerz Board approve the Transaction with EFI, including the Exchange Ratio. The Uranerz Board discussed the reasons supporting the Transaction, including the significance of the premium, the potential increase for liquidity for shareholders, analyst coverage and market profile, the financial ability on a combined versus stand-alone basis, the relative resource positions of each company, the ability to grow through acquisitions on a combined versus a stand-alone basis, management and operational synergies, the increased scale of the business of the combined entity and the ability to leverage future uranium prices. Following this discussion, the Uranerz Board unanimously approved execution of the Merger Agreement with EFI.

On January 3, 2015, the parties executed an extension letter agreement to extend the Exclusivity Provisions until January 5, 2015 to enable the parties to finalize the Merger Agreement and related documents.

On the evening of January 4, 2015, EFI and Uranerz executed the Merger Agreement.

On January 5, 2015, EFI and Uranerz issued a joint press release before the market opened announcing the Transaction.

On April 27, 2015, management of Uranerz, including Messrs. Higgs, Catchpole and Goranson, and Uranerz inside legal counsel, met in Denver with management of EFI, including Messrs. Antony, Zang and Frydenlund, to discuss operational plans. At that meeting, it was discussed that EFI might advance to Uranerz a bridge loan in an amount up to $3,000,000 for the purpose of funding wellfield development by Uranerz. The terms of the bridge loan, including any security to be granted, applicable repayment obligations and conversion terms have not been concluded as of the date of this Circular and there is no assurance that the bridge loan will be advanced. At the meeting on April 27 management of EFI also advised that it proposed to discuss with the members of Uranerz management who would not continue as employees or officers of EFI following completion of the Transaction an arrangement whereby the management members would agree that the severance payments payable by EFI as a result of the completion of the Transaction would be paid over a deferred period. The terms of such arrangement, were subsequently agreed to by Messrs. Higgs, Catchpole and Leboe whereby half of such severance payments will be paid through the issuance of EFI Common Shares based on the five day volume weighted average closing price of the EFI Common Shares on the NYSE MKT on the Closing Date with the remaining amounts to be paid in cash at Closing. The parties also discussed a further amendment to the Merger Agreement to provide for a uniform withholding process of amounts required to be withheld under applicable tax laws (including FIRPTA withholding amounts) with respect to shares of Uranerz common stock. On April 29, 2015 Mr. Antony proposed to Mr. Higgs that an extension to the termination date of the Transaction under the Merger Agreement be considered by the respective boards of Uranerz and EFI.

On May 8, 2015, Uranerz and EFI entered into an agreement to amend the Merger Agreement in order to (i) provide that the EFI Board following the Merger would be comprised of eight directors, of whom two would be members of the existing Uranerz Board, (ii) provide for withholding on account of amounts required to be withheld under applicable tax laws with respect to the Uranerz Warrants, and (iii) provide for a uniform withholding process of amounts required to be withheld under applicable tax laws with respect to holders of Uranerz Shares.

Recommendations of the EFI Board; EFI’s Reasons for the Transaction

EFI’s Board has unanimously determined that the Transaction and the related transactions contemplated by the Merger Agreement are advisable and in the best interests of EFI and its shareholders.

Factors Considered by the EFI Board

In the course of their due diligence and evaluation of the Merger Agreement and Transaction, the EFI Board consulted with EFI’s executive management team and legal counsel as well as with representatives of Cantor and Roth. The EFI Board also received the Fairness Opinion, described below. The EFI Board also reviewed a significant amount of information and considered a number of factors related to the Transaction, and believes that the Transaction will provide EFI and its shareholders with a number of benefits, including but not limited to:

•	providing EFI with ISR uranium production, which the EFI Board believes is a particularly important benefit given the current uranium price environment;

•

providing EFI with additional long-term uranium supply contracts extending to 2020 at substantially higher selling prices than the current uranium spot price, which the EFI Board believes is a particularly important benefit given the current uranium price environment;

•

positioning EFI as the only integrated conventional and in-situ uranium mining company focused on the United States, which is expected to improve EFI’s competitive positioning with United States-based utilities;

•	diversifying EFI’s production centers by adding the Nichols Ranch in- situ uranium mine and plant in Wyoming to its existing production center at the White Mesa uranium mill in Utah,;

•	providing EFI with additional in-situ recovery uranium resources on Uranerz’ land holdings, which may be developed into additional future sources of ISR uranium production;

•

positioning EFI to continue to be an attractive platform for further consolidation, including adding the expertise to evaluate and integrate in-situ recovery opportunities, within the United States uranium sector; and

•	providing EFI with the potential for cost savings and synergies with additional potential for other operating efficiencies.

In the course of its due diligence and evaluation of the Transaction and the Merger Agreement, the EFI Board also identified and considered a variety of risks, including those described in greater detail under “Risk Factors”.

Based on the foregoing analysis, EFI’s board of directors has unanimously determined that the Transaction and the transactions contemplated by the Merger Agreement are advisable and in the best interests of EFI and its shareholders.

The EFI Board unanimously recommends that Shareholders vote FOR the Transaction Resolution.

The directors and officers of EFI and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 73,531 EFI Common Shares, representing approximately 0.37% of the outstanding EFI Common Shares. Each of the directors and certain officers of EFI who beneficially own EFI Common Shares have entered into Support Agreements with Uranerz, pursuant to which such directors and officers have agreed to vote all of their EFI Common Shares in favour of the Transaction Resolution.

EFI Financial Advisors and Roth Fairness Opinion

Cantor Engagement

On April 28, 2014, EFI retained Cantor to provide financial advisory services in connection with potential M&A transactions pursuant to an advisory agreement (the “Cantor Agreement”). In accordance with the terms of the Cantor Agreement, Cantor provided various strategic and financial advice in connection with the Transaction. Pursuant to the terms of the Cantor Agreement, Cantor will receive a completion fee for its services on closing of the Transaction equal to 1.5% of the first US$50 million of Aggregate Consideration (as defined below) plus 0.75% of the Aggregate Consideration in excess of US$50 million up to a maximum of US$2 million. “Aggregate Consideration” is defined to include the aggregate value of all EFI Common Shares issuable to Uranerz shareholders and issuable on exercise of Uranerz Options and Uranerz Warrants. At EFI’s election, such completion fee is payable in either cash or EFI Common Shares based on the 5 day average trading price prior to the Closing. Based on the trading price of EFI Common Shares of $4.89 on May 15, 2015, and 95,912,806 Uranerz Shares and $18.38 million debt assumed, the completion fee, if calculated as of May 15, 2015, would be US$1.41 million.

EFI has also agreed to reimburse Cantor for reasonable out-of-pocket expenses and to indemnify Cantor in respect of certain liabilities that may arise out of its engagement.

Roth Engagement and Fairness Opinion

On December 18, 2014, EFI entered into an engagement letter with Roth (the “Roth Agreement”) pursuant to which EFI retained Roth to provide the EFI Board with the Fairness Opinion. At a meeting held on January 2, 2015, Roth provided the EFI Board with a verbal opinion, subsequently confirmed in writing to the EFI Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Exchange Ratio pursuant to the Transaction is fair, from a financial point of view, to EFI and its shareholders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule C. The Fairness Opinion is not intended to be and does not constitute a recommendation to any EFI Shareholder as to how to vote or act at the Meeting. The Fairness Opinion was one of a number of factors taken into consideration by the EFI Board in considering the Transaction. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion. EFI Shareholders are urged to read the Fairness Opinion in its entirety.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the conditions, prospects, financial and otherwise, of EFI and Uranerz, as applicable, as they are reflected in the information and documents reviewed by Roth and as they were presented to Roth. Subsequent developments may affect the Fairness Opinion. Roth has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Roth after the date of the Fairness Opinion.

Roth received a fee of $125,000 upon delivery of the Fairness Opinion. EFI has also agreed to reimburse Roth for reasonable out-of-pocket expenses up to a maximum of $5,000 and to indemnify Roth in respect of certain liabilities as may arise out of its engagement.

Securities Issuable by EFI Pursuant to the Transaction

Pursuant to the Merger Agreement, at the Effective Time, the following will occur:

(a)

EFI will issue EFI Common Shares in exchange for the outstanding Uranerz Shares in accordance with the Exchange Ratio; based on the number of Uranerz Shares outstanding as of the date of this Circular, and assuming no Uranerz Shares are issued after the date hereof and prior to the Effective Time, an aggregate of approximately 24,457,766 EFI Common Shares will be issued pursuant to the Transaction resulting in Uranerz shareholders owning approximately 55% of the EFI Common Shares outstanding immediately following completion of the Transaction;

(b)

All outstanding Uranerz Options will automatically be converted into an option to acquire EFI Common Shares on the same terms and conditions as the Uranerz Options, adjusted to give effect to the Exchange Ratio; based on the number of Uranerz Options as of the date of this Circular, and assuming no exercise of any such options prior to the Effective Time, such options will be converted into options to acquire 2,051,266 EFI Common Shares as of the Effective Time; and

(c)

Each outstanding Uranerz Warrant will entitle its holder to acquire, in lieu of one Uranerz Share, 0.255 EFI Common Shares, with the exercise price adjusted to give effect to the Exchange Ratio; based on the number of Uranerz Warrants as of the date of this Circular, and assuming no exercise of any such warrants prior to the Effective Time, such warrants will be convertible into 2,690,250 EFI Common Shares as of the Effective Time.

If any Uranerz Options or Uranerz Warrants are exercised prior to the Effective Date, the Uranerz Shares issued upon the exercise thereof will be acquired by EFI for EFI Common Shares in accordance with the Exchange Ratio.

No fractional EFI Common Shares will be issued to Uranerz Shareholders. In the event that a Uranerz Shareholder would otherwise be entitled to a fractional share representing less than a whole EFI Common Share, the number of EFI Common Shares to be issued to such former Uranerz Shareholder shall be rounded up or down to the nearest whole EFI Common Share (and, if the fraction is 0.5, such fraction shall be rounded up to the next highest whole number of EFI Common Shares).

In addition, EFI may, at its option, satisfy the advisory fees payable to Cantor pursuant to the Cantor Agreement and the balance of the advisory fee payable to Haywood pursuant to the Haywood Agreement by issuing EFI Common Shares. The fee payable to Haywood will be equivalent to the fee payable to Cantor and the number of shares issuable thereunder will be calculated in substantially the same manner.

EFI has agreed with certain members of Uranerz management who would not continue as employees or officers of EFI following completion of the Transaction, that half of the severance payments payable by EFI to such individuals as a result of the completion of the Transaction will be paid by the issuance of EFI Common Shares calculated based on the five day volume average weighted closing price on the NYSE MKT as at the Closing Date with the remaining amounts to be paid in cash at Closing.

EFI Shareholder Approval

The TSX requires that shareholder approval be obtained in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. Based on the number of EFI Common Shares, Uranerz Shares, Uranerz Option and Uranerz Warrants outstanding as of May 15, 2015, and assuming that EFI elects to satisfy the advisory fees payable to both Cantor and Haywood in EFI Common Shares and using the price of the EFI Common Shares of US$4.89 on May 15, 2015, for calculating the number of EFI Common Shares issuable to Cantor, Haywood and members of Uranerz management who are to receive EFI Common Shares to satisfy half of the severance obligations owed to them, the number of EFI Common Shares issuable in connection with the Transaction is 30,028,934 EFI Common Shares representing dilution of approximately 153% based on the currently outstanding EFI Common Shares on a non-diluted basis – See “Information about EFI after giving effect to the Transaction – Authorized and Issued Share Capital.” Accordingly, at the Meeting, EFI Shareholders will be asked to approve the issuance of EFI Common Shares pursuant to the Transaction.

The Transaction Resolution must be approved by at least a simple majority of the votes cast by EFI shareholders, in person or represented by proxy, at the Meeting. The complete text of the Transaction Resolution is set forth in Schedule A to this Circular. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the Transaction Resolution set forth in the attached Schedule A.

Uranerz Shareholder Approval

The Transaction is also subject to approval by the Uranerz Shareholders, who will be requested to vote and approve the Transaction at the Uranerz Shareholder Meeting called to consider the Transaction. The requisite approval by the Uranerz Shareholders will be (i) a majority of the issued and outstanding Uranerz Shares as of the record date of the Uranerz Shareholder Meeting and (ii) a majority of the Uranerz Shares cast at the Uranerz Shareholder Meeting, exclusive of all Uranerz Shares owned, directly or indirectly by EFI, Merger Sub and the officers and directors of Uranerz.

Dissent Rights

Uranerz Shareholders are entitled to exercise dissent rights under applicable Nevada law in relation to the Transaction. If the Transaction is completed, any such shareholder that strictly complies with its dissent rights will be entitled to be paid by Uranerz the fair value of such holder’s securities.

Material Agreements Relating to the Transaction

Merger Agreement

The following summary describes the material provisions of the Merger Agreement. The provisions of the Merger Agreement are complex and not easily summarized. This summary may not contain all of the information about the Merger Agreement that is important to EFI Shareholders.

The Merger Agreement is included in this Circular to provide EFI Shareholders with information regarding its terms and is not intended to provide any factual information about Uranerz or EFI. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties were made solely for the benefit of the other parties to the Merger Agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in the Merger Agreement by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under applicable securities laws; and (4) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement.

EFI acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Circular not misleading.

Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular.

This summary is qualified in its entirety by reference to the Merger Agreement a copy of which is included as Schedule B to this Circular. EFI encourages EFI Shareholders to read the Merger Agreement carefully in its entirety for a more complete understanding of the Merger Agreement.

General; The Transaction

At the Effective Time, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Nevada Business Corporations Act, Merger Sub will merge with and into Uranerz, and the separate corporate existence of Merger Sub will cease. Uranerz will continue as the surviving corporation and as an indirect wholly-owned subsidiary of EFI.

When the Transaction Becomes Effective

If the Merger Agreement is approved, the parties intend to close the Transaction as soon as practicable after the day on which the last condition to the completion of the Transaction set forth in the Merger Agreement is satisfied or validly waived (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction of those conditions).

Merger Sub will file Articles of Merger with the Secretary of State of the State of Nevada as soon as practicable after the satisfaction or waiver of all the closing conditions to the Transaction but in no event prior to the closing of the Transaction. The Transaction will become effective when the Articles of Merger are filed with the Secretary of State of the State of Nevada or at a later date and time as EFI and Uranerz agree and specify in the Articles of Merger.

Consideration to be Received Pursuant to the Transaction

The Merger Agreement provides that, at the Effective Time, all issued and outstanding Uranerz Shares (other than shares owned by Uranerz as treasury shares or Uranerz Shares owned by EFI), will be automatically converted into the right to receive 0.255 EFI Common Shares for each Uranerz Share.

The Exchange Ratio will be adjusted to reflect any stock dividend, distribution, subdivision, reorganization, reclassification, recapitalization, split, combination or exchange of shares having a record date after the date of the Merger Agreement and prior to the completion of the Transaction.

Upon conversion in the Transaction as described above, all of the Uranerz Shares will be retired, will cease to be outstanding and will automatically be cancelled, and the holder of a certificate that, immediately prior to the Effective Time, represented Uranerz Shares, will cease to have any rights with respect thereto, except the right to receive, upon the surrender of the certificate, the EFI Common Shares as described above, without interest, together with any dividends, if applicable.

Treatment of Stock Options

Each outstanding and unexpired and unexercised Uranerz Option will be automatically converted into an option to purchase a number of EFI Common Shares (rounded down to the nearest whole number of EFI Common Shares) equal to the aggregate number of Uranerz Shares purchasable pursuant such Uranerz Option immediately prior to the Effective Time multiplied by the Exchange Ratio, at an exercise price per EFI Common Share equal to the exercise price per Uranerz Share specified in the Uranerz Option divided by the Exchange Ratio (such price rounded up to the nearest whole cent). Such options shall otherwise be subject to the same terms and conditions, including vesting and expiry date, as Uranerz’ 2005 Nonqualified Stock Option Plan. EFI will assume all obligations under the Uranerz Options as at the Effective Time and from and after the Effective Time, and EFI will comply with all of the terms and conditions of the Uranerz Options, including the obligation to issue EFI Common Shares contemplated thereby upon the exercise thereof. For purposes of vesting conditions, the date of grant of the Uranerz Option shall be deemed to be the date on which the converted Uranerz Option was granted.

Uranerz Options held by independent directors of Uranerz who do not become officers or directors of EFI on Closing shall expire on the earlier of (i) the current expiry date of such Uranerz stock options (exclusive of the operation of the early termination provisions of such Uranerz Options) or (ii) six months after the closing date of the Transaction (the “Closing Date”).

Treatment of Warrants

All Uranerz Warrants that are outstanding immediately prior to the Effective Time shall become exercisable into a number of EFI Common Shares equal to the number of Uranerz Shares issuable upon exercise of such Uranerz Warrants immediately prior to the Effective Time multiplied by the Exchange Ratio, at an exercise price per EFI Common Share equal to the exercise price per Uranerz Share of the Uranerz Warrants in effect immediately prior to the Effective Time divided by the Exchange Ratio. From and after the Effective Time, EFI will comply with all of the terms and conditions set forth in each such Uranerz Warrant.

Procedures for Exchange of Certificates; No Fractional Shares

At or prior to the Effective Time, EFI will authorize one or more transfer agent(s) to act as exchange agent with respect to the Transaction, and will deposit with such exchange agent, as depositary for the EFI Common Shares, or any successor depositary thereto, a number of EFI Common Shares equal to the aggregate number of EFI Common Shares to be issued in exchange for the Uranerz Shares pursuant to the Exchange Ratio.

No fractional EFI Common Shares will be issued upon the surrender of Uranerz Shares. Each holder of Uranerz Shares exchanged pursuant to the Merger Agreement who would otherwise have been entitled to receive a fraction of an EFI Common Share (after taking into account all stock certificates delivered by such holder) will receive, in lieu of such fractional share, the number of EFI Common Shares rounded to the nearest whole number (and, if the fraction is 0.5, the number of EFI Common Shares shall be rounded up to the next whole number). The rounding of fractional EFI Common Shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional EFI Common Shares.

Representations and Warranties

Uranerz has made customary representations and warranties in the Merger Agreement to EFI and Merger Sub, including, among other things, as to:

•	corporate organization and valid existence, power to conduct business, qualification and good standing of Uranerz;

•	validity of organizational documents and absence of a breach of those documents;

•	capitalization of Uranerz;

•	Uranerz’ corporate authority to enter into and carry out the obligations under the Merger Agreement, enforceability of the Merger Agreement against Uranerz and the approval of the Uranerz Board;

•	absence of a conflict with its articles of incorporation, by-laws, or any laws or the creation of any liens or payment obligations as a result of the Transaction;

•

compliance of documents filed by it with all applicable requirements of the US Securities Act, the United States Exchange Act of 1934, as amended the (“Exchange Act”), and applicable Canadian securities laws, as the case may be, and the applicable rules and regulations promulgated thereunder and the accuracy and completeness of the information in those documents;

•	financial statements;

•	absence of undisclosed liabilities;

•	off-balance sheet arrangements;

•	absence of any “material adverse effect” and other selected changes since December 31, 2013;

•	tax matters;

•	litigation;

•	employee benefit plans;

•	environmental matters;

•	compliance with applicable laws and regulations;

•	insurance;

•	properties and mining claims;

•	material contracts;

•	required shareholder vote;

•	accuracy and completeness of the information supplied for use in the proxy statement/prospectus filed with the SEC relating to the Transaction or any related filing;

•	intellectual property;

•	transactions with affiliates and related parties;

•	brokers’ and other transaction fees;

•	the opinion of its financial advisor and its board approvals;

•	related party transactions;

•	compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti- corruption laws;

•	maintenance of disclosure controls and procedures; and

•	inapplicability of anti-takeover statutes and rights agreements.

The Merger Agreement also contains representations and warranties made by EFI and Merger Sub to Uranerz, including, among other things, as to:

•	corporate organization and valid existence, power to conduct business, qualification and good standing of EFI and its subsidiaries;

•	validity of organizational documents and absence of a breach of those documents;

•	ownership of Merger Sub;

•	capitalization of EFI;

•	EFI’s corporate authority to enter into and carry out the obligations under the Merger Agreement and enforceability of the Merger Agreement against EFI;

•	absence of a conflict with its articles of incorporation, by-laws, or any laws or the creation of any liens or payment obligations as a result of the Transaction;

•

compliance of documents filed by it with all applicable requirements of the US Securities Act and Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the accuracy and completeness of the information in those documents;

•	financial statements;

•	absence of undisclosed liabilities;

•	off-balance sheet arrangements;

•	absence of any “material adverse effect” and other selected changes since December 31, 2013;

•	tax matters;

•	litigation;

•	employee benefit plans;

•	environmental matters;

•	compliance with applicable laws and regulations;

•	insurance;

•	properties and mining claims;

•	material contracts;

•	required shareholder vote;

•	operations of Merger Sub;

•	accuracy and completeness of the information supplied for use in the proxy statement/prospectus filed with the SEC relating to the Transaction or any related filing;

•	EFI Common Shares;

•	the issuance of converted options and assumed warrants;

•	intellectual property;

•	transactions with affiliates;

•	brokers’ and other transaction fees;

•	the opinion of its financial advisor and its board approvals;

•	related party transactions;

•	compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti- corruption laws;

•	maintenance of disclosure controls and procedures; and

•	inapplicability of anti-takeover statutes and rights agreements.

Many of the representations and warranties in the Merger Agreement are qualified by the concept of “material adverse effect”. For the purposes of the Merger Agreement, a “material adverse effect” means any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such party and its subsidiaries taken as a whole, other than any effect: (i) relating to the Canadian or United States economies, political conditions or securities markets in general; (ii) affecting the uranium mining or milling industry or nuclear power generation industry in general; (iii) resulting from changes in the price of uranium; (iv) relating to a change in the market trading price of shares of Uranerz or EFI, either (a) related to the Merger Agreement and the Transaction or the announcement thereof or (b) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii), (iii) above, or (v), below or (v) relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against such person or any of its subsidiaries) or in accounting principles or standards applicable to Uranerz or EFI; provided, however, that the effect referred to in (i), (ii) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) Uranerz, EFI or any subsidiary of EFI, taken as a whole, or disproportionately adversely to Uranerz, EFI or any subsidiary of EFI, taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate.

The representations and warranties contained in the Merger Agreement do not survive the Effective Time.

Agreements Relating to Uranerz’ Operations Prior to Completion of the Transaction

In the Merger Agreement, Uranerz has agreed that until the completion of the Transaction, it will conduct its business in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact its business organizations and relationships with third parties. In addition, Uranerz has agreed, subject to limited exceptions, that it will not prior to the completion of the Transaction, do any of the following without the prior written consent of EFI:

•	amend or propose to amend its articles of incorporation or bylaws or other organizational documents;

•

(i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, (ii) repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other securities, (iii) split, combine or reclassify any shares of its capital stock or (iv) issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for issuances of shares of common stock upon the exercise of its stock options or warrants, in each case, in accordance with their terms at the time of exercise;

•

issue, sell, pledge, dispose of or encumber any securities (whether through the issuance or granting of options, warrants, rights or otherwise, other than upon the exercise of its stock options outstanding on the date of the Merger Agreement), or enter into any amendment of any term of any outstanding security;

•

(i) incur or assume any indebtedness except indebtedness incurred in the ordinary course of business and consistent with past practice and in no event exceeding $1,500,000 in the aggregate or as otherwise set out in the document titled “5- Year URZ Operating Summary” (the “Uranerz Budget”) provided by Uranerz to EFI, (ii) modify the terms of any indebtedness, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice and in no event exceeding $200,000 in the aggregate or as otherwise set out in the Uranerz Budget, (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than short-term investments of cash in the ordinary course of business);

•

subject any assets to, incur, create or assume, any lien other than a permitted lien or any liability as a guarantor or surety with respect to the obligations of any person other than in the ordinary course of business consistent with past practice;

•

increase the compensation payable, or to become payable, or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business in salaries or wages of employees of Uranerz who are not directors or officers of Uranerz;

•

adopt, amend or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any person;

•

engage in any transaction which could subject Uranerz to either a civil penalty assessed pursuant to specified sections of the Employee Retirement Income Security Act of 1974, as amended (which are sometimes refer to in this Circular as ERISA), or a tax penalty assessed pursuant to specified sections of the Internal Revenue Code;

•	terminate any of its benefit plans, or take any other action with respect to a benefit plan that could result in liability;

•	take any action that could adversely affect Uranerz’ compliance with the applicable requirements of ERISA;

•	fail to make full payment when due of all amounts under Uranerz’ benefit plans;

•	fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any benefit plans;

•	adopt or amend, or accelerate the payment or vesting of benefits under, any benefit plan;

•	acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or in any other manner, any business or person, exceeding $1,000,000;

•

enter into any agreement, understanding or commitment that materially restrains, limits or impedes its ability, or would materially limit the ability of the surviving entity or any of its affiliates after the Effective Time, to compete in or conduct any line of business or compete with any person or in any geographic area or during any period of time, provided Uranerz may enter into confidentiality agreements and property acquisition agreements which contain “area of interest” restrictions typical in the mining industry in connection with transactions permitted under the immediately preceding bullet above;

•	sell, lease, license or otherwise surrender, relinquish or dispose of any assets with an aggregate fair market value exceeding $1,000,000;

•	transfer, sell, pledge, encumber or dispose of any capital stock or other equity interest in any subsidiary, other than in connection with the immediately preceding bullet above;

•

incur or commit to any capital expenditures, or become bound or obligated to participate in any operation, or consent to participate in any operation other than in the ordinary course of business, as contemplated in current mine plans or as otherwise previously disclosed to EFI;

•

make any change to any material tax method of accounting, make or change any material tax election, authorize any indemnities for taxes, extend any period for assessment of any tax, file any request for ruling or determination, amend any material tax return or settle or compromise any material tax liability, except where the action would not have a material effect on the tax position of Uranerz;

•

(i) pay, discharge or satisfy any material account payable or other material liability beyond or in advance of its due date or the date when the account payable or liability would have been paid in the ordinary course of business and consistent with past practice or (ii) compromise, settle, grant any waiver or release relating to any action, suit or proceeding, other than settlements or compromises where the amount paid or to be paid does not exceed $1,000,000 in the aggregate for all claims;

•	change any method of accounting or accounting practice or procedure except for any change required by U.S. GAAP;

•

enter into any joint venture, partnership or other similar arrangement or materially amend or modify the terms of (or waive any material rights under) any existing joint venture, partnership or other similar arrangement;

•

enter into any agreement or transaction that would be required to be disclosed by Uranerz pursuant to the Merger Agreement regarding affiliate transactions if such agreement or transaction had been entered into prior to the date of the Merger Agreement;

•	grant, or change, any severance or termination pay, other than with respect to employment agreements entered into with new employees in the ordinary course of business consistent with past practice;

•

engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its affiliates, including any transactions, agreements, arrangements or understandings with any affiliate or other person covered under Item 404 of Regulation S-K under the Securities Act, that would be required to be disclosed under Item 404;

•

effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, affecting in whole or in part any site of employment, facility, operating unit or employee of Uranerz;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

•

enter into, amend, modify, or terminate, or make any commitment in respect of, any contract or agreement that is material to the business, properties, assets, financial condition or results of operations of Uranerz, including, without limitation, any material contract, except in the ordinary course of business consistent with past practice, or (ii) enter into any contract or agreement that limits or otherwise restrains Uranerz from competing in or conducting any line of business or engaging in business in any significant geographic area;

•	cause or allow any material insurance policies (or substantial equivalents thereof) to lapse or terminate;

•

pay, discharge, settle or satisfy any lawsuit or threat of any lawsuit or proceeding or other investigation against Uranerz or relating to its business, properties or assets, other than (i) in the ordinary course of business for amounts not in excess of $500,000 in any case, and not to exceed $1,000,000 in the aggregate, (ii) pursuant to existing contractual obligations, or (iii) worker’s compensation claims in the ordinary course of business;

•	except as may be required by applicable law, settle any material audit with respect to taxes or file any amended tax return that would materially alter the tax obligation of EFI or its subsidiaries;

•

take any action that would result in the breach of any representation and warranty of Uranerz under the Merger Agreement (except for representations and warranties made as of a specific date) such that EFI would have the right to terminate the Merger Agreement;

•	enter into or make any loans to any of its officers, directors or employees or make any change in its borrowing or lending arrangements for or on behalf of any of such persons; or

•	agree or commit to do any of the foregoing.

Agreements Relating to EFI’s Operations Prior to Completion of the Transaction

In the Merger Agreement, EFI has agreed that until the completion of the Transaction, it will conduct its business in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve intact its business organizations and relationships with third parties. In addition, EFI has agreed, subject to limited exceptions, that it will not prior to the completion of the Transaction, do any of the following without the prior written consent of Uranerz:

•	amend or propose to amend its articles of incorporation or bylaws or other organizational documents;

•

(i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, (ii) repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other securities or (iii) split, combine or reclassify any shares of its capital stock;

•

issue, sell, pledge, dispose of or encumber any securities (whether through the issuance or granting of options, warrants, rights or otherwise, other than in the ordinary course of business, upon the exercise of EFI stock options outstanding on the date of the Merger Agreement), or enter into any amendment of any term of any outstanding security;

•

(i) incur or assume any indebtedness except indebtedness incurred in the ordinary course of business and consistent with past practice and in no event exceeding $1,500,000 in the aggregate or as otherwise set out in the document titled “Energy Fuels Proposed Business Plan and Budget 2015 Through 2017” (the “EFI Budget”) provided by EFI to Uranerz, (ii) modify the terms of any indebtedness, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a wholly owned subsidiary of EFI), except in the ordinary course of business and consistent with past practice and in no event exceeding $200,000 in the aggregate or as otherwise set out in the EFI Budget, (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of EFI, or by such subsidiaries to EFI and other than short-term investments of cash in the ordinary course of business);

•

subject any assets to, incur, create or assume, any lien other than a permitted lien or any liability as a guarantor or surety with respect to the obligations of any person other than in the ordinary course of business consistent with past practice;

•

engage in any transaction which could subject EFI to either a civil penalty assessed pursuant to specified sections of the Employee Retirement Income Security Act of 1974, as amended (which are sometimes refer to in this Circular as ERISA), or a tax penalty assessed pursuant to specified sections of the Internal Revenue Code;

•	terminate any of its benefit plans, or take any other action with respect to a benefit plan that could result in liability;

•	take any action that could adversely affect EFI compliance with the applicable requirements of ERISA;

•	fail to make full payment when due of all amounts under EFI benefit plans;

•	fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any benefit plans;

•	adopt or amend, or accelerate the payment or vesting of benefits under, any benefit plan;

•	acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or in any other manner, any business or person, exceeding $1,000,000;

•

enter into any agreement, understanding or commitment that materially restrains, limits or impedes its ability, or would materially limit the ability of the surviving entity or any of affiliate of the surviving entity after the Effective Time, to compete in or conduct any line of business or compete with any person or in any geographic area or during any period of time, provided EFI may enter into confidentiality agreements and property acquisition agreements which contain “area of interest” restrictions typical in the mining industry in connection with transactions permitted under the immediately preceding bullet above;

•	sell, lease, license or otherwise surrender, relinquish or dispose of any assets with an aggregate fair market value exceeding $1,000,000;

•	transfer, sell, pledge, encumber or dispose of any capital stock or other equity interest in any subsidiary other than in connection with the immediately preceding bullet above;

•

incur or commit to any capital expenditures, or become bound or obligated to participate in any operation, or consent to participate in any operation other than in the ordinary course of business, as contemplated in current mine plans or as otherwise previously disclosed to Uranerz;

•

make any change to any material tax method of accounting, make or change any material tax election, authorize any indemnities for taxes, extend any period for assessment of any tax, file any request for ruling or determination, amend any material tax return or settle or compromise any material tax liability, except where the action would not have a material effect on the tax position of EFI and its subsidiaries taken as a whole;

•

(i) pay, discharge or satisfy any material account payable or other material liability beyond or in advance of its due date or the date when the account payable or liability would have been paid in the ordinary course of business and consistent with past practice or (ii) compromise, settle, grant any waiver or release relating to any action, suit or proceeding, other than settlements or compromises where the amount paid or to be paid does not exceed $1,000,000 in the aggregate for all claims;

•	change any method of accounting or accounting practice or procedure except for any change required by IFRS;

•

enter into any joint venture, partnership or other similar arrangement or materially amend or modify the terms of (or waive any material rights under) any existing joint venture, partnership or other similar arrangement in circumstances where the sum of (i) the assets of EFI involved, and (ii) the amount of the obligations and liabilities assumed or agreed to by EFI, is in excess of $5,000,000;

•

enter into any agreement or transaction that would be required to be disclosed by EFI pursuant to the Merger Agreement regarding affiliate transactions if such agreement or transaction had been entered into prior to the date of the Merger Agreement;

•

engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its affiliates, including any transactions, agreements, arrangements or understandings with any affiliate or other person covered under Item 404 of Regulation S-K under the Securities Act, that would be required to be disclosed under Item 404;

•

effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, affecting in whole or in part any site of employment, facility, operating unit or employee of EFI;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

•

(i) enter into, amend, modify, or terminate, or make any commitment in respect of, any contract or agreement that is material to the business, properties, assets, financial condition or results of operations of EFI, including, without limitation, any material contract, except in the ordinary course of business consistent with past practice, provided that, a commitment will not be considered material unless the amount of the obligations or liabilities assumed or agreed to by EFI under such commitment are in excess of $5,000,000, or (ii) enter into any contract or agreement that limits or otherwise restrains EFI from competing in or conducting any line of business or engaging in business in any significant geographic area;

•	cause or allow any material insurance policies (or substantial equivalents thereof) to lapse or terminate;

•	pay, discharge, settle or satisfy any lawsuit or threat of any lawsuit or proceeding or other investigation against EFI or relating to its business, properties or assets, other than (i) in the ordinary course of business for amounts not in excess of $500,000 in any case, and not to exceed $1,000,000 in the aggregate, (ii) pursuant to existing contractual obligations, or (iii) worker’s compensation claims in the ordinary course of business;

•	except as may be required by applicable law, settle any material audit with respect to taxes or file any amended tax return that would materially alter the tax obligation of EFI or its subsidiaries;

•	take any action that would result in the breach of any representation and warranty of EFI under the Merger Agreement (except for representations and warranties made as of a specific date) such that Uranerz would have the right to terminate the Merger Agreement; or

•	agree or commit to do any of the foregoing.

Non-Solicitation and Acquisition Proposals

The Merger Agreement provides that each of Uranerz and EFI and their subsidiaries, and their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives, will not:

•

solicit, assist, initiate, knowingly encourage or facilitate (including by way of discussion (other than to state they are not permitted to have discussions), negotiation, furnishing information, permitting any visit to any facilities or properties of Uranerz or EFI or their respective subsidiaries, or entering into any form of written or oral agreement, arrangement or understanding, any inquiries, proposal or offers regarding, or that may reasonably be expected to lead to, any acquisition proposal;

•

engage or participate in any discussions (other than to state they are not permitted to have discussions) or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Uranerz, EFI, and their representatives) regarding any acquisition proposal or potential acquisition proposal;

•

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the other party, the approval or recommendation of the Transaction by such party’s board of directors or any of its committees except where a material adverse effect in respect of the other party has occurred and such party’s board of directors has determined that, as a consequence of such material adverse effect, it would be inconsistent with the fiduciary duties of the directors of such party to continue to recommend the Transaction;

•	approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any acquisition proposal;

•

accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any acquisition proposal (other than an acceptable confidentiality agreement as described below); or

•

release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any acquisition proposal.

Under the Merger Agreement, Uranerz and EFI shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person by Uranerz, EFI, or any of their representatives with respect to any acquisition proposal or any potential acquisition proposal. Uranerz and EFI will also immediately cease to provide any person with access to information concerning Uranerz or EFI in respect of any acquisition proposal or any potential acquisition proposal, and request the return or destruction of all confidential information provided to any person that has entered into a confidentiality agreement with Uranerz or EFI relating to any acquisition proposal or potential acquisition proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honored.

The Merger Agreement requires that Uranerz and EFI shall promptly (and in any event within 24 hours) notify the other party of any proposal, inquiry, offer or request received by Uranerz, EFI or their representatives: (i) relating to an acquisition proposal or potential acquisition proposal; (ii) for discussions or negotiations in respect of an acquisition proposal or potential acquisition proposal; or (iii) for non-public information relating to Uranerz or EFI, or any of their respective subsidiaries, access to properties, books and records or a list of the holders of shares of Uranerz common stock, EFI shares or the shareholders of any of their respective subsidiaries.

However, under the Merger Agreement, following the receipt by Uranerz or EFI of a bona fide written acquisition proposal made after the date of the Merger Agreement that did not result from a breach of the Merger Agreement, Uranerz, EFI, or their representatives may:

•

contact the person making such acquisition proposal and its representatives solely for the purpose of clarifying the terms and conditions of such acquisition proposal and the likelihood of its consummation so as to determine whether such acquisition proposal is, or is reasonably likely to lead to, a superior proposal; and

•

if the board of directors of Uranerz or EFI, as applicable, determines, after consultation with its outside legal and financial advisors, that such acquisition proposal is, or is reasonably likely to lead to, a superior proposal:

o

furnish information with respect to Uranerz or EFI and its subsidiaries, as applicable, to the person making such acquisition proposal and its representatives only if such person has entered into an acceptable confidentiality agreement, provided that Uranerz or EFI, as applicable, sends a copy of such confidentiality agreement to Uranerz or EFI, as applicable, promptly following its execution and Uranerz or EFI, as applicable, is promptly provided with a list of, and access to the information provided to such Person; and

o

engage in discussions and negotiations with the person making such acquisition proposal and its representatives provided that all such information access and discussions shall cease during the match period.

The Merger Agreement also provides that Uranerz or EFI may (i) enter into an agreement (other than an acceptable confidentiality agreement) with respect to an acquisition proposal that is a superior proposal and/or (ii) make an adverse recommendation change, provided:

•	Uranerz or EFI shall have complied with its non-solicitation obligations under the Merger Agreement;

•	the Uranerz Board or the EFI Board, as applicable, has determined, after consultation with its outside legal and financial advisors, that such acquisition proposal is a superior proposal;

•

Uranerz or EFI has delivered written notice to the other party of the determination of their board of directors that the acquisition proposal is a superior proposal and of the intention of such board of directors to approve or recommend such superior proposal and/or to enter into an agreement with respect to such superior proposal, together with a copy of such agreement executed by the person making such superior proposal and a summary of the valuation analysis attributed by such board of directors, in good faith to any non-cash consideration included in such acquisition proposal after consultation with its financial advisors, and together with a summary analysis articulating why the acquisition proposal is determined by such board of directors to be a superior proposal (the "superior proposal notice");

•	the match period has elapsed;

•	if EFI (or Uranerz) has offered to amend the terms of the Transaction and the Merger Agreement during the match period, such acquisition proposal continues to be a superior proposal compared to the amendment to the terms of the Transaction offered by EFI (or Uranerz) at the termination of the match period; and

•	Uranerz or EFI, as applicable, terminates the Merger Agreement in compliance with the terms of the Merger Agreement and Uranerz or EFI, as applicable, has previously paid or, concurrently with termination, pays in cash a break fee of US$5 million to the other party.

During the match period, EFI or Uranerz shall have the opportunity, but not the obligation, to offer to amend the terms of the Transaction and the Merger Agreement and Uranerz and EFI shall cooperate with the other party with respect thereto, including negotiating in good faith with the other party to enable the other party to make such adjustments to the provisions of the Transaction and the Merger Agreement.

For purposes of the Merger Agreement, an “acquisition proposal” means any proposal or offer, or public announcement of an intention to make a proposal or offer, to such party or its security holders from any person or group of persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

•

any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization or reorganization resulting in any person or group of persons owning 20% or more of the issued and outstanding equity or voting interests of Uranerz or EFI;

•

any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of Uranerz or EFI representing 20% or more of the consolidated assets (based on the fair market value thereof), revenues or earnings of Uranerz or EFI and for clarity includes (but not limited to) the sale of (1) with respect to the Uranerz, any one of the Nichols Ranch project (and/or processing plant), the Hank project, the Jane Dough project and (2) with respect to EFI, any one of the White Mesa Mill and any surrounding mineral properties described in EFI's latest filed annual report on Form 40-F (other than properties described as being non-material in such annual report on Form 40- F), the Roca Honda Project, Gas Hills project or the Sheep Mountain project;

•

any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Uranerz or EFI representing 20% or more of the issued and outstanding equity or voting interests of Uranerz or EFI; and

•	any arrangement whereby effective operating control of Uranerz or EFI is granted to another party or person.

For purposes of the Merger Agreement:

(a)

“potential acquisition proposal” means any proposal, inquiry, offer or request received by Uranerz, EFI, or their representatives that could reasonably lead or be expected to lead to an acquisition proposal;

(b)

“acceptable confidentiality agreement” means a confidentiality agreement that contains provisions that are not less favorable to Uranerz (or EFI) than those contained in the confidentiality agreement between EFI and Uranerz dated June 30, 2014, as amended on December 4, 2014;

(c)

“superior proposal” means a bona fide acquisition proposal that is made in writing after the date of the Merger Agreement and did not result from a breach of the Merger Agreement by Uranerz, EFI, or their representatives and that the board of directors of Uranerz or the board of directors of EFI determines in good faith after consultation with its legal and financial advisors:

(i)

is made to Uranerz (or EFI) or all the Uranerz common shareholders (or EFI common shareholders) and in compliance with applicable securities laws, and is made for all or substantially all of the assets of Uranerz or EFI or all shares of Uranerz common stock, or EFI shares not owned by the person making the acquisition proposal;

(ii)

that funds or other consideration necessary for the consummation of such acquisition proposal are available to ensure that the third party will have the funds or other consideration necessary for the consummation of the acquisition proposal;

(iii)

if consummated in accordance with its terms would result in a transaction financially superior for Uranerz or EFI and its security holders than the transaction contemplated by the Merger Agreement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof;

(iv)	is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such acquisition proposal;

(v)

is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition; and

(vi)	that the taking of action in respect of such acquisition proposal is necessary for the Uranerz Board or the EFI Board in the discharge of its fiduciary duties under applicable laws;

(d)	“match period” means five business days after the date a superior proposal notice was received by Uranerz or EFI; and

(e)

“adverse recommendation change” is the withdrawal, modification or qualification of Uranerz or EFI approval or recommendation of the Transaction and the recommendation or approval of an acquisition proposal that is a superior proposal.

Employee Matters

The Merger Agreement provides that:

•

on and after the closing of the Transaction (the “Closing ”), until at least the 90th day after the Closing, EFI shall cause the surviving entity to provide each employee of Uranerz who is retained by the surviving entity with (i) salary that is not less than the salary immediately prior to the Closing, and (ii) the benefit plans, programs and arrangements that are currently provided to EFI employees under EFI benefit plans, programs and arrangements;

•

upon the Closing, each Uranerz employee who is retained by the surviving entity shall be immediately eligible to participate in EFI’s group health plan (as defined in Section 5000(b)(1) of the Code) and credit such employee the amount of vacation time that such employee had accrued under any of Uranerz’ vacation policies as of the Closing Date; and

•

EFI shall, or shall cause the surviving entity to, assume and honor in accordance with their terms all change in control and termination agreements disclosed to EFI pursuant to the terms of the Merger Agreement applicable to employees of Uranerz arising from completion of the Transaction. Provided, however, that to the extent that EFI or the surviving entity or any other affiliate of EFI offers employment to any employee of Uranerz following completion of the Transaction, such employment shall be on terms concerning future changes of control and termination agreed to between the employee and EFI or its affiliate that are consistent with the terms currently in effect for the employees of EFI and its affiliates.

Other Agreements

The Merger Agreement further provides that:

•	from the date of the Merger Agreement until the Effective Time, Uranerz will provide to EFI (and EFI’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives) and EFI will provide to Uranerz (and Uranerz officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives) (i) reasonable access during normal business hours, upon prior notice, to its officers, employees, agents, properties, offices and other facilities and technology, processes, books, business and financial records, business plans, budget and projections, customers, suppliers and other information of Uranerz, and the work papers of its independent accountants, and otherwise provide such assistance as may be reasonably requested and (ii) promptly furnish any information concerning the business, properties, contracts, assets, liabilities, personnel and other information as reasonably requested;

•	subject to compliance with applicable law, from the date of the Merger Agreement until the Effective Time, each of Uranerz and EFI will confer on a regular and frequent basis with one or more representatives of the other to report on their respective material operational matters and the general status of ongoing operations;

•	each of Uranerz and EFI will make all required filings in connection with the Merger Agreement, including with respect to the United States Nuclear Regulatory Commission;

•	Uranerz and EFI will promptly notify the other after becoming aware of the occurrence or non - occurrence of any event which would be reasonably likely to cause any representation or warranty of any party contained in the Merger Agreement to be untrue or inaccurate in any material respect or otherwise cause any condition to the obligations of any party not to be satisfied;

•	Uranerz and EFI will promptly notify the other after becoming aware of any failure of Uranerz or EFI to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied pursuant to the Merger Agreement;

•

Uranerz and EFI shall take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transaction or if any state takeover statute or similar statute or regulation becomes applicable take all action necessary to ensure that such transactions may be consummated as promptly as practicable and to minimize the effect of such statute or regulation on the Transaction;

•

Uranerz will take steps to cause the Uranerz Shareholder Rights Plan to terminate as of the Effective Time and any rights issued under the Shareholder Rights Plan will terminate and be of no further force or effect effective as of the Effective Time;

•

Uranerz shall take all steps necessary to ensure that, as of the date which Uranerz files on SEDAR a Form 10-K in respect of its financial year ended December 31, 2014, it has filed a technical report in respect of each mineral property which is material to Uranerz and which complies with the requirements of NI 43-101 and which is current as of the filing of such Form 10-K; and

•

EFI shall take all steps necessary to ensure that as of the date on which EFI files on SEDAR an annual information form in respect of its financial year ended December 31, 2014, EFI has filed a technical report in respect of each mineral property which is material to EFI which complies with the requirements of NI 43- 101 and which is current as of the filing of such annual information form.

Indemnification and Insurance of Uranerz’ Directors and Officers

The Merger Agreement provides that, prior to the Effective Time, Uranerz will purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favorable in the aggregate to the protection provided by the policies maintained by Uranerz that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time.

EFI will, or will cause the surviving entity and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Time. If a tail policy is not available, then EFI agrees that for the period of two years following the Effective Time, EFI shall cause the surviving entity or any successor to the surviving entity to maintain Uranerz current directors’ and officers’ insurance policies or substantially equivalent policies subject in either case to terms and conditions no less advantageous to the directors and officers of Uranerz than those contained in the policies in effect on the date of the Merger Agreement, for all present and former directors and officers of Uranerz, covering claims made prior to or within such two year period, provided the EFI shall not be required to spend annual premiums in excess of 300% of the premiums paid by Uranerz.

Closing Conditions for Each Party

The obligations of Uranerz and EFI to complete the Transaction are subject to the fulfillment, at or prior to the Effective Time of the Transaction, of the following conditions:

•	approval of the Uranerz Shareholders at the Uranerz Shareholder Meeting;

•	the approval of the EFI shareholders at the Meeting;

•	the absence of any statute, rule, regulation, executive order, decree, temporary restraining order, injunction or other order issued by a court or other governmental entity preventing the completion of the Transaction;

•

the proxy statement/prospectus filed by EFI and Uranerz with the SEC on May 8, 2015 must be effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of such proxy statement/prospectus may be in effect and no proceeding for the purpose of suspending or stopping the effectiveness of such proxy statement/prospectus may be pending before or threatened by the SEC;

•

the issuance of the EFI Common Shares to be issued in the Transaction and upon exercise of the converted options and assumed warrants must be approved for listing on the NYSE MKT and the TSX, subject to official notice of issuance or customary conditions;

•

all filings, consents, authorizations and approvals of any governmental authority required to be made or obtained by EFI, Merger Sub, Uranerz or any of their subsidiaries to consummate the Transaction, including, without limitation, any required filings and or approvals of the United States Nuclear Regulatory Commission and the State of Utah Division of Radiation Control, shall have been made or obtained, other than those that if not made or obtained would not, individually or in the aggregate, have a material adverse effect on Uranerz, EFI or the surviving entity (in each case, after giving effect to the Transaction);

•

there are no suits, actions, investigations, inquiries or other proceedings instituted, pending or threatened by any governmental or other regulatory or administrative agency or commission that seeks to enjoin, prevent, materially delay or otherwise impose material limitations on the consummation of the Transaction; and

•	the inter-agency Committee on Foreign Investment in the United States (“CFIUS”) approval has been obtained.

Additional Closing Conditions for EFI

EFI’s obligation to complete the Transaction is subject to satisfaction or waiver, at or prior to the Effective Time of the Transaction, of the following additional conditions:

•

the representations and warranties of Uranerz set forth in the Merger Agreement that are qualified by material adverse effect or materiality must be true and accurate and the representations and warranties of Uranerz set forth in the Merger Agreement that are not qualified by material adverse effect or materiality must be true and accurate in all material respects, in each case, as of the Closing Date (except, in either case, to the extent that the representation or warranty speaks as of another date);

•

Uranerz must have performed in all material respects all obligations and complied in all material respects with all agreements and covenants in the Merger Agreement to be performed and complied with by it;

•	EFI must have received a certificate signed on behalf of Uranerz to the effect that the conditions described in the preceding two bullet points have been satisfied;

•

from the date of the Merger Agreement through the Effective Time, no material adverse effect must have occurred with respect to Uranerz and no event, change or circumstance that would reasonably be likely to result in a material adverse effect with respect to Uranerz must have occurred;

•

EFI must have received an opinion, dated the Closing Date, of counsel to Uranerz, in form and substance reasonably satisfactory to EFI, to the effect that the Uranerz Shares are regularly traded on an established securities exchange within the meaning of Treasury Regulation Section 1.897-9T(d) as of the Closing Date;

•

EFI must have received evidence reasonably satisfactory to it that the aggregate amount of all unpaid costs and expenses incurred by Uranerz in connection with the Transaction is not in excess of $1,500,000 (excluding commissions and fees paid to Haywood or Euro Pacific);

•	taxes required to be withheld by EFI or Merger Sub under Section 1445 of the Code shall not exceed $2,000,000;

•	the number of dissenting shares held by shareholders of Uranerz who have exercised dissent rights will comprise less than 5% of the issued and outstanding Uranerz Shares; and

•	each consent, waiver and approval required under the Merger Agreement must have been obtained, and Uranerz must provide EFI with copies thereof.

Additional Closing Conditions for Uranerz

Uranerz’ obligation to complete the Transaction is subject to satisfaction or waiver, at or prior to the Effective Time of the Transaction, of the following additional conditions:

•

the representations and warranties of EFI and Merger Sub set forth in the Merger Agreement relating to organization and valid existence, authority to enter into and carry out the obligations under the Merger Agreement and enforceability of the Merger Agreement (in each case, read without giving effect to any materiality or material adverse effect qualifiers set forth in those representations and warranties) must be true and correct in all material respects as of the Closing Date except to the extent that the representation or warranty speaks as of another date;

•

EFI and Merger Sub must have performed in all material respects all obligations and complied in all material respects with all agreements and covenants in the Merger Agreement to be performed and complied with by them;

•	Uranerz must have received a certificate signed on behalf of EFI to the effect that the conditions described in the preceding two bullet points have been satisfied;

•

from the date of the Merger Agreement through the Effective Time, no material adverse effect must have occurred with respect to EFI and no event, change or circumstance that would reasonably be likely to result in a material adverse effect with respect to EFI must have occurred;

•	Dennis Higgs and Glenn Catchpole must have been appointed to the board of directors of EFI and the EFI Board must be comprised of eight members; and

•	each consent, waiver and approval required under the Merger Agreement must have been obtained, and EFI must provide Uranerz with copies thereof.

Circumstances Under Which Either Party May Terminate the Merger Agreement

The Merger Agreement may be terminated by either party at any time before the Effective Time:

•	by mutual written agreement of EFI and Uranerz;

•

if the Transaction is not completed on or before July 31, 2015 (however, the right to terminate will not be available to a party whose failure to fulfill any obligation under the Merger Agreement or the breach of any representation or warranty under the Merger Agreement has been the cause of, or resulted in, the failure of the Transaction to have been completed on or before July 31, 2015);

•

if any applicable law makes completion of the Transaction illegal or if any judgment, injunction, order or decree of a court or other governmental authority restrains or prohibits the completion of the Transaction and such decision becomes final and non- appealable (however, the right to terminate is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in court action);

•

if there has been a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement that (i) would give rise to the failure of selected closing conditions and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 business days following delivery and receipt by the other part of written notice of the breach or (y) July 31, 2015;

•	by either party, if the other party’s shareholder approval has not been obtained because of the failure to obtain such approval at such other party’s shareholder meeting;

•	by either party, if the other party breaches or fails to perform in any material respect its non- solicitation obligations under the Merger Agreement;

•	by either party, if the other party fails to hold or is otherwise in material breach of its obligations to hold its shareholder meeting;

•	if the board of directors of the other party or any committee thereof makes an adverse recommendation change; and

•

by either party, if (i) the other party delivers a superior proposal notice of such party’s intent to enter into a Transaction, acquisition or other agreement (including an agreement in principle) to effect a superior proposal and received by such party in compliance with its non- solicitation obligations under the Merger Agreement and (ii) such party pays to the other party the termination fee as described below in “Termination Fees and Expenses”.

Effects of Terminating the Merger Agreement

If the Merger Agreement is terminated, the Merger Agreement becomes null and void and there will be no liability or obligation on the part of EFI, Merger Sub or Uranerz except for the provisions relating to confidentiality and other general provisions contained in Article XI of the Merger Agreement. Provided however, such termination will not relieve any party from any liability with respect to any willful, knowing or fraudulent breach of any representation, warranty, covenant or other obligation contained in the Merger Agreement.

Termination Fees and Expenses

Under the Merger Agreement, Uranerz has agreed to pay EFI a termination fee of $5,000,000 in any of the following circumstances:

•

EFI terminates the Merger Agreement because Uranerz breached or failed to perform in any material respect its non-solicitation obligations, the obligation of Uranerz to hold the special meeting of its shareholders to approve the Merger Agreement or the Uranerz Board makes an adverse recommendation change, provided however, no such fee will be payable where the adverse recommendation change resulted from the occurrence of a material adverse effect with respect to EFI and that the board of directors of Uranerz determined, in connection with such material adverse effect, it would be inconsistent with its fiduciary duties to recommend the Transaction;

•	Uranerz terminates the Merger Agreement by delivering to EFI a written notice of its intent to enter into an agreement in order to consummate a superior proposal;

•	after the date of the Merger Agreement, and prior to any termination, any person publicly proposes an “acquisition proposal” to Uranerz and either Uranerz or EFI terminates the Merger Agreement because Uranerz Shareholders fail to approve the Merger Agreement. Provided, however, Uranerz will not be required to pay the termination fee prior to entering into a definitive agreement and consummating a transaction constituting an acquisition proposal, and in no event be required to pay the termination fee if such consummation occurs more than twelve months after the termination of the Merger Agreement; and

•	after the date of the Merger Agreement, and prior to any termination, any person publicly proposes an “acquisition proposal” to Uranerz and EFI terminates the Merger Agreement because the closing of the Transaction has not occurred on or before July 31, 2015. Provided, however, Uranerz will not be required to pay the termination fee prior to entering into a definitive agreement and consummating a transaction constituting an acquisition proposal, and in no event be required to pay the termination fee if such consummation occurs more than twelve months after the termination of the Merger Agreement.

Under the Merger Agreement, EFI has agreed to pay Uranerz a termination fee of $5,000,000 in any of the following circumstances:

•

Uranerz terminates the Merger Agreement because EFI breached or failed to perform in any material respect its non-solicitation obligations, the obligation of EFI to hold the Meeting to approve the Merger Agreement or the board of directors of EFI makes an adverse recommendation change, provided however, no such fee will be payable where the adverse recommendation change resulted from the occurrence of a material adverse effect with respect to Uranerz and that the board of directors of EFI determined, in connection with such material adverse effect, it would be inconsistent with its fiduciary duties to recommend the Transaction;

•	EFI terminates the Merger Agreement by delivering to Uranerz a written notice of its intent to enter into an agreement in order to consummate a superior proposal;

•

after the date of the Merger Agreement, and prior to any termination, any person publicly proposes an “acquisition proposal” to EFI and either Uranerz or EFI terminates the Merger Agreement because EFI shareholders fail to approve the Merger Agreement. Provided, however, EFI will not be required to pay the termination fee prior to entering into a definitive agreement and consummating a transaction constituting an acquisition proposal, and in no event be required to pay the termination fee if such consummation occurs more than twelve months after the termination of the Merger Agreement; and

•

after the date of the Merger Agreement, and prior to any termination, any person publicly proposes an “acquisition proposal” to EFI and Uranerz terminates the Merger Agreement because the closing of the Transaction has not occurred on or before July 31, 2015. Provided, however, EFI will not be required to pay the termination fee prior to entering into a definitive agreement and consummating a transaction constituting an acquisition proposal, and in no event be required to pay the termination fee if such consummation occurs more than twelve months after the termination of the Merger Agreement.

For the purposes of the Merger Agreement and this Section “Merger Agreement - Termination Fees and Expenses” only, the term acquisition proposal has the same meaning as specified in “Merger Agreement-Non-Solicitation and Acquisition Proposals” with the exception that references to “20% or more” are deemed to be changed to “50% or more”.

Unless otherwise described in the bullet points above, any termination fee payable by either Uranerz or EFI is required to be paid within one business day after termination of the Merger Agreement.

Governing Law

The Merger Agreement is to be governed by and construed in accordance with the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

Amendment of the Merger Agreement

At any time before or after approval of the Merger Agreement by Uranerz Shareholders and/or EFI Shareholders and prior to the Effective Time, the Merger Agreement may be amended or supplemented in writing by EFI and Uranerz with respect to any of its terms, except as otherwise provided by law. Following approval of the Merger Agreement by Uranerz Shareholders, there will be no amendment or change to its provisions unless permitted by Chapter 92A of the Nevada Revised Statutes without further approval by the Uranerz Shareholders.

On May 8, 2015, Uranerz, EFI and Merger Sub entered into an Amendment to the Agreement and Plan of Merger to amend Sections 1.3, 3.2(h), 4.23 and 7.13 of the Merger Agreement (the “Amendment Agreement”). The Amendment Agreement modified the number of Uranerz nominees EFI is required to appoint to the EFI Board and modified the total number of members of the EFI Board after the closing of the Transaction. The Merger Agreement originally provided for the appointment of three Uranerz nominees, being Dennis Higgs, Glenn Catchpole and Paul Saxton, while the Amendment Agreement only requires the appointment of Dennis Higgs and Glenn Catchpole. The execution of the Amendment Agreement reflects a determination by EFI in March 2015 to adjust the size of its board of directors following the completion of the Transaction such that the EFI Board would be comprised of 8 members, versus a minimum of 9 directors as originally contemplated. In order to reflect the reduced size of the board and to retain substantial representation on the EFI Board, EFI requested, and Uranerz agreed, to reduce the number of Uranerz nominees on the EFI Board post-Transaction from three directors to two directors. The Amendment Agreement further requires the EFI Board to be comprised of eight directors while the Merger Agreement originally stated that the EFI Board would consist of at least 9 members.

In addition, the Amendment Agreement provides for withholding of taxes for holders of Uranerz warrants who are subject to FIRPTA withholding as well as a revised process for withholding of FIRPTA taxes for holders of shares of Uranerz common stock (who do not also holder Uranerz warrants). Pursuant to the Amendment Agreement:

•

EFI and any holder of Uranerz Shares (who does not also hold Uranerz Warrants) subject to FIRPTA withholding will direct the exchange agent for the Transaction to withhold 10% of the EFI common shares issuable to such holder of shares on completion of the Transaction (the “Withheld Shares”) on account of the amount to be withheld under the Internal Revenue Code and any other applicable tax laws (the “Withholding Amount”);

•	The exchange agent for the Transaction will sell the Withheld Shares to fund the Withholding Amount;

•	EFI will pay all Withholding Amounts to the IRS and other government authorities under applicable tax laws;

•	Such holders will have no further interest in the Withheld Shares;

•	Such holders will have no obligation to EFI in the event that the amount realized is less than the Withholding Amount; and

•	EFI will have no obligation to such holders to remit to such holders any proceeds of sale derived from the sale of the Withheld Shares and such holder will have no entitlement to such amounts.

It is intended that the arrangement regarding FIRPTA withholding described above will apply to all holders of Uranerz Shares, who do not also hold Uranerz Warrants, and who are subject to FIRPTA withholding requirements. Currently Uranerz believes that Dennis Higgs is the only shareholder subject to FIRPTA withholding requirements. However, Uranerz cannot be certain as to whether other shareholders may be subject to such withholding requirements. Additional shareholders may become subject to FIRPTA withholding requirements subsequent to the date of this registration statement and prior to Closing. In order for a holder of Uranerz Shares who does not also hold Uranerz Warrants to be subject to FIRPTA withholding, they must have held greater than 5% of the outstanding Uranerz Shares at any time in the 5 years preceding Closing of the Transaction, unless during such five-years the holder had disposed of all of Uranerz Shares which it held prior to Closing.

Support Agreements

As a condition and inducement to Uranerz’ willingness to enter into the Merger Agreement, Uranerz entered into support agreements with each of the directors and executive officers of EFI. In the aggregate, such persons own or control the voting of 73,531 EFI Common Shares, representing 0.37% of the outstanding EFI Common Shares.

According to the terms of the support agreements, each named shareholder has agreed, among other things, to:

(a)	vote such party’s beneficially owned shares, in favor of any resolutions approving the Transaction and other related matters,

(b)	not exercise any dissent rights,

(c)	not exercise any shareholder rights or remedies available at common law to delay, hinder, upset or challenge the Transaction,

(d)

not option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an encumbrance on, grant a security interest in or otherwise convey any of such shareholder’s securities in EFI,

(e)	not grant or agree to grant any proxy or other right to the shareholder’s securities in EFI, other than in support of the resolution approving the Transaction and other related matters,

(f)	not requisition or join in the requisition of any meeting of the shareholders of Uranerz for the purpose of considering any resolution,

(g)

not, in any manner, directly or indirectly solicit, initiate, or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any acquisition proposals, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an acquisition proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an acquisition proposal,

(h)	not deposit or cause to be deposited such shareholder’s shares in EFI under any acquisition proposal,

(i)	promptly notify EFI, at first orally and then in writing, of all acquisition proposals currently under consideration or of which the securityholder is aware.

The support agreements will terminate at the earlier to occur of (a) at any time by mutual consent of Uranerz and the shareholder party to the support agreement; (b) completion of the Transaction in accordance with the Merger Agreement; (c) termination of the Merger Agreement in accordance with its terms; (d) by written notice of the shareholder if Uranerz has not complied in any material respect with its covenants contained in the support agreement or if any representation or warranty of Uranerz contained in the support agreement is untrue and incorrect in any material respect; and (e) by written notice of Uranerz if the resolution approving the Transaction is not approved by the requisite majority of EFI shareholders.

Litigation Relating to the Transaction

Between January 6, 2015, and February 9, 2015, Uranerz, all of its directors, EFI, and Merger Sub were named as defendants in the following putative shareholder class action suits in the District Court of Clark County, Nevada and the District Court of Washoe County, Nevada: Barrett v. Uranerz Energy Corp., et al., No. A-15-711942-C (Clark Cnty.); Foreman v. Catchpole, et al., No. A-15-712125-C (Clark Cnty.); Travirca v. Uranerz Energy Corp., et al., No. A-15-712318-C (Clark Cnty.); Heims v. Uranerz Energy Corp., et al., No. A-15-712379 (Clark Cnty.); Bouch v. Uranerz Energy Corp, et al., No. A-15-712441-B (Clark Cnty.); Toderash v. Higgs, et al., No. A-15-712433-C (Clark Cnty.); Stern v. Uranerz Energy Corp., et al., No. A-15-712618-B (Clark Cnty.); Lang v. Higgs, et al., No. CV-15-00115 (Washoe Cnty.); Zimmer v. Uranerz Energy Corp., et al., No. A-15-712718-B (Clark Cnty.); Prewitt v. Uranerz Energy Corp., et al., No. A-15-713683 (Clark Cnty.). These suits generally allege claims for breach of fiduciary duty and related claims regarding the Transaction and seek, inter alia, prohibition and/or rescission of the Transaction, damages, and attorneys’ fees and costs.

All of the cases in Clark County have been consolidated. On May 1, 2015, Uranerz and the directors filed a motion to transfer the Lang action to Clark County, or alternatively to stay the Lang action pending the resolution of the consolidated actions pending in Clark County. That motion remains pending.

On May 18, 2015, the lead plaintiffs in Clark County filed a consolidated amended complaint, asserting claims similar to those brought in the original complaints and adding claims relating to the disclosures included by Uranerz and EFI in the Form F-4 registration statement filed by EFI with the Securities & Exchange Commission on May 8, 2015.

Uranerz and EFI believe these suits are without merit, and Uranerz and the Uranerz Board, and EFI and the EFI Board intend to vigorously defend against them.

Regulatory Approvals Required for the Transaction and Other Regulatory Matters

EFI and Uranerz have agreed to use their commercially reasonable efforts to obtain all governmental and regulatory approvals required to complete the Transaction as contemplated by the Merger Agreement.

US Nuclear Regulatory Commission

The uranium recovery operations of Uranerz are regulated by the United States Nuclear Regulatory Commission (the “NRC”) pursuant to the Atomic Energy Act of 1954, as amended. The NRC’s primary function is to ensure the protection of employees, the public and the environment from radioactive materials as well as to regulate most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”). Uranerz currently holds a Materials License issued by the NRC for the Nichols Ranch ISR Project in Johnson and Campbell Counties, Wyoming. Under 10 CFR, the transfer of the Materials License is not permitted unless the NRC, after securing full information, finds that the transfer is in accordance with the provisions of the Atomic Energy Act and has given its consent in writing. The completion of the Transaction will result in a “change of control” with respect to Uranerz that triggers the requirement that the consent of the NRC be obtained. In order to obtain this consent, Uranerz must file a Notice of Change of Control and Ownership Information to the NRC (“Notice”). The Notice provides the NRC with a complete description of the proposed Transaction including, but not limited to, any transfer of stocks or assets or merger, any name change, any changes in personnel or duties that relate to the licensed program, and any changes in the organization, location, or procedures that relate to the licensed program. Uranerz must also confirm that all records concerning the safe and effective decommissioning of the facility will be transferred to the transferee and confirm that the transferee will abide by all constraints, conditions, requirements and commitments of the transferor under the Materials License. Under the Atomic Energy Act, the NRC will be required to make a determination that the Transaction will not be “inimical to the common defense and security, and would not constitute unreasonable risk to the health and safety of the public.” As part of this determination, the NRC will consider certain foreign ownership, control and domination factors. In addition, the NRC may require EFI to agree to certain commitments designed to ensure ongoing compliance with the terms of the Materials License. Uranerz and EFI have submitted the Notice to the NRC in connection with the Transaction.

Wyoming Department of Environmental Quality

The uranium operations of Uranerz in Wyoming are also regulated by the Wyoming Department of Environmental Quality (the “WDEQ”). The WDEQ exercises delegated jurisdiction from the United States Environmental Protection Agency to administer the Clean Water Act and the Clean Air Act, and directly administers Wyoming statutes on mined land reclamation. Uranerz has been issued a number of permits for its operations at the Nichols Ranch ISR project, including permits relating to wellfield operations, deep disposal wells and air quality. Uranerz has discussed the change of control of Uranerz that will result from the completion of the Transaction with the WDEQ and is of the understanding that no approval of the WDEQ is required in connection with the Transaction as Uranerz will be the surviving corporation in the Transaction.

Wyoming Bond Financing Agreement

Uranerz entered into a Financing Agreement dated November 26, 2013 (the “Financing Agreement”) with Johnson County, Wyoming (the “County”) pursuant to which the County agreed to loan to Uranerz (the “Wyoming Loan”) the proceeds from the sale of its $20,000,000 Taxable Industrial Development Revenue Bond (Uranerz Energy Corporation Project), Series 2013, (the “Bond”) upon the terms and conditions set out in the Financing Agreement, for the purpose of financing the Nichols Ranch Project. The Bond was issued by the County pursuant to an indenture of trust dated as of November 26, 2013 between the County and UMB BANK, n.a. as trustee thereunder. The State of Wyoming, acting by and through the Wyoming State Treasurer, agreed to purchase the Bond subject to the terms and conditions specified under Wyoming Statute 9-4-715(m) and pursuant to the terms and conditions set out in a Bond Purchase Agreement entered into on November 26, 2013 among the State of Wyoming, acting by and through the Wyoming State Treasurer (the “State”), the County and Uranerz.

Uranerz has initiated discussions with the County and the State as to the appropriate documentation and acceptances that will be required in connection with the completion of the Transaction. It is anticipated that Uranerz will be required to execute and deliver to the County and the State an executed assumption agreement pursuant to which it agrees to perform all of the original covenants and conditions under the Financing Agreement, together with an opinion of its legal counsel relating to the execution of the assumption agreement as well as other additional assurances and covenants.

Utah Department of Environmental Quality

EFI’s White Mesa Mill is regulated by the State of Utah Department of Environmental Quality (“UDEQ”) pursuant to a Radioactive Materials License, Groundwater Discharge Permit and Air Approval Order. EFI does not believe the completion of the Transaction will result in a “change of control” with respect to EFI that would trigger the requirement that the consent of UDEQ be obtained in advance of completion of the Transaction. EFI has requested confirmation from UDEQ that its consent will not be required, or, alternatively, that UDEQ grant its consent should UDEQ determine that such consent is required.

U.S. Antitrust Regulations

The completion of the Transaction is conditioned upon the receipt of all required antitrust clearances, consents and approvals. Although neither Uranerz nor EFI are required, in the United States or elsewhere, to make pre-Transaction notification filings or to await the expiration of any statutory waiting periods prior to completing the Transaction, the Federal Trade Commission, the Department of Justice, a state attorney general, or an antitrust enforcement authority in another country could challenge or seek to block the Transaction at any time, either before or after closing under the antitrust laws, as it deems necessary or desirable in the public interest. Moreover, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Transaction, before or after it is completed. Neither EFI nor Uranerz believe that the completion of the Transaction will result in a violation of any applicable U.S. or foreign antitrust laws. However, there can be no assurance that a challenge to the Transaction on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

U.S. National Security Review

Section 721 of the Defense Production Act of 1950, as amended (“Section 721”) authorizes the President of the United States to investigate, and to suspend or to prohibit, any transaction that could result in control of a U.S. business by a foreign person (a “Covered Transaction”) where the President determines that such transaction threatens to impair U.S. national security, and no other adequate and appropriate means are available to address that threat. In the exercise of Section 721 authority, the President relies on CFIUS. CFIUS consists of representatives of several U.S. agencies, including the Departments of Commerce, Defense, Energy, Homeland Security, Justice, State, and the Treasury, as well as the U.S. Trade Representative and other White House offices. The Treasury Department chairs and acts as the secretariat for CFIUS. CFIUS is empowered to review and to investigate Covered Transactions (i) where appropriate, to negotiate agreements to mitigate identified national security threats; (ii) to monitor and to enforce such mitigation agreements; (iii) to determine that no further action under Section 721 is necessary concerning a Covered Transaction based on the outcome of its review or investigation (including conclusion of a mitigation agreement); and (iv) to make recommendations to the President for a final decision if it is unable itself to resolve issues concerning a Covered Transaction.

There is no requirement to file a notice of a Covered Transaction with CFIUS, but CFIUS itself may self-initiate an investigation without being notified by the parties. Further, even if the parties to a Covered Transaction do not file a notice with CFIUS or if CFIUS does not self-initiate an investigation, the President maintains the authority to conduct an investigation into, and to suspend, to prohibit, and to reverse a Covered Transaction. Accordingly, it is customary and generally considered prudent to file a joint voluntary notice with CFIUS in order to secure timely CFIUS consideration of a Covered Transaction.

Uranerz and EFI submitted a joint voluntary notice with CFIUS on March 17, 2015, and on April 20, 2015, CFIUS approval was issued.

EFI’s Status as a Foreign Private Issuer under the United States Securities Exchange Act of 1934

EFI is considered a “foreign private issuer” under the rules of the SEC. EFI is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. EFI is required to file its annual report on Form 20-F with the SEC within four months of its fiscal year end, or Form 40-F, if applicable, with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, EFI must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by EFI in Canada or filed with the TSX, or regarding information distributed or required to be distributed by EFI to its shareholders.

Moreover, although EFI is required to comply with Canadian disclosure requirements, in some circumstances EFI is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. EFI is required to file financial statements in accordance with IFRS, and therefore does not file financial statements prepared in accordance with U.S. generally accepted accounting principles. Furthermore, EFI is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. In addition, among other matters, EFI’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of EFI common shares. If EFI loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. EFI does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of EFI are generally required to disclose their trading in EFI shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.

EFI expects that, upon completion of the Transaction, it will likely cease being considered a “foreign private issuer” under the rules of the SEC effective at the beginning of its next fiscal year and will therefore be required to comply with such rules for all filings on or after January 1, 2016, including the filing of its annual report for the fiscal year ended December 31, 2015.

Risk Factors

The Exchange Ratio will not be adjusted in the event of any change in either Uranerz’ stock price or EFI’s share price.

In the Transaction, each Uranerz Share (other than those shares with respect to which dissent rights are properly exercised and not withdrawn) will be converted into the right to receive 0.255 EFI Common Shares (subject to adjustment as described herein). This Exchange Ratio will not be adjusted for changes in the market price of either Uranerz Shares or EFI Common Shares. Changes in the price of EFI Common Shares prior to completion of the Transaction will affect the value of the consideration that Uranerz shareholders will receive on the date of the Transaction. Share price changes may result from a variety of factors (many of which are beyond the control of EFI and Uranerz), including the following:

•	Changes in Uranerz’ and EFI’s respective businesses, operations, finances and prospects, or the market assessments thereof;

•	Market assessments of the likelihood that the Transaction will be completed, including related considerations regarding regulatory approvals of the Transaction; and

•	General market and economic conditions, including fluctuations in the spot price of uranium and other factors generally affecting the price of Uranerz Shares and EFI Common Shares.

The price of EFI Common Shares at the Closing may vary from the price on the date the Merger Agreement was executed, on the date of this Circular, and on the date of the Meeting. As a result, the market value represented by the Exchange Ratio will also vary. For example, based on the range of closing prices of EFI Common Shares on the NYSE MKT during the period from January 2, 2015, the last trading day before public announcement of execution of the Merger Agreement, through May 20, 2015, the last trading date before the date of this Circular, the Exchange Ratio represented a market value ranging from a low of $1.04 to a high of $1.57 for each Uranerz Share.

Because the Transaction will be completed after the date of the Meeting, at the time of Meeting, EFI Shareholders will not know the exact market value of the EFI Common Shares that Uranerz Shareholders will receive upon completion of the Transaction.

If the price of EFI Common Shares increases between the time of the Meeting and the Closing of the Transaction, Uranerz Shareholders will receive EFI Common Shares that have a market value that is greater than the market value of such shares at the time of the Meeting. If the price of EFI Common Shares decreases between the time of the Meeting and the Effective Time, Uranerz Shareholders will receive EFI Common Shares at Closing that have a market value that is less than the market value of such shares at the time of the Meeting. Therefore, because the Exchange Ratio will not be adjusted based on the market value of Uranerz Shares or EFI Common Shares, shareholders cannot be sure at the time of the Meeting of the market value of the consideration that will be paid to Uranerz Shareholders upon completion of the Transaction.

The Transaction is subject to a number of conditions, including the receipt of consents and clearances from regulatory authorities that may not be obtained, may not be completed on a timely basis or may impose conditions that could have an adverse effect on Uranerz or EFI.

Completion of the Transaction is conditioned upon the satisfaction or waiver of, among other matters, the receipt of certain governmental authorizations, consents, orders, clearances, or other approvals necessary to permit all parties to perform their obligations under the Merger Agreement and complete the Transaction, including, without limitation, the Nuclear Regulatory Commission and Wyoming Department of Environmental Quality. There can be no assurance that regulators will not impose conditions, terms, obligations, or restrictions and that such conditions, terms, obligations, or restrictions will not have the effect of delaying or preventing the completion of the Transaction or imposing additional material costs on, or materially reducing the revenues of EFI following the Transaction. In addition, such conditions, terms, obligations, or restrictions may result in the delay or abandonment of the Transaction. If any condition to closing is waived, no assurance can be given that the the underlying condition will be met or that failure to meet such condition would not have a material effect on EFI post-Closing.

Failure to complete the Transaction could negatively impact EFI’s business, financial condition, results of operations or stock price.

Completion of the Transaction is conditioned upon the satisfaction of certain closing conditions, as set forth in the Merger Agreement. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived. If the Transaction is not consummated for these or any other reason, EFI’s ongoing business may be adversely affected and will be subject to a number of risks and consequences, including the following:

•	EFI may be required, under certain circumstances, to pay Uranerz a termination fee of $5 million;

•

EFI must pay the substantial fees and expenses that it incurred related to the Transaction, such as legal, accounting, printing and fees and expenses of other professionals retained in connection with the Transaction, even if the Transaction is not completed and, except in certain circumstances, EFI may not be able to recover such fees and expenses from Uranerz;

•

under the Merger Agreement, EFI is subject to certain restrictions on the conduct of its business prior to completing the Transaction, which restrictions could adversely affect its ability to realize certain of its business strategies, including its ability to enter into additional acquisitions or other strategic transactions;

•	matters relating to the Transaction may require substantial commitments of time and resources by EFI’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to EFI;

•	the market price of EFI’s Common Shares may decline to the extent that the current market price reflects a market assumption that the Transaction will be completed;

•	EFI may experience negative reactions to the termination of the Transaction from customers, clients, business partners, lenders and employees; and

•	EFI would not realize any of the anticipated benefits of having completed the Transaction.

In addition, any delay in the consummation of the Transaction, or any uncertainty about the consummation of the Transaction, may adversely affect EFI’s future business, growth, revenue, liquidity and results of operations.

Lawsuits have been filed against Uranerz, EFI, and Merger Sub relating to the Transaction, and an adverse ruling in any such lawsuit may prevent the Transaction from being completed.

Since the Transaction was announced on January 5, 2015, a number of putative shareholder class action complaints have been filed against Uranerz, the Uranerz Board, EFI and Merger Sub in the District Court, Clark County, Nevada and the District Court, Washoe County, Nevada, by purported Uranerz Shareholders challenging the Transaction and seeking, among other things, damages, attorneys’ and experts’ fees and injunctive relief concerning alleged breaches of fiduciary duty and to prohibit defendants from consummating the Transaction. The cases filed in Clark County have been consolidated, and a motion is pending to transfer the case in Washoe County to Clark County. Uranerz and EFI believe the claims asserted in the complaints have no merit, and EFI and Uranerz and all of the members of the Uranerz Board intend to defend vigorously against them. See “The Transaction—Litigation Related to the Transaction for more information about the lawsuits related to the Transaction that have been filed. If Uranerz and EFI are unsuccessful in defending the class action complaints, Uranerz and EFI may not be able to proceed with the Transaction even if all required approvals, including the approvals of the shareholders of Uranerz, are obtained. In addition, Uranerz and EFI may become subject to awards of damages against us.

The Merger Agreement contains provisions that could discourage a potential competing acquiror of EFI.

The Merger Agreement contains provisions that, subject to limited exceptions, restrict EFI’s ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire shares or assets of EFI. In addition, certain shareholders holding approximately 0.37% of the issued and outstanding EFI Common Shares have entered into support agreements with Uranerz pursuant to which they have agreed to vote in favor of the Transaction. These provisions and the support agreements could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of EFI from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share, cash or market value than the Transaction consideration proposed to be received or realized in the Transaction, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the $5 million termination fee that may become payable in certain circumstances.

If the Merger Agreement is terminated by EFI, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Transaction.

The Fairness Opinion obtained by the EFI Board from its independent financial advisor will not reflect subsequent changes.

In connection with the proposed Transaction, Roth delivered to the EFI Board the an opinion dated January 2, 2015 to the effect that as of that date, and based upon and subject to the various considerations set forth in the opinion, the Exchange Rate was fair, from a financial point of view, to EFI and its shareholders. The opinion does not reflect changes that may occur or that have occurred after the date of the opinion, including changes to the operations and prospects of EFI or Uranerz, fluctuations in the spot price of uranium, changes in the market prices of the common shares of EFI or Uranerz, changes in general market or economic conditions or regulatory or other factors. Any such changes, or changes of other factors on which the opinion is based, may materially alter or affect the relative values of Uranerz and EFI and the value of the Transaction.

Risks Relating to the Combined Company

Current EFI Shareholders will have reduced ownership and voting interests after the Transaction.

Based on 95,912,806 Uranerz Shares outstanding on May 15, 2015, and the Exchange Ratio, it is anticipated that EFI will issue 24,457,766 EFI Common Shares to the shareholders of Uranerz on completion of the Transaction. Based on the number of EFI Common Shares outstanding on the Record Date, current Uranerz Shareholders and current EFI Shareholders would own approximately 55.6% and 44.4% of EFI Common Shares, respectively, upon the completion of the Transaction, assuming no additional issuances of common shares by either EFI or Uranerz between the Record Date and the Effective Time and excluding EFI Common Shares issuable to Cantor and Haywood and to members of Uranerz management on account of change of control severance payments. However, EFI could issue up to 1,824,941 EFI Common Shares upon the exercise of outstanding EFI warrants and options prior to the Effective Time and Uranerz could issue up to 18,594,180 Uranerz Shares (equivalent to 4,741,516 EFI Common Shares) upon the exercise of outstanding Uranerz Warrants and Uranerz Options prior to the Effective Time. In addition, following the effective time, EFI may issue additional common shares pursuant to the exercise of outstanding EFI warrants and options, including pursuant to those Uranerz warrants and options assumed by EFI in connection with the Transaction. Further, EFI may issue additional common shares in connection with future financings or other transactions.

The Transaction will result in changes to EFI’s board of directors and management that may affect the strategy and operations of the combined company as compared to that of Uranerz and EFI as they currently exist.

If the Transaction is completed, the composition of the EFI Board and its management team will change. Upon completion of the Transaction, the EFI Board will be comprised of eight members. The EFI Board currently consists of nine members, however Mr. Goodman is not standing for election at the Meeting and on Closing two additional members of the EFI Board are anticipated to resign and two additional board members designated by Uranerz will be appointed to the EFI Board. These individuals are Dennis Higgs and Glenn Catchpole.

In addition, Mr. Paul Goranson, current President and COO of Uranerz is expected to become the Executive Vice President, ISR Operations of EFI. Furthermore, EFI is currently in negotiations with Mr. Dennis Higgs to stay on as an employee or a consultant following the closing of the Transaction. There can be no assurance that the newly constituted board of directors and new management of EFI will function effectively as a team and that there will not be any adverse effect on EFI’s business as a result.

Any delay in completing the Transaction may reduce or eliminate the benefits expected to be achieved thereunder.

In addition to the required regulatory approvals and clearances, the Transaction is subject to a number of other conditions beyond shareholders’ control that may prevent, delay, or otherwise materially adversely affect its completion. It is not predicable whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Transaction could cause shareholders not to realize some or all of the synergies and other benefits that are expected to be achieved if the Transaction is successfully completed within its expected time frame.

Uncertainties associated with the Transaction may cause a loss of management personnel and other key employees which could adversely affect the future business and operations following the Transaction.

The combined company will be dependent on the experience and industry knowledge of Uranerz and EFI officers and other key employees to execute its business plans. EFI’s success after the Transaction will depend in part upon its ability to retain key management personnel and other key employees. Uranerz’ and EFI’s current and prospective employees may experience uncertainty about their roles within EFI following the Transaction or other concerns regarding its operations following the Transaction, any of which may have an adverse effect on EFI’s ability to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Uranerz and EFI will be able to attract or retain key management personnel and other key employees until the Transaction is consummated or following the Transaction to the same extent that Uranerz and EFI have previously been able to attract or retain such employees.

The expected benefits of the Transaction may not be realized.

To be successful after the Transaction, EFI will need to combine and integrate the operations of Uranerz and EFI. Integration will require substantial management attention and resources and could detract attention and resources from the day-to-day business of EFI. EFI could encounter difficulties in the integration process, such as:

•	the potential inability to extract predicted amounts of uranium from the Uranerz ISR operations and to achieve anticipated sales under sales agreements;

•	the potential inability to successfully carry out the Uranerz plan of operations for the Nichols Ranch ISR Uranium Project, including the planned wellfield and operating unit expansions;

•

the potential inability to successfully combine Uranerz’ business with EFI’s business or difficulties in connection with the in situ recovery mining method in a manner that permits it to achieve the operational and cost synergies expected to be achieved as a result of the completion of the Transaction and other benefits anticipated to result from the Transaction;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating different hard-rock and in-situ recovery mining methods and assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, clients, employees, lenders, and other constituencies;

•	the loss of key employees, customers, suppliers, vendors and partners;

•	insufficient capital and liquidity to achieve the business plan;

•	the inability of the combined company to meet its cost and production expectations;

•	insufficient uranium prices to allow the combined business to achieve its production goals; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Transaction.

If EFI cannot integrate Uranerz’ business successfully with its own, EFI may fail to realize the expected benefits of the Transaction. In addition, there is no assurance that all of the goals and anticipated benefits of the Transaction will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that neither EFI nor Uranerz controls. These factors include such things as the reactions of third parties with whom contracts are entered into and with which business is undertaken and the reactions of investors and analysts.

In addition, Uranerz and EFI have operated and, until the completion of the Transaction, will continue to operate independently. It is possible that the integration process could result in diversion of the attention of each company’s management which could adversely affect each company’s ability to maintain relationships with customers, clients, employees, and other constituencies or EFI ability to achieve the anticipated benefits of the Transaction, or could reduce each company’s operating results or otherwise adversely affect EFI business and financial results following the Transaction.

The obligations and liabilities of Uranerz, some of which may be unanticipated or unknown, may be greater than anticipated, which may diminish the value of Uranerz to EFI.

Uranerz’ obligations and liabilities, some of which may be unanticipated or unknown, or may be greater than anticipated, may not be reflected or reserved for in Uranerz’ historical financial statements. The obligations and liabilities of Uranerz could have a material adverse effect on Uranerz’ business, financial condition, or results of operations following the Transaction. EFI will not be able to realize any indemnification from Uranerz under the Merger Agreement with respect to obligations or liabilities of Uranerz, whether known or unknown. Any such liabilities could substantially reduce EFI’s earnings and cash flows or otherwise materially and adversely affect its business, financial condition, or results of operations following the Transaction.

EFI has made a determination that the Transaction will not constitute a change of control under its Convertible Debentures, and, like any other determination, could potentially be challenged.

EFI currently has convertible debentures outstanding in the aggregate principal amount of CDN$22 million. If there is a “change of control” of EFI as such term is defined in the trust indenture, EFI would be obligated to offer to redeem the convertible debentures. EFI has determined that the completion of the Transaction will not constitute a “change of control” as defined under the trust indenture and accordingly that EFI will not be obligated to offer to redeem the convertible debentures on completion of the Transaction. However, there can be no assurance that all holders of debentures will agree with EFI’s determination on this matter, and it is therefore possible that legal action under the Indenture could result. If one or more holders brought such an action, it could result in costs to EFI and a diversion of management attention. Furthermore, if a court found, despite the language of the trust indenture, that there was a change of control, then EFI may be required to redeem some or possibly all of the convertible debentures. Such a redemption would adversely impact the working capital and financial position of EFI, and EFI may be required to seek additional financing to fund the redemption. While EFI believes that it would be able to raise such additional financing, there can be no assurance that it would be able to do so or on commercially reasonable terms. In addition, the completion of any additional financing may be dilutive to the shareholders of EFI. The inability of EFI to complete any additional financing, if required, on commercially reasonable terms or at all, could adversely impact its stock price.

EFI’s future results following the Transaction may differ materially from the unaudited pro forma financial information included in this Circular.

The unaudited pro forma combined financial information contained in this Circular is presented for purposes of presenting EFI’s historical consolidated financial statements with Uranerz’ historical consolidated financial statements as adjusted to give effect to the Transaction as though the Transaction had occurred on March 31, 2015, and is not necessarily indicative of the financial condition or results of operations of EFI following the Transaction. The unaudited pro forma financial information reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Uranerz’ acquired assets and liabilities. The purchase price allocation reflected in this Circular is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Uranerz as of the date of the completion of the Transaction. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect EFI’s financial condition and results of operations following the Transaction. See the section entitled “Unaudited Pro Forma Condensed Financial Statements”.

Additional reporting requirements may apply if EFI loses its status as a Foreign Private Issuer under the Exchange Act.

EFI is considered a “foreign private issuer” under the rules of the SEC. However, following completion of the Transaction it is likely to lose its “foreign private issuer” status effective at the beginning of its next fiscal year and will therefore be required to comply with such rules for all filings on or after January 1, 2016, including the filing of its annual report for the fiscal year ended December 31, 2015. This change will require, among other things, that EFI change from preparing its financial statements in accordance with IFRS to preparing them in accordance with US GAAP. As a foreign private issuer, EFI is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. EFI is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities. In addition, EFI must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by EFI in Canada or filed with the TSX and which was made public by the TSX, or regarding information distributed or required to be distributed by EFI to its shareholders. Moreover, although EFI is required to comply with Canadian disclosure requirements, in some circumstances EFI is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. EFI is required to file financial statements in accordance with IFRS, and therefore does not file financial statements prepared in accordance with U.S. generally accepted accounting principles. Furthermore, EFI is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information, although it must comply with Canadian disclosure requirements. In addition, among other matters, EFI’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of EFI common shares. If EFI loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. EFI does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of EFI are generally required to disclose their trading in EFI shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.

Uranerz and EFI expect to incur substantial expenses related to the Transaction and the integration of the two companies.

EFI expects to incur significant transaction costs and significant synergy planning and integration costs in connection with the Transaction. While EFI has assumed that this level of expense will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the Transaction and integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. To the extent these Transaction and integration expenses are higher than anticipated or are incurred at different times than anticipated, EFI’s future operating results and financial condition may be materially adversely affected.

EFI’s future results will suffer if it does not effectively manage its expanded operations following the Transaction.

Following the Transaction, the size of EFI’s business will increase significantly. Its future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, and associated increased costs and complexity. There can be no assurances that EFI will be successful following the Transaction.

The Transaction may result in a loss of customers, clients and strategic alliances.

As a result of the Transaction, some of the customers, clients, potential customers or clients or strategic partners of EFI or Uranerz may terminate their business relationship with EFI or Uranerz following the Transaction. Potential clients or strategic partners may delay entering into, or decide not to enter into, a business relationship with EFI or Uranerz because of the Transaction. Further one of Uranerz’ existing uranium supply contracts will require the purchaser’s consent to the change of control of Uranerz, and there can be no assurance that such consent will be forthcoming. If customer or client relationships or strategic alliances are adversely affected by the Transaction, EFI’s business and financial performance following the Transaction could suffer.

The market price of EFI Common Shares may be affected by factors different from those affecting the EFI Common Shares or Uranerz Shares prior to consummation of the Transaction.

EFI’s mining methods and historical business differ from that of Uranerz. Accordingly, the results of operations of the combined company and the market price of EFI Common Shares may be affected by factors different from those that previously affected the independent results of operations and the market price of the common shares of each of EFI or Uranerz. The ability to produce and level and timing of production at EFI’s existing mines and mill, which are based on conventional hard-rock underground mining and alternate feed material production, are different from those of Uranerz, which are based on ISR production. These differences may lead to different production profiles in different price scenarios from EFI’s conventional and ISR production facilities, which could lead to adverse impacts on the market price for EFI Common Shares.

Third parties may terminate or alter existing contracts with Uranerz and EFI.

Uranerz has a customer uranium sales contract that contains a “change of control” or similar clause that allows the counterparty to terminate or change the terms of its contract upon the closing of the Transaction as contemplated by the Merger Agreement. EFI and Uranerz have agreed to work together to obtain the necessary consent from such third party, but if such third party consent cannot be obtained, or is obtained on unfavorable terms, EFI and Uranerz may lose the benefit of such contract going forward, including benefits that may be material to EFI’s business following the Transaction. EFI and Uranerz do not anticipate knowing whether any contracts will be terminated, or whether any such contracts will be renegotiated, until the Transaction has been completed and, accordingly, Uranerz and EFI cannot currently quantify the financial impact, if any, of the loss of any benefits of such contract.

EFI is an “emerging growth company” and EFI and Uranerz cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make EFI Common Shares less attractive to investors.

EFI is an “emerging growth company” as defined in the JOBS Act, whereas Uranerz is not an emerging growth company. EFI will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which EFI has total annual gross revenues of US$1,000,000,000 or more; (b) the last day of the fiscal year of EFI following the fifth anniversary of the date of the first sale of common equity securities of EFI pursuant to an effective registration statement under the Securities Act, such as this Circular or the Form S-8 Registration Statement filed by EFI on March 31, 2014; (c) the date on which EFI has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which EFI is deemed to be a ‘large accelerated filer’.

For so long as EFI continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report relating to internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act (“SOA”) in its annual reports filed under the Exchange Act, even if it does not qualify as a “smaller reporting company”, as well as certain other exemptions from various reporting requirements that are applicable to other public companies.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself of the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and EFI’s financial performance. In contrast, Uranerz is currently subject to all of these requirements. As a foreign private issuer, EFI is not subject to such requirements, and will not become subject to such requirements even if EFI ceases to be an emerging growth company, unless EFI also ceases to be a “foreign private issuer”.

Investors in Uranerz who are familiar with Uranerz’ reporting regime, may find EFI Common Shares less attractive because EFI relies on these exemptions. If some of Uranerz’ investors find EFI Common Shares less attractive as a result, there may be a less active trading market for EFI Common Shares and EFI share price may be more volatile.

If EFI is, or becomes, a "passive foreign investment company," adverse U.S. federal income tax consequences may result for U.S. shareholders of EFI

U.S. holders of EFI Common Shares should be aware that EFI believes it was not classified as a passive foreign investment company (“PFIC”) for its tax year ended December 31, 2014, and based on current business plans and financial expectations, EFI expects that it will not be a PFIC for the current tax year. EFI has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that EFI will not become a PFIC for any tax year during which U.S. holders own EFI shares.

If EFI is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of EFI common shares, or any “excess distribution” received on its EFI common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a "mark-to-market" election with respect to its EFI common shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of EFI's net capital gain and ordinary earnings for any year in which EFI is a PFIC, whether or not EFI distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that EFI will satisfy the record keeping requirements that apply to a QEF, or that EFI will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that EFI is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their EFI common shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the EFI common shares over the taxpayer’s basis therein.

The Transaction is expected to result in an ownership change for EFI, and may result in an ownership change for Uranerz, under Section 382 of the Code, potentially limiting the use of EFI’s and Uranerz’ net operating loss carryforwards and certain other tax attributes in future years. In addition, each of EFI’s and Uranerz’ ability to use its net operating loss carryforwards may be further limited if taxable income does not reach sufficient levels.

As of March 31, 2015, Uranerz had approximately $60 million of net operating loss ("NOL") carryforwards available to reduce U.S. federal taxable income in future years. As of March 31, 2015, EFI had approximately $132 million of NOL carryforwards available to reduce U.S. federal taxable income in future years. Under Section 382 of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period.

The Transaction is expected to result in an ownership change under Section 382 of the Code for EFI, potentially limiting the use of EFI’s NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of EFI and have a negative impact on EFI’s financial position and results of operations. In addition, EFI’s ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before EFI generates sufficient taxable income.

The Transaction, together with other transactions, may result in an ownership change under Section 382 of the Code for Uranerz, potentially limiting the use of Uranerz’ NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of Uranerz and have a negative impact on Uranerz’ financial position and results of operations. In addition, Uranerz’ ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before Uranerz generates sufficient taxable income.

Financing requirements of the combined business.

The combined entity may need additional financing in connection with the implementation of its business and strategic plans from time to time after closing of the Transaction. The exploration and development of mineral properties and the ongoing operation of mines, requires a substantial amount of capital and may depend on the combined entity’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The combined entity may accordingly need further capital depending on wellfield development plans, production and operational results and market conditions, including the prices at which the combined entity sells its production, or in order to take advantage of further opportunities or acquisitions. The combined entity’s financial condition, general market conditions, volatile uranium and vanadium markets, volatile interest rates, a claim against the combined entity, a significant disruption to the combined entity’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or may affect the ability of the combined entity, or third parties it seeks to do business with, to access those markets. There is no assurance that the combined entity will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the combined entity raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the combined entity and reduce the value of their investment.

Risks Related to EFI’s Business

You should read and consider the other risk factors specific to EFI’s businesses that will also affect EFI after the consummation of the Transaction described in EFI’s Annual Information Form for the year ended December 31, 2014 which is incorporated by reference into this Circular.

Risks Related to Uranerz’ Business

You should read and consider the other risk factors specific to Uranerz’ businesses that will also affect EFI after the consummation of the Transaction, described in Part I, Item 1A of Uranerz’ Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC and on SEDAR on March 16, 2015, and other documents that have been filed by Uranerz with the SEC and Canadian securities regulators and which are incorporated by reference into this Circular.

Information About EFI

EFI is one of the largest uranium producers in the United States, with production at its White Mesa Mill ranging from 19 to 25% of total US Production over the last five years. Since June of 2012, EFI has operated the White Mesa Mill in Utah, which is the only conventional uranium mill currently operating in the United States.

The mill is capable of processing 2,000 tons per day of uranium ore. EFI also owns uranium projects located in Arizona, Colorado, New Mexico, Utah and Wyoming in the Western United States, including a currently producing mine, several mines on standby, and mineral properties in various stages of permitting and development.

EFI was incorporated on June 24, 1987 in the Province of Alberta under the name “368408 Alberta Inc.” In October 1987, the name was changed to “Trevco Oil & Gas Ltd.” In May 1990 the name was changed to “Trev Corp.” In August 1994 the name was changed to “Orogrande Resources Inc.” In April 2001, the name was changed to “Volcanic Metals Exploration Inc.” On September 2, 2005, Volcanic Metals Exploration Inc. was continued under the Business Corporations Act (Ontario). On March 26, 2006, Volcanic Metals Exploration Inc. acquired 100% of the outstanding shares of “EFI Resources Corporation.” On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to “Energy Fuels Inc.”

The EFI Shares are listed on the TSX, under the trading symbol “EFR” and on the NYSE MKT, under the trading symbol “UUUU”. The principal executive office of EFI and its subsidiaries, through which it owns and operates its business in the United States, is located at 225 Union Blvd., Suite 600, Lakewood, Colorado 80228, and EFI’s telephone number is (303) 974-2140. EFI maintains an administrative office located at 2 Toronto Street, Suite 500, Toronto, Ontario M5C 2B6. EFI’s website is www.energyfuels.com. The content of EFI’s website and information accessible through the website does not form part of this Circular.

EFR Nevada Corp.

Merger Sub is a Nevada corporation and an indirect wholly owned subsidiary of EFI. Merger Sub was formed solely for the purpose of effecting the proposed Transaction with Uranerz and has not carried on any activities other than in connection with the proposed Transaction. The address and telephone number for Merger Sub’s principal executive office is the same as for EFI.

Trading Price and Volume

The EFI Common Shares are listed and traded in Canada on the TSX and in the United States on the NYSE MKT.

The following table sets forth the high and low sale prices and the monthly trading volume for the EFI Common Shares since May 1, 2014 on both (i) the TSX and (ii) the NYSE MKT.

	High	Low	Volume
Toronto Stock Exchange	(Cdn$)	(Cdn$)	(#)
May 2014	8.89	7.15	1,060,566
June 2014	8.70	7.51	788,946
July 2014	8.68	7.21	1,415,011
August 2014	8.51	7.92	429,740
September 2014	8.50	7.22	435,016
October 2014	7.50	6.23	327,675
November 2014	9.00	6.76	529,906
December 2014	8.49	6.97	333,150
January 2015	7.36	5.40	622,958
February 2015	6.68	5.66	329,548
March 2015	6.24	5.44	320,557
April 2015	6.73	5.03	576,465
May 1-May 20, 2015	6.19	5.54	233,190

	High	Low	Volume
NYSE MKT	(US$)	(US$)	(#)
May 2014	8.18	6.62	745,027
June 2014	8.00	6.90	712,405
July 2014	7.99	6.78	613,860
August 2014	7.80	7.25	318,484
September 2014	7.83	6.46	654,266
October 2014	6.86	5.55	573,113
November 2014	8.00	6.00	631,191
December 2014	7.48	6.00	388,895
January 2015	6.25	4.50	917,667
February 2015	5.34	4.51	416,650
March 2015	5.00	4.26	513,557
April 2015	5.60	4.00	1,127697
May 1 – May 20, 2015	5.15	4.53	306,249

On May 20, 2015, the closing price of the EFI Common Shares was Cdn$5.68 on the TSX and US$4.69 on the NYSE MKT.

EFI Prior Sales

The following table sets out the prior sales of securities of Energy since May 20, 2014:

Date Issued/Granted	Number of Securities	Type of Security	Price Per Security
January 28, 2015	133,150	Stock options to purchase EFI Common Shares exercisable at C$5.85 per share	n/a
January 28, 2015	153,850	Restricted Stock Units issued at C$5.85 per share(1)	n/a
(1)	Subject to approval by EFI Shareholders at the Meeting.

EFI Documents Incorporated by Reference

The following documents, filed by EFI with applicable Canadian securities authorities, are specifically incorporated by reference into, and form an integral part of, this Circular:

•	the Annual Information Form of EFI for the year ended December 31, 2014 filed on SEDAR on March 19, 2015;

•	the annual consolidated financial statements of EFI for the years ended December 31, 2014 and 2013 filed on SEDAR on March 19, 2015;

•	the MD&A of EFI for the year ended December 31, 2014 filed on SEDAR on March 19, 2015;

•	the unaudited consolidated interim financial statements of EFI for the three months ended March 31, 2015 filed on SEDAR on May 11, 2015;

•	the unaudited consolidated interim MD&A of EFI for the three months ended March 31, 2015 filed on SEDAR on May 11, 2015; and

•	the material change report of EFI relating to the announcement of the Transaction filed on SEDAR on January 14, 2015.

All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by EFI with the applicable Canadian securities authorities on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

Information About Uranerz

Certain information in this Circular pertaining to Uranerz, including but not limited to, information pertaining to Uranerz below and under “The Transaction”, as well as any of the Uranerz documents that are incorporated by reference herein, including any technical reports, has been furnished by Uranerz or is derived from information provided by Uranerz. Although EFI does not have any knowledge that would indicate that such information is untrue or incomplete, neither EFI nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by Uranerz to disclose events or information that may affect the completeness or accuracy of such information. It is noted, however, that certain assumptions used in preparing technical information below relating to Uranerz, including certain pricing, production and cost assumptions differ from those used when preparing the Pro Forma Financial Statements included at Schedule D. Uranerz has covenanted to EFI that, to the best of its knowledge, the information concerning Uranerz provided by it for inclusion in this Circular does not contain a material misrepresentation.

Uranerz is a United States based uranium company focused on commercial ISR uranium exploration, extraction and sales. ISR is a uranium extraction process that uses a “leaching solution” to extract uranium from underground sandstone-hosted uranium deposits, and it is the generally accepted extraction technology used in the Powder River Basin area of Wyoming. Uranerz controls a large strategic land position in the central Powder River Basin, where it operates the Nichols Ranch ISR Uranium Project.

The Nichols Ranch ISR Uranium Project is currently licensed to include the Nichols Ranch Unit and the Hank Unit. Under the licensed plan, a central processing plant has been built at Nichols Ranch and a satellite processing facility is contemplated to be built at the Hank Unit. The Nichols Ranch central processing plant is fully operational and extraction has commenced from the initial wellfields in the Nichols Unit. In March 2014, Uranerz submitted environmental permit and license applications to incorporate the Jane Dough Unit, which is adjacent to the Nichols Ranch Unit, into the Nichols Ranch ISR Uranium Project. Uranerz is seeking to amend its original environmental permit and license to revise the original plan of operations for the Nichols Ranch ISR Uranium Project in order to bring the Jane Dough Unit into extraction operations before the Hank Unit. Due to the close proximity, fluids produced from the Jane Dough Unit can be delivered directly to the Nichols Ranch processing facility by pipeline, and an additional satellite processing facility may not be required. The Uranerz management team has specialized expertise in the ISR uranium mining method, and a record of licensing, constructing and operating ISR uranium projects.

Uranerz was incorporated under the laws of the State of Nevada on May 26, 1999. On July 5, 2005, Uranerz changed its name from Carleton Ventures Corp. to Uranerz Energy Corporation. The principal business office of Uranerz is located at 1701 East “E” Street, Casper, Wyoming, 82605, and Uranerz’ phone number is (307) 265-8900. Uranerz also maintains an administrative office located at Suite 1410 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, and Uranerz’ telephone number there is 604-689-1659 or 1-800-689-1659 (toll free). Uranerz’ website is www.uranerz.com. The content of Uranerz’ website and information accessible through the website does not form part of this Circular.

Uranerz common stock is traded on the NYSE MKT and the Toronto Stock Exchange under the symbol “URZ” and on the Frankfurt Exchange under the symbol “U9E.”

Uranerz Documents Incorporated by Reference

The following documents, filed by Uranerz with the applicable Canadian securities authorities, are specifically incorporated by reference into, and form an integral part of, this Circular:

•	the Annual Report on Form 10-K in respect of the year ended December 31, 2014 as filed on SEDAR on March 16, 2015;

•	the Quarterly Report on Form 10-Q of Uranerz in respect of the three months ended March 31, 2015 as filed on SEDAR on May 11, 2015;

•	the Uranerz Proxy Statement dated May 14, 2015 in respect of its Annual Meeting of Shareholders to be held June 29, 2015;

•	Uranerz Current Report on Form 8-K dated January 5, 2015 and amended on January 9, 2015, as filed on SEDAR;

•	Uranerz Current Report on Form 8-K dated January 7, 2015 as filed on SEDAR;

•	Uranerz Current Report on Form 8-K dated January 8, 2015 and amended on January 9, 2015, as filed on SEDAR;

•	Uranerz Current Report on Form 8-K dated March 16, 2015 as filed on SEDAR; and

•	Uranerz Current Report on Form 8-K dated May 8, 2015 as filed on SEDAR.

All material change reports (other than confidential reports), audited annual financial statements and management’s discussion and analysis and all other documents of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by Uranerz with the applicable Canadian securities authorities on SEDAR at www.sedar.com after the date of this Circular and before the Meeting are deemed to be incorporated by reference into this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

Interest of Certain Persons in the Transaction

EFI has been informed that, except as disclosed herein, none of the directors and executive officers of Uranerz has a material interest, direct or indirect by way of beneficial ownership of securities or otherwise in the Transaction. The officers and directors of Uranerz and their associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 3,829,000 Uranerz Shares, representing approximately 3.99% of the Uranerz Shares outstanding as of the close of business on May 20, 2015. All of the Uranerz Shares held by the executive officers and directors of Uranerz will be treated in the same fashion under the Merger Agreement as Uranerz Shares held by any other Uranerz Shareholder.

Change of Control Provisions under Employment Agreements

The following discussion describes the different contractual arrangements and other rights of Uranerz’ executive officers that could be triggered in connection with a change in control of Uranerz and, with respect to double trigger arrangements, in the event that a termination of the executive’s employment were to occur in connection with a change of control.

Glenn Catchpole, Chief Executive Officer

Uranerz entered into a new change in control severance agreement with Mr. Glenn Catchpole, Uranerz’ Chief Executive Officer, on May 1, 2014 (the “Catchpole Agreement”), replacing a 2007 arrangement, and into a consulting agreement with Catchpole Enterprises, Inc., an entity which is 50% owned by Glenn Catchpole and 50% owned by his wife Judy Catchpole, on March 1, 2005, which was amended on January 1, 2007, January 1, 2008 and October 29, 2014 (as amended, the “Catchpole Enterprises Agreement”). Following annual reviews by Uranerz’ Compensation Committee, Catchpole Enterprises, Inc. is currently paid a base compensation of $250,000 per year and is eligible to receive an annual bonus upon the achievement of performance and management objectives reasonably established by Uranerz’ Compensation Committee. Mr. Catchpole’s target bonus is currently set at 60% of his annual base salary, or $150,000 for 2015.

Pursuant to the Catchpole Agreement, if Mr. Catchpole’s employment is terminated without cause or he resigns for good reason (as those terms are defined in the Catchpole Agreement) from and after the date of a change in control during the term of the Catchpole Agreement, then Mr. Catchpole would receive:

•	all earned but unpaid base salary;

•	any earned but unpaid bonus from the preceding fiscal year;

•	a credit for any accrued vacation not taken;

•	an amount equal to his target bonus for that year multiplied by a fraction, the numerator being the number of full months worked in the fiscal year, and the denominator being twelve;

•	a severance payment equal to twenty four times the sum of his monthly base salary in effect in the month preceding the change in control and 1/12 of his target bonus;

•

continued medical and dental insurance coverage for Mr. Catchpole and his dependents on the same basis in effect prior to the change in control for twenty four months following the change in control (i.e. $4,000 per annum in lieu of coverage);

•	and any legal fees or expenses incurred as a result of such termination of employment.

In addition, if Mr. Catchpole’s employment is terminated following a change in control, all stock options or restricted stock owned or promised to be payable to him that were not yet vested will continue to vest per the original schedule for twenty four months following termination and shall be exercisable (together with all options or restricted stock owned by him and vested at the termination date) at the earlier of their original expiry date or twenty four months from termination.

The Catchpole Agreement also provides that, regardless of whether Mr. Catchpole continues to be employed following a change in control, for the twenty four month period following a change in control any incentive plan or arrangement (including any compensation plan, long-term incentive plan, bonus or contingent bonus arrangements or credits, performance awards or similar benefits) available to him at the time of the change in control shall continue in effect, and any benefit or compensation plan, stock ownership plan, stock purchase plan, bonus plan, life insurance plan, health-and-accident plan or disability plan in which he is eligible to participate at the time of the change in control shall continue in effect. The severance benefits described above are contingent upon Mr. Catchpole providing Uranerz with a general release of all claims, including agreements related to confidentiality, non-competition, non-solicitation, non-disparagement and arbitration. The Catchpole Agreement has an initial eight month term and automatically renews for additional one-year terms on January 1st of each year, provided that the Catchpole Agreement will continue in effect for a period of 24 months beyond the term provided therein if a change in control has occurred during such term.

On April 27, 2015, management of EFI advised that it proposed to discuss with the members of Uranerz management who would not continue as employees or officers of EFI following completion of the Transaction an arrangement whereby the management members would agree that the severance payments payable by EFI as a result of the completion of the Transaction would be paid over a deferred period. Mr. Catchpole is one of the members of Uranerz management to whom EFI made such a proposal. EFI and Mr. Catchpole have since agreed that half of such severance payments will be paid through the issuance of EFI Common Shares calculated based on the five day volume weighted average closing price of the EFI Common Shares at the Closing Date on the NYSE MKT with the remaining amount to be paid in cash at Closing. Mr. Catchpole will agree to a contractual restriction on resale with respect to the EFI Common Shares issued on Closing with respect to the severance payment such that (i) no sales will be made during the initial six months from Closing, and (ii) not more than 50% of the shares issued may be sold during the period from six months to one year following Closing.

In addition to the foregoing, it is anticipated that Mr. Catchpole will serve as a Director on the EFI Board following the Transaction and be entitled to receive director’s fees as an EFI director, including reimbursement of customary and reasonable out-of-pocket and travel expenses.

Dennis Higgs, Executive Chairman

Uranerz entered into a new change in control severance agreement with Mr. Dennis Higgs, Uranerz’ Executive Chairman, on May 1, 2014 (the “Higgs Agreement”), replacing a 2007 arrangement, and into a consulting agreement with Ubex Capital Inc., an entity which is wholly owned by Mr. Higgs, on July 1, 2005, which was amended on January 1, 2007, January 1, 2008 and October 29, 2014 (as amended, the “Ubex Agreement”). Following annual reviews by Uranerz’ Compensation Committee, Ubex Capital, Inc. is paid a base compensation of $250,000 per year and is eligible to receive an annual bonus upon the achievement of performance and management objectives reasonably established by Uranerz’ Compensation Committee. Mr. Higgs’ target bonus is currently set at 60% of his annual base salary, or $150,000 for 2015.

Pursuant to the Higgs Agreement, if Mr. Higgs’ employment is terminated without cause or he resigns for good reason (as those terms are defined in the Higgs Agreement) from and after the date of a change in control during the term of the Higgs Agreement, then Mr. Higgs would receive:

•	all earned but unpaid base salary;

•	any earned but unpaid bonus from the preceding fiscal year;

•	a credit for any accrued vacation not taken;

•	an amount equal to his target bonus for that year multiplied by a fraction, the numerator being the number of full months worked in the fiscal year, and the denominator being twelve;

•	a severance payment equal to twenty four times the sum of his monthly base salary in effect in the month preceding the change in control and 1/12 of his target bonus;

•

continued medical and dental insurance coverage for Mr. Higgs and his dependents on the same basis in effect prior to the change in control for twenty four months following the change in control (i.e. $4,000 per annum in lieu of coverage); and

•	any legal fees or expenses incurred as a result of such termination of employment.

In addition, if Mr. Higgs’ employment is terminated following a change in control, all stock options or restricted stock owned or promised to be payable to him that were not yet vested will continue to vest per the original schedule for twenty four months following termination and shall be exercisable (together with all options or restricted stock owned by him and vested at the termination date) at the earlier of their original expiry date or twenty four months from termination.

The Higgs Agreement also provides that, regardless of whether Mr. Higgs continues to be employed following a change in control, for the twenty four month period following a change in control any incentive plan or arrangement (including any compensation plan, long-term incentive plan, bonus or contingent bonus arrangements or credits, performance awards or similar benefits) available to him at the time of the change in control shall continue in effect, and any benefit or compensation plan, stock ownership plan, stock purchase plan, bonus plan, life insurance plan, health-and-accident plan or disability plan in which he is eligible to participate at the time of the change in control shall continue in effect. The severance benefits described above are contingent upon Mr. Higgs providing Uranerz with a general release of all claims, including agreements related to confidentiality, non-competition, non-solicitation, non-disparagement and arbitration. The Higgs Agreement has an initial eight month term and automatically renews for additional one-year terms on January 1st of each year, provided that the Higgs Agreement will continue in effect for a period of 24 months beyond the term provided therein if a change in control has occurred during such term.

Mr. Higgs will serve as a Director on the EFI Board following the Transaction. In addition, EFI is currently in negotiations with Mr. Dennis Higgs to stay on as an employee or a consultant of EFI following the closing of the Transaction. If an arrangement is concluded between EFI and Mr. Higgs, it is anticipated that EFI would agree to pay to Mr. Higgs aggregate compensation that would be not less than the amount payable to Mr. Higgs under the Higgs Agreement and, in exchange, Mr. Higgs would forgo any payment under the Higgs Agreement to which Mr. Higgs would be otherwise entitled as a result of the “change in control” of Uranerz resulting from completion of the Transaction. In addition, Mr. Higgs may be entitled to the payment of additional consideration and/or benefits under any such arrangement. The terms of any employment or consulting agreement between EFI and Mr. Higgs have not been concluded and there is no assurance that any such agreement will be concluded. If an agreement is not concluded, then it is anticipated that Mr. Higgs will be entitled to payment under the Higgs Agreement as a result of the “change in control” of Uranerz resulting from completion of the Transaction, as described in the discussion above and as in the table below under “Golden Parachute Compensation”. If Mr. Higgs is retained as a consultant or employee of EFI, he will not be entitled to receive any fees for serving as a director.

On April 27, 2015, management of EFI advised that it proposed to discuss with the members of Uranerz management who would not continue as employees or officers of EFI following completion of the Transaction an arrangement whereby the management members would agree that the severance payments payable by EFI as a result of the completion of the Transaction would be paid over a deferred period. Mr. Higgs is one of the members of Uranerz management to whom EFI made such a proposal. EFI and Mr. Higgs have since agreed that half of such severance payments will be paid through the issuance of EFI Common Shares calculated based on the five day volume weighted average closing price of the EFI Common Shares at the Closing Date on the NYSE MKT with the remaining amount to be paid in cash at the Closing. Mr. Higgs will agree to a contractual restriction on resale with respect to the EFI Common Shares issued on Closing with respect to the severance payment such that (i) no sales will be made during the initial six months from Closing, and (ii) not more than 50% of the shares issued may be sold during the period from six months to one year following Closing.

Paul Goranson, Chief Operating Officer

Uranerz entered into a change in control severance agreement with Mr. William Paul Goranson, Uranerz’ President and Chief Operating Officer, on May 1, 2014 (the “Goranson Agreement”) and into an employment agreement with Mr. Goranson on November 25, 2013 (the “Goranson Employment Agreement”). The Goranson Employment Agreement establishes an annual base salary of $230,000 per year and a potential cash bonus award of 60% of Mr. Goranson’s annual base salary, or $138,000 for 2015.

Pursuant to the Goranson Agreement, if Mr. Goranson’s employment is terminated without cause or he resigns for good reason (as those terms are defined in the Goranson Agreement) from and after the date of a change in control during the term of the Goranson Agreement, then Mr. Goranson would receive:

•	all earned but unpaid base salary;

•	any earned but unpaid bonus from the preceding fiscal year;

•	a credit for any accrued vacation not taken; an amount equal to his target bonus for that year multiplied by a fraction, the numerator being the number of full months worked in the fiscal year, and the denominator being twelve;

•	a severance payment equal to twenty four times the sum of his monthly base salary in effect in the month preceding the change in control and 1/12 of his target bonus;

•	continued medical and dental insurance coverage for Mr. Goranson and his dependents on the same basis in effect prior to the change in control for twenty four months following the change in control; and

•	any legal fees or expenses incurred as a result of such termination of employment.

In addition, if Mr. Goranson’s employment is terminated following a change in control, all stock options or restricted stock owned or promised to be payable to him that were not yet vested will continue to vest per the original schedule for twenty four months following termination and shall be exercisable (together with all options or restricted stock owned by him and vested at the termination date) at the earlier of their original expiry date or twenty four months from termination.

The Goranson Agreement also provides that, regardless of whether Mr. Goranson continues to be employed following a change in control, for the twenty four month period following a change in control any incentive plan or arrangement (including any compensation plan, long-term incentive plan, bonus or contingent bonus arrangements or credits, performance awards or similar benefits) available to him at the time of the change in control shall continue in effect, and any benefit or compensation plan, stock ownership plan, stock purchase plan, bonus plan, life insurance plan, health-and-accident plan or disability plan in which he is eligible to participate at the time of the change in control shall continue in effect. The severance benefits described above are contingent upon Mr. Goranson providing Uranerz with a general release of all claims, including agreements related to confidentiality, non-competition, non-solicitation, non-disparagement and arbitration. The Goranson Agreement has an initial eight month term and automatically renews for additional one-year terms on January 1st of each year, provided that the Goranson Agreement will continue in effect for a period of 24 months beyond the term provided therein if a change in control has occurred during such term.

On March 9, 2015, Mr. Goranson accepted an offer of employment from EFI and entered into a letter agreement with EFI setting out the terms of Mr. Goranson’s employment with EFI following the closing of the Transaction. The letter agreement will supersede all terms and conditions of Mr. Goranson’s employment with Uranerz at closing. Following the closing of the Transaction, Mr. Goranson will be employed by EFI as Executive Vice President, ISR Operations and will be responsible for all aspects of all ISR operations in Wyoming. It is anticipated that Mr. Goranson will be paid a base salary of $240,000 per annum with a discretionary bonus as determined by the EFI Board and will be eligible for EFI’s benefits and savings plans. Upon a change of control or termination without cause, it is anticipated that Mr. Goranson will receive a multiple of his base salary at a rate that is yet to be determined but is currently anticipated to be not less than 100% of annual base salary. EFI will provide Mr. Goranson with a standard indemnification agreement given to all EFI officers and Mr. Goranson will receive both restricted stock units and stock options in EFI at the discretion of EFI’s board of directors. The restricted stock unit (“RSU”) grant for 2015 is estimated to be a pro rata amount, based on the period of employment with EFI during 2015, representing such pro rata amount of additional annual compensation of $84,000, or the pro-rata amount of approximately 35% of base salary for 2015.

Benjamin Leboe, Chief Financial Officer

Uranerz entered into a new change in control severance agreement with Mr. Benjamin Leboe, Uranerz’ Chief Financial Officer, on May 1, 2014 (the “Leboe Agreement”), replacing a 2007 arrangement, and into a consulting agreement with Independent Management Consultants of B.C., an entity which is wholly owned by Mr. Leboe, on May 23, 2006, which was amended on January 1, 2008 and October 29, 2014 (as amended, the “IMC Agreement”). Following annual reviews by Uranerz’ Compensation Committee Independent Management Consultants of B.C. is currently paid a base compensation of $200,000 per year and is eligible to receive an annual bonus upon the achievement of performance and management objectives reasonably established by Uranerz’ board of directors or Compensation Committee. Mr. Leboe’s target bonus is currently set at 60% of his annual base salary, or $120,000 for 2015.

Pursuant to the Leboe Agreement, if Mr. Leboe’s employment is terminated without cause or he resigns for good reason (as those terms are defined in the Leboe Agreement) from and after the date of a change in control during the term of the Leboe Agreement, then Mr. Leboe would receive:

•	all earned but unpaid base salary;

•	any earned by unpaid bonus from the preceding fiscal year;

•	a credit for any accrued vacation not taken;

•	an amount equal to his target bonus for that year multiplied by a fraction, the numerator being the number of full months worked in the fiscal year, and the denominator being twelve;

•	a severance payment equal to twenty four times the sum of his monthly base salary in effect in the month preceding the change in control and 1/12 of his target bonus;

•

continued medical and dental insurance coverage for Mr. Leboe and his dependents on the same basis in effect prior to the change in control for twenty four months following the change in control (i.e. $4,000 per annum in lieu of coverage); and

•	any legal fees or expenses incurred as a result of such termination of employment.

In addition, if Mr. Leboe’s employment is terminated following a change in control, all stock options or restricted stock owned or promised to be payable to him that were not yet vested will continue to vest per the original schedule for twenty four months following termination and shall be exercisable (together with all options or restricted stock owned by him and vested at the termination date) at the earlier of their original expiry date or twenty four months from termination.

The Leboe Agreement also provides that, regardless of whether Mr. Leboe continues to be employed following a change in control, for the twenty four month period following a change in control any incentive plan or arrangement (including any compensation plan, long-term incentive plan, bonus or contingent bonus arrangements or credits, performance awards or similar benefits) available to him at the time of the change in control shall continue in effect, and any benefit or compensation plan, stock ownership plan, stock purchase plan, bonus plan, life insurance plan, health-and-accident plan or disability plan in which he is eligible to participate at the time of the change in control shall continue in effect. The severance benefits described above are contingent upon Mr. Leboe providing Uranerz with a general release of all claims, including agreements related to confidentiality, non-competition, non-solicitation, non-disparagement and arbitration. The Leboe Agreement has an initial eight month term and automatically renews for additional one-year terms on January 1st of each year, provided that the Leboe Agreement will continue in effect for a period of 24 months beyond the term provided therein if a change in control has occurred during such term.

On April 27, 2015, management of EFI advised that it proposed to discuss with the members of Uranerz management who would not continue as employees or officers of EFI following completion of the Transaction an arrangement whereby the management members would agree that the severance payments payable by EFI as a result of the completion of the Transaction would be paid over a deferred period. Mr. Leboe is one of the members of Uranerz management to whom EFI made such a proposal. EFI and Mr. Leboe have since agreed that half of such severance payments will be paid through the issuance of EFI Common Shares calculated based on the five day volume weighted average closing price of the EFI Common Shares at the Closing Date on the NYSE MKT with the remaining amount to be paid in cash at the Closing. Mr. Leboe will agree to a contractual restriction on resale with respect to the EFI Common Shares issued on Closing with respect to the severance payment such that (i) no sales will be made during the initial six months from Closing, and (ii) not more than 50% of the shares issued may be sold during the period from six months to one year following Closing.

Change of Control Payments

The following table sets forth the estimated amounts of compensation that each of Uranerz’ named executive officers other than Mr. Goranson could receive in connection with the Transaction pursuant to their respective change in control severance agreements and employment/consultant agreements and their subsequent agreements with EFI each as described above under “Employment, Severance and Change in Control Agreements”. The completion of the Transaction will constitute a “change of control” under each executive officer’s change in control severance agreement and they will be entitled to receive the compensation summarized below in the event that either (i) the executive officer’s employment is terminated by Uranerz without cause, or (ii) the executive terminates their employment for good reason subsequent to the completion of the Transaction. EFI anticipates that the employment of Mr. Catchpole and Mr. Leboe will each be terminated by Uranerz following the completion of the Transaction, with the result that the compensation summarized below will be payable. If the current negotiations between EFI and Mr. Higgs, results in Mr. Higgs continuing as an employee or consultant of Uranerz or EFI following the completion of the Transaction, it is anticipated that the compensation summarized below will not be paid to Mr. Higgs. In that case, any employment or consulting agreement to be negotiated and executed by Mr. Higgs with EFI would be expected to provide a waiver of the right to receive any of such compensation as a result of the completion of the Transaction. With respect to stock options, all options held by the executive officers will continue to be exercisable for a period of 24 months following the closing date of the Transaction and any unvested options held will continue to vest on the original vesting schedule.

While EFI is currently in negotiations with Mr. Higgs to stay on as an employee or a consultant for a transition period at the closing of the Transaction, in which case the amounts below may not apply to Mr. Higgs, the amounts in the table assume, where applicable (and except as expressly noted), that each named executive officer’s employment is terminated in circumstances that would trigger the right to receive severance benefits and accelerated vesting in connection with a change in control of Uranerz under the agreements described above (a “qualifying termination”), and that such a qualifying termination of the executive’s employment occurred on May 15, 2015. The actual amounts that would be paid upon a named executive officer’s termination of employment can be determined only at the time of such executive’s separation from Uranerz. As a result, the actual amounts received by a named executive officer may differ in material respects from the amounts set forth below.

	Cash		Perquisites
	Severance	Equity	Benefits	Other	Total
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)
Glenn Catchpole	428,000	Nil	8,000	428,000	864,000
Dennis Higgs	428,000	Nil	8,000	428,000	864,000
Benjamin Leboe	342,500	Nil	8,000	342,500	693,000

(1)

The amounts reported in this column represent the potential cash severance payments that would be made to the named executive officer assuming a qualifying termination of the executive’s employment on May 15, 2015 in connection with the Transaction. We do not, however, expect that the employment of each of the named executive officers’ employment will be terminated in connection with the Transaction, as discussed above.

(2)

Other than the amounts set out above, the individuals named above will not be entitled to receive any payment on account of: (A) stock awards for which vesting would be accelerated; (B) in-the-money option awards for which vesting would be accelerated; and (C) payments in cancellation of stock and option awards. The individuals named above hold the Uranerz Options which will be converted into options to purchase EFI Common Shares upon completion of the Transaction.

(3)

The amount reported in this column represents the estimated cost to provide the health and welfare benefits described above (including reimbursement of COBRA premiums for the applicable period) to the executive following a qualifying termination in connection with the Transaction.

(4)

Represents an amount of the cash severance payment otherwise payable that the named executive officer has agreed to accept payment of by the issuance of EFI Common Shares calculated based on the five day volume weighted average closing price of the EFI Common Shares at the Closing Date on the NYSE MKT.

In addition, the completion of the Transaction would constitute a change of control under Mr. Goranson’s change in control severance agreement, which, assuming a termination on May 15, 2015, would entitle him to receive an aggregate severance payment of US$826,000, which would include an amount of $38,000 on account of the estimated cost to provide health and welfare benefits described above (including reimbursement of COBRA premiums for the applicable period). However, EFI anticipates that Mr. Goranson will continue as an employee of Uranerz or EFI following the completion of the Transaction, with the result that EFI anticipates that the change of control severance payment will not be paid to Mr. Goranson. Further, EFI anticipates that the employment agreement to be negotiated and executed by Mr. Goranson with EFI will provide a waiver to the right to receive any of such change of control severance payment as a result of the completion of the Transaction.

Name	Option Awards
	Number Uranerz Shares Underlying Uranerz Options	Exercise Price of Uranerz Options ($)	Uranerz Option Expiry Date	Number EFI Common Shares of Underlying EFI Options	Exercise Price of EFI Options ($)	EFI Option Expiry Date
Dennis Higgs	75,000 62,500 20,000 35,000 67,500 67,500 107,500 73,000	0.75 2.64 0.65 1.33 1.89 1.32 1.22 1.14	Jan 6, 2016 Jan 7, 2018 Jan 5, 2019 Jan 4, 2020 Dec 12, 2021 Dec 16, 2022 Jul 11, 2023 Jan 16, 2025	19,125 15,937 5,100 8,925 17,212 17,212 27,413 18,615	2.94 10.35 2.55 5.22 7.41 5.18 4.78 4.47	Two years from date of completion of the Transaction
Glenn Catchpole	190,000 125,000 70,000 135,000 135,000 150,500 73,000	0.75 2.64 1.33 1.89 1.32 1.22 1.14	Jan 6, 2016 Jan 7, 2018 Jan 4, 2020 Dec 12, 2021 Dec 16, 2022 Jul 11, 2023 Jan 16, 2025	48,450 31,875 17,850 34,425 34,425 38,377 18,615	2.94 10.35 5.22 7.41 5.18 4.78 4.47	Two years from date of completion of the Transaction
Paul Goranson	175,000 73,000	1.06 1.14	Dec 1, 2023 Jan 16, 2025	44,625 18,615	4.16 4.47	Two years from date of completion of the Transaction
Benjamin Leboe	100,000 125,000 70,000 135,000 135,000 114,100 73,000	1.96 2.64 1.33 1.89 1.32 1.22 1.14	May 23, 2016 Jan 7, 2018 Jan 4, 2020 Dec 12, 2021 Dec 16, 2022 Jul 11, 2023 Jan 16, 2025	25,500 31,875 17,850 34,425 34,425 29,095 18,615	7.69 10.35 5.22 7.41 5.18 4.78 4.47	Two years from date of completion of the Transaction

Dividends

Uranerz has not paid cash dividends or made any distributions in the last three completed financial years.

Consolidated Capitalization and Options to Purchase Securities

As May 19, 2015, the following Uranerz Options are outstanding:

		Weighted Average
		Remaining
	Number of Uranerz Options	Contractual Life
Exercise Price ($)	Outstanding	(Years) for Options Outstanding
0.00 – 0.99	660,000	2.00
1.00 – 1.99	6,154,680	6.38
2.00 – 2.99	743,000	2.37
3.00 – 3.99	436,500	5.15
4.00 – 4.99	50,000	2.15
1.56	8,044,180	5.81

As at May 19, 2015, the following Uranerz Warrants were outstanding and exercisable:

Number of
Warrants	Exercise Price ($)	Expiry Date
1,600,000	1.60	December 5, 2015
4,150,000	1.60	March 5, 2016
4,800,000	1.60	January 25, 2017
10,550,000	1.60

Prior Sales

The following table sets out the prior sale or issuance of securities of Uranerz in the past twelve month period since May 19, 2014.

Date	Number of		Price per Security
Issued/Granted	Securities	Security	(US$)
May 21, 2014	49,000	stock options granted	1.36
May 27, 2014	30,000	stock options granted	1.36
May 29, 2014	30,000	stock issued for services	n.a
July 21, 2014	3,500	stock options exercised	1.32
July 21, 2014	4,000	stock options exercised	1.13
July 25, 2014	9,600,000	stock issued for cash	1.25
July 25, 2014	4,800,000	stock warrants issued	1.60
August 27, 2014	4,000	stock options exercised	1.13
September 2, 2014	30,000	stock options granted	1.17
September 5, 2014	15,000	stock issued for services	n.a
October 6, 2014	50,000	stock options granted	1.05
January 9, 2014	17,500	stock options exercised	1.13
January 17, 2014	1,200,000	stock options granted	1.14
March 2, 2014	50,000	stock options granted	1.16

Price Range and Trading Volumes of Uranerz Shares

The following table sets forth, for the 12 most recent calendar months, the high and low sales price per common share of Uranerz as reported on the NYSE MKT and the TSX.

	NYSE MKT (U.S. Dollars)			TSX (Canadian Dollars)
	High	Low	Volume	High	Low	Volume
May 1-20, 2015	1.25	1.10	2,934,108	1.48	1.33	231,866
April 2015	1.35	1.00	9,121,646	1.63	1.25	727,183
March 2015	1.20	1.06	4,053,415	1.50	1.30	265,681
February 2015	1.26	1.00	4,640,202	1.56	1.26	670,504
January 2015	1.33	1.05	8,142,583	1.58	1.23	1,320,648
December 2014	1.31	1.05	4,378,216	1.48	1.21	370,988
November 2014	1.51	0.88	8,875,127	1.70	1.02	624,726
October 2014	1.10	0.88	4,912,270	1.21	0.99	418,656
September 2014	1.23	1.08	5,911,174	1.34	1.21	786,543
August 2014	1.21	1.05	7,213,147	1.32	1.16	409,804
July 2014	1.60	1.11	11,485,326	1.69	1.22	1,155,686
June 2014	1.60	1.38	4,570,399	1.72	1.50	283,100
May 2014	1.65	1.13	9,006,384	1.78	1.30	400,918

Legal Proceedings and Regulatory Actions

Since the beginning of its respective most recently completed financial year, other than as disclosed in the Circular in the section titled “Litigation Related to the Transaction”, Uranerz has not been a party to, or was the subject of, a legal or regulatory proceeding which is currently material to Uranerz.

Uranerz’ Material Mineral Properties

The following information concerning Uranerz material mineral properties is presented in accordance with NI 43-101. See “Cautionary Notes to United States Investors Concerning Mineral Reserve and Resource Estimates” above.

The mineral properties which are currently considered to be material to Uranerz are (i) the Nichols Ranch Property; (ii) the Arkose Property; (iii) the West North Butte Satellite Properties; (iv) the North Rolling Pin Property; and (v) the Reno Creek Property. Each of these properties is located within the Powder River Basin area of Wyoming.

Nichols Ranch Property

The following information concerning the Nichols Ranch Property is based on a technical report prepared for Uranerz titled “Nichols Ranch Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated February 28, 2015 and authored by Douglas L. Beahm, P.E., P.G. and Paul Goranson, P.E. (the “Nichols Ranch Technical Report”). Mr. Beahm is independent of Uranerz and Energy Fuels, but Mr. Goranson is the President and COO of Uranerz. Accordingly, the Nichols Ranch Technical Report is not “independent” within the meaning of NI 43-101. A copy of the Nichols Ranch Technical Report is available on Uranerz’ website at www.uranerz.com and on the SEDAR website under Uranerz’ profile at www.sedar.com. The content of these websites and information accessible through these websites do not form part of the accompanying proxy statement/prospectus.

Project Description and Location

The Nichols Ranch Project is comprised of three areas: the Nichols Ranch, Jane Dough, and Hank. Mineral tenure consists of unpatented mining lode claims and mineral leases covering approximately 5,434 acres, as described below.

The Nichols Ranch Area is located at approximately 43° 42’ North Latitude and 106° 01’ West Longitude, and consists of 36 unpatented lode mining claims, two fee mineral leases, and one Surface Use Agreement (an “SUA”). The claims and fee leases encompass approximately 920 acres. All lode mining claims and fee leases in the Nichols Ranch Area are subject to royalties. There is an overriding royalty interest burden on the fee leases, and the lode mining claims, which is 6% or 8% depending on the price of uranium. The fee leases have a 6% to 8% royalty depending on the sales price of uranium. Surface owners have a set rate for reimbursement of any land taken out of service for mining activities.

The Jane Dough Area is located at approximately 43° 41’ North Latitude and 106° 01’ West Longitude, and consists of 115 unpatented lode mining claims, three SUAs, and 16 fee mineral leases, encompassing approximately 3,121.43 acres. Portions of the Jane Dough area were formerly held separately by Uranerz and the Arkose Joint Venture, as described below under “Arkose Property”. These holdings have been combined. Uranerz retains 100% of the mineral rights for that portion they originally held and 81% of the mineral rights for the Arkose Joint Venture portion of Jane Dough. Mineral resources for Jane Dough reflect this partition of mineral ownership. In Section 21 and the north portion of Section 28 and the east portion of Section 20 and the northeast quarter of Section 29, unpatented lode mining claims have an overriding royalty interest burden of 6% or 8% depending on the sale price of uranium. In the south portion of Section 32, twenty (20) of the unpatented lode mining claims have an overriding royalty of 0.25% based on production. In the southern part of Section 28 where North Jane is located, 14 fee mineral leases have royalties ranging from 2% to 10% depending on the sale price of uranium. In the west half of Section 29 two mineral leases have a royalty of 6% or 8% depending on the sale price of uranium. Surface owners have a set rate for reimbursement of any land taken out of service for mining activities and two of the Surface Owners could receive an extraction fee on production with a burden of 1% or 2% depending on the sale price of uranium.

The Hank Area is located at approximately 43° 44’ North Latitude and 105° 55’ West Longitude, and consists of 66 unpatented lode mining claims, two fee surface and mineral leases, and one SUA comprising approximately 1,392.58 acres. Of the 66 unpatented lode mining claims, 53 of the claims have an overriding royalty interest burden of 6% or 8% depending on the selling price of uranium.

All of the unpatented lode mining claims included in the Nichols Ranch Property have annual filing requirements ($155 per claim) with the Bureau of Land Management (“BLM”), to be paid on or before September 1 of each year.

The current Wyoming severance tax is four percent but after the allowable wellhead deduction the effective severance tax rate is approximately 3% of gross sales. In addition, the ad valorum (gross products) tax varies by county assessment but is approximately 6.5% .

Nichols Ranch is permitted for in-situ recovery (“ISR”) mining and recovery of uranium with both the Nuclear Regulatory Commission (“NRC”) and the State of Wyoming Department of Environmental Quality (“WDEQ”). This includes the Nichols Ranch area and plant site as well as the Hank satellite area. Amendments to these permits are need for the Jane Dough Area and amendment applications have been submitted for Jane Dough.

There are no known environmental liabilities which are not included in current bonds held by the jurisdictional regulatory agencies. Financial assurance instruments are held by the State of Wyoming for drilling, ISR mining, and uranium processing under a Memorandum of Understanding (“MOU”) with the NRC. The bonds are required to insure reclamation and restoration of the affected lands and aquifers in accordance with state regulations and permit requirements. WDEQ regulations require an annual review of the bonding and bonds may be adjusted annually to reflect changes in conditions at the mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Johnson and Campbell Counties, in which the Nichols Ranch Property are located, are generally rural. Most of the workers for the operation are from the local area and nearby communities such as Casper, Wyoming, approximately 80 miles southeast of the Nichols Ranch Project. The Uranerz main office is located in Casper as are numerous industrial supply and service companies.

The Nichols Ranch Uranium Project is located within the Wyoming Basin physiographic province in the western portion of the Powder River Basin. The site is within the Pumpkin Buttes, a series of small buttes rising several hundred feet above the surrounding plains. The area is a low-lying plain, roughly 4,650 feet in elevation. The site is accessible via 2-wheel drive on existing county and/or private gravel and dirt roads.

In the vicinity of the Nichols Ranch property, the weather may limit the time periods for capital construction but should not significantly affect the operation of an ISR facility. The climate is semiarid and receives an annual precipitation of approximately 13 inches, the majority of which falls from February to April as snow.

The basic infrastructure (power, water, and transportation) necessary to support an ISR mining operation has been established at Nichols Ranch and is located within reasonable proximity of Hank. Existing infrastructure is associated with local oil, gas, and coal bed methane (“CBM”) development. Non-potable water is and/or will be supplied by wells developed at or near the sites. Water extracted as part of ISR operations will be recycled for reinjection. Typical ISR mining operations also require a disposal well for limited quantities of fluids that cannot be returned to the production aquifers. Two deep disposal wells have been permitted and are operational at the Nichols Ranch ISR processing facility.

Tailings storage areas, waste disposal areas, heap leach pad(s) are not part of the required infrastructure for the Nichols Ranch property, as ISR operations do not require these types of facilities. Waste disposal is accomplished via deep well injection. Uranerz has two such wells permitted and in operation at Nichols Ranch.

History

The Nichols Ranch Property is located within the Pumpkin Buttes Mining District, which was the first commercial uranium production district in Wyoming. Uranium was first discovered in the Pumpkin Buttes in 1951. Intermittent production from some 55 small mines through 1967 is reported to have produced 36,737 tons of ore containing 208,143 pounds of uranium. This early mining focused on shallow oxidized ores exploited by small open pit mines. Modern mining in the district has focused on deeper reduced mineralization. Cogema’s Christensen Ranch and Irigary Ranch in situ leach uranium mining areas and processing facilities are located within the Pumpkin Buttes Mining District, approximately 7 and 13 air miles respectively from Nichols Ranch.

In December 2005, Uranerz purchased the Nichols Ranch, Jane Dough, and Hank claims groups as part of a six property agreement to option from Excalibur Industries. Uranerz then expanded the properties by staking additional claims in the immediate and surrounding areas. In January, 2008 Uranerz entered into a joint venture on the Arkose Project and controls an 81% undivided interest to the mineral rights controlled by the Arkose Joint Venture. Uranerz commenced exploration on the Arkose Project in 2008. A portion of the Arkose holdings were subsequently incorporated into the Jane Dough portion of the Nichols Ranch Project and remain subject to the 81% ownership under the Arkose Joint Venture Agreement.

Construction of the processing facility at Nichols Ranch began in 2011. Plant construction and initial wellfield installation was competed in 2014 and operations were initiated in June, 2014. Production of approximately 200,000 pounds of uranium oxide has been reported for 2014 via In Situ Recovery (“ISR”) mining. The Nichols Ranch facility is licensed at an annual capacity of 2 million pounds uranium oxide and is currently operating and producing uranium oxide. The Hank Area is included in the Nichols Ranch permit as a satellite operation, however, no production has occurred at Hank. Permit amendments have been submitted for the portion of the Jane Dough Area with delineated mineral resources. Jane Dough has no past production.

Geological Setting

The Nichols Ranch Project is located in the Powder River Basin (“PRB”) which is a large structural and topographic depression which is sub-parallel to the trend of the Rocky Mountains. The PRB is an asymmetrical syncline with its axis closely paralleling the western basin margin. The PRB hosts a sedimentary rock sequence that has a maximum thickness of about 15,000 ft along the synclinal axis. The sediments range in age from Recent (Holocene) to early Paleozoic (Cambrian - 500 million to 600 million years ago) and overlie a basement complex of Precambrian-age (more than a billion years old) igneous and metamorphic rocks.

The White River Formation is the youngest Tertiary unit that still exists in the PRB. Locally, its only known remnants are found on top of the Pumpkin Buttes. The Wasatch Formation is the next underlying unit and consists of interbedded mudstones, carbonaceous shales, silty sandstones, and relatively clean sandstones. In the vicinity of the Pumpkin Buttes, the Wasatch Formation is reported to be 1,575 ft thick.

The interbedded mudstones, siltstones, and relatively clean sandstones in the Wasatch vary in degree of lithification from uncemented to moderately well-cemented sandstones, and from weakly compacted and cemented mudstones to fissile shales. The Wasatch Formation hosts significant uranium mineralization. The next underlying unit is the Fort Union Formation. In the PRB this unit is lithologically similar to the Wasatch Formation. The total thickness of the Fort Union in this area is approximately 3,000 ft. The Fort Union contains significant uranium mineralization at various locations in the basin.

The Wasatch Formation is the host formation at Nichols Ranch, Jane Dough and Hank. However, the various sandstone units of the Fort Union Formation host mineralization in other areas within the PRB. Wyoming uranium deposits are typically sandstone roll front uranium deposits.

The Eocene Wasatch Formation hosts uranium mineralization at the Nichols Ranch Project. The Wasatch Formation in this area was deposited in a multi-channel fluvial and flood plain environment. Within the Nichols Ranch Project area, there is a repetitive transgressive/regressive sequence of sandstones separated by fine-grained horizons composed of siltstone, mudstone, carbonaceous shale and poorly developed thin coal seams.

At Nichols Ranch the Eocene Wasatch Formation is exposed at the surface with limited areas of quaternary alluvial and colluvial deposits. The primary mineralized sand horizons (100 Sand) are in the lower part of the Wasatch, at an approximate average depth of 550 ft. The Hank Area is approximately six miles east-northeast of the Nichols Ranch. Eocene Wasatch Formation is exposed at the surface with limited areas of quaternary alluvial and colluvial deposits. The mineralized sand horizon (150 Sand) is in the lower part of the Wasatch at an approximate average depth of 365 ft.

Mineralization

Mineralization within the Nichols Ranch Project is interpreted to be dominantly roll front type mineralization. Roll fronts are formed along an interface between oxidizing ground water solutions which encounter reducing conditions within the host sandstone unit. Parameters controlling the deposition and consequent thickness and grade of mineralization include the host rock lithology and permeability, available reducing agents, ground water chemistry, and time in that ground water/geochemical system responsible for leaching. Transportation and re-deposition of uranium must be stable long enough to concentrate the uranium to potentially economic grades and thicknesses.

Exploration

Uranium mineralization was discovered in the Pumpkin Buttes in 1951. Early mining focused on shallow oxidized areas by small open pit mines. Primary exploration methods included geologic mapping and ground radiometric surveys. Modern exploration and mining in the district has focused on deeper reduced mineralization. Exploration is primarily conducted by drilling, as described below.

Drilling

Uranerz has conducted its own exploration of the Nichols Ranch Project and is continuing with delineation drilling on the Nichols Ranch Project. The drill hole data demonstrates that mineralization is present and is of sufficient quality and density to support mineral resource estimation. Drill hole data is dominantly based on interpretation of downhole geophysical logs typically consisting of natural gamma, resistivity, and SP (Spontaneous Potential). Resistivity and SP were utilized for defining lithology and correlating the logs. Geophysical logging was historically completed by commercial geophysical logging companies. Recent and current geophysical logging is being completed by Uranerz personnel using modern logging units owned by Uranerz.

The drill hole database used for the Nichols Ranch Technical Report has an effective date of January 1, 2015, and is summarized below:

Drill hole Summary

Area	Historic Drill Holes	Recent Drill Holes	Total
Nichols Ranch	143	761	904
Jane Dough	0	786	786
Hank	203	86	289
TOTAL	346	1,633	1,979

In addition there are 94 monitor wells at Nichols Ranch and Jane Dough and 16 monitor wells at Hank.

General drill hole results are summarized in the following table. The tabulation shows the difference between the Nichols Ranch Area, which is being fully delineated, and the Jane Dough and Hank Areas, which are in an advanced exploration stage.

Drill hole Results

NICHOLS RANCH
Barren or Trace Mineralization	> .02 e%U3O8 <0.2 GT	0.2 – 0.5 GT	> 0.5 GT
141	16	66	681
JANE DOUGH
Barren or Trace Mineralization	> .02 e%U3O8 <0.2 GT	0.2 – 0.5 GT	> 0.5 GT
433	160	87	106
HANK
Barren or Trace Mineralization	> .02 e%U3O8 <0.2 GT	0.2 – 0.5 GT	> 0.5 GT
168	21	37	63

Specific drill data summaries showing, the range and averages for thickness of mineralization and grade thickness (“GT”), for Nichols Ranch, Jane Dough, and Hank are provided in the following table:

GT Summaries

JANE DOUGH
CUTOFF	AVERAGE GT	AVERAGE T	MIN GT	MAX GT	MIN T	MAX T
0.2	0.78	7.0	0.20	6.33	1.00	42.00
0.5	1.16	9.0	0.50	6.33	1.00	42.00
NICHOLS RANCH A1
CUTOFF	AVERAGE GT	AVERAGE T	MIN GT	MAX GT	MIN T	MAX T
0.2	1.11	8.5	0.20	7.05	1.00	40.00
0.5	1.51	10.2	0.50	7.05	1.00	40.00
NICHOLS RANCH A2 SAND
CUTOFF	AVERAGE GT	AVERAGE T	MIN GT	MAX GT	MIN T	MAX T
0.2	1.15	8.4	0.20	7.01	1.50	28.00
0.5	1.61	10.4	0.50	7.01	1.50	28.00
HANK
CUTOFF	AVERAGE GT	AVERAGE T	MIN GT	MAX GT	MIN T	MAX T
0.2	0.72	7.6	0.20	3.22	1.00	27.50
0.5	1.13	10.3	0.20	3.22	2.00	27.50

Sampling and Analysis

The primary assay data for the Nichols Ranch Project is downhole geophysical log. Additional data includes limited core assays and Prompt Fission Neutron (“PFN”) geophysical logging. PFN logging provides a direct measurement of uranium content in the borehole. PFN use a neutron radiation source in the borehole which causes the uranium atoms to respond by releasing a specific wave length which can be measured. In this way PFN is essentially equivalent to other common uranium assay methods such as X-ray diffraction (XRF) completed in a laboratory or field environment and is thus considered to provide direct assay results.

Uranerz has written procedures for the collection of drill data including lithological logging, natural gamma logging. Uranerz also has standard procedures for the interpretation of natural gamma logging employing the half amplitude method for the interpretation of historic analog data. For all recent drilling, Compulog™ software was utilized to convert natural gamma measurement to equivalent % U3O8(%eU3O8). This grade data is then summed for thickness and GT for the appropriate mineralized intervals. This procedure is the current industry standard method.

In the opinion of the author of the Nichols Ranch Technical Report, the data collection, assay procedures (geophysical logging), database maintenance, and storage and security for all relevant data are adequate. Further it is the author’s opinion that the data is suitable for the purposes of the mineral resource estimation in the Nichols Ranch Technical Report.

Mineral Resource and Mineral Reserve Estimates

Mineral resource calculations are based on chemically equivalent uranium grades. A minimum grade cutoff of 0.02 % U3O8 and minimum GT of 0.20 was used in the calculations along with a bulk dry density of 16 cubic feet per ton, as subsequently discussed. Measured and Indicated mineral resources where estimated using the GT contour method in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) guidance. Inferred mineral resources were estimated by projecting average width and GT along a measured REDOX trend defined by drill holes. Appropriate average width and GT applied to each specific mineral resource area was determined from drill hole data. Wellfield recovery factors were not applied to the indicated and inferred mineral resource estimates.

The cutoff criteria used by Uranerz at their operating ISR facility at Nichols Ranch is a minimum grade cutoff of 0.02 % U3O8 and minimum GT of 0.20. The author of the Nichols Ranch Technical Report is familiar with cutoff criteria as applied for similar operations and concurs that a minimum GT cutoff of 0.20 does meet criteria for reasonable economic extraction via ISR given the depths and general operating conditions at the Nichols Ranch Project.

The mineral resource estimates for the Nichols Ranch Property as set out in the Nichols Ranch Technical Report are summarized as follows:

Mineral Resource Summary

Nichols Ranch Total Remaining Mineral Resources(1)
		Tons	%eU3O8	Pounds	URZ Pounds(2)
Measured		641,000	0.132	1,694,000	1,694,000
Indicated		428,000	0.126	1,079,000	1,079,000
	M&I Total	1,069,000	0.130	2,773,000	2,773,000
Jane Dough Mineral Resources
		Tons	%eU3O8	Pounds	URZ Pounds(2)
Indicated		1,892,000	0.112	4,237,000	3,567,000
Hank Mineral Resources
		Tons	%eU3O8	Pounds	URZ Pounds(2)
Indicated		450,000	0.095	855,000	855,000

Project Total Remaining Measured and Indicated Mineral Resources
		Tons	%eU3O8	Pounds	URZ Pounds(2)
Measured		640,000	0.132	1,694,000	1,694,000
Indicated		2,770,000	0.111	6,171,000	5,500,000
	M&I Total	3,410,000	0.115	7,865,000	7,194,000
Project Total Inferred Resources
		Tons	%eU3O8	Pounds	URZ Pounds(2)
Hank		423,000	0.095	803,000	803,000
Jane Dough		170,000	0.112	381,000	309,000
	Inferred Total	593,000	0.100	1,184,000	1,112,000
(1)	Remaining Measured Mineral Resources includes for production to January 1, 2015.
(2)	Uranerz Pounds are 100% of Nichols Ranch and Hank; Jane Dough 100% in part and 81% in part.

Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. Inferred mineral resources are too speculative to have the economic considerations applied to them which would enable them to be categorized as mineral reserves.

No mineral reserves have been estimated for the Nichols Ranch Property, as a preliminary feasibility study has not been completed.

Mining Operations

Uranerz is currently conducting ISR mining at Nichols Ranch. ISR is an injected-solution mining process that reverses the natural processes that originally deposited the uranium in the sandstones. On-site ground water is being fortified with gaseous oxygen and introduced to the zones of uranium mineralization through a pattern of injection wells. The solution dissolves the uranium from the sandstone host. The uranium-bearing solution is brought back to surface through production wells where the uranium is concentrated at a central processing plant and dried into yellowcake for market.

The major surface facilities for ISR mining include the central processing plant, satellite plant (as planned for the Hank Area), wellfields, and deep disposal wells. The current and proposed wellfield and disturbance area for Nichols Ranch Area will contain approximately 113 acres, Jane Dough will contain approximately 101 acres, and Hank will contain approximately 155 acres. The deep disposal wells will be designed for at least 100 gpm flow rate each and have a maximum injection pressure less than the fracture pressure of the formation.

The mineralized zones at the Nichols Ranch Unit, Jane Dough Unit and the Hank Unit will be divided into individual production areas where injection and recovery wells will be installed. As typical with existing commercial operations, the wells will be arranged in variations of 5-spot or 7-spot patterns. In some situations, a line-drive pattern or staggered line-drive pattern may be employed. Horizontal and vertical excursion monitor wells will be installed at each well field as dictated by geologic and hydro-geologic parameters, and as approved by the WDEQ and the NRC.

The Nichols Ranch Unit consists of the Nichols Ranch Unit processing facility and two production areas, PA #1 and PA #2. PA #1 currently has a monitor well network and is currently in production with 4 active production header houses. Two permitted and constructed deep disposal wells are also located on the Nichols Ranch Unit. The Jane Dough Unit is adjacent to the south of the Nichols Ranch Unit and contains properties held 100% by Uranerz and by the Arkose Mining Venture. It contains two production areas that are currently in the license and permit to mine amendment process. The Hank Unit is 100% Uranerz owned and is located approximately 6 miles east of the Nichols Ranch Unit. The Hank Unit is fully licensed and permitted by the NRC and WDEQ to operate as a satellite to the Nichols Ranch Unit, and contains two production areas, and it may be developed as an adjacent property through a pipeline to the Nichols Ranch Unit.

The mine life can be described as production followed by restoration and reclamation. Production activities which include development, drilling, construction, and production, are planned to continue through 2023. Restoration, reclamation, and decommissioning activities are scheduled soon after production is completed within a production area. It is planned that these activities would commence in 2017 and continue until 2026. Final decommissioning is planned to occur with the completion of restoration with the final production area.

Within a production wellfield, the basic component of mine development and production is the production pattern. A pattern consists of one recovery well and one or more injection wells that feed it. Injection wells can be and often are shared by multiple recovery wells and function as distribution points for injection flow. In a similar manner, the recovery wells act as collection points for production solutions that are gathered at the header houses prior to transfer by pipeline to the processing facility. The Hank Unit will be developed in a similar manner with two production areas. However, it is currently planned to be constructed with a pipeline connecting the Hank and the Nichols Ranch Unit. The Hank Unit is licensed as a satellite recovery facility that remains an option, and its design throughput of 2,500 GPM would be additive to the throughput generated from the Nichols Ranch and Jane Dough Units. In the current life of mine plan, Hank is currently planned to start production in 2022 and continue through 2024 with restoration continuing until 2025.

The Nichols Ranch Unit processing facility and the allocation of resources to the production areas within Nichols Ranch, Jane Dough and Hank Units are designed to generate between 500,000 and 1,000,000 lbs U3O8 per year of production for several years. Production rate ramped up starting in 2014. According to the current schedule, production will begin ramping down in 2024 for an approximate total 6.5 million lbs recovered from all three Units of the Nichols Ranch Project.

The Nichols Ranch Unit processing plant is licensed and designed to have three major solution circuits: 1) the recovery/ extraction circuit, 2) the elution circuit, and typically 3) a yellowcake slurry production circuit. The Nichols Ranch Unit processing plant is currently constructed and operated with only the first solution circuit installed. Currently, Uranerz maintains a toll resin processing agreement with Power Resources Inc., (d/b/a Cameco Resources), a wholly owned subsidiary of Cameco Corporation. This toll resin processing agreement allows for processing of solutions for second and third solution circuit at Cameco Resources’ Smith Ranch-Highland facility. The toll resin processing is performed by Cameco Resources on a fixed unit cost basis ($/lb U3O8) that is adjusted by inflation, as measured using CPI. Uranerz retains the option to construct and operate the second and third solution circuits at its Nichols Ranch Unit processing facility at a later date if desired.

The basic infrastructure (power, water, and transportation) necessary to support an ISR mining operation has been established at the Nichols Ranch Area site. This basic infrastructure will also support Jane Dough and Hank. Jane Dough is immediately proximate to Nichols Ranch. Hank is approximately 6 miles northeast of Nichols Ranch and would require additional infrastructure. Non-potable water is be supplied by wells. Water extracted as part of ISR operations will be recycled for reinjection. Typical ISR mining operations also require a disposal well for limited quantities of fluids that cannot be returned to the production aquifers. Deep disposal wells are permitted and installed for the Nichols Ranch ISR processing facility.

Tailings storage areas, waste disposal areas, heap leach pad(s) will not be a part of the infrastructure for the Nichols Ranch property, as ISR operations do not require these types of facilities. Solutions from the wellfields are recirculated within the wellfield. The waste stream bleed from the system is injected into the deep disposal wells.

If constructed, the Hank Unit Satellite facility will require infrastructure similar to that at Nichols Ranch. The permitted option for Hank includes construction and operation of a satellite facility which would consist of an ion exchange circuit and lixiviant make-up circuit, bleed treatment and disposal well. The other major option for the development of Hank would be to convey fluids from Hank to the Nichols Ranch processing facility. This option would have additional permitting requirements for the pipeline and capital expenditures and operating expenditures related to the transfer of solutions between Nichols Ranch and Hank. These costs would be offset by reduced capital expenditures and operating expenditures related to the construction and operation of the satellite plant and disposal well(s). Uranerz current preferred alternative is to operate the Hank Unit as an adjacent property through pipelines to the Nichols Ranch Unit processing facility.

Capital costs (“CAPEX”) and operating costs (“OPEX”) are based on actual and estimated costs for Nichols Ranch. Significant CAPEX have already been incurred during the construction and development of the project’s plant and initial wellfields. A summary of the costs incurred through December 31, 2014 are detailed in the following table:

Incurred Capital Costs

Equipment	Cost (US$)
Plant	19,043,000
Office and Lab Building	2,862,000
Wellfield Development	16,252,000
Deep Disposal Wells	7,391,000
Infrastructure	5,068,000
Trunk Line	927,000
Rolling Stock	1,944,000
Total Capital Costs	53,487,000

Future CAPEX will include the development of wellfields in the Nichols Ranch, Jane Dough and Hank Areas, additional trunk lines, central processing plant completion at Nichols Ranch, pipeline network to Hank. The following table summarizes the additional CAPEX for the projects:

Forward CAPEX

CAPEX	Cost (US$)
Wellfield Development	67,596,000
Trunk line	250,000
CPP Buildout	5,500,000
Hank Trunk line	2,400,000
Ancillary Costs (labour, equipment)	14,021,000
Total Capital Costs	89,767,000

OPEX costs are based on actual results from operating in 2014. OPEX cost centers include mining, processing, mine administration, production taxes, royalties, and selling expenses. Specific components of the costs centers labor, chemicals, maintenance, and utilities to mine and process uranium. Total expected OPEX costs have been estimated at US$135.7 million or US$20.76/pound. Production taxes and royalties account for US$61.5 million of the total estimated OPEX or US$9.41/pound.

A cash flow model has been developed by Uranerz based on the CAPEX, OPEX and closure cost estimates. The sale price per pound for 2015-2020 is the weighted average of contracted sales and spot sales. The spot price is assumed to be US$65/pound for 2016-2026. Uranerz files federal tax returns in the United States and had a tax loss carryforward of US$56.7 million at the end of 2014. This loss carryforward will be utilized in future years as profits offset the prior losses. Federal income taxes have not been included in the cash flow model due to the uncertain timing and extent of the tax.

Uranium recovery is assumed to be 70% of the mineral resource. Total production over the life of the projects is estimated to be 6.5 million pounds, of which approximately 200 thousand pounds were produced in 2014.

As the project has been constructed and is in operation, the initial capital is a sunk cost. Additional CAPEX related to wellfield development will be incurred throughout the operating life of the mine. Under the base case assumptions the project would be capable of paying back all sunk costs in five years or less.

Arkose Property

The following information concerning the Arkose Property is based on the technical report prepared for Uranerz titled “Arkose Uranium Project, Mineral Resource and Exploration Target, 43-101 Technical Report” dated February 28, 2015 (the “Arkose Technical Report”). The Arkose Technical Report is authored by Douglas L. Beahm, P.E., P.G., who is a “qualified person” and independent of Uranerz and EFI for purposes of NI 43-101.

Project Description and Location

On January 15, 2008, Uranerz acquired an undivided 81% interest in the Arkose Property, and in connection with the acquisition, formed the Arkose Mining Venture with United Nuclear, LLC.

The total area of the Arkose Property is approximately 49,138 acres. The Arkose Property is located in various sections of Townships 41-44 North, Ranges 74-78 West, and falls between Latitudes 43° 47’ and 43° 31” North, and Longitudes 106° 10’ and 105° 18’ West, approximately 60 air miles north from Casper, Wyoming.

Mineral tenure consists of unpatented mining claims, mineral leases (fee and state), and Surface Use Agreements. Uranerz has a possessory right to explore, develop and produce on the unpatented lode mining claims and must pay an annual maintenance fee to the Bureau of Land Management of $155.00 per claim on or before September 1. Portions of the fee land within the joint venture boundary are covered by 60 mining leases that require annual payments or in the case of paid up leases payments every 5 years. The mining leases and state leases have primary terms of 10 years and so long thereafter as the property is in production. The three State of Wyoming leases are due to expire in 2015 and decisions will be forthcoming as to whether or not to get an extension of the leases or let them expire. Some of the mining leases will expire in 2016 and it is Uranerz’ intention to negotiate extensions to the primary term of these leases.

Uranerz has a Drilling Notification approved by the State of Wyoming Department of Environmental Quality, Land Quality Division (“WDEQ/LQD”) and the BLM which allows surface use for the purposes of exploration by drilling. Although not required at this stage, mine development would require a number of permits depending on the type and extent of development, the most significant permits being the Permit to Mine issued by the WDEQ/LQD and the Source Materials License from the NRC required for mineral processing of natural uranium. Any injection or pumping operations will require permits from the WDEQ.

There are no known environmental liabilities at the Arkose Property, with the exception of the DN bond for exploration WDEQ/LQD Drilling Notification DN378, in the amount of $659,165 effective July 2, 2014. This bond is subject to annual renewal and updating.

The mining leases have a variety of production royalty payments based on a two tier system, or a sliding scale system. One of the leases has two-tier royalty based on the price of U3O8 at the time of the sale, and they are 6% for a U3O8 price less than $75 per lb.; and 8% for U3O8 price equal to or greater than $75 per lb. Some of the leases have a sliding scale royalty that runs from a low of 2% at a U3O8 price of $25 per lb. up to a high of 10% for a U3O8 price of equal to or greater than $100 per lb. Some leases have a sliding scale royalty that runs from a low of 4.0% at a U3O8 price of $40 per lb. up to a high of 10% for a U3O8 price of equal to or greater than $100 per lb. Other leases have a sliding scale royalty that runs from a low of 4.5% at a U3O8 price of $49.99 per lb. up to a high of 10% for a U3O8 price of equal to or greater than $100 per lb. Some of the Surface Use Agreements have a two tiered royalty based on the sales price of the U3O8 received by Uranerz and they are 1 % for a sales price of less than $50 per lb; and 2% for a sales price of equal to or greater than $50 per lb. A couple of the Surface Use Agreements have a fixed royalty percentage of 3% of gross sales of U3O8. Of the total of 2,321 mining claims, 662 claims have an overriding royalty of 0.25% . This overriding royalty interest is based on production of uranium on said claims. The State of Wyoming Leases carry a royalty rate of 5% of the gross value.

The current Wyoming severance tax is four percent but after the allowable wellhead deduction the effective severance tax rate is approximately 3% of gross sales. In addition, the ad valorum (gross products) tax varies by county assessment but is approximately 6.5% .

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Arkose Property is located within the Wyoming Basin physiographic province in the western portion of the Powder River Basin. Access, climate, local resources, infrastructure and physiography are similar to those for the Nichols Ranch Property, as described above.

History

The project is located within the Pumpkin Buttes Mining District within the Powder River Basin which was the first commercial uranium production center in Wyoming. Uranium was discovered in the area in 1951 and production from small open pit mines proceeded intermittently from 1953 through 1967. Beginning in the 1970’s and operating into the 1980’s several large scale open pit and underground mines with conventional uranium processing facilities (mills) were developed and operated in the Powder River Basin. With falling uranium prices in the 1980’s the conventional operations ceased and the first uranium production using ISR methods was developed in the Powder River Basin.

Historically, mineral rights in the project area were held by several mining companies who explored the area by drilling. NAMMCO commenced acquiring rights to the properties comprising the Arkose Property in 2005, and continued to do so through 2006 and 2007. On January 15, 2008, Uranerz completed an acquisition of an undivided 81% interest in the Arkose Property and formed the Arkose Mining Venture with United Nuclear, LLC successor in interest to the vendors of these properties, NAMMCO.

Geological Setting

The Arkose Property is located within the Powder River Basin. Regional geology is the same as for the Nichols Ranch Property, as described above.

Exploration

The Arkose Technical Report identified those portions of the Arkose project which could be identified as exploration targets on the basis that there is sufficient geologic evidence from limited drilling to interpret that mineralization may extend from areas of resource production and/or defined mineral resources and/or is present within the drill holes themselves. In these areas favorable conditions for the occurrence of mineralization was determined based on the presence of host sand units and evidence of REDOX interfaces within those host sand units. No estimate of mineral resources or reserves in accordance with CIM guidelines has been made for exploration target areas. The Arkose Technical Report includes a quantification of the exploration target portions of the Arkose Project, as allowed under NI 43-101. All tonnages, grade, and contained pounds of uranium associated with the exploration targets, as stated in the Arkose Technical Report, should not be construed to reflect a calculated mineral resource (inferred, indicated, or measured). The potential quantities and grades, as stated in the Arkose Technical Report, are conceptual in nature and there has been insufficient work to date to define a NI 43-101 compliant resource. Furthermore, it is uncertain if additional exploration will result in discovery of an economic mineral resource on the property.

The Arkose Technical Report identifies nine exploration areas within the Arkose Property, and recommends additional exploration work, consisting of delination drilling, on these areas.

Mineralization

In the project area uranium mineralization is hosted by sandstone units within the Tertiary Wasatch and Fort Union Formations. Uranium deposits which have been delineated within the Arkose Project are classified sandstone roll front uranium deposits. Mineralization is interpreted to be dominantly roll front type mineralization which was deposited along an interface between oxidizing ground water solutions and reducing conditions within the host sandstone unit. This boundary between oxidizing and reducing conditions is often referred to as the REDOX interface or front.

Roll front mineralization tends to be continuous for thousands of feet along the REDOX front but may have limited width and continuity perpendicular to the front. Roll fronts are often present in multiple sand horizons and may occur as multiple or stacked fronts.

Uranium mineralization is hosted within the Arkose project area within sand horizons of the Tertiary Wasatch and Fort Union formations. The stratigraphic section provides the naming convention used for Arkose with the sand horizons in the Wasatch beginning with the lowest sand designated as the 100 sand and increasing by increments of 10 upward in the section to the 150 sand. Sand horizons in the Fort Union begin with the 90 sand in the upper portions of the formation and count downward by increments of 10 to the 50 sand. The boundary between the Wasatch and Fort Union Formation is marked by a coal and/or lignite horizon. The Arkose project focuses primarily on the 50 to 140 sands.

Drilling

Uranerz conducted exploration of the Arkose Project from 2008 through 2013 but not in 2014. The drillhole data demonstrates that mineralization is present and is of sufficient quality and density to support mineral resource estimation and to define exploration targets. Drillhole data is dominantly based on interpretation of downhole geophysical logs typically consisting of natural gamma, resistivity, and SP (Spontaneous Potential). Resistivity and SP were utilized for defining lithology and correlating the logs. Geophysical was completed by Uranerz personnel using modern logging units owned by Uranerz. It is industry standard practice to calibrate the logging trucks routinely at Department of Energy facilities. Data in the possession of Uranerz includes 100% of the total original geophysical and lithologic logs.

The drillhole database used for the Arkose Technical Report has an effective date of January 1, 2015. Uranerz provided drillhole locations for some 2,136 drill holes completed within the project area. However, a portion of these drill holes are now included in what is referred to as the Jane Dough area of the Nichols Ranch Property, and were not used in the Arkose Technical Report. No historic drill data or other data such as CBM drilling was used in the Arkose Technical Report.

Sampling and Analysis

The primary assay data for the Arkose Property is downhole geophysical log. Only limited coring has been completed. Uranerz has written procedures for the collection of drill data including lithological logging, natural gamma logging. Hard copies of all original drillhole data are maintained by Uranerz and are secure. Uranerz has standard procedures for the interpretation of natural gamma logging employing the half amplitude method for the interpretation of historic analog data. For all recent drilling, Compulog™ software is utilized to convert natural gamma measurement to equivalent % U3O8 (%eU3O8). The output data is provided both electronically and in hard copy by ½ foot intervals. This grade data is then summed for thickness and GT for the appropriate mineralized intervals. This procedure is the current industry standard method.

In the opinion of the author of the Arkose Technical Report, the data collection, assay procedures (geophysical logging), database maintenance, and storage and security for all relevant data are adequate. Further it is the author’s opinion that the data is suitable for the purposes of resource estimation as necessary for the Arkose Technical Report.

Mineral Resource and Mineral Reserve Estimates

For the resource estimate set out in the Arkose Technical Report, drill data was available in over 2,000 drill holes. Inferred mineral resources were estimated by projecting average width and GT along a measured REDOX trend defined by drill holes. The effective date of the mineral resource estimate is February 28, 2015. Radiometric equilibrium was evaluated and a disequilibrium factor (DEF) of 1 was used. The minimum uranium grade included in the estimate was 0.02 %eU3O8. Mineral resources are reported at a cutoff of 0.20 GT. The following table provides a summary of estimated mineral resources by classification following CIM guidelines. Detailed mineral resource estimates are provided in the Arkose Technical Report.

Inferred Mineral Resources**

	Tons	%eU3O8	Pounds	URZ Pounds*
Inferred Total	2,058.000	0.100	4,066,000	3,294,000

*Uranerz Pounds 81% of total.
**All numbers are rounded.

Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. Inferred mineral resources are too speculative geologically to have the economic considerations applied to them which would enable them to be categorized as mineral reserves.

Exploration and Development

The author of the Arkose Technical Report recommends that exploration and development of the Arkose Project be continued. The areas considered of highest priority for development would include:

•	The South Doughstick area as it is adjacent to the Jane Dough area which is currently being permitted for ISR mining as part of the Nichols Ranch facility.

•	The Monument area as it has a significant exploration target.

•	The East Buck area which has both estimated inferred mineral resources and exploration targets which are significant.

•	The Little Butte area which has both estimated inferred mineral resources and exploration targets which are significant.

Expenditures for exploration and development of the Arkose Property will be significant as the primary exploration method will consist of drilling and the area to be explored is extensive. Average depths of mineralization defined be drilling to date are in the range of 500 to 1,000 feet. It is recommended that the drilling be done in phases with each phase evaluated as work progresses before proceeding to the next phase. Recommended exploration drilling costs are estimated at US$3 million and delineation of two of the target areas at US$3.3 million. The decision to act on those recommendations, including scope and timing, has yet to be reached by Uranerz. Factors such as available resources to focus on the work and available funding remain a strong influence on that decision.

The other areas within Arkose remain prospective. Exploration targets have been estimated for Kermit, Sand Rock, South Collins Draw, Cedar Canyon, and Beecher Creek. Drilling at Lone Bull, Stage, and House Creek to date is insufficient to define an exploration target but these areas remain perspective.

West North Butte Satellite Properties

The following information concerning the West North Butte Satellite Properties is based on the technical report prepared for Uranerz titled “Technical Report, West North Butte Satellite Properties, Campbell County, Wyoming, U.S.A.” dated December 9, 2008 (the “WNB Technical Report”). The WNB Technical Report was authored by Douglass H. Graves, P.E. and Don R. Woody, P.G., each of whom is a “qualified person” and independent of Uranerz and Energy Fuels for purposes of NI 43-101.

Project Description and Location

The West North Butte Satellite Properties (the “Satellite Properties”) include the West North Butte (“WNB”) Area, the East North Butte (“ENB”) Area and the Willow Creek (“WC”) Area, which are located in the Pumpkin Buttes Uranium Mining District of the Powder River Basin in the state of Wyoming.

The WNB Area is located within Campbell County, Wyoming in Township 44N, Range 76W, Sections 10, 11, 12, 13, 14, 15, 23, 24, 25, and 26, of the 6th Prime Meridian. The WNB Area covers approximately 2,160 acres of land. Uranerz controls the mineral rights of the WNB Area with unpatented lode mining claims. Within the WNB Area, Uranerz has 108 unpatented lode mining claims and one Surface Use Agreement.

The ENB Area is located within Campbell County, Wyoming in Township 44N, Range 76W, Section 24 and Township 44 North, Range 75 West, Section 19 of the 6th Prime Meridian. The ENB Area covers approximately 325.acres of land. Uranerz controls the mineral rights of the ENB Area with unpatented lode mining claims. Within the ENB Area, Uranerz has 17 unpatented lode mining claims and one Surface Use Agreement.

The WC Area is located within Campbell County, Wyoming in Township 44N, Range 76W, Section 35 of the 6th Prime Meridian. The WC Area property covers approximately 220 acres of land. Uranerz controls the mineral rights of the WC Area with unpatented lode mining claims. Within the WC Area, Uranerz has 11 unpatented lode mining claims and one Surface Use Agreement.

The claims were acquired by Uranerz and none of the unpatented lode claims in the ENB Area are subject to a royalty. The lode claims in the WC Area are subject to a royalty; for the WNB Area, 6 of the 118 unpatented lode mining claims have a royalty interest burden of 6% to 8% depending on the price of uranium. This royalty interest is based on produced uranium from such unpatented lode claims. All of the unpatented lode claims have annual filing requirements ($155 per claim) with the BLM, to be paid on or before September 1 of each year.

Uranerz’ only known, existing potential environmental liability is restoration of exploration drill sites and exploration access roads.

Exploration drilling has been completed at the Satellite Properties. Additional exploratory drilling may be conducted by Uranerz to better define mineralization within specified areas of interest. However, no future exploration is planned at this time. Uranerz has a Notification to Drill permit (336DN) from WDEQ/LQD for additional drilling. Mine development will require a number of licenses/permits with the two most significant being (a) the Permit to Mine, issued by the WDEQ/LQD, and (b) the Source Material License, required and issued by the U.S. Nuclear Regulatory Commission (NRC) for mineral processing of natural uranium.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Satellite Properties are located within the Wyoming Basin physiographic province, in the Central portion of the Powder River Basin, within the Pumpkin Buttes Mining District. Access, climate, local resources, infrastructure and physiography are similar to those for the Nichols Ranch Property, as described above.

History

The Satellite Properties were originally part of a large exploration area encompassing Townships 33 through 50 North of Ranges 69 through 79 West, on the 6th principal meridian. In 1966, Mountain West Mines Inc. (MWM, now Excalibur Industries) began a successful drilling exploration program in a portion of this area. In 1967, MWM entered into an agreement with Cleveland and Cliffs Iron Company (“CCI”) for further exploration and option if suitable resources were found. CCI exercised its option in 1976 with plans to begin underground mining operations in the vicinity of North Butte. Changing economic conditions and the development of ISR mining technology reportedly ended much of CCI’s interest in the area.

The locators of the claims acquired rights to the properties comprising the WNB and ENB Areas in 1987. In January 2007, Uranerz completed an acquisition of an undivided 100% interest in the claims comprising the WNB and ENB Areas. The locators of the claims acquired rights to the properties comprising the WC Area in the 1960’s. In December 2005, Uranerz entered into an option agreement to acquire an undivided 100% interest in the claims comprising the WC Area. The terms of the option agreement were satisfied in 2007 and the transfer of the claims to Uranerz was completed.

Geological Setting

The Satellite Properties are located within the Powder River Basin. Regional geology is the same as for the Nichols Ranch Property, as described above.

At the Satellite Properties, the mineralized sand horizons occur within the lower part of the Wasatch, at an approximate depth ranging from 482 to 1,012 feet (WNB), 540 to 660 feet (ENB) and 172 to 567 feet (WC). The host sands are primarily Arkosic in composition, friable, and contain trace carbonaceous material and organic debris. There are local sandy mudstone/siltstone intervals with the sandstones, and the sands may thicken or pinch-out in some locations. In the WNB and WC Area, the dip of the host formation is approximately at one to two degrees since the claims are on the east side of the synclinal axis.

Exploration

Between 1968 and 1985, CCI drilled approximately 380 exploratory holes with the Satellite Properties. From 1983 to 1985, Texas Eastern Nuclear drilled approximately 12 exploratory holes in the Satellite Properties and from approximately 1990 to 1992 Rio Algom Mining Corporation drilled approximately 5 exploratory holes. In 2006, Uranerz completed an acquisition of the Satellite Properties, and in 2007 and 2008, drilled approximately 127 exploratory holes.

Mineralization

Mineral resources within the Satellite Properties occur in sands of the Eocene age Wasatch Formation. The uranium mineralization at the Satellite Properties is typical of the Wyoming roll-front sandstone deposits. Mineral resources within the Satellite Properties occur primarily in the A, B, C and F host sand units of the WNB Area, the A and B host sand units of the ENB Area and in the A and F host sand units of the WC Area, as originally designated by CCI in the 1970’s. The sand units are typically one to four miles wide and range in thickness from 70 to 130 feet. The depths to the mineralized zones range from 100 to 1,400 feet below the ground surface depending on the topography and changes in the formation elevation and stratigraphic horizon.

Drilling

Common practice for uranium exploration drilling is to drill exploration holes vertically using conventional rotary drill rigs circulating drilling mud and using approximately five-inch diameter bits. The cuttings are typically collected from five-foot vertical intervals and laid out on the ground in rows of 20 samples (each row represented 100 feet in boring depth) by the driller. The site geologist typically examines and documents the cuttings in the field to determine lithology and geochemical alteration, i.e., oxidized or reduced geochemistry.

Upon completion of the drilling, the drill holes are logged, from the bottom of the hole upward, with a gamma-ray, spontaneous-potential, and resistivity tool by either a contract logging company or a company-owned logging truck. The locations of the holes are recorded in the field by the site geologist using a Global Positioning System (GPS) unit.

In the opinion of the authors of the WNB Technical Report, the data collected within the Satellite Properties has been collected in a reliable manner consistent with standard industry practices, and the authors have relied upon such available data to prepare the mineral resource estimate.

Sampling and Analysis

Downhole geophysical logs, both historical and recent, were used as the primary source of data for defining the Satellite Properties mineralization. Approximately 285 exploratory drill holes were drilled in the WNB Area, 127 in the ENB Area and 164 in the WC Area. Approximately 573 were used for developing the mineral resource estimate. The holes were typically spaced approximately 25 feet apart perpendicular to the trend and approximately 400 feet apart parallel to the trend.

Quality control for coring and field sampling performed by Uranerz utilizes training, demonstration of basic geological abilities by field personnel and management oversite. Exploratory drill hole cutting samples are recovered in a wet or damp condition and soon after they are described by a field geologist. Down hole electric logging is checked against the driller’s logs and the gamma detection instruments are calibrated in the Casper, Wyoming United States Department of Energy test pits approximately every 60 days. Records are kept on all these activities.

Historical data were assumed to have been collected in a manner consistent with standard industry practices at the time, and the authors of the WNB Technical Report considered the historical information accurate and reliable for the purposes of completing a mineral resource estimate.

Security of Samples

The core samples were obtained by previous operators in 1979/1980. No sample preparation was performed by Uranerz staff and the sample preparation and handling cannot be confirmed. The chemical test results were not used in the mineral resource estimate, however the dry bulk density was used in the calculation of resource quantities.

Mineral Resource and Mineral Reserve Estimates

The following table sets out the mineral resource estimate for the Satellite Properties, as set out in the WNB Technical Report. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The mineral resource estimates shown below were calculated using the GT (Grade x Thickness) contour method. The GT values of the subject sand intervals for each hole were plotted on a drill hole map and contour lines were drawn. The areas within the GT contour boundaries were used for calculating resource estimates utilizing the following criteria:

Measured Resource: area is capped at 10,000 ft2.

Indicated Resource: area is capped at 40,000 ft2. The Indicated resource is computed by subtracting the Measured area resource.

Inferred Resource: area is calculated using the GT contour boundary value of 0.2, and is capped at 80,000 ft2

The mineral resources are reported in the WNB Technical Report based on grade thickness (GT) cutoffs of 0.10, 0.20 and 0.50. The 0.20 GT cutoff is recommended for reporting purposes and is presented in the following table.

The current estimate of mineral resources for the Satellite Properties, by Area and host sand unit, and as prepared by the authors of the WNB Technical Report is as follows:

Area	Sand	Resource (GT Minimum 0.20)	eU3O8 Pounds	Tons	Average Grade % eU3O8
WNB	F	Measured and Indicated	344,758	126,439	0.136
	F	Inferred	329,383	182,858	0.090
	C	Measured and Indicated	275,475	78,569	0.175
	C	Inferred	177,323	81,262	0.109
	B/LB	Measured and Indicated	1,246,808	329,475	0.189
	B/LB	Inferred	1,443,284	449,063	0.161
	A	Measured and Indicated	195,591	77,582	0.126
	A	Inferred	189,086	71,787	0.132

ENB	B	Measured and Indicated	293,811	84,865	0.173
	B	Inferred	394,122	244,569	0.081
	A	Measured and Indicated	150,707	54,570	0.138
	A	Inferred	83,792	41,075	0.102

	F	Measured and Indicated	90,607	38,505	0.118
	F	Inferred	34,748	19,191	0.091
	A	Measured and Indicated	239,258	136,377	0.088

Area	Sand	Resource (GT Minimum 0.20)	eU3O8 Pounds	Tons	Average Grade % eU3O8

	A	Inferred	30,190	27,164	0.056

All	All	Measured and Indicated	2,837,015	926,293	0.153
	All	Inferred	2,681,928	1,116,968	0.120

Exploration and Development

In the event that economics are favorable and the capital becomes available, the West North Butte Satellite properties will require additional drilling. The identified mineralization has been generally been defined by lines of drill holes which are approximately 400 feet apart. The holes in the lines are approximately 50 feet apart. Infill drilling on approximately a 100 foot grid will be needed to situate production well patterns.

If previously unrecognized mineralized trends are discovered these will be drilled out on 400 foot spaced fences which are composed of exploration holes spaced 50 feet apart.

North Rolling Pin Property

The following information concerning the North Rolling Pin Property is based on the technical report prepared for Uranerz titled “Technical Report, North Rolling Pin Property, Campbell County, Wyoming, U.S.A.” dated June 4, 2010 (the “NRP Technical Report”). The NRP Technical Report was authored by Douglass H. Graves, P.E., who is a “qualified person” and independent of Uranerz and Energy Fuels for purposes of NI 43-101.

Project Description and Location

The North Rolling Pin Property is located in the Pumpkin Buttes region of the Powder River Basin in the state of Wyoming, approximately 62 air miles northeast of the city of Casper. The NorthRolling Pin Property is located within Campbell County, Wyoming in Township 43N, Range 76W, in the SE¼ of SE¼ Section 10, Section 11, NW ¼ Section 14, and NE¼, NW¼ of SE¼ Section 15, of the 6th Prime Meridian. The North Rolling Property is comprised of 54 unpatented lode mining claims and one SUA. There are no mineral fee leases associated with the North Rolling Pin Property and the claims and unclaimed area encompass approximately 1,080 acres. The SUA has a term of 10 years and has set provisions for reimbursement to the surface owner for disturbances resulting from Uranerz operations.

The lode mining claims in the North Rolling Pin area are not subject to royalties. All of the unpatented lode mining claims have annual filing requirements ($155 per claim) with the BLM, to be paid on or before September 1 of each year.

The only activities that have occurred on the North Rolling Pin Property are exploration drilling for uranium, the development and operation of an in-situ uranium pilot plant, exploration for oil and gas, and production of CBM gas. The NRC terminated the source materials license for the uranium pilot plant based on successful completion of groundwater restoration and surface reclamation on November 5, 1982. Uranerz’ only known existing potential liability is restoration of exploration drill sites and exploration access roads.

Uranerz has a Notification to Drill permit (336DN) from the WDEQ/LQD for all exploration drilling. Future mining development will require a number of licenses/permits with the two most significant being (a) the Permit to Mine, issued by the WDEQ/LQD and (b) the Source Material License, required and issued by the NRC for mineral processing of natural uranium.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The North Rolling Pin Property is located within the Wyoming Basin physiographic province, in the Central portion of the Powder River Basin, within the Pumpkin Buttes Mining District. Access, climate, local resources, infrastructure and physiography are similar to those for the Nichols Ranch Property, as described above.

History

The North Rolling Pin Property is located within a large exploration area encompassing Townships 33 through 50 North of Ranges 69 through 79 West, on the 6th principal meridian. In 1966, Mountain West Mines Inc. (“MWM”, now Excalibur Industries) began a successful drilling exploration program in a portion of the larger area. In 1967, MWM entered into an agreement with CCI for further exploration and option if suitable resources were found. CCI exercised its option in 1976 with plans to begin underground mining operations in the vicinity of North Butte. Changing economic conditions and the development of ISR mining technology reportedly ended much of CCI’s interest in the area.

In February 2007, Uranerz purchased the North Rolling Pin claims group from Robert Shook as part of a larger 138 Federal mining claims acquisition. Uranerz subsequently expanded the properties by staking additional claims in the immediate area.

Geological Setting

The North Rolling Pin Property is located within the Powder River Basin. Regional geology is the same as for the Nichols Ranch Property, as described above.

The mineralized zones at the North Rolling Pin Property are typical Powder River Basin rollfront deposits. Uranium mineralization, where present, is found at the interface of naturally occurring chemical boundary between reduced and oxidized sandstone facies. Due to the nature of fluvial sandstone composition, an individual sand member may have several vertically superimposed subsidiary roll fronts. This is caused by small permeability differences in the sandstone or the occasional vertical contact between sand members resulting in development of multiple roll fronts that overlie each other (stacked) in complex patterns.

Exploration

Mining claims were first staked in the North Rolling Pin Project area by MWM sometime before 1968. Exploration drilling was conducted in the North Rolling Pin Project area Sections 11, 14 and 15, T43N, R76W, between 1968 and 1982 by CCI. A total of 476 exploration holes were drilled including 10 core holes. CCI was reported to be investigating the project area for open pit mining potential but never carried those plans past the exploration phase. CCI core data was not available for use in preparing the mineral resource estimate contained in the NRP Technical Report.

In 2008 and 2009 Uranerz drilled 18 exploration holes in Sections 11 and 14. This drilling was performed to evaluate the potential for mineralization below the zones explored by CCI and for confirmation of the previously identified mineralization.

Mineralization

At the North Rolling Pin Property, the mineralized sand horizon (F Sand) occurs within the Wasatch at an approximate depth from surface ranging from 51 to 403 feet and averaging 282 feet to the top of the mineralization. Generally the depth of mineralization decreases from the northeast to the southwest due mainly to topography along which the surface elevation decreases from approximately 5,180 feet to around 4,800 feet. The F Sand ranges in thickness from approximately 30 feet to 60 feet and generally increases in thickness in the southwest portion of Section 11 and thins toward the northeast and southwest in the project area. The F Sand primarily consists of two stacked sand sets, termed the Upper and Lower F Sands that average 20 to 25 feet thick each and the nature of these sand sets, as described above, is a major control on the mineralization occurring at North Rolling Pin.

The host sand is primarily arkosic in composition, friable, and contains trace carbonaceous material and organic debris. There are local sandy mudstone/siltstone intervals with the sandstone, and the sand may thicken or pinch-out in some locations. The North Rolling Pin Property area lies east of the synclinal axis of the Powder River Basin, and the host Wasatch Formation dips approximately 1 to 2 degrees to the west.

Drilling

Conventional water based mud drilling methods were used to drill the approximately 494 boreholes (historical CCI and Uranerz) at North Rolling Pin. The geophysical and lithologic log data from 386 of the 494 CCI and Uranerz drill holes were used in the evaluation of the North Rolling Pin Property. Data from several CCI drill holes (108) were missing but it can be concluded that the majority of these drill holes were left out of the sequence and were not drilled. Of the data from 386 CCI and Uranerz drill holes, 198 of the holes had mineralization with a GT of 0.2 or greater. Data from the 198 drill holes were used to determine the grade, thickness, and GT for the stated mineral resource.

Sampling and Analysis

Downhole geophysical logs and grade calculations provided by Uranerz were used by the author of the NRP Technical Report as the primary source of data for defining the North Rolling Pin Property mineralization. Data was obtained from approximately 386 historic and recent drill holes, including 18 holes that were drilled by Uranerz in the North Rolling Pin area. The exploration drill holes were spaced approximately 25 to 50 feet apart in rows orientated perpendicular to the mineralization trend or in clusters of close spaced drilling. Additional fences were then drilled approximately every 400 to 600 feet along the length of the trend.

Historical data were assumed to have been collected in a manner consistent with standard industry practices at the time. Logging of each drill hole utilized the same basic methodology that has been used for over 40 years in the uranium industry. The historical logs were generally run with analog equipment and more recent logging utilizes digital equipment. The historical information is considered accurate and reliable by the author of the NRP Technical Report for the purpose of developing the resource estimate. It is assumed that the appropriate logging tool “k” factor was developed for the historic geophysical logging equipment.

Security of Samples

Quality control for recent field sampling performed by Uranerz utilizes training, demonstration of basic geological abilities by field personnel and management oversight. Exploratory drill hole cutting samples are recovered in a wet or damp condition and soon after they are described by a field geologist. Down hole electric logging is checked against the driller’s logs and the gamma detection instruments are calibrated in the Casper, Wyoming United States Department of Energy test pits approximately every 60 days. Records are kept on all these activities. The data was considered accurate and reliable by the author of the NRP Technical Report for the purpose of completing a mineral resource estimate of the North Rolling Pin Property.

Core sampling was performed by, CCI, a previous operator. No core sample preparation was performed by Uranerz staff and the sample preparation and handling of the historic coring cannot be confirmed. The test results from the historical CCI coring program at North Rolling Pin were not available for review, thus were not included in the calculation of resource quantities.

Mineral Resource and Mineral Reserve Estimates

Various economic and mining parameters enter into the final cutoff grade and/or grade-thickness (GT) to calculate the in-ground mineral resources during the economic evaluation stage of the North Rolling Pin Property. Two GT cutoff grades were used to evaluate the reported resources, both using a minimum grade cutoff of 0.03% eU3O8. The 0.20 GT was used to present an appropriate value relative to current ISR operations and is recommended for reporting purposes. The 0.50 GT has been used to highlight the areas of highest mineralization and value if economics dictate the need for lower operating costs. The estimated GT, quantity, and grade for measured, indicated, and inferred resources of the total Upper and Lower F Sand unit for the North Rolling Pin Property is presented in the following table.

Measured Mineral Resource

GT Minimum	eU3O8 Pounds	Tons	Average Grade % eU3O8
0.20	386,898	310,051	0.062
0.50	255,163	153,712	0.083

Indicated Mineral Resource

GT Minimum	eU3O8 Pounds	Tons	Average Grade % eU3O8
0.20	277,623	271,881	0.052
0.50	135,161	97,513	0.070

Measured + Indicated Resource

GT Minimum	eU3O8 Pounds	Tons	Average Grade % eU3O8
0.20	664,521	581,932	0.058
0.50	390,324	251,225	0.078

Inferred Mineral Resource

GT Minimum	eU3O8 Pounds	Tons	Average Grade % eU3O8
0.20	32,522	38,874	0.042

Exploration and Development

In the event that economics are favorable and the capital becomes available, the North Rolling Pin property will require additional drilling. The identified mineralization has been generally been defined by lines of drill holes which are approximately 400 feet apart. The holes in the lines are approximately 50 feet apart. Infill drilling on approximately a 100 foot grid will be needed to situate production well patterns.

If previously unrecognized mineralized trends are discovered these will be drilled out on 400 foot spaced fences which are composed of exploration holes spaced 50 feet apart.

Reno Creek Property

The following information concerning the Reno Creek Property is based on the technical report prepared for Uranerz titled “Technical Report, Reno Creek Property, Campbell County, Wyoming, U.S.A.” dated October 13, 2010 (the “Reno Creek Technical Report”). The Reno Creek Technical Report was authored by Douglass H. Graves, P.E., who is a “qualified person” and independent of Uranerz and Energy Fuels for purposes of NI 43-101.

Project Description and Location

The Reno Creek Property is located in the southeastern extent of the Pumpkin Buttes region of the Powder River Basin in the state of Wyoming, approximately 80 highway miles northeast of the city of Casper, 40 miles south of Gillette and 9 miles southwest of Wright. The Reno Creek Property is located within Campbell County, Wyoming in Township 43N, Range 73W, in the S ½ of Section 21, SW ¼ of Section 22, E ½ of Section 28, NE ¼ of Section 29, NE ¼ of Section 31 and SW ¼ of Section 33 of the 6th Prime Meridian. Uranerz has three unpatented lode mining claims and three SUA and 18 fee mineral leases associated with the Reno Creek Property. The area encompassing the claims and fee mineral leases is approximately 1,312 acres.

Lode mining claims in the Reno Creek area are not subject to royalties. The 18 fee mineral leases have variable royalties that are dependent on the sale price of uranium. Surface owners have a set rate for reimbursement in respect of any land taken out of service for mining activities. All of the unpatented lode mining claims have annual filing requirements ($155 per claim) with the BLM, to be paid on or before September 1 of each year.

The only activities that have occurred on the Reno Creek Property are exploration drilling for uranium, exploration for oil and gas and production of CBM gas. Uranerz’ only known existing potential environmental liability is reclamation of exploration drill sites and exploration access roads.

Uranerz has a Notification to Drill permit (336DN) from the WDEQ/LQD for all exploration drilling. Future mining development will require a number of licenses/permits with the two most significant being (a) the Permit to Mine, issued by the WDEQ/LQD and (b) the Source Material License, required and issued by the NRC for mineral processing of natural uranium.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Reno Creek Property is located within the Wyoming Basin physiographic province, in the central portion of the Powder River Basin, within the Pumpkin Buttes Mining District. Access, climate, local resources, infrastructure and physiography are similar to those for the Nichols Ranch Property, as described above.

History

In 1968, Rocky Mountain Energy (“RME”, a subsidiary of Union Pacific Corporation) began a successful drilling exploration program in the region. In the mid 1970’s RME formed a joint venture with Mono Power and Halliburton Company to develop the property for mining. The joint venture applied for and received a research and development test pilot license in 1978 from the NRC and DEQ. Following the successful restoration of the test pilot, RME began application for a deep disposal well and conducted feasibility studies for the property. Changing economic conditions eventually resulted in RME’s sale of the property in 1992 to Energy Fuels Nuclear (“EFN”). In 1993 and 1994 EFN drilled several hundred pre-mining development holes and selected a location for the processing plant. In 1996 EFN requested NRC to start the license application process. In 1998, EFN was acquired by International Uranium USA Corporation (IUC). IUC evaluated the project and decided in 1999 to withdraw the license application. Then in 2001, IUC sold the property to Rio Algom. Rio Algom held the property until 2002.

In 2002, Power Resources Inc., the U.S. subsidiary of what is now Cameco Resources Inc., acquired the Reno Creek property. Power Resources Inc. held the state permit to mine until it was terminated in 2007 . Beginning in 2003 Power Resources began to relinquish their federal claims and leases. In 2004, Strathmore Minerals Corporation (“SMC”) acquired the Federal minerals portion of the Reno Creek property by staking claims. SMC formed an operating company, American Uranium Corporation which was sold jointly to Bayswater Uranium Corporation (“BAYS”) and Pacific Road Capital in 2010. A subsidiary of BAYS, NCA Nuclear, is currently operator for the federal minerals portion of the property.

The private minerals and surface portion of the Reno Creek property was leased by Uranerz between 2006 and 2009. A total of 1,312 acres and 18 mineral owners were involved in the acquisition. The federal and private mineral leases are interspersed throughout the Reno Creek property.

Geological Setting

The Reno Creek Property is located within the Powder River Basin. Regional geology is the same as for the Nichols Ranch Property, as described above.

The mineralized zones at the Reno Creek Property are typical Powder River Basin roll-front deposits. Uranium mineralization, where present, is found at the interface of a naturally occurring chemical boundary between reduced and oxidized sandstone facies. Due to the nature of fluvial sandstone composition, an individual sand member may have several vertically superimposed subsidiary roll fronts. This is caused by small permeability differences in the sandstone or the occasional vertical contact between sand members resulting in development of multiple roll fronts that overlie each other (stacked) in complex patterns.

Exploration

A total of 768 exploration – development drill holes and 31 wells were completed on the Reno Creek Property between 1968 and 1994. The geologic data available from 747 of the 768 exploration drill holes and all 31 wells include electric logs, lithology descriptions, tabulated mineralization intercepts, and location maps. These data were used in the estimation of the mineral resource. Data from 21 exploration drill holes located in the SW ¼ of Section 33 were not available for the development of the resource estimate. In addition Uranerz drilled 49 holes and one water well throughout the project area in 2010 to confirm the validity of the historic drilling. Data from the RME, EFN and Uranerz geophysical and lithological logs are considered reliable for the purposes of the mineral resource estimate set out in the Reno Creek Technical Report. The following summarizes the exploration activities that have occurred at the Reno Creek Property:

•	501 exploratory drill holes completed by RME from 1968 to 1991;

•	267 exploratory drill holes completed by EFN from 1993 to 1994;

•	49 exploratory drill holes completed by Uranerz in 2010.

The results of the RME and EFN drilling programs are the primary source of information used in the mineral resource estimate, supplemented with data from the Uranerz exploration program. Uranerz drilling data (geophysical and lithologic) were compared with data from nearby historic drill holes. The recent drill hole data correlated consistently with the historic data with respect to log characteristics, geologic characteristics and mineralization trends within the individual horizons. Thus the recent Uranerz drilling provided information that confirmed data from historic drilling. Collectively, these data demonstrate that mineralization is present on the property and the data define the spatial attributes of the mineralization.

Mineralization

At the Reno Creek Property, the mineralized sand horizon (Reno Creek Target Sand) occurs within the Wasatch at an approximate depth from surface ranging from 129 to 441 feet and averaging 329 feet to the top of the mineralization. Generally the depth of mineralization is related to topography, being greater in Section 28 where elevations are generally higher than in other mineralized portions of the project area.

The Reno Creek Target Sand ranges in thickness from about 20 feet up to 220 feet, with an average thickness of approximately 100 feet. The Reno Creek Target Sand generally occurs as a single sand body in the northern and eastern portions of the property and occurs as upper and lower sand units bifurcated by siltstones and shales that are 10 to 50 feet thick, towards the southern and western parts of the property. Primary mineralization in the Reno Creek Target Sand occurs within five horizons, designated from shallowest to deepest, as the “Green”, “Purple”, “Red”, “Orange” and “Blue” horizons, and the nature of these sand sets is a major control on the mineralization occurring at Reno Creek.

Drilling

Conventional water based mud drilling methods were used to drill the approximately 817 exploratory boreholes and an additional 31 monitor or water wells (historical RME and EFN and recent Uranerz) at the Reno Creek Property. All the geophysical and lithologic log data from 796 RME, EFN and Uranerz drill holes were used in the evaluation of the Reno Creek Property. Only data from drill holes with individual mineralization intercepts of GT 0.2 or greater were used to determine the grade, thickness, and GT for the mineral resource estimate presented in the Reno Creek Technical Report.

In the opinion of the author of the Reno Creek Technical Report , the data collected within the Reno Creek Property have been collected in a reliable manner consistent with standard industry practices, and the author has relied upon these available data to prepare the mineral resource estimate.

Sampling and Analysis

Downhole geophysical logs and grade calculations provided by Uranerz were used as the primary source of data for defining the Reno Creek Property mineralization. As described above, data were obtained from approximately 848 historic and recent exploratory drill holes and wells including 49 holes and one water well that were drilled by Uranerz in the Reno Creek area. The exploration drill holes were spaced approximately 25 to 100 feet apart, generally in rows (fences) oriented perpendicular to the mineralization trend or in clusters of close spaced grid drilling. Additional fences were then drilled by Uranerz in pre-determined locations along the mineral trend to validate historical drilling.

Historical data were assumed to have been collected in a manner consistent with standard industry practices at the time. Logging of each drill hole utilized the same basic methodology that has been used for over 40 years in the uranium industry. The historical logs were generally run with analog equipment and more recent logging utilizes digital equipment. The historical information is considered accurate and reliable by the author of the Reno Creek Technical Report for the purpose of developing the mineral resource estimate.

Security of Samples

Quality control for recent field sampling performed by Uranerz utilizes training, demonstration of basic geological abilities by field personnel and management oversight. Exploratory drill hole cutting samples are recovered in a wet or damp condition and soon after recovery they are described by a field geologist. Down hole electric logging is checked against the driller’s logs. The gamma detection instruments are calibrated in the Casper, Wyoming United States Department of Energy test pits approximately every 60 days. Records are kept on all these activities. These data are considered accurate and reliable for the purpose of completing a mineral resource estimate for the Reno Creek Property.

Core sampling was performed at Reno Creek by previous operators RME and EFN. RME drilled and sampled 52 core holes in the general Reno Creek area. Core sample preparation from the RME operations was performed by RME staff and the sample preparation and handling of the historic coring cannot be confirmed.

Mineral Resource and Mineral Reserve Estimates

The mineral resource estimates shown below were calculated by GT (Grade x Thickness) contour method using a minimum grade cutoff of 0.03% eU3O8 and a minimum mineralization thickness of 1.0 feet. The GT values of the subject sand intervals for each hole were plotted on a drill hole map and contour lines were drawn along the general mineralization trend. The areas within the GT = 0.2 contour boundaries were used for calculating resource estimates. Based on results of Uranerz confirmation drilling which validated historic drilling data, measured resources were determined within the area of influence of all historic and recent drill hole locations. The mineral resources are reported based on GT cutoffs of 0.20 and 0.50. The 0.20 GT cutoff is recommended for reporting purposes and is presented in the following table. The 0.5 GT cutoff has been used to highlight areas of highest mineralization.

The estimate of mineral resources for the Reno Creek Property set out in the Reno Creek Technical Report is as follows:

Measured Mineral Resource
Horizon ID	Green		Purple		Red		Orange		Blue		TOTAL
GT Minimum	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5
eU3O8 Pounds	239,594	122,530	443,675	283,653	1,452,243	1,163,885	569,376	358,445	77,320	44,910	2,782,208	1,973,423
Tons	196,338	80,612	346,621	170,876	1,171,164	855,798	499,453	238,963	67,825	34,023	2,281,451	1,380,272
Avg. Grade (% eU3O8)	0.061	0.076	0.064	0.083	0.062	0.068	0.057	0.075	0.057	0.066	0.061	0.071

Indicated Mineral Resource
Horizon ID	Green		Purple		Red		Orange		Blue		TOTAL
GT Minimum	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5
eU3O8 Pounds	120,265	25,659	177,616	49,732	663,342	457,241	454,667	233,138	94,850	39,939	1,510,740	805,709
Tons	130,723	21,032	188,954	32,293	676,880	408,251	454,667	191,097	98,802	38,403	1,550,026	691,076
Avg. Grade (% eU3O8)	0.046	0.061	0.047	0.077	0.049	0.056	0.050	0.061	0.048	0.052	0.049	0.058

Measured + Indicated Mineral Resource
Horizon ID	Green		Purple		Red		Orange		Blue		TOTAL
GT Minimum	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5
eU3O8 Pounds	359,859	148,189	621,291	333,385	2,115,585	1,621,126	1,024,043	591,583	172,170	84,849	4,292,948	2,779,132
Tons	327,111	101,644	535,575	203,169	1,848,044	1,264,049	954,120	430,060	166,627	72,426	3,831,477	2,071,348
Avg. Grade (% eU3O8)	0.055	0.073	0.058	0.082	0.057	0.064	0.054	0.069	0.052	0.059	0.056	0.067

Inferred Mineral Resource
Horizon ID	Green		Purple		Red		Orange		Blue		TOTAL
GT Minimum	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5	0.2	0.5
eU3O8 Pounds	12,712		17,614		39,821		50,442		21,578		142,167
Tons	15,889		16,031		64,228		66,371		27,664		190,183
Avg. Grade (% eU3O8)	0.040		0.055		0.031		0.038		0.039		0.039

Exploration and Development

The bulk of the mineralized trend in Section 29, T44N R74W has been drilled on 100 foot spaced offset holes and is largely well enough defined to plan production well patterns. The mineralization in sections 20, 21, and 28 is less well developed but with minimal delineation drilling could be brought into production planning rather quickly. The mineral trend in section 31 will require additional delineation drilling but the trends are well established and the grades from the existing holes are significant.

Information About EFI After Giving Effect to the Transaction

General

Pursuant to the Merger Agreement, at the Effective Time, EFI will acquire all of the issued and outstanding Uranerz Shares. This will be accomplished by Merger Sub merging with and into Uranerz and as a result Uranerz becoming an indirect, wholly owned subsidiary of EFI. Each issued and outstanding Uranerz Share will be canceled and automatically converted into the right to receive a fraction of an EFI Common Share equal to the Exchange Ratio, provided that holders of Uranerz Shares who have properly and validly exercised and perfected their right to dissent shall not have their Uranerz Shares so converted. Upon completion of the Transaction, Uranerz Shares will be delisted from the NYSE MKT and the TSX.

EFI will not be a party to the merger, and will remain unaffected as a corporation governed by the laws of Ontario. The EFI Common Shares will continue to trade on the TSX under the symbol “EFR” and on the NYSE Mkt under the symbol “uuuu”.

Pro Forma Financial Information

The unaudited pro forma condensed consolidated financial statements of EFI for the three months ended March 31, 2015 and the year ended December 31, 2014 included in this Circular have been prepared by EFI using the business combination rules under IFRS and are attached as Schedule D. The pro forma condensed consolidated statement of financial position of EFI as at March 31, 2015 assumes that the Transaction took place on March 31, 2015, and combines the EFI unaudited consolidated balance sheet at March 31, 2015 with Uranerz’ unaudited consolidated balance sheet at March 31, 2015, with adjustments. The pro forma condensed consolidated statement of comprehensive income (loss) of EFI for the three months ended March 31, 2015 assumes that the Transaction took place as of January 1, 2014 and combines the unaudited condensed consolidated statement of comprehensive income (loss) of EFI for the three months ended March 31, 2015 and the unaudited consolidated statement of comprehensive income (loss) of Uranerz for the three months ended March 31, 2015, with adjustments. The pro forma condensed consolidated statement of comprehensive income (loss) of EFI for the year ended December 31, 2014 assumes that the Transaction took place as of January 1, 2014 and combines the audited consolidated statement of income (loss) of EFI for the year ended December 31, 2014 and the audited consolidated statement of income (loss) of Uranerz for the year ended December 31, 2014, with adjustments. In preparing these unaudited pro forma condensed financial statements, EFI has adjusted Uranerz’ financial statements to conform to IFRS and to EFI’s accounting policies. These adjustments are described in the notes to the unaudited pro forma condensed financial statements of EFI for the three months ended March 31, 2015 and the year ended December 31, 2014 which should be read in conjunction with the selected unaudited pro forma condensed financial data presented below.

The unaudited pro forma condensed financial statements assume that, at the Effective Time, each outstanding Uranerz Share will be converted into the right to receive 0.255 EFI Common Shares. Pro forma book value per share is calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities of EFI as at March 31, 2015 under IFRS by the total number of EFI common shares outstanding at such date (including issuance of EFI shares to Uranerz shareholders as of such date).

The selected unaudited pro forma condensed financial data is based on estimates and assumptions that are preliminary, presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The assumptions underlying the selected unaudited pro forma condensed financial data described in the notes to the unaudited pro forma condensed financial statements of EFI for the three months ended March 31, 2015 and for the year ended December 31, 2014 and should be read in conjunction with the selected unaudited pro forma condensed financial data presented below. The following information should also be read in conjunction with (i) the audited consolidated financial statements of EFI for the year ended December 31, 2014, including the notes thereto, as filed on SEDAR, (ii) the unaudited interim consolidated financial statements of EFI for the three months ended March 31, 2015, including the notes thereto, as filed on SEDAR, (iii) the audited consolidated financial statements of Uranerz, including the notes thereto, contained in Uranerz’ Annual Report on Form 10-K for the year ended December 31, 2014, and (iv) the unaudited interim consolidated financial statements of Uranerz, including the notes thereto, contained in Uranerz’ Form 10-Q for the three month period ended March 31, 2015, each of which are incorporated by reference into this Circular.

	Three months ended	Year ended December
	March 31, 2015	31, 2014
	(in thousands of U.S. dollars, except per share amounts)
Statement of operations data:
Operating Revenue	11,000	56,260
Gross Profit	2,489	13,296
Net loss	(5,180)	(56,723)
Per common share data:
Basic and diluted loss per share	(0.12)	(1.26)

Shares used in computing net loss per share	44,964,970	44,949,079

As at March 31, 2015
(in thousands of U.S. dollars)
Balance sheet data:
Total assets	282,509
Total liabilities	(60,968)
Net assets	221,549
Capital Stock	356,547
Number of shares outstanding	44,964,970

Authorized and Issued Share Capital

The authorized share capital of EFI will remain unchanged as a result of the completion of the Transaction.

The table below sets out the approximate share capital of EFI that will be outstanding before and after giving effect to the Transaction.

		Percentage of	Percentage of
	Number of EFI	Non-Diluted	Fully-Diluted
	Common Shares	Share Capital	Share Capital
EFI Common Shares outstanding pre-Transaction	19,677,552	43.8%	35.3%

EFI Common Shares to be issued to Uranerz Shareholders under the Transaction	24,457,766	54.4%	43.9%

EFI Common Shares to be issued as compensation to financial advisors(1)	584,560	1.3%	1.1%

EFI Common Shares to be issued to satisfy severance obligations (1)	245,092	0.5%	0.5%

Non- Diluted Total	44,964,970	100%	80.8%

EFI Common Shares to be Reserved for Issuance:

EFI Common Shares issuable pursuant to EFI Options	975,872	-	1.8%

EFI Common Shares issuable pursuant to EFI RSUs	153,850	-	0.3%

EFI Common Shares issuable to exercise of Uranerz Options	2,051,266	-	3.7%

EFI Common Shares issuable pursuant to EFI Warrants	849,069	-	1.5%

EFI Common Shares issuable pursuant to exercise of Uranerz Warrants	2,690,250	-	4.8%

EFI Common Shares issuable upon conversion of outstanding convertible debentures (based on May 15, 2015 closing price for EFI Common Shares of Cdn$5.86)	3,951,859	-	7.1%

Shares Reserved for Issuance:	10,601,707	-	19.2%

		Percentage of	Percentage of
	Number of EFI	Non-Diluted	Fully-Diluted
	Common Shares	Share Capital	Share Capital

Fully-Diluted Share Capital Post-Acquisition:	55,384,171		100.0%

(1) The numbers above are based on the closing price of EFI Common Shares on May 15, 2015 of US$4.89. The actual number of EFI Common Shares that may be issued will be based on the five day volume weighted average closing price at the time of Closing and therefore the actual number of shares may be higher or lower than indicated above.

Principal Holders of Common Shares

After giving effect to the Transaction, to the best of the knowledge of the directors and executive officers of EFI, no person will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the then outstanding EFI Common Shares.

Board of Directors and Management After the Transaction

Upon completion of the Transaction, the composition of the EFI Board will change. EFI currently has nine directors. The EFI Board has determined that it would be in the best interests of EFI to reduce the size of the EFI Board to eight, and accordingly eight directors will be elected at the Meeting, with Mr. Goodman not standing for re-election. On Closing, two other members of the EFI Board are expected to resign and two additional board members designated by Uranerz, Dennis Higgs and Glenn Catchpole, will be appointed to the EFI Board. In accordance with the provisions of the OBCA and the EFI Bylaws, the directors may appoint one or more directors to fill vacancies created by the resignation of existing directors.

In addition, Paul Goranson, current President and COO of Uranerz is expected to become the Executive Vice President, ISR Operations of EFI. Furthermore, EFI is currently in negotiations with Dennis Higgs to potentially stay on as an employee or a consultant following the closing of the Transaction.

The directors of Uranerz will resign as of the Effective Time. Information about Messrs. Higgs, Catchpole and Goranson is set out below.

Dennis Higgs

Mr. Higgs is Executive Chairman of the Uranerz Board. Mr. Higgs was appointed to the Uranerz Board as President and Chief Executive Officer on May 26, 1999, and resigned as President and Chief Executive Officer on March 1, 2005. Mr. Higgs became Executive Chairman of the Uranerz Board on February 1, 2006.

Mr. Higgs has been involved in the financial and venture capital markets in the United States, Canada and Europe for over thirty years. He founded his first junior exploration company in 1983 and took it public through an initial public offering in 1984. Since then, Mr. Higgs has been involved in the founding, financing, initial public listing, and building of several companies. Mr. Higgs was directly involved with the founding and initial public offering of Arizona Star Resource Corp. and the listing and financing of BioSource International Inc. Mr. Higgs holds a Bachelor of Commerce degree from the University of British Columbia.

Glenn Catchpole

Mr. Glenn Catchpole was appointed to the Uranerz Board and became the President and Chief Executive Officer of Uranerz on March 1, 2005. Mr. Catchpole resigned as President of Uranerz on December 2, 2013 upon the appointment of Mr. Goranson as President & Chief Operation Officer. Mr. Catchpole retained his position as Chief Executive Officer. Mr. Catchpole is a licensed engineer with a B.S. degree in Mechanical Engineering from the University of Wyoming and an M.S. degree in Civil Engineering from Colorado State University. He has been active in the uranium solution mining industry since 1978, holding various positions including wellfield engineer, project manager, general manager and managing director of several uranium solution mining operations.

In 1988 Mr. Catchpole joined Uranerz U.S.A. Inc. and Uranerz Exploration and Mining and became Director of Regulatory Affairs, Environmental Engineering and Solution Mining. Mr. Catchpole’s responsibilities included the monitoring and oversight of the environmental and regulatory aspects of two large uranium mines in Canada and the operational aspects of one uranium solution mine in the United States. In 1996 Mr. Catchpole was appointed General Manager and Managing Director of the Inkai uranium solution mining project located in the Republic of Kazakhstan (Central Asia). In 1998 Cameco Corporation acquired Uranerz U.S.A. Inc., and Mr. Catchpole continued his post at the Inkai Project for Cameco. Mr. Catchpole spent six years taking the Inkai project from acquisition through feasibility study, joint venture formulation, government licensing, environmental permitting, design, construction and the first phase start-up.

Following his departure from Cameco in 2002, Mr. Catchpole was an independent consulting engineer providing project management to the oil and gas, mining, and construction industries. Mr. Catchpole is experienced in all phases of project development including environmental permitting, budgeting, scheduling, procurement, and construction of infrastructure and mining facilities. He has served on numerous mineral evaluation and due diligence teams.

Paul Goranson

Mr. Paul Goranson is President and Chief Operating Officer of Uranerz and was appointed to the Uranerz Board on December 2, 2013. Mr. Goranson is a licensed engineer with a B.S. degree in Natural Gas Engineering from Texas A&M University and an M.S. in Environmental Engineering from Texas A&M University – Kingsville. Mr. Goranson has over twenty-seven years of mining, processing and regulatory experience in the uranium extraction industry that includes both conventional and in-situ recovery mining. Most recently Mr. Goranson was President of Cameco Resources, a wholly-owned U.S. subsidiary of Cameco Corporation, which is one of the world's largest uranium mining companies. Mr. Goranson was responsible for executing the "Double U" growth strategy for Cameco's U.S. operations, including developing production expansion projects such as the North Butte ISR uranium recovery facility and the refurbishment of the Highland Central Processing Plant. While President of Cameco Resources, Mr. Goranson's responsibilities included executive leadership for the operations at the Smith Ranch-Highland, Crow Butte and North Butte ISR uranium recovery facilities.

Prior to Cameco Resources, Mr. Goranson was Vice President of Mesteña Uranium LLC where he led the construction, startup and operation of the Alta Mesa project that achieved over one million pounds of uranium extraction per year under his stewardship. At Mesteña his responsibilities included marketing uranium where he negotiated long term uranium supply contracts with nuclear utilities as well as spot uranium sales. Prior to Mesteña, Mr. Goranson was the manager for radiation safety, regulatory compliance and licensing with Rio Algom Mining LLC, a division of BHP Billiton.

Interest of Experts

Qualified Persons

The information contained in this Circular concerning Uranerz’ material mineral properties is based on the following technical reports authored by the following qualified persons:

(a)

information concerning the Nichols Ranch Property is based on a technical report prepared for Uranerz titled “Nichols Ranch Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated February 28, 2015 and authored by Douglas L. Beahm, P.E., P.G. and Paul Goranson, P.E.;

(b)

information concerning the Arkose Property is based on the technical report prepared for Uranerz titled “Arkose Uranium Project, Mineral Resource and Exploration Target, 43- 101 Technical Report” dated February 28, 2015 and authored by Douglas L. Beahm, P.E., P.G.;

(c)

information concerning the West North Butte Satellite Properties is based on the technical report prepared for Uranerz titled “Technical Report, West North Butte Satellite Properties, Campbell County, Wyoming, U.S.A.” dated December 9, 2008 and authored by Douglass H. Graves, P.E. and Don R. Woody, P.G.;

(d)

information concerning the North Rolling Pin Property is based on the technical report prepared for Uranerz titled “Technical Report, North Rolling Pin Property, Campbell County, Wyoming, U.S.A.” dated June 4, 2010 authored by Douglass H. Graves, P.E.; and

(e)

information concerning the Reno Creek Property is based on the technical report prepared for Uranerz titled “Technical Report, Reno Creek Property, Campbell County, Wyoming, U.S.A.” dated October 13, 2010 authored by Douglass H. Graves, P.E.

At the date hereof, to the knowledge of management of EFI, each of the aforementioned qualified persons beneficially own, directly or indirectly, less than 1% of the EFI Common Shares.

Financial Advisors

Roth and Cantor acted as financial advisors to EFI in connection with the Transaction. The Fairness Opinion, which is attached hereto as Schedule C, has been prepared by Roth.

Legal Counsel

Certain legal matters relating to the Transaction will be passed upon by Borden Ladner Gervais LLP on behalf of EFI and McMillan LLP on behalf of Uranerz.

Except as set out herein, to the knowledge of management of EFI and Uranerz as at the date hereof, none of the experts, or designated professionals of the experts named above have any registered or beneficial interest, direct or indirect, in any securities or other property of EFI or Uranerz or their respective associates or affiliates when the experts prepared their respective reports.

Auditors

The audited financial statements of EFI as at December 31, 2014 and 2013 and for the years then ended which are incorporated by reference in this Circular were audited by KPMG LLP. In connection with their audit of such financial statements, KPMG LLP reported to EFI’s audit committee that they are independent of EFI within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The audited financial statements of Uranerz for the year ended December 31, 2014 which are incorporated by reference in this Circular were audited by Manning Elliott LLP, Chartered Accountants. Manning Elliott LLP is independent of Uranerz in accordance with the rules of the Public Company Oversight Accounting Board (PCAOB) in the United States.

Consent of Expert

Consent of Roth Capital Partners LLC

We refer to the written fairness opinion dated as of January 2, 2015 (the “Fairness Opinion”), which we prepared for the Board of Directors of Energy Fuels Inc. (“EFI”) in connection with the acquisition of Uranerz Energy Corporation.

We consent to the inclusion of the Fairness Opinion as Schedule C, a summary of the Fairness Opinion and our firm name in the management information circular of EFI dated May 21, 2015.

Toronto, Ontario
May 21, 2015

ROTH CAPITAL PARTNERS LLC

By::	(signed) “John Dalfonsi”
Managing Director

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING OTHER THAN THE TRANSACTION

Election of Directors

The EFI Board may consist of a minimum of three and a maximum of fifteen directors, who are elected annually. The EFI Board is currently composed of nine directors. At its meeting on May 6, 2015, the EFI Board considered the appropriate size of the EFI Board with a view to facilitating effective decision-making, and has determined that the size of the EFI Board should be reduced from nine directors, to eight directors. Accordingly, eight directors will be elected at the Meeting. As a result of this determination and change in the size of the EFI Board, Mr. Mark E. Goodman has decided not to stand for re-election as a director, and will therefore not be nominated for re-election at the Meeting.

When determining nominees for election, the EFI Board also considers its strategic relationship with Korea Electric Power Corporation (“KEPCO”). KEPCO is the primary utility in South Korea and an international supplier of nuclear reactors worldwide. KEPCO has its head office in Naju-si, South Korea, and currently owns approximately 8.7% of the outstanding EFI Common Shares. Energy Fuels and KEPCO entered into a strategic relationship agreement in 2013, which provides for a long-term collaborative business relationship. Under this agreement, the Corporation agreed to nominate one person designated by KEPCO for election as a director at any shareholder meeting where directors are to be elected, so long as KEPCO holds more than 5% of the outstanding EFI Common Shares. KEPCO has designated Mr. Joo Soo Park as its nominee.

The Corporation has adopted an advance notice requirement in its by-laws for nominations of directors by shareholders. Among other things, the advance notice requirement fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected, and sets forth the information that a shareholder must include in the notice for it to be valid. As of the date hereof, the Corporation has not received notice of any director nominations in connection with the Meeting.

EFI Shareholders will vote for the election of each individual director separately. The Corporation has adopted a majority voting policy for the election of directors whereby any nominee (in an uncontested election) who receives a greater number of shares withheld from voting than shares voted in favour of his or her election is expected to tender his or her resignation to the EFI Board, to take effect upon acceptance by the EFI Board. The EFI Board will, within 90 days of the Meeting, determine whether to accept any such offer to resign. See Schedule “E” Corporate Governance Disclosure.

The following table provides the names of and information for the nominees for election as directors of the Corporation (the “Nominees”). The persons named in the enclosed form of proxy intend to vote for the election of each of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed, unless his office is vacated earlier in accordance with the by-laws of EFI or with the provisions of the OBCA.

Name and Municipality of Residence	Office Held	Director Since(1)	Principal Occupation, if different than Office Held	EFI Common Shares Beneficially Owned or Over Which Control or Direction is Exercised(2)
J. Birks Bovaird(3) Ontario, Canada	Chair and Director	2006	Consultant, providing advisory services to natural resource companies	5,192
Stephen P. Antony(4) Colorado, USA	President, CEO and Director	2009	Same	16,957
Paul A. Carroll(5) Ontario, Canada	Director	2010	President of Carnarvon Capital Corporation; President & CEO of World Wide Minerals Ltd.	Nil
Lawrence A. Goldberg Ontario, Canada(5)	Director	2012	Chief Financial Officer of JSN Jewellery Inc.	Nil
Bruce D. Hansen(3)(5) Colorado, USA	Director	2007	CEO of General Moly Inc., a US based mineral company	2,600
Ron F. Hochstein(4)(6) British Columbia, Canada	Director	2012	President and CEO of Lundin Gold Inc.	23,368
Joo Soo Park Seoul, Korea	Director	2015(7)	General Manager, Overseas Resources Development Department, Korea Electric Power Corporation	Nil
Richard J. Patricio(3)(6) Ontario, Canada	Director	2012	CEO of Pinetree Capital Ltd.	7,720

Notes:

(1)

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Corporation, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation.

(2)

The information as to EFI Common Shares beneficially owned or over which the directors exercise control or direction not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(3)	Member of the Compensation Committee.
(4)	Member of the Environment, Health and Safety Committee.
(5)	Member of the Audit Committee.
(6)	Member of the Governance and Nominating Committee.
(7)	Mr. Park was appointed a director by the EFI Board on January 28, 2015, as the designated nominee of KEPCO, to fill the vacancy created by the resignation of Mr. Tae Hwan Kim.

Information about each Nominee, including present principal occupation, business or employment and the principal occupations, businesses or employments within the five preceding years, is set out below.

J. Birks Bovaird

For a majority of his career, Mr. Bovaird’s focus has been the provision and implementation of corporate financial consulting and strategic planning services. He was previously the Vice President of Corporate Finance for one of Canada’s major accounting firms. He currently is the Chair of Nuna Minerals A/S, a public mining exploration and development company listed on the Copenhagen Exchange (NUNA.CO). He is a director of Noble Minerals Exploration (TSX-V:NOB) where he is Chair of the Nominating, Compensation and Governance Committee as well as a member of the Audit Committee. He is also the Chair of the board of directors of GTA Resources and Mining Inc. (TSX-V:GTA.V), as well as a member of the Audit Committee. He has previously been involved with numerous public resource companies, both as a member of management and as a director. He is a graduate of the Canadian Director Education Program and holds an ICD.D designation.

Stephen P. Antony

Mr. Antony is a registered professional engineer in a number of states in which the Corporation holds properties. He is a graduate of the Colorado School of Mines, and holds a Masters of Business Administration from the University of Denver. Over the last 38 years, Mr. Antony has held increasingly senior positions in both the technical and managerial sectors of the mining business. He first entered the uranium business with Mobil Oil’s Mining and Mineral group in the mid 1980’s, during which time he developed the reclamation plan for Mobil’s El Mesquite ISL operation in south Texas. He joined Energy Fuels Nuclear, Inc. ("EFN") in 1986 as the company was growing to become the largest U3O8 producer in the US, peaking at more than five million pounds annually. Mr. Antony served as director of Technical Services for the company where he authored many of the feasibility studies which provided justification for the expansion of EFN’s highly successful Breccia Pipe Mine projects in the Arizona Strip. Subsequent to his employment with EFN, Mr. Antony held a brief position with Power Resources, Inc. ("PRI") as Vice President of Business Development. He then consulted to Cameco Corp. on due diligence prior to their acquisition of PRI, which Cameco undertook as part of their strategy to become a significant uranium producer in the US. Mr. Antony was most recently Chief Operating Officer of EFI, responsible for the daily operations of the Corporation, including all aspects of uranium property exploration, ore production and mill processing. He was appointed President and Chief Executive Officer of the Corporation on April 1, 2010.

Paul A. Carroll

Mr. Carroll has had a lengthy business career in the mining industry, both as a lawyer and as a director and/or officer of many mining companies. He has been engaged in the mineral exploration and mining industry in Canada, the U.S., Mexico, Central and South America, Africa, China, Russia and Kazakhstan. Mr. Carroll is President of Carnarvon Capital Corporation, a corporate management and advisory company based in Toronto, Canada. Companies with which he has been extensively involved include Dundee Corporation, a full-service investment bank, Corona Corporation, where he was a member of the Executive Committee, Zemex Corporation, Royex Gold Mining Corporation, Campbell Resources Inc., Cobra Emerald Mines Ltd., Lacana Mining Corporation where he was Chair, Arcon International Resources plc where he was Chair, Tahera Corporation, World Wide Minerals Ltd. where he is President and Chief Executive Officer, Poco Petroleums Ltd., Mascot Gold Mines Ltd., United Keno Hill Mines Ltd., Repadre Capital Corporation (now IAMgold Corporation), Crowflight Minerals Inc., War Eagle Mining Company Inc. and Diadem Resources Ltd. From 2004 to 2005, as one of the committee of “independent directors” thereof, Mr. Carroll was a director of Argus Corporation Limited and Hollinger Inc. (“Hollinger”) and in 2005 he was Chief Executive Officer. He was a director of The Uranium Institute (now the World Nuclear Association) in 1998. In addition to the Corporation, Mr. Carroll is currently a director of the following companies: World Wide Minerals (TSX, CDN, OTC); War Eagle Mining Company Inc. (TSX-V) and Mammoth Resources Corp. (TSX-V). Mr. Carroll serves on the Audit Committee of War Eagle Mining Company Inc., as well as of the Corporation

Lawrence A. Goldberg

Mr. Goldberg is a Chartered Professional Accountant (CPA, CA). He is currently Chief Financial Officer of JSN Jewellery Inc. From May 2013 to May 2014 he was Chief Financial Officer of Blue Goose Capital Corp., a private organic food company. From May 2012 to May 2013 he was Chief Financial Officer and Chief Operating Officer of Arcestra Inc., a private software company. From August 2010 to September 2011, Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX, and of Pinetree Capital Ltd., a TSX-listed investment company. From May 2004 to December 2009, Mr. Goldberg was the CFO of Brownstone Ventures Inc. (now called Brownstone Energy Inc.), an energy company listed on the TSX-V.

Bruce D. Hansen

Mr. Hansen is currently Chief Executive Officer and a director of General Moly Inc., a position he has held since 2007. Prior to that, Mr. Hansen was Senior Vice-President, Operations Services and Development with Newmont Mining Corporation. He worked with Newmont for ten years holding increasingly senior roles, including CFO from 1999 to 2005. Prior to joining Newmont, Mr. Hansen spent 12 years with Santa Fe Pacific Gold, where he held increasingly senior management roles including Senior Vice President of Corporate Development and Vice President Finance and Development. Mr. Hansen holds a Masters of Business Administration from the University of New Mexico and a Bachelor’s of Science Degree in Mining Engineering from the Colorado School of Mines. Mr. Hansen is also a director and serves on the Audit Committee of ASA Gold and Precious Metals Ltd. (NYSE).

Ron F. Hochstein

Mr. Hochstein is currently President and Chief Executive Officer of Lundin Gold Inc., a position he has held since December 2014. Mr. Hochstein is also currently Executive Chairman of Denison Mines Corp., and previously served as its President and Chief Executive Officer since 2009. Prior to this Mr. Hochstein served as President and Chief Operating Officer of Denison Mines Corp. since 2006, when International Uranium Corporation ("IUC") and Denison Mines Inc. combined to form Denison Mines Corp. Mr. Hochstein served as President and Chief Executive Officer of IUC from 2000 to 2006 after serving as Vice President Corporate Development and Vice President and Chief Operating Officer. Prior to joining IUC Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds a Masters of Business Administration from the University of British Columbia and a Bachelor of Science in Mineral Processing from the University of Alberta. Mr. Hochstein is a Director of Denison Mines Corp. (TSX, NYSE MKT) and Lundin Gold Inc. (TSX, Nasdaq Stockholm). He is also a Director and serves on the Audit Committee of Sprott Resource Corp. (TSX).

Joo Soo Park

Since 2012, Mr. Park has been Team Leader and General Manager, Overseas Resources Development Department for KEPCO, an international electric power company headquartered in Korea. From 2007 to 2012, Mr. Park was Senior Manager, Korea Electric Power Research Institute for KEPCO, and from 2002 to 2007, Mr. Park was Senior Manager, Kum-ho Nuclear Power Plant Construction Division for KEPCO. Mr. Park has been with KEPCO for nearly twenty five years, and has been involved in many domestic and overseas projects for KEPCO. Mr. Park has a business degree from Chungnam National University, Korea, and a Masters of Business Administration from Helsinki School of Economics, Finland.

Richard J. Patricio

Since March 2015, Mr. Patricio has been the Chief Executive Officer and President of Mega Uranium Ltd., where he previously was, since 2005, the Executive Vice President, Corporate Affairs. In addition, since February 2015, Mr. Patricio is the Chief Executive Officer of Pinetree Capital Ltd., where he previously was the Vice President of Corporate and Legal Affairs since 2005. Prior to joining Pinetree, Mr. Patricio worked as in-house General Counsel for a senior TSX listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler Hoskin & Harcourt LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions. In addition to his legal and corporate experience, Mr. Patricio has built a number of mining companies with global operations. He holds senior officer and director positions in several junior mining companies that are listed on the TSX, TSX-Venture, AIM, ASX and New York exchanges. Mr. Patricio is a lawyer qualified to practice in the Province of Ontario. Mr. Patricio is also a director of NexGen Energy Ltd. (TSX-V), Plateau Uranium Ltd. (formerly Macusani Yellowcake Inc.) (TSX-V) and Toro Energy Ltd. (ASX). He formerly served as a Director for Caledonia Mining Corp. (TSX, AIM, NASDAQ-OTCQX), Santa Maria Petroleum Inc. (formerly Quetzal Energy Ltd.), U3O8 Corp. (TSX, OTCQX), X-Terra Resources Corporation, Dejour Enterprises Ltd., Titan Uranium Inc., Mooncor Oil & Gas Corp., Vesta Capital Corp. and Macarthur Minerals Ltd. (TSX). He has also agreed to resign as a director of Terreno Resources Corp. (TSX-V) and Mega Precious Metals Inc. (TSX-V), pending completion of certain acquisition transactions anticipated to be completed by the second quarter of fiscal 2015.

Cease Trade Orders and Bankruptcies

Except as set out below, to the knowledge of the Corporation, no director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. Bovaird was a director of HMZ Metals Inc. (“HMZ”) at the time a management cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ’s failure to file its interim financial statements for the six month period ended June 30, 2005. The management cease trade order issued on September 6, 2005 expired on October 20, 2005. The management cease trade order issued on April 3, 2006 expired and was replaced with a permanent management cease trade order dated April 17, 2006, which was allowed to expire on June 2, 2008. Mr. Bovaird was also an independent director of Fort Chimo Minerals Inc. (“Fort Chimo”) at the time a management cease trade order was issued on June 5, 2007 requiring the directors, officers and insiders of Fort Chimo to cease all trading in, or acquisition of, the securities of Fort Chimo due to Fort Chimo’s failure to file its interim financial statements for the three month period ended March 31, 2007. The management cease trade order was allowed to expire on July 9, 2007 after Fort Chimo remedied the filing default.

Mr. Carroll is a director and President and Chief Executive Officer of World Wide Minerals Ltd., a Canadian public company which is subject to an issuer cease trade order issued by the Ontario Securities Commission on May 9, 2011 for failure to file financial statements and has not been revoked.

Mr. Hochstein was a director of Sirocco Mining Inc. (“Sirocco”). Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. acquired Sirocco. The final step in the plan of arrangement was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc (“RBI”). On October 13, 2014, RBI announced that, among other things, the Board of Directors of RBI had approved a filing on October 14, 2014, for an Initial Order to commence proceedings under the Companies' Creditors Arrangement Act (the "CCAA"). On October 15, 2014, RBI further announced that the Quebec Superior Court had issued an Amended and Restated Initial Order in respect of RBI and certain of its subsidiaries under the CCAA. RBI is now under the protection of the Court. KPMG Inc. has been appointed monitor under the Court Order. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading.

Appointment of Auditors

The auditors of EFI are KPMG LLP, Chartered Professional Accountants, who were first appointed auditors of EFI on April 12, 2007. The persons named in the form of proxy accompanying this Circular intend to vote for the reappointment of KPMG LLP as the auditors of EFI for the ensuing year or until their successors are appointed and to authorize the directors of EFI to fix the remuneration of the auditors, unless the shareholder has specified in the form of proxy that the EFI Common Shares represented by such proxy are to be withheld from voting in respect thereof.

Extension of Shareholder Rights Plan

At the Meeting, EFI Shareholders will be asked to consider and, if thought advisable, approve the extension of the Shareholder Rights Plan Agreement dated February 2, 2009 (the “Rights Plan”) between the Corporation and CST Trust Company (initially entered into with CIBC Mellon Trust Company and later novated to CST Trust Company), as rights agent (the “Rights Agreement”). A copy of the Rights Agreement is attached as Schedule F to this Circular.

The Rights Plan had an initial term until the date of the Corporation’s annual meeting of shareholders in 2012 unless further extended. On February 10, 2012, at an annual and special meeting of shareholders, the Rights Plan was extended for a further three years. The Rights Plan is currently in effect but will expire at the conclusion of the Meeting, unless an amendment of the definition of the Expiration Time of the Rights Plan is approved by Shareholders at the Meeting. To be effective, the resolution approving the extension of the Rights Plan must be passed by a majority of the votes cast at the Meeting. The Rights Plan was not adopted by the EFI Board in response to, or in anticipation of, any offer or takeover bid, and the EFI Board is not currently aware of any pending offer or takeover bid for the Shares. The EFI Board has determined that extension of the Rights Plan for a further period of three years is in the best interest of the Corporation and its shareholders.

Purpose of the Rights Plan

The Rights Plan is designed to give the EFI Board and EFI Shareholders sufficient time to properly assess an unsolicited takeover bid without undue pressure and to give the EFI Board time to consider alternatives designed to allow the EFI Shareholders to receive full and fair value for the EFI Common Shares. Additionally, the Rights Plan is designed to provide EFI Shareholders with equal treatment in a takeover bid. The desire to ensure that the Corporation is able to address unsolicited takeover bids for its issued and outstanding EFI Common Shares during the term of the Rights Plan stems from a concern that Canadian takeover bid rules may provide too short a response time to companies that are subject to unsolicited takeover bids to ensure that Shareholders are offered full and fair value for their shares. Shareholders may also feel compelled to tender to a takeover bid even if the shareholder is being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all of the EFI Common Shares of the Corporation where the bidder wishes to obtain a control position but does not wish to acquire all of the EFI Common Shares. In addition, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholder may dispose of shares at a premium to the market price, which premium is not shared with the other shareholders.

The Rights Plan encourages a potential acquirer who makes a takeover bid to proceed either by way of a Permitted Bid (described below), which generally requires a takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the EFI Board. If a takeover bid fails to meet these minimum standards and the Rights Plan is not waived by the EFI Board, the Rights Plan provides that holders of EFI Common Shares, other than the Acquiring Person (defined below), will be able to purchase additional Common Shares at a significant discount to market, thus exposing the Acquiring Person to substantial dilution of its holdings. Even where a takeover bid does not meet the Permitted Bid criteria, the EFI Board is always bound to consider any bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the EFI Board is obligated to act honestly and in good faith with a view to the best interest of the Corporation.

A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited takeover bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board of directors is actively seeking alternatives to the bid and there is a reasonably possibility that, given additional time, a value maximizing alternative will be developed.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the OBCA, to promote a change in the management or direction of the Corporation, and will have no effect on the rights of holders of the EFI Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The Rights Plan is not expected to interfere with the day-to-day operations of the Corporation, nor in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a “Flip-in Event” (described below) occurs and the Rights separate from the EFI Common Shares, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement.

Effective Date

The effective date of the Rights Plan is February 3, 2009.

Term

If the extension of the Rights Plan is not approved by EFI Shareholders at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting. If the extension of the Rights Plan is approved by shareholders, the Rights Plan will terminate as of 5:00 p.m. (Toronto time) on the date of the Corporation’s annual meeting of shareholders held in 2018, at which time the Rights will expire, unless prior to that date, the Rights are terminated, redeemed, or exchanged by the EFI Board.

Issue of Rights

To implement the Rights Plan, the EFI Board authorized the issuance of share purchase rights (“Rights”) to the current shareholders of the Corporation at the rate of one Right for each EFI Common Share outstanding as at 5:00 p.m. (Toronto time) on February 3, 2009 (the “Record Time”). In addition, one Right has been and will be issued with each EFI Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights.

Rights Exercise Privilege

The Rights will trigger (i.e. separate from the EFI Common Shares) (the “Separation Time”) and will become exercisable 10 Business Days after a person (an “Acquiring Person”) becomes the beneficial owner of 20% or more of, or commences or announces a takeover bid for, the Corporation’s outstanding Common Shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below) or pursuant to certain other transactions as described in the Rights Plan. The acquisition by an Acquiring Person of 20% or more of the EFI Common Shares is referred to as a “Flip-in Event.”

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. By making any takeover bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more that 20% of the Common Shares to do so by way of a Permitted Bid or Competing Permitted Bid or to make a takeover bid which the EFI Board considers to represent the full and fair value of the EFI Common Shares.

Prior to the rights being triggered, they will have no value and no dilutive effect on the EFI Common Shares.

Flip-In Event

A Flip-in Event is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, each Right (except for Rights beneficially owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms of the Rights Plan that number of EFI Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-in Even equal to twice the Exercise Price (as defined in the Rights Plan and equal to $10.00) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $2.00 per share, each Right allows a shareholder to purchase 10 Common Shares for $10.00, effectively allowing the exercising holders of Rights to acquire the EFI Common Shares at a 50% discount to the then prevailing market price and resulting in the issue of 10 EFI Common Shares for each Right, thus creating substantial dilution.

The Rights Plan provides that, upon the occurrence of a Flip-in Event, Rights that are beneficially owned by: (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or and affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person; shall become null and void without any further action and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Acquiring Person

An Acquiring Person is a person who Beneficially Owns (as defined in the Rights Plan) 20% or more of the EFI Common Shares. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person who becomes the Beneficial Owner of 20% or more of the outstanding EFI Common Shares as a result of Permitted Bid, Competing Permitted Bids and certain other exempt transactions.

Permitted Bids and Competing Permitted Bids

A “Permitted Bid” is a takeover bid made by takeover bid circular in compliance with the following additional provisions:

(1)	The Bid must be made to all holders of record of EFI Common Shares;

(2)	The bid must be open for a minimum of 60 days following the date that the bid circular is sent to shareholders and no EFI Common Shares may be taken up prior to completion of such 60-day period;

(3)

Take-up and payment for the EFI Common Shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding EFI Common Shares, exclusive of Common Shares held be the person responsible for triggering the Flip-in Event or any person who has announced a current intention to make, or who is making, a takeover bid for the EFI Common Shares of the Corporation and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

(4)	EFI Common Shares may be deposited into or withdrawn from the bid at any time prior to the takeup date; and

(5)

If the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid should they so choose and must make a public announcement to such effect.

A “Competing Permitted Bid” is a takeover bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the takeup of and payment for EFI Common Shares tendered under a Competing Permitted Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the earliest date on which Common Shares may be taken up under the prior Permitted Bid then in existence.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the EFI Board and may be taken directly to the shareholder of the Corporation. Acquisitions of EFI Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Lock-up Agreements

A “Lock-up Agreement” is an agreement between an Offeror (as defined in the Rights Plan) and a person (the “Locked-up Person”) whereby the Locked-up Person agrees to deposit or tender Common Shares to the Offeror’s takeover bid. Entering into a Lock-up Agreement will not constitute a Flin-in Event provided that the Lock-up Agreement permits the Locked-up Person to withdraw its EFI Common Shares from the Lock-up Agreement in order to tender or deposit the EFI Common Shares to another takeover bid or to support another transaction, where (i) the price per EFI Common Share offered under the other bid or transaction is higher than the Lockup Agreement; or (ii) the number of EFI Common Shares to be purchased under the other bid or transaction is higher than the number of EFI Common Shares proposed to be purchased in the offer to be made pursuant to the Lock-up Agreement and the price per EFI Common Share offered in such alternative bid or transaction is not less than the price contained in or proposed to be contained in the offer to be made pursuant to the Lock-up Agreement.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by the EFI Common Share certificates and will not be transferable separately from the Common Shares. EFI Common Share certificates do not need to be exchanged to entitle a shareholder to these Rights. A legend referring to the Rights Plan will be placed on all new share certificates for EFI Common Shares issued by the Corporation following the Effective Date. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable and traded separately from the EFI Common Shares.

Redemption and Waiver

The EFI Board may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0005 per Right (the “Redemption Price”), which has been adjusted to take into account the Consolidation, and which may be further appropriately adjusted in certain events in the future. Rights will be deemed to automatically be redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid or a takeover bid otherwise exempted by the EFI Board, takes up and pays for the EFI Common Shares under the terms of the bid. If the EFI Board elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will, after redemption, be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the EFI Board has discretion to waive application of the Rights Plan to a takeover bid made by way of a takeover bid circular, subject to an automatic waiver with respect to all other takeover bids made while the waived takeover bid is outstanding. The EFI Board may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the “inadvertent” Acquiring Person reducing its holding of the Common Shares within an agreed upon time. Other waivers of the Rights Plan will require shareholder approval.

Amendment

The Rights Plan provides that prior to ratification by shareholders, the EFI Board may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan’s validity and effectiveness as a result of changes in applicable legislation or regulatory requirements) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

Shareholder Approval

At the Meeting, EFI Shareholders will be asked to extend the Shareholder Rights Plan by a majority of the votes cast thereon.

EFI Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the following resolution:

BE IT RESOLVED that:

1.

The Shareholder Rights Plan Agreement dated February 2, 2009 (the “Rights Plan”) between the Corporation and CST Trust Company, Inc., as rights agent (the “Rights Agreement”), in the form attached as Schedule F to the management information circular of the Corporation dated May 21, 2015, be and is hereby extended such that the Rights Plan will terminate as of 5:00 p.m. (Toronto time) on the date of the Corporation’s annual meeting of shareholders held in 2018, at which time the Rights issued thereunder will expire, unless prior to that date, the Rights are terminated, redeemed, or exchanged by the EFI Board, and the definition of “Expiration Time” in the Rights Agreement shall be amended accordingly; and

2.

any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf, and in the name, of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.

The EFI Board recommends a vote FOR the resolution to extend the Rights Plan.

Approval of 2015 Omnibus Equity Incentive Compensation Plan

On January 28, 2015, the EFI Board approved the 2015 Omnibus Equity Incentive Compensation Plan (the “Equity Incentive Plan”), which supersedes and replaces the Company’s existing stock option plan (the “Existing Option Plan”). The EFI Board has determined that it is in the best interest of the Corporation to approve the Equity Incentive Plan, as it will provide the Corporation with the ability to grant a broader range of equity incentive awards, consistent with the practices of similar public companies.

At the Meeting, shareholders will be asked to consider and approve the Equity Incentive Plan. The Equity Incentive Plan is also subject to approval by the TSX.

After January 28, 2015, and up to the time of the next meeting of shareholders of the Corporation, no further grants of stock options shall be made pursuant to the Existing Option Plan. Upon ratification of the Equity Incentive Plan by the shareholders of the Corporation and receipt of TSX approval, the Existing Option Plan shall be terminated, and all stock options previously granted pursuant to the Existing Option Plan which are then outstanding shall be incorporated into the Equity Incentive Plan and treated as Awards under the Equity Incentive Plan. Until such time as the shareholders of the Corporation ratify the Equity Incentive Plan and TSX approval is received, the Existing Option Plan shall continue in full force and effect.

Summary of Equity Incentive Plan

The following is a summary of the principal terms of the Equity Incentive Plan, which is qualified in its entirety by reference to the text of the Equity Incentive Plan, a copy of which is attached at Schedule “G”.

Employees, directors and consultants of the Corporation and its affiliates are eligible to participate in the Equity Incentive Plan (the “Eligible Participants” and, following the grant of an award (an “Award”) pursuant to the Equity Incentive Plan, the “Participants”). The EFI Board or a committee authorized by the EFI Board (the “Committee”) will be responsible for administering the Equity Incentive Plan.

The Equity Incentive Plan will permit the Committee to grant Awards for non-qualified stock options (“NQSOs”), incentive stock options (“ISOs” and together with NQSOs, “Options”), stock appreciation rights (“SARs”) restricted stock (“Restricted Stock”), deferred share units (“DSUs”), restricted stock units (“RSUs”), performance shares (“Performance Shares”), performance units (“Performance Units”) and stock-based awards (“SBAs”) to Eligible Participants.

Common Shares Issuable Pursuant to the Equity Incentive Plan

The number of EFI Common Shares reserved for issuance under the Equity Incentive Plan shall not exceed 10% of the then issued and outstanding EFI Common Shares from time to time. Subject to applicable law, the requirements of the TSX or the NYSE and any shareholder or other approval which may be required, the EFI Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

The number of EFI Common Shares reserved for issuance to insiders of the Corporation pursuant to the Equity Incentive Plan together with all other share compensation arrangements shall not exceed 10% of the outstanding EFI Common Shares. Within any one-year period, the number of EFI Common Shares issued to insiders pursuant to the Equity Incentive Plan and all other share compensation arrangements of the Corporation will not exceed an aggregate of 10% of the outstanding EFI Common Shares.

Ongoing Shareholder Approval of the Equity Incentive Plan

Pursuant to the rules of the TSX, since the Equity Incentive Plan provides for a maximum number of EFI Common Shares issuable thereunder based on a percentage of the outstanding EFI Common Shares from time to time, the Equity Incentive Plan must be renewed by approval of the shareholders of EFI every three years.

Types of Awards

Options

The Committee may grant Options to any Eligible Participant at any time, in such number and on such terms as will be determined by the Committee in its discretion. ISOs may be granted only to employees of the Corporation or a parent subsidiary corporation of the Corporation within the meaning of Section 424 of the U.S. Internal Revenue Code of 1986 (the “Code”). The exercise price for any Option granted pursuant to the Equity Incentive Plan will be determined by the Committee and specified in the Award Agreement, provided however, that the price will not be less than the fair market value (the “FMV”) of the EFI Common Shares on the day of grant (which cannot be less than the greater of (a) the volume weighted average trading price of the Common Shares on the TSX or the NYSE for the five trading days immediately prior to the grant date; or (b) the closing price of the EFI Common Shares on the TSX or the NYSE on the trading day immediately prior to the grant date), provided further, that the exercise price for an ISO granted to a holder of 10% or more of the EFI Common Shares (a “Significant Stockholder”) shall not be less than 110% of the FMV.

Options will vest and become exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee in each instance approves.

Options will expire at such time as the Committee determines at the time of grant; provided, however that no Option will be exercisable later than the tenth anniversary date of its grant and, provided further, that no ISO granted to a Significant Stockholder shall be exercisable after the expiration of five years from the date of grant, except where the expiry date of any NQSO would occur in a blackout period or within five days of the end of a blackout period, in which case the expiry date will be automatically extended to the tenth business day following the last day of a blackout period.

Stock Appreciation Rights

A stock appreciation right or a SAR entitles the holder to receive the difference between the FMV of an EFI Common Share on the date of exercise and the grant price. The Committee may grant SARs to any Eligible Participant at any time and on such terms as will be determined by the Committee and may grant SARs in tandem with Options or as standalone SARs. The grant price of a SAR will be determined by the Committee and specified in the Award Agreement. The price will not be less than the FMV of the EFI Common Shares on the day of grant. The grant price of an SAR granted in tandem with an Option will be equal to the price of the related Option. SARs will vest and become exercisable upon whatever terms and conditions the Committee, in its discretion, imposes. Additionally, tandem SARs will only be exercisable upon the surrender of the right to receive EFI Common Shares under the related Options. SARs will expire at such time as the Committee determines and, except as determined otherwise by the Committee and specified in the Award Agreement, no SAR will be exercisable later than the tenth anniversary date of its grant.

Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Corporation in an amount representing the difference between the FMV of the underlying EFI Common Shares on the date of exercise over the grant price. At the discretion of the Committee, the payment may be in cash, EFI Common Shares or some combination thereof.

Restricted Stock and Restricted Stock Units.

Restricted Stock are awards of common shares that are subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events, over a period of time, as determined by the Committee. Restricted Stock Units are similar to Restricted Stock, but provide a right to receive common shares or cash or a combination of the two upon settlement. The Committee may grant Restricted Stock and/or RSUs to any Eligible Participant at any time and on such terms as the Committee determines. The specific terms, including the number of Restricted Stock or RSUs awarded, the restriction period, the settlement date and any other restrictions or conditions that the Committee determines to impose on any Restricted Stock or RSU shall be set out in an Award Agreement.

To the extent required by law, holders of Restricted Stock shall have voting rights during the restricted period, however, holders of RSUs shall have no voting rights until and unless EFI Common Shares are issued on the settlement of such RSUs.

Unless otherwise determined by the Committee or as set out in any Award Agreement, no RSU will vest later than three years after the date of grant.

Deferred Share Units.

DSUs are awards denominated in units that provide the holder with a right to receive common shares or cash or a combination of the two upon settlement. The Committee may grant DSUs to any Eligible Participant at any time, in such number and on such terms as will be determined by the Committee in its discretion and as will be set out in the applicable Award Agreement.

Performance Shares and Performance Share Units.

Performance Shares are awards, denominated in EFI Common Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved. Performance Units are equivalent to Performance Shares but are denominated in units. The Committee may grant Performance Shares and/or Performance Units to any Eligible Participant at any time, in such number and on such terms as may be determined by the Committee in its discretion. Each Performance Share and Performance Unit will have an initial value equal to the FMV of an EFI Common Share on the date of grant. The Committee will set performance criteria for a Performance Share or Performance Unit in its discretion and the period of time during which the performance criteria must be met. The extent to which the performance criteria is met will determine the ultimate value and/or number of Performance Shares or Performance Units that will be paid to the Participant.

The Committee may pay earned Performance Shares or Performance Units in the form of cash or EFI Common Shares equal to the value of the Performance Share or Performance Unit at the end of the performance period. The Committee may determine that holders of Performance Shares or Performance Units be credited with consideration equivalent to dividends declared by the EFI Board and paid on outstanding EFI Common Shares.

Stock-Based Awards.

The Committee may, to the extent permitted by the TSX, grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Equity Incentive Plan in such amounts and subject to such terms and conditions as the Committee determines. Such SBAs may involve the transfer of actual EFI Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of EFI Common Shares.

Assignability

Other than Restricted Stock and RSUs, Awards will be non-transferable and non-assignable except as provided in an Award Agreement, by will or by the law of descent and distribution. Such Awards will be exercisable during the Participant’s lifetime only by the Participant. Restricted Stock and RSUs will be non-transferable and non-assignable until the end of the applicable period of restriction specified in the Award Agreement (and in the case of RSUs until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee.

Cessation of Awards

Death.

If a Participant dies while an employee, officer or director of, or consultant to, the Corporation or an Affiliate: (i) any Options held by the Participant that are exercisable at the date of death continue to be exercisable by the executor or administrator of the Participant’s estate until the earlier of twelve months after the date of death and the date on which the exercise period of the particular Option expires and any Options that are not exercisable at the date of death shall immediately expire; (ii) any RSUs held that have vested as at the date of death will be paid to the Participant's estate, and any RSUs that have not vested as at the date of death will be immediately cancelled; and (iii) the treatment for all other types of Awards shall be as set out in the applicable Award Agreement.

Termination other than Death.

Upon termination of the Participant’s employment or term of office or engagement with the Corporation for any reason other than death: (i) any of the Options held by the Participant that are exercisable on the termination date continue to be exercisable until the earlier of three months (six months in the case of a voluntary retirement) after the termination date and the date on which the exercise period of the Option expires, and any Options that have not vested at the termination date shall immediately expire; (ii) any RSUs held by a Participant that have vested at the termination date will be paid to the Participant and any RSUs that have not at the termination date will be immediately cancelled; and (iii) the treatment for all other types of Awards shall be as set out in the applicable Award Agreement.

Corporate Reorganization and Change of Control

Corporate Reorganization.

In the event of any merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Corporation, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution to stockholders of the Corporation, or any similar corporate event or transaction (a “Corporate Reorganization”), the Committee will make or provide for such adjustments or substitutions as are equitably necessary in: (i) the number and kind of securities that may be issued under the Equity Incentive Plan, (ii) the number and kind of securities subject to outstanding Awards, (iii) the price applicable to outstanding Awards, (iv) the award limits, (v) the limit on issuing Awards except as provided for in the Equity Incentive Plan, and (vi) any other value determinations applicable to outstanding Awards or to the Equity Incentive Plan.

In connection with a Corporate Reorganization, the Committee will have the discretion to permit a holder of Options to purchase, and the holder shall be required to accept, on the exercise of such Option, in lieu of the EFI Common Shares, securities or other property that the holder would have been entitled to receive as a result of the Corporate Reorganization if that holder had owned all EFI Common Shares that were subject to the Option.

Change of Control.

In the event of a Change of Control (as defined in the Equity Incentive Plan), subject to applicable laws and rules and regulations of a national exchange or market on which EFI Common Shares are listed or as otherwise provided in any Award Agreement, (a) all Options and SARs shall be accelerated to become immediately exercisable; (b) all restrictions imposed on Restricted Stock and RSUs shall lapse and RSUs shall be immediately settled and payable; (c) target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, performance-based Restricted Stock Units, Performance Units and Performance Shares shall be deemed to have been fully earned; (d) unless otherwise specifically provided in a written agreement entered into between the Participant and the Corporation or an Affiliate, the Committee shall immediately cause all other Stock-Based Awards to vest and be paid out as determined by the Committee, and (e) the Committee will have discretion to cancel all outstanding Awards, and the value of such Awards will be paid in cash based on the change of control price.

Notwithstanding the above, no acceleration of vesting, cancellation, lapsing of restrictions, payment of an Award, cash settlement or other payment will occur with respect to an Award if the Committee determines, in good faith, that the Award will be honoured, assumed or substituted by a successor corporation, provided that such honoured, assumed or substituted Award must: (a) be based on stock which is traded on the TSX and/or an established securities market in the United States; (b) provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award; (c) recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control; (d) have substantially equivalent economic value to such Award; and (e) have terms and conditions which provide that in the event a Participant’s employment with the Corporation, and Affiliate or a successor Corporation is involuntarily terminated or constructively terminated at any time within twelve months of the Change of Control, any conditions on a Participant’s rights under, or any restrictions on transfer or exercisability applicable to such alternative Award shall be waived or shall lapse, as the case may be.

Amending the Equity Incentive Plan

Except as set out below, and as otherwise provided by law or stock exchange rules, the Equity Incentive Plan may be amended, altered modified, suspended or terminated by the Committee at any time, without notice or approval from shareholders, including but not limited to for the purposes of:

(a)	making any acceleration of or other amendments to the general vesting provisions of any Award;

(b)

waiving any termination of, extending the expiry date of, or making any other amendments to the general term of any Award or exercise period thereunder provided that no Award held by an insider may be extended beyond its original expiry date;

(c)	making any amendments to add covenants or obligations of the Corporation for the protection of Participants;

(d)

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the EFI Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

(e)	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Amendments requiring the prior approval of the Corporation’s shareholders are: (i) a reduction in the price of a previously granted Option or SAR benefitting an insider; (ii) an increase in the total number of Common Shares available under the Equity Incentive Plan or the total number of EFI Common Shares available for ISOs; (iii) an increase to the limit on the number of Common Shares issued or issuable to insiders; (iv) an extension of the expiry date of an Option or SAR other than in relation to a blackout period; and (v) any amendment to the amendment provisions of the Equity Incentive Plan.

Awards Granted under the Equity Incentive Plan Prior to the Date hereof

Since the Equity Incentive Plan was adopted by the EFI Board on January 28, 2015, a total of 153, 850 RSUs have been awarded to Participants, all of which were awarded on January 28, 2015, as follows: 82,450 RSUs were awarded to the CEO and three other executive officers of the Corporation, a total of 13,250 RSUs were granted to two officers of the Corporation’s subsidiaries, a total of 23,350 RSUs were granted to four senior managers of the Corporation’s subsidiaries, and a total of 34,800 RSUs were granted to eight non-executive directors of the Corporation. Such Awards will vest as to 50% on January 28, 2016, as to a further 25% on January 28, 2017, and as to the remaining 25% on January 28, 2018. These Awards cannot be exercised until such time that shareholders of the Corporation have approved and ratified the Equity Incentive Plan and the grants. Should shareholders fail to approve the Equity Incentive Plan, these Awards will be cancelled forthwith.

Shareholder Approval and Ratification of Equity Incentive Plan

At the Meeting, EFI Shareholders will be asked to approve the Equity Incentive Plan adopted by the EFI Board on January 28, 2015. EFI Shareholders will be asked to consider and, if deemed advisable, to approve, with or without amendment, the following resolution which ratification shall require the affirmative vote of a majority of votes cast on the matter, excluding any votes attached to shares beneficially owned by persons entitled to participate in the Equity Incentive Plan:

BE IT RESOLVED that:

1.

The 2015 Omnibus Equity Incentive Compensation Plan (the “Equity Incentive Plan”) in the form attached as Schedule G to the management information circular of the Corporation dated May 21, 2015 (the “Circular”) pursuant to which EFI Common Shares representing up to 10% of the then issued and outstanding EFI Common Shares from time to time may be issued, is hereby ratified and approved, subject to any changes that may be required to comply with the rules of the TSX or the NYSE;

2.

The 153,850 Restricted Stock Units granted under the Equity Incentive Plan on January 28, 2015, as described under the subheading “Awards Granted Under the Equity Incentive Plan Prior to the Date hereof” in the Circular, are hereby ratified, approved and authorized; and

3.

any one director or officer of the Corporation, be, and each of them is hereby, authorized and directed for and on behalf and in the name of the Corporation, to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to give effect to this resolution.

The EFI Board recommends a vote FOR the resolution to ratify, approve and confirm the Equity Incentive Plan as well as the RSUs awarded thereunder on January 28, 2015.

Executive Compensation

Compensation Governance

Until May 21, 2014, EFI's compensation committee (the “Compensation Committee”), was made up of four directors, being J. Birks Bovaird, W. Robert Dengler, Bruce D. Hansen, and Richard J. Patricio, each of whom is independent. On May 21, 2014, Mr. Dengler decided not to stand for re-election to the EFI Board, and thereafter the Compensation Committee was made up of the three remaining directors on the committee, being J. Birks Bovaird, Bruce D. Hansen, and Richard J. Patricio, each of whom is independent. Each of Messrs. Bovaird, Hansen and Patricio has direct educational and work experience that is relevant to his responsibilities in executive compensation. The Compensation Committee has been delegated the task of reviewing and recommending to the EFI Board, the Corporation’s compensation policies, and reviewing such policies on a periodic basis to ensure they remain current, competitive and consistent with the Corporation’s overall goals.

The Compensation Committee also has the authority and responsibility to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (“CEO”), evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the EFI Board with respect to the CEO’s compensation level (including salary incentive compensation plans and equity-based plans) based on this evaluation, as well as making recommendations to the EFI Board with respect to any employment, severance or change of control agreements for the CEO. The ultimate decision relating to the CEO’s compensation rests with the EFI Board, taking into consideration the Compensation Committee’s recommendations, corporate and individual performance, and industry standards.

The Compensation Committee has also been delegated the task of reviewing and approving for executive officers, other than the CEO, all compensation (including salary, incentive compensation plans and equity-based plans) and any employment, severance or change of control agreements, although the ultimate decision relating to any stock option or other equity grants rests with the EFI Board. The experience of Board and committee members who are also involved as management of, or board members or advisors to, other companies also factors into decisions concerning compensation.

In September 2013, the Corporation engaged the Harlon Group, a compensation consulting company, to conduct a compensation study for employees, the executive team and the EFI Board. The Harlon Group produced reports for each of these three groups during the fall of 2013 and was then asked, in January 2014, to provide data on stock option practices in the industry for the executive team and the EFI Board. These reports were considered by the Compensation Committee in making its determinations and recommendations to the EFI Board for executive compensation in 2014. The compensation survey data utilized in the Harlon Group’s review was from: (a) the Harlon Group proprietary salary survey data base containing over 6,000 titles of executive jobs in all industries for all sized organizations in the continental US, Canada, UK, Western Europe, Australia and New Zealand, including the Coopers Mining Salary Survey – 2011; and (b) a benchmark analysis of the following publicly held companies, considered to be a peer group for the Corporation, utilizing 2012 data from their respective 2013 proxy statements:

•	Uranium Energy Corp. (NYSE MKT: UEC) a US-based uranium mining and exploration company
•	Powertech Uranium Corp. (TSX: PWE) a uranium company with advanced properties in South Dakota and Colorado
•	UR- Energy Inc. – (NYSE MKT: URG) a junior uranium mining company
•	General Moly Inc. – (NYSE MKT: GMO) a US-based mineral company engaged in the exploration, development and mining of molybdenum
•	Uranerz Energy Corporation – (NYSE MKT: URZ) - a US mining company focused on near term commercial in-situ recovery uranium production
•	Uranium Resources Inc. - (NASDAQ MKT: URRE) - exploring, developing and mining uranium
•	Denison Mines Corp. - (NYSE MKT: DNN) - engaging in the exploration, development, mining, and milling of uranium in Canada, Zambia, and Mongolia
•	Hallador Energy Inc. – (NASDAQ MKT: HNRG) - primary focus in coal and oil and gas production
•	Peninsula Energy Ltd. – (ASX MKT: PEN) - an emerging uranium company with assets in Wyoming, USA and Karoo, South Africa
•	Aura Energy Ltd. – (ASX MKT: AEE) - Australian based uranium company that has advanced projects with large resources in Europe, Africa and Australia.

In December 2014 and January 2015, the Corporation again engaged the Harlon Group to conduct a compensation study for employees, the executive team and the EFI Board, and to provide data on equity incentive practices in the industry for the executive team and the EFI Board. These reports were considered by the Compensation Committee in making its determinations and recommendations to the EFI Board for executive compensation in 2015, and resulted in the EFI Board adopting the Equity Incentive Plan, discussed above, to replace the Existing Option Plan.

The following table sets forth the fees paid to consultants and advisors related to determining compensation for Named Executive Officers (“NEOs”) and directors for each of the two most recently completed financial years.

Year	Executive Compensation-Related Fees(1)	All Other Fees(2)
Financial Year Ended December 31, 2014	US$11,940	Nil
15-Month Period Ended December 31, 2013	US$17,176	Nil

Notes:

(1) The aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of the Corporation’s directors or executive officers.
(2) The aggregate fees billed for all other services provided by each consultant or advisor, or any of its affiliates, that are not reported under “Executive Compensation Related Fees”.

Compensation Discussion and Analysis

Objectives of the Compensation Program

The objectives of the Corporation’s compensation programs are to attract and retain the best possible executives and to motivate the executives to achieve goals consistent with the Corporation’s business strategy. The compensation program is designed to reward executives for achieving these goals.

Elements of Compensation

The compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to manage the Corporation. During fiscal 2014, the three key elements used to compensate the NEOs of the Corporation were: (i) base salary; (ii) bonuses; and (iii) long-term incentives in the form of stock options. The Corporation had six NEOs during fiscal 2014: Stephen P. Antony; Graham G. Moylan; Daniel G. Zang; Harold R. Roberts; David C. Frydenlund and Gary R. Steele.

Determination of Compensation

Base Salaries

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining qualified executives.

Base compensation for the CEO is generally fixed by the EFI Board at its regularly scheduled meeting in January of each year for that year, based on recommendations from the Compensation Committee. In making its recommendations to the EFI Board, the Compensation Committee evaluates the CEO’s performance in light of the corporate goals and objectives set by the Compensation Committee for the CEO for the previous year, as well as levels of compensation provided by industry competitors. Increases or decreases in base salary on a year-over-year basis are dependent on the Compensation Committee’s recommendation to the EFI Board and the EFI Board’s assessment of the performance of the Corporation overall, the Corporation’s projects and the CEO’s individual contribution.

Base compensation for the NEOs, other than the CEO, is generally fixed by the Compensation Committee at its regularly scheduled meeting in January of each year for that year, based on recommendations from the CEO. In making his recommendations to the Compensation Committee, the CEO evaluates the NEO’s performance in light of the corporate goals and objectives set by the CEO for the NEOs for the previous year, as well as levels of compensation provided by industry competitors. Increases or decreases in base salary on a year-over-year basis are dependent on the Compensation Committee’s assessment of the performance of the Corporation overall, the Corporation’s projects and the particular individual’s contributions.

Bonuses

Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement by the Corporation of such specific objectives and the overall performance of the NEO, and in particular the contribution of the NEO, to the objective of maximizing value for the Corporation’s shareholders.

The bonus for the CEO for each financial year is approved by the EFI Board, based on the overall financial performance of the Corporation, the achievement of objective measures and individual performance of the CEO as described under “Performance Goals”, and levels of bonuses provided by benchmark companies. The bonus for the CEO is determined in the sole discretion of the EFI Board, based on recommendations from the Compensation Committee.

The bonus for the NEOs, other than the CEO, for each financial year are approved by the Compensation Committee, based on the overall financial performance of the Corporation, the achievement of objective measures and individual performance of the NEO as described under “Performance Goals”, and levels of bonuses provided by benchmark companies. Bonuses for the NEOs other than the CEO are determined in the sole discretion of the Compensation Committee, based on recommendations from the CEO, and the overall bonus pool approved by the EFI Board in the budget for the year.

The bonus in respect of each financial year of the Corporation may be paid in one or more instalments, as determined by the EFI Board, or the Compensation Committee, as the case may be.

Long-Term Incentives - Stock Options

In 2014, the Corporation relied on the grant of stock options (“EFI Options”) to align management’s interests with shareholder value. Grant ranges were established independently each time grants of EFI Options were made, to provide competitive long-term incentive value, with significant recognition of the contribution and potential of the individual. The EFI Options generally have a five year term and, under the Existing Option Plan, an exercise price not less than the fair market value of a common share on the date of grant. For more information on the Existing Option Plan see “Securities Authorized for Issuance under Equity Compensation Plans” below.

All grants of EFI Options are approved by the EFI Board, based on recommendations from the Compensation Committee. When recommending to the EFI Board the number of EFI Options to be granted to an NEO, the Compensation Committee takes into account recommendations from the CEO. The Compensation Committee also considers the number and terms of EFI Options previously granted to the NEO, and considers option compensation granted by benchmark companies to executives with similar responsibilities, comparing such grants on the basis of the percentage they represent of base salary rather than the absolute number of such options. EFI Options granted to NEOs may be made subject to specific vesting requirements which may include vesting over a particular period.

Under the Equity Incentive Plan, which was approved by the EFI Board on January 28, 2015, and is subject to ratification by shareholders at the Meeting as discussed above, the EFI Board may, in its discretion, commencing in 2015, grant from time to time, Options, Stock Appreciation Rights (SARs), Restricted Stock and Restricted Stock Units, Deferred Share Units, Performance Shares and Performance Units, and Stock-Based Units to employees, directors, officers and consultants of the Corporation and its affiliates.

Performance Goals

Performance goals apply in determining base salary increases, bonus awards, and the equity incentive awards for each NEO. These goals are subjective and, therefore, subject to discretion by the Compensation Committee and the EFI Board. The Corporation believes shareholder value is primarily driven by results, both in terms of financial strength and operating measures such as production, production capability, and mineral reserve and resource growth, as well as protection of public health, safety and the environment and good corporate governance. As such, individual and Corporation performance goals are used when determining individual compensation and are based on these and other measures through the setting of short and long-term performance objectives. These objectives include, for example: implementing the Corporation’s strategic goals and objectives; managing the Corporation’s business and budget; meeting safety and environmental protection goals; increasing mineral reserves and resources; maintaining the ability to increase production commensurate with increases in commodity prices; satisfying contractual uranium supply obligations; continuing to meet permitting objectives required to progress projects and achieve targeted milestones; identifying and engaging strategic financial partners; maintaining strong internal controls; executing public and private market capital raising initiatives; ensuring continued compliance with corporate governance requirements; entering into uranium supply contracts as required; and continuing to develop the Corporation’s marketing plan to expand awareness of the Corporation’s production profile and capabilities, domestically and internationally. Many of these objectives are directly tied to the Corporation’s annual budget and long-term business plan, which are approved by the EFI Board. Each executive’s performance is also evaluated against expectations for fulfilling the executive’s individual responsibilities and goals within his or her particular employment functions and areas of expertise, which also reflects on the executive’s contribution to the Corporation’s success in meeting its objectives.

The Compensation Committee considers the implications of risks associated with compensation policies and practices by working closely with the CEO. The CEO is tasked with ensuring that: (i) fair and competitive practices are followed regarding employee compensation at all levels of the Corporation; (ii) the compensation practices do not encourage an NEO or individual at a principal business unit or division to take inappropriate or excessive risk or that are reasonably likely to have a material adverse effect on EFI; and (iii) compensation policies and practices include regulatory, environmental compliance and sustainability as part of the performance metrics used in determining compensation. The CEO’s recommendations on these matters are taken into consideration by the Compensation Committee when reviewing and recommending to the EFI Board the Corporation’s compensation policies.

EFI has in place a policy that restricts NEOs and directors from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in EFI Common Shares on October 1, 2009 with the total return of the S&P/TSX Composite GIC (Diversified Metals and Mining) Index for the five most recently completed financial years (assuming reinvestment of dividends) and reflects the Consolidation which occurred on November 5, 2013. EFI Common Shares are listed for trading on the TSX under the symbol “EFR” and on the NYSE MKT under the symbol “UUUU”.

	October 1, 2009	September 30, 2010	September 30, 2011	September 30, 2012	December 31, 2013(1)	December 31, 2014
Energy Fuels Inc.(2)	$17.50	$18.00	$12.50	$10.00	$8.00	$7.14
Value of C$100 Investment	$100.00	$102.86	$71.43	$57.14	$45.71	$40.80
S&P/TSX Composite GIC (Diversified Metals & Mining)	$7,649.65	$10,117.50	$7,485.06	$7,945.13	$7,360.75	$6,076.31
Value of C$100 Investment	$100.00	$132.26	$97.85	$103.86	$96.22	$79.43

Note:

(1)	Reflects the 15-month period resulting from the change in the Corporation’s year-end from September 30 to December 31.
(2)	Reflects the Consolidation of common shares of the Corporation.

EFI’s compensation to executive officers has generally increased during the five most recently completed financial years. The total cumulative shareholder return for an investment in EFI Common Shares has decreased over the same period, commencing in 2011, due in part to the Fukushima natural disaster which occurred in March 2011 and the resulting decrease in uranium prices since that time. Executive compensation has increased during that period, in part due to the competition among organizations operating in the natural resources sector to attract and retain the best possible executives.

Equity Incentive Awards

The Existing Option Plan has been used to provide EFI Options, and if ratified by the shareholders at the Meeting, the Equity Incentive Plan will, at the discretion of the EFI Board, be used to provide Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units, Deferred Share Units, Performance Shares and Performance Units, and Stock-Based Units,which have and will be granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of EFI. In determining the equity incentive awards to be granted to the executive officers, the EFI Board takes into account the number or value of such awards, if any, previously granted to each executive officer, and the exercise price or value of any outstanding options or other equity incentive awards to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

All equity incentive awards are approved by the EFI Board, on the recommendation of the Compensation Committee.

Summary Compensation Table

In November 2013, the Corporation changed its financial year end from September 30 to December 31, which resulted in the Corporation’s financial year ended December 31, 2013 being a 15-month financial period. With the exception of Mr. Moylan whose compensation was paid in Canadian dollars, the compensation of the NEOs is paid and reported in United States dollars.

Name and Principal Position	Year(1)	Salary (US$)	Share-Based Awards (US$)	Option- Based Awards (US$)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value (US$)	All Other Compensation (US$)(3)	Total Compensation (US$)
					Annual Incentive Plans	Long-Term Incentive Plans
Stephen P. Antony President & CEO	2014 2013 2012	360,000 454,209 253,205	Nil Nil Nil	212,616 94,462 362,168	75,000 75,000 125,000	Nil Nil Nil	Nil Nil Nil	10,400 21,817 7,596	658,016 646,489 747,969
Graham G. Moylan(4)(5)(6) CFO	2014 2013 2012	36,204 293,485 21,179	Nil Nil Nil	Nil 87,552 176,921	62,593 25,158 Nil	Nil Nil Nil	Nil Nil Nil	8,357 20,442 Nil	107,154 426,637 198,100
Daniel G. Zang(7)	2014 2013 2012	196,250 Nil Nil	Nil Nil Nil	106,308 Nil Nil	20,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	8,670 Nil Nil	331,728 Nil Nil
Harold R. Roberts(8) Executive VP & COO	2014 2013 2012	235,000 303,542 229,092	Nil Nil Nil	106,308 59,664 74,211	7,500 32,500 37,100	Nil Nil Nil	Nil Nil Nil	6,567 7,246 4,421	355,375 402,952 344,824
David C. Frydenlund(8) Sr. VP, General Counsel and Corporate Secretary	2014 2013 2012	230,000 297,084 225,245	Nil Nil Nil	106,308 47,731 43,606	25,000 22,500 38,100	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	361,308 367,315 306,951
Gary R. Steele(9) Sr. VP Marketing and Sales	2014 2013 2012	118,500 239,082 139,307	Nil Nil Nil	53,154 23,866 155,986	7,500 10,000 25,000	Nil Nil Nil	Nil Nil Nil	27,800 7,581 4,179	206,955 280,529 324,472

Notes:

(1)

The year 2013 represents the 15-month financial period ended December 31, 2013, which period resulted from the change of year-end from September 30 to December 31. The years 2014 and 2012 represent the 12-month financial years ended on December 31, 2014 and September 30, 2012, respectively.

(2)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of these options, see “Note 18 – Share-Based Payments” to EFI’s financial statements for financial year ended December 31, 2014. Option fair values were calculated in Canadian dollars and converted into US dollars using an average annual exchange rate of: (i) Cdn$1 to US$0.9054 for the financial period ended December 31, 2014; (ii) Cdn$1 to US$0.9782 for the financial period ended December 31, 2013; and (iii) Cdn$1 to US$1.0074 for the fiscal year ended September 30, 2012.

(3)	These amounts represent retirement savings benefits contributed by the Corporation.

(4)

As Mr. Moylan is a resident of Canada, his compensation was paid in Canadian dollars. The amounts relating to his compensation have been converted into US dollars using an average annual exchange rate of (i) C$1 to US$0.9054 for the financial period ended December 31, 2014; (ii) C$1 to US$0.9782 for the financial period ended December 31, 2013; and (iii) C$1 to US$1.0074 for the fiscal year ended September 30, 2012.

(5)	Mr. Moylan was appointed as CFO in September 2012. His salary indicated above for 2012 represents salary for the month of September 2012.
(6)	Mr. Moylan resigned as CFO of the Corporation effective February 15, 2014.
(7)	Mr. Zang was appointed as CFO of the Corporation effective February 15, 2014.
(8)

Messrs. Roberts and Frydenlund were employed by the Corporation’s subsidiary both before and subsequent to the acquisition of the subsidiary from Denison Mines Corp. on June 29, 2012. Compensation for the entire year of 2012, which was paid by the subsidiary, is included even though the subsidiary was not acquired by the Corporation until June 29, 2012.

(9)

Mr. Steele resigned as Sr. VP Marketing and Sales of the Corporation effective September 30, 2014. Consulting fees paid to Mr. Steele after his retirement totaled $12,384, which are not included in the table.

Incentive Plan Awards

The table below shows the number of EFI Options outstanding for each NEO and their value as at December 31, 2014 based on the last trade of EFI Common Shares on the TSX prior to the close of business on December 31, 2014 of C$7.14.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (C$)(1)(2)	Option Expiration Date	Value of Unexercised In-the - Money Options (C$)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (C$)
Stephen P. Antony	6,000 6,000 19,200 20,000 16,000 40,000	10.00 25.50 15.50 11.50 8.75 9.05	7/13/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Graham G. Moylan(3)	Nil	--	--	Nil	Nil	Nil
Daniel G. Zang(4)	6,000 6,000 20,000	8.00 8.75 9.05	5/10/2018 7/16/2018 1/23/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harold R. Roberts	12,000 10,000 20,000	11.50 8.75 9.05	8/13/2017 7/16/2018 1/23/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David C. Frydenlund	7,000 8,000 20,000	11.50 8.75 9.05	8/13/2017 7/16/2018 1/13/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gary R. Steele(5)	2,000 2,400 6,000 12,000 4,000 10,000	10.00 25.50 15.50 11.50 8.75 9.05	7/13/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:

(1) The number of EFI Options and the exercise price of EFI Options have been adjusted to take into account the Consolidation.
(2) EFI Options were granted and are reported in Canadian dollars.
(3) Mr. Moylan resigned as Chief Financial Officer on February 15, 2014.
(4) Mr. Zang was appointed as Chief Financial Officer on February 15, 2014.
(5) Mr. Steele resigned as Sr. VP Marketing and Sales of the Corporation effective September 30, 2014. Mr. Steele has performed services as a consultant to the Corporation since that date.

Incentive Plan Awards – Value Vested or Earned

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephen P. Antony	Nil	Nil	75,000
Graham G. Moylan(1)	Nil	Nil	62,593
Daniel G. Zang(2)	Nil	Nil	20,500
Harold R. Roberts	Nil	Nil	7,500
David C. Frydenlund	Nil	Nil	25,000
Gary R. Steele(3)	Nil	Nil	7,500

Notes:

(1)	Mr. Moylan resigned as CFO of the Corporation effective February 15, 2014.
(2)	Mr. Zang was appointed as CFO of the Corporation effective February 15, 2014.
(3)	Mr. Steele resigned as Sr. VP Marketing and Sales of the Corporation effective September 30, 2014.

Pension Plan Benefits and Deferred Compensation Plans

EFI does not provide defined pension plan benefits or any other pension plans that provide for payments or benefits at, following or in connection with retirement to its directors or officers.

EFI does not have any deferred compensation plans relating to its NEOs.

Termination and Change of Control Benefits

The events that trigger payment to an NEO on account of a change of control are negotiated and documented in each employment contract or letter of understanding. These benefits attempt to balance the protection of the employee upon a change of control with the preservation of the executive base in the event such a change of control occurs. As noted below, there are certain circumstances that trigger payment, vesting of stock options, or the provision of other benefits to an NEO upon termination and change of control.

EFI has employment agreements or letters of understanding with each of the NEOs.

Stephen P. Antony

In the event of the termination of Mr. Antony’s employment without cause or upon a change of control of EFI, Mr. Antony will be entitled to receive all outstanding base salary and vacation accrued to the date of termination and a lump sum payment equal to two and one-half times his base salary, plus two and one-half times the amount of his highest annual performance bonus paid for any fiscal year beginning October 1, 2007. In the event of death or disability, Mr. Antony is entitled to receive all outstanding base salary and vacation accrued, plus payment of his annual base salary, either in a lump sum payment in the event of death or, in the event of a disability, over a period of twelve months thereafter. The effective term of Mr. Antony’s employment agreement is October 1, 2012 through September 30, 2015.

The estimated additional payment to Mr. Antony in the case of termination without cause, or upon a change of control, assuming that the triggering event took place on December 31, 2014 is US$1,552,000.

Daniel G. Zang

In the event of a change of control, Mr. Zang may elect to terminate his employment with EFI unilaterally within thirty days of the occurrence of the change of control. In such case, EFI would be required to pay Mr. Zang all outstanding base salary and vacation pay accrued to the effective date of termination and provide a lump sum payment equal to one times his annual base salary plus one times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Zang in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2014, was $277,500.

Harold R. Roberts

In the event Mr. Roberts’ employment is terminated by EFI, he will be entitled to severance pay in an amount equal to his annual base salary at the time of termination plus the greater of (a) one times any bonus received between July 1, 2012 and the time of termination, or (b) 15% of his current annual base salary at the time of termination. The estimated additional payment to Mr. Roberts in the case of a termination, assuming that the triggering event took place on December 31, 2014 is $279,100.

Further, in the event that within six months after a change of control, Mr. Roberts is terminated by EFI or its successor, or elects to resign for Good Reason (defined to include a material reduction or diminution in the level of responsibility, a reduction in the compensation level of more than 15% or a proposed, forced relocation to another geographic region), EFI will pay Mr. Roberts all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one and one-half times his annual base salary plus one and one-half times the amount of the highest annual performance bonus paid to him. The estimated additional payment to Mr. Roberts in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2014, is US$433,650.

David C. Frydenlund

In the event Mr. Frydenlund’s employment is terminated by EFI, he will be entitled to severance pay in an amount equal to three months of his base salary at the time of termination. The estimated additional payment to Mr. Frydenlund in the case of a termination, assuming that the termination took place on December 31, 2014, is US$60,000. In addition, the Corporation will reimburse all direct costs of relocating Mr. Frydenlund and his family to Canada, provided such relocation occurs within 14 months from the date of termination. Such reimbursement will not apply to the extent the costs contemplated are paid by another employer.

Further, in the event that within six months after a change of control, Mr. Frydenlund is terminated by EFI or its successor, or elects to resign for Good Reason (defined to include a material reduction or diminution in the level of responsibility, a reduction in the compensation level of more than 15% or a proposed, forced relocation to another geographic region), EFI will pay Mr. Frydenlund all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one times his annual base salary plus one times the amount of the highest annual performance bonus paid to him since 2010. The estimated additional payment to Mr. Frydenlund in the case of termination upon a change of control, assuming that the triggering event took place on December 31, 2014, is US$299,600.

Director Compensation

Director Compensation Table

EFI’s policy with respect to directors’ compensation was developed by the EFI Board, on recommendation of the Compensation Committee. The following table sets forth the compensation awarded, paid to or earned by the directors of EFI during the most recently completed financial year. Directors of EFI who are also officers or employees of EFI are not compensated for service on the EFI Board; therefore no fees are payable to Stephen P. Antony for his service as a director of EFI.

Name	Fees Earned ($)(1)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
J. Birks Bovaird	45,156	Nil	53,154	Nil	Nil	Nil	98,310
Paul A. Carroll	27,841	Nil	53,154	Nil	Nil	Nil	80,995
Eun Ho Cheong(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
W. Robert Dengler(4)	11,148	Nil	53,154	Nil	Nil	Nil	64,302
Lawrence A. Goldberg	38,366	Nil	53,154	Nil	Nil	Nil	91,520
Mark E. Goodman	21,729	Nil	53,154	Nil	Nil	Nil	74,883
Bruce D. Hansen	28,859	Nil	53,154	Nil	Nil	Nil	82,013
Ron F. Hochstein	31,918	Nil	53,154	Nil	Nil	Nil	85,072
Stephen N. Khan(5)	5,452	Nil	53,154	Nil	Nil	Nil	58,606
Tae Hwan Kim(6)	20,541	Nil	53,154	Nil	Nil	Nil	73,695
Richard Patricio	31,238	Nil	53,154	Nil	Nil	Nil	84,392

Notes:

(1)

Except for Mr. Hansen (a US director), directors’ compensation was paid in Canadian dollars. The amounts relating to such directors’ compensation have been converted into US dollars using an average annual exchange rate of C$1 to US$0.9054 for the financial period ended December 31, 2014.

(2)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of options, see “Note 18 – Share-Based Payments” to EFI’s financial statements for the 12-month period ended December 31, 2014. Option fair values were calculated in Canadian dollars and converted into US dollars using an average annual exchange rate of C$1 to US$0.9054 for the financial period ended December 31, 2014.

(3)	Mr. Cheong resigned as a director effective January 13, 2014.
(4)	Mr. Dengler did not stand for re-election and was no longer a director of the Corporation as of May 21, 2014.
(5)	Mr. Khan resigned as a director, effective March 31, 2014.
(6)	Mr. Kim was appointed as a director by the EFI Board effective January 23, 2014.

Retainer and Meeting Fees

EFI’s director compensation program is designed to enable EFI to attract and retain highly qualified individuals to serve as directors. In fiscal 2014, directors’ compensation, which is paid only to non-employee directors, consisted of:

•	annual retainer for board member of C$15,000;

•	annual retainer for committee (other than Audit Committee) Chairs of C$18,750;

•	annual retainer for audit committee Chair of C$30,000;

•	annual retainer for Chair of the EFI Board of C$37,500;

•	meeting fee of C$1,125 per meeting for any and all Board and committee meetings if attended in person or telephonically; and

•	reimbursement of related travel and out-of-pocket expenses.

Effective January 1, 2015, the directors’ compensation, which is paid only to non-employee directors, consists of:

•	annual retainer for each board member of C$45,000;

•	annual retainer for committee chairs (other than audit committee chairman) of C$50,000;

•	annual retainer for audit committee chairman of C$55,000;

•	annual retainer for chairman of the board of C$60,000;

•	reimbursement of related travel and out-of-pocket expenses; and

•	no additional fees for attendance at Board or committee meetings.

Incentive Plan Awards

The table below shows the number of stock options outstanding for each director and their value as at December 31, 2014 based on the last trade of the EFI Common Shares on the TSX prior to the close of business on December 31, 2014 of C$7.14.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2014

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (C$)(1)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested ($)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
J. Birks Bovaird (Chair)	3,000 2,000 7,200 20,000 10,000 10,000	15.00 25.50 15.50 11.50 8.75 9.05	8/5/2015 4/1/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Paul A. Carroll	3,000 4,000 7,200 20,000 10,000 10,000	15.00 25.50 15.50 11.50 8.75 9.05	8/5/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Eun Ho Cheong(3)	Nil	NA	NA	Nil	Nil	Nil
W. Robert Dengler(4)	Nil	Nil	Nil	Nil	Nil	Nil
Lawrence A. Goldberg	7,200 20,000 10,000 10,000	15.50 11.50 8.75 9.05	3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (C$)(1)(2)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested ($)	Market or Payout Value of Share-Based Awards that Have Not Vested ($)
Mark E. Goodman	3,000 2,000 7,200 20,000 10,000 10,000	15.00 25.50 15.50 11.50 8.75 9.05	8/5/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Bruce D. Hansen	3,000 2,000 7,200 20,000 10,000 10,000	15.00 25.50 15.50 11.50 8.75 9.05	8/5/2015 4/13/2016 3/7/2017 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil
Ron F. Hochstein	20,000 10,000 10,000	11.50 8.75 9.05	8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Steven N. Khan(5)	Nil	Nil	Nil	Nil	Nil	Nil
Tae Hwan Kim(6)	10,000	9.05	1/23/2019	Nil	Nil	Nil
Richard Patricio	7,200 2,720 3,400 20,000 10,000 10,000	15.50 19.50 43.00 11.50 8.75 9.05	3/7/2017 3/7/2015 3/7/2016 8/27/2017 7/16/2018 1/23/2019	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:

(1)	The number of options and the exercise price of the options has been adjusted to take into account the Consolidation.
(2)	The options were granted and are reported in Canadian dollars.
(3)	Mr. Cheong resigned as a director effective January 13, 2014.
(4)	Mr. Dengler did not stand for re-election and was no longer a director as of May, 21, 2014.
(5)	Mr. Khan resigned as a director effective March 31, 2014.
(6)	Mr. Kim was appointed as a director by the EFI Board effective January 23, 2014.

Incentive Plan Awards – Value Vested or Earned During the 12-Month Period Ended December 31, 2014

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(1) ($)
J. Birks Bovaird	Nil	Nil	Nil
Paul A. Carroll	Nil	Nil	Nil
Eun Ho Cheong	Nil	Nil	Nil
W. Robert Dengler	Nil	Nil	Nil
Lawrence A. Goldberg	Nil	Nil	Nil
Mark E. Goodman	Nil	Nil	Nil
Bruce D. Hansen	Nil	Nil	Nil
Ron F. Hochstein	Nil	Nil	Nil

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year(1) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(1) ($)
Steven N. Khan	Nil	Nil	Nil
Richard Patricio	Nil	Nil	Nil

Share Ownership Requirement

At its meeting held on January 23, 2014, the EFI Board adopted a share ownership requirement for Board members. It provides that all non-employee directors must own a requisite number of EFI Common Shares by the later of five years from the commencement of their directorship or the date on which the EFI Common Share ownership requirement was adopted. Under this requirement, non-employee directors are required to own EFI Common Shares with a value equal to twice the value of their annual director retainers. EFI Common Shares are valued at the higher of the price they were acquired or the year-end closing price of the Corporation’s shares on the TSX for the previous year. Further, until such time as a non-employee director reaches his or her share ownership requirement, the non-employee director is required to hold 50% of all EFI Common Shares received upon exercise of stock options (net of any EFI Common Shares utilized to pay for the exercise price of the option and tax withholding), and shall not otherwise sell or transfer any EFI Common Shares. This requirement does not apply to a nominee of a shareholder of the Corporation pursuant to a contractual right of the shareholder to nominate one or more directors to the EFI Board. As a result, these requirements do not apply to Mr. Park, as the nominee of KEPCO, which has a contractual right to designate a nominee for election as a director. Although not required to demonstrate compliance with this policy until the later of five years from the commencement of their directorships or January 23, 2014, a majority of the directors of the Corporation are currently in compliance with this policy.

Securities Authorized For Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2014, concerning options outstanding pursuant to the Existing Option Plan, which has been approved by shareholders:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options(1)	Weighted-average exercise price of outstanding options (C$)(1)	Number of Common Shares remaining available for future issuance under the Existing Option Plan
Existing Option Plan	902,620	$11.59	1,065,135(2)
Strathmore Replacement Options	2,793	32.35	Nil
Total	905,413	11.66	1,065,135

Notes:

(1)	The number of EFI Common Shares and the exercise price have been adjusted to take into account the Consolidation.
(2)	If the Equity Incentive Plan is approved by shareholders at the Meeting, EFI will not issue any Options under the Existing Option Plan.

Existing Option Plan

The Existing Option Plan, which replaced a prior option plan, was approved by the EFI Board on January 25, 2013 and ratified by shareholders on March 6, 2013. The EFI Board adopted the Equity Incentive Plan on January 28, 2015. The Equity Incentive Plan is subject to TSX approval and approval of the shareholders at the Meeting. See “Approval of 2015 Omnibus Equity Incentive Compensation Plan”, above. If the Equity Incentive Plan is approved by shareholders at the Meeting, the EFI Board will not issue any further Options under the Existing Option Plan. There are currently 974,980 outstanding Options that were issued under the Existing Option Plan.

Shares Issuable Under Existing Option Plan. The Existing Option Plan provides that the maximum number of EFI Common Shares issuable thereunder shall not exceed the number which represents 10% of the issued and outstanding EFI Common Shares. The Existing Option Plan limits the number of EFI Common Shares that may be issued at any time to insiders of EFI, together with all security-based compensation arrangements of the EFI, to an amount that may not exceed 10% of the issued and outstanding EFI Common Shares as of the date of the grant, and the number of EFI Common Shares which may be issued to such insiders within any one year period to an amount that may not exceed 10% of the issued and outstanding EFI Common Shares.

Administration. The Existing Option Plan is administered by the EFI Board, or a committee of the EFI Board. The EFI Board or a committee of the EFI Board is authorized to determine the participants to whom grants of options to purchase EFI Common Shares may be made and, consistent with the provisions of the Existing Option Plan, the terms and conditions of such grants.

Specific Terms of Stock Options. The key features of the options available for grant under the Existing Option Plan are as follows:

•

options may be granted to employees, directors, officers and consultants of EFI and its affiliates, as well as any other person engaged to provide services to EFI or an affiliate other than services provided in relation to a distribution of securities of EFI or an affiliate;

•

all options outstanding under the plan have a maximum term of 10 years from the date of grant, provided that if an option would expire during or immediately after a black out period during which EFI has imposed trading restrictions on its insiders then the expiry of such options shall be extended for 10 business days following the expiry of the blackout period;

•

the vesting schedule for any option shall be determined by the EFI Board or the committee acting in its sole discretion, and shall be stated in the option agreement to be entered into between each optionee and EFI; and

•

the exercise price of all options issued under the plan shall be determined by the committee or the EFI Board, but in any event may not be less than the volume weighted average trading price of the EFI Common Shares on the TSX for the five trading days immediately preceding the date of grant.

Amendments. The EFI Board has the discretion to terminate, suspend, or make amendments to the Existing Option Plan, or amend awards granted under it, without notice or shareholder approval, for the following purposes:

•

amendments to the general vesting provisions of each option or to the general term of each option, provided that no option held by an insider may be extended beyond its original expiry date and no option may be exercised after the tenth anniversary of the date of grant;

•	amendments to the provisions of the plan relating to the treatment of options upon a termination of employment;

•	amendments to add covenants of EFI for the protection of participants;

•

amendments not inconsistent with the plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the EFI Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

•	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

The Existing Option Plan provides that the approval of the TSX and shareholders of EFI will be required for the following amendments:

•	amendments which would increase the number of EFI Common Shares issuable under the plan, or which would increase the number of EFI Common Shares issuable to insiders;

•	amendments which would extend the period of time during which any option held by insiders granted under the plan may be exercised;

•	amendments which would reduce the exercise price of any options held by insiders;

•	amendments which would add any form of financial assistance to an eligible participant; and

•	amendments which would entitle the EFI Board to amend any of the foregoing provisions without shareholder approval.

Adjustments. In the event of certain events affecting the capitalization of EFI, including a stock dividend, or certain other corporate transactions, the EFI Board may adjust the number of shares that may be acquired on the exercise of any outstanding options, and the exercise price of any outstanding options.

Assignability. Options may not be assigned or transferred, with the exception of an assignment made to an executor or administrator of a deceased participant’s estate.

Cessation. Unless the EFI Board or a committee of the EFI Board decides otherwise, the right to exercise options granted under the Existing Option Plan terminates on the earlier of the expiry date and (i) the date that is 12 months after the optionee’s death; and (ii) 90 days after the optionee’s resignation or termination for any reason other than death. Any options held by the optionee that are not yet vested as at such date immediately expire and are cancelled and forfeited to EFI on that date. The EFI Board or the Committee may, however, in its discretion, at any time prior to or following the foregoing events, permit the exercise of any or all options held by an optionee or permit the acceleration of vesting of any or all options.

Change in Control. In the event of a “change in control”, as defined in the Existing Option Plan, unless otherwise determined by the committee of the EFI Board or the EFI Board, any options outstanding immediately prior to the occurrence of a change in control event shall immediately vest and become fully exercisable. The committee and the EFI Board also have the discretion to modify the terms of the options in the event of a change in control to cash settle any outstanding options or to convert or exchange any outstanding options into or for other rights or securities.

Strathmore Replacement Options

The Corporation issued 292,971 stock options of the Corporation (adjusted for the Consolidation) to the holders of options granted pursuant to the Strathmore Option Plan in connection with the acquisition of Strathmore on August 31, 2013. As of the date hereof, there are 882 stock options outstanding under the Strathmore Option Plan. These options are exercisable for EFI Common Shares. No further stock options will be granted pursuant to the Strathmore Option Plan. The options have varying expiry dates with the last options expiring in October 2022.

AUDIT COMMITTEE DISCLOSURE

The Corporation is required to have an audit committee (the “Audit Committee”). The following directors, all of whom are independent directors, are currently members of EFI’s Audit Committee: Paul A. Carroll, Lawrence A. Goldberg, Bruce D. Hansen. Prior to May 21, 2014, Ron F. Hochstein was also a member of the Audit Committee. Lawrence A. Goldberg is the Chair of the Audit Committee.

Additional information regarding the Corporation’s Audit Committee, its members and charter, as well as information concerning auditor compensation, is set out in the Corporation’s Annual Information Form which may be found on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

In accordance with National Instrument 58-101, information on the Corporation’s corporate governance practices is set out in Schedule “E” to this Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person proposed or who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year, or any associate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of the Corporation or proposed nominee for election as director or any of their associates or affiliates had any material interest in any transactions involving the Corporation since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would affect the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year, other than routine indebtedness as defined under Canadian securities laws, no director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation and no associate of any such director, executive officer or proposed nominee: (a) is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Corporation or any of its subsidiaries, and (b) has any indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Additional information relating to EFI may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and MDA for the 12-month period ended December 31, 2014 which are available on SEDAR or can be received upon written request to the Corporation at 225 Union Blvd., Suite 600, Lakewood, Colorado, USA 80228.

The board of directors of the Corporation has approved the contents and the sending of this Circular.

DATED at Lakewood, Colorado, USA this 21st day of May, 2015.

BY ORDER OF THE BOARD

(Signed) “Stephen P. Antony”
Stephen P. Antony, President and Chief
Executive Officer

SCHEDULE A – TRANSACTION

RESOLUTION RESOLUTION OF THE SHAREHOLDERS OF ENERGY FUELS INC.

(the “Corporation”)

WHEREAS the Corporation has entered into an agreement and plan of merger dated January 4, 2015, as amended on May 8, 2015 (the “Merger Agreement”) with EFR Nevada Corp. and Uranerz Energy Corporation (“Uranerz”) to complete a transaction (the “Transaction”) whereby (i) the Corporation would indirectly acquire all of the issued and outstanding shares of common stock of Uranerz (each a “Uranerz Share”) in exchange for common shares of the Corporation (“EFI Common Shares”) on the basis of 0.255 EFI Common Shares for each whole Uranerz Share (the “Exchange Ratio”), (ii) each outstanding option to acquire Uranerz Shares (each a “Uranerz Option”) will automatically be converted into an option to acquire an EFI Common Share, provided that the number of shares subject to each such option and the exercise price thereof will be adjusted by the Exchange Ratio, so as to preserve the economic value of such option; and (iii) each outstanding Uranerz warrant (a “Uranerz Warrant”) will entitle its holder to acquire, in lieu of one Uranerz Share on exercise thereof, 0.255 EFI Common Shares with the exercise price to be adjusted based on the Exchange Ratio, all on the terms and conditions set out in the Merger Agreement, as more fully described in the management information circular of the Corporation dated May 21, 2015 (the “Circular”);

AND WHEREAS the Corporation may, at its option, issue EFI Common Shares to each of (i) Cantor Fitzgerald Canada Corporation (“Cantor”) in satisfaction of the advisory fee payable to Cantor for acting as financial advisor to EFI in connection with the Transaction and (ii) Haywood Securities Inc. (“Haywood”) in satisfaction of the advisory fee payable to it for acting as financial advisor to Uranerz in connection with the Transaction;

AND WHEREAS the Corporation has agreed to satisfy half of certain severance obligations to management of Uranerz who are not employed as officers or employees of the Corporation after the closing of the Transaction through the issuance of EFI Common Shares based on the five day volume weighted average trading price of the EFI Common Shares at the closing of the Transaction (such EFI Common Shares, the “Severance Shares”);

AND WHEREAS the Corporation in accordance with Section 611(c) of the Toronto Stock Exchange Company Manual, wishes to obtain the requisite shareholder approval for the issuance of the EFI Common Shares to Uranerz shareholders, and the EFI Common Shares made issuable on exercise of Uranerz Options and Uranerz Warrants after the closing of the Transaction, all as contemplated in the Merger Agreement, as well as the potential issuance of EFI Common Shares to each of Cantor and Haywood and certain members of Uranerz management as described above;

NOW THEREFORE BE IT RESOLVED THAT:

1.	The issuance of the EFI Common Shares comprising the consideration for the acquisition of Uranerz Shares pursuant to the terms of the Merger Agreement as described in the Circular is hereby approved.

2.

The assumption of the Uranerz Options and the Uranerz Warrants and the issuance of the EFI Common Shares upon the due exercise of the Uranerz Options and Uranerz Warrants, all pursuant to the terms of the Merger Agreement as described in the Circular is hereby approved.

3.	The issuance of the EFI Common Shares to Cantor and Haywood in satisfaction of their respective advisory fees as described in the Circular is hereby approved.

4.	The issuance of the Severance Shares as described in the Circular is hereby approved.

5.

The Merger Agreement and all of the transactions contemplated therein, including but not limited to the issuance of the EFI Common Shares to be issued and made issuable thereunder, as described in the Circular, and the actions of the directors of the Corporation in approving the Merger Agreement and the actions of the officers of the Corporation in executing and delivering the Merger Agreement and any amendments thereto are hereby ratified, confirmed and approved.

6.

Any director or officer of the Corporation is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

7.	The board of directors of the Corporation be and it is authorized to delay or abandon all or any part of this resolution at any time prior to giving effect thereto.

SCHEDULE B - MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

By and Among

ENERGY FUELS INC.

EFR NEVADA CORP.

and

URANERZ ENERGY CORPORATION

Dated as of January 4, 2015

B-i

(continued)

B-ii

(continued)

B-iii

(continued)

B-iv

(continued)

		Page

11.16	Extensions, Waivers, Etc	74

ARTICLE XII DEFINITIONS		74

12.1	Defined Terms	74

12.2	Additional Defined Terms	81

B-v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) dated January 4, 2015 (the “Agreement Date”), by and among Energy Fuels Inc., a corporation organized under the laws of the province of Ontario, Canada (“Parent”), EFR Nevada Corp., a corporation organized under the laws of the state of Nevada and an indirect wholly owned subsidiary of Parent (“Merger Sub,” and, together with Parent, the “Parent Parties”) and Uranerz Energy Corporation, a corporation organized under the laws of the state of Nevada (“Target”).

WHEREAS, the board of directors of Parent deems it advisable and in the best interests of Parent and its shareholders, that Merger Sub merge with and into Target (the “Merger”) upon the terms and subject to the conditions set forth herein, and Parent’s board of directors has approved this Agreement and the Merger, subject to approval by the shareholders of Parent;

WHEREAS, the board of directors of Target deems it advisable and in the best interests of Target and its shareholders that Target enter into and complete the Merger, and Target’s board of directors has approved this Agreement and the Merger, subject to approval by the shareholders of Target;

WHEREAS, as an inducement to Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, with the approval of Target’s board of directors, Parent has entered into voting agreements with each of the officers and directors of Target set forth on Exhibit A-1 attached hereto, pursuant to which such parties have, among other things, agreed to support the Merger upon the terms and conditions set forth therein (collectively, the “Target Voting Agreements”); and

WHEREAS, as an inducement to Target to enter into this Agreement, concurrently with the execution and delivery of this Agreement, with the approval of Parent’s board of directors, Target has entered into voting agreements with each of the officers and directors of Parent set forth on Exhibit A-2 attached hereto, pursuant to which such parties have, among other things, agreed to support the Merger upon the terms and conditions set forth therein (collectively, the “Parent Voting Agreements”, and together with the Target Voting Agreements, the “Voting Agreements”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1                  The Merger

Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall merge with and into Target and the separate existence of Merger Sub shall thereupon cease and Target shall be the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”) as an indirect wholly owned subsidiary of Parent. The Merger shall have the effects set forth in Section 92A.250 of Nevada Revised Statutes (“NRS”) (Chapter 92A of the Nevada Revised Statutes being referred to herein as the “Merger Act”), including the Surviving Entity’s succession to and assumption of all rights and obligations of Merger Sub and Target.

1.2                  Effective Time of the Merger

The Merger shall become effective (the “Effective Time”) upon the later of (i) the date and time of filing of properly executed Articles of Merger relating to the Merger with the Secretary of State of Nevada in accordance with the Merger Act (the “Articles of Merger”) and (ii) at such later time as the parties shall agree and set forth in such Articles of Merger. The Articles of Merger shall be filed as soon as practicable on or prior to the Closing Date.

1.3                  Governance of Parent

The Parent shall, in accordance with all applicable corporate, NYSE MKT LLC (“NYSE MKT”) and TSX laws, rules and regulations, take all actions necessary to cause the appointment of three (3) existing members of the board of directors of Target to the board of directors of Parent such that the board of directors of Parent is constituted as provided in Section 7.13 of this Agreement as of the Effective Time.

ARTICLE II

THE SURVIVING ENTITY

2.1                  Articles of Incorporation and Bylaws

The articles of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Entity at and after the Effective Time until thereafter amended in accordance with the terms thereof and Chapter 78 of the NRS (the “Corporations Act”), provided that the articles of incorporation and bylaws of the Surviving Entity will contain provisions with respect to exculpation, indemnification and the advancement of expenses that are at least as favorable, to the officers and directors of the Target, as those contained in the articles of incorporation and bylaws of Target, as amended and as in effect on the date hereof.

2.2                  Officers and Directors

At and after the Effective Time, the officers and directors of Merger Sub shall be the officers and directors of the Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s articles of incorporation, bylaws and the Corporations Act.

ARTICLE III

CONVERSION OF SHARES

3.1                  Conversion of Capital Stock

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

(a)                  All Target Common Shares that are held in Target’s treasury or that are then owned by Parent shall be canceled and cease to exist and no cash, Parent capital stock or other consideration shall be delivered in exchange therefor.

(b)                  Subject to Section 3.2(i) and Section 3.4, all issued and outstanding Target Common Shares (other than Target Common Shares cancelled pursuant to Section 3.1(a)) shall be automatically converted into and represent the right to receive Parent Common Shares, on the basis of 0.255 of a Parent Common Share for each one (1.0) Target Common Share (the “Exchange Ratio”). All such Target Common Shares, when so converted, shall be retired, shall cease to be outstanding and shall automatically be cancelled, and the holder of (i) a certificate in the case of Target Physical Shares, or (ii) a statement of ownership in the case of Target Book-Entry Shares, that, immediately prior to the Effective Time, represented such Target Common Shares, shall cease to have any rights with respect thereto, except the right to receive, upon the surrender or transfer of such Target Common Shares in accordance with Section 3.2, the number of Parent Common Shares issuable therefor in accordance with the Exchange Ratio, without interest, and any amounts payable pursuant to Section 3.2(d) . Notwithstanding the foregoing, if between the Agreement Date and the Effective Time, the Parent Common Shares or Target Common Shares are changed into a different number of shares or a different class because of any stock dividend or distribution, subdivision, reorganization, reclassification, recapitalization, split, combination or exchange of shares, the Parent Common Shares to be issued pursuant to this Section 3.1(b) shall be appropriately adjusted to reflect such event.

(c)                  The shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into shares of common stock of the Surviving Entity, such that the converted shares of common stock will represent all of the issued and outstanding shares of common stock of the Surviving Entity and will be held by an indirect wholly owned subsidiary of Parent.

(d)                  The Parent Common Shares issued upon the surrender or transfer of Target Common Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Target Common Shares formerly represented by any physical certificate or statement of ownership in book-entry form, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Entity of Target Common Shares which were outstanding immediately prior to the Effective Time.

3.2                  Surrender and Payment

(a)                  Exchange Agent and Exchange Fund. Parent shall authorize one or more transfer agent(s) to act as exchange agent hereunder (the “Exchange Agent”) with respect to the Merger. At and prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as depositary for the Parent Common Shares, or any successor depositary thereto, a number of Parent Common Shares equal to the aggregate number of Parent Common Shares to be issued in exchange for the Target Common Shares pursuant to the Exchange Ratio (the “Exchange Fund”). The Exchange Agent shall deliver the applicable Parent Common Shares in exchange for the Target Common Shares pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.2(d), the Exchange Fund shall not be used for any other purpose.

(b)                  Exchange Procedures. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of Target Common Shares a letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to Target Physical Shares shall pass, only upon receipt of the Target Physical Shares by the Exchange Agent and shall be in a form and have such other provisions as Parent and Target may reasonably specify), and such other documents as may reasonably be requested by the Exchange Agent (which may include the receipt of an “agents message” by the Exchange Agent in connection with Target Book-Entry Shares), for use in the exchange contemplated by Section 3.1 and instructions for use in effecting the surrender or transfer of Target Common Shares for cancellation in accordance with this Agreement (together, the “Exchange Instructions”). Upon surrender or transfer of Target Common Shares for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to the Exchange Instructions, the holder of such Target Common Shares shall be entitled to receive in exchange therefor Parent Common Shares (which shall be in uncertificated book-entry form unless a physical certificate is requested or as otherwise agreed to by the Parent and Target) representing, in the aggregate, the whole number of Parent Common Shares that such holder has the right to receive pursuant to Section 3.1 and Section 3.2(i), plus any amount payable pursuant to Section 3.2(d) .

(c)                  Transferred Target Common Shares. If any portion of the Parent Common Shares are to be issued to a Person other than the registered holder of Target Common Shares represented by the stock certificate(s) or statement of ownership surrendered or transferred in exchange therefor, no such issuance shall be made unless (i) the stock certificate(s) or statement of ownership so surrendered or transferred have been properly endorsed and contain any required Medallion Signature Guarantees and otherwise are in proper form for transfer, and (ii) the Person requesting such issuance has paid to the Exchange Agent any transfer or other Taxes required as a result of such issuance to a Person other than the registered holder or has established to the Exchange Agent’s satisfaction that such Tax has been paid or is not applicable.

(d)                  Dividends and Distributions. No dividends or other distributions declared or made with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any un-surrendered or un-transferred Target Common Shares with respect to the Parent Common Shares that such holder would be entitled to receive until surrender or transfer of such Target Common Shares in accordance with Sections 3.1 or 3.2(f) . Following surrender or transfer of any Target Common Shares, there shall be paid to such holder of Parent Common Shares issuable in exchange therefor, without interest, (i) as soon as practicable after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Common Shares. For purposes of dividends or other distributions in respect of Parent Common Shares, all Parent Common Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such Parent Common Shares were issued and outstanding as of the Effective Time.

(e)                  Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Target Common Shares one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Target Common Shares in accordance with this Section 3.2 prior to that time shall thereafter look only to the Parent to exchange such Target Common Shares pursuant to Section 3.1 or 3.2(i) or to pay amounts to which such holder is entitled pursuant to Section 3.2(d) . Neither Parent nor the Surviving Entity shall be liable to any holder of Target Common Shares for any such Parent Common Shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f)                  Subject to applicable abandoned or unclaimed property laws, any certificates formerly representing Target Common Shares that are not deposited with all other documents as provided in Section 3.2(b) on or before the fifth anniversary of the Effective Time shall cease to represent any right or claim of any kind or nature and the right of the former shareholder of such Target Common Shares to receive certificates representing Parent Common Shares and the Target Common Shares otherwise issuable to such former Target shareholder shall be deemed to be surrendered to Parent together with all dividends or distributions thereon held for such shareholder.

(g)                  Lost Certificates. If any Target Physical Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Target Physical Shares to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Target Physical Shares, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Target Physical Shares the Parent Common Shares payable in respect of the Target Physical Shares formerly represented by such lost, stolen or destroyed stock certificate, without interest.

(h)                  Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Target Common Shares such amounts as Parent, the Surviving Entity or the Exchange Agent determine are required to be deducted and withheld under the Code or any provision of state, local, or foreign Tax Law with respect to the making of such payment, such withholding of Parent Common Shares issued to any holder of Target Common Shares shall be an amount determined by Parent to be reasonably necessary to satisfy the Parent’s withholding obligation. To the extent that amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Target Common Shares in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be. Parent and Target shall cooperate with and assist each other with efforts to reduce or eliminate such withholding Taxes. Parent will sell a sufficient number of Parent Common Shares to satisfy the withholding obligation and the balance of any Parent Common Shares and any cash proceeds remaining after satisfaction of the withholding obligation shall be remitted to the holder.

(i)                  No Fractional Shares. No certificates or scrip or fractional Parent Common Shares or book-entry credit representing such fractional share interests shall be issued upon the surrender of Target Common Shares. Each holder of Target Common Shares exchanged pursuant to this Article III (after taking into account all Target Common Shares delivered or transferred by such holder) who would otherwise have been entitled to receive a number of Parent Common Shares which is not a whole number shall receive the number of Parent Common Shares rounded to the nearest whole number (and, if the fraction is 0.5, the number of Parent Common Shares shall be rounded up to the next whole number). The parties acknowledge that rounding of fractional Parent Common Shares was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional Parent Common Shares.

3.3                  Stock Options and Warrants

(a)                  At the Effective Time, Parent and Target shall take all such action as may be necessary to cause each outstanding and unexpired and unexercised option to purchase Target Common Shares (a “Target Stock Option”) granted under Target’s 2005 Nonqualified Stock Option Plan, as amended (collectively, the “Target Stock Option Plan”) to be automatically converted at the Effective Time into options (the “Substituted Options”) to purchase a number of Parent Common Shares (rounded down to the nearest whole number of Parent Common Shares) equal to the product of (x) the aggregate number of Target Common Shares purchasable pursuant to such Target Stock Option immediately prior to the Effective Time multiplied by (y) the Exchange Ratio at a price per Parent Common Share equal to the exercise price per Target Common Share specified in the Target Stock Option divided by the Exchange Ratio (such price rounded up to the nearest whole cent). Such Substituted Option shall otherwise be subject to the same terms and conditions, including vesting and expiry date, as the Target Stock Option in respect of which it is issued. Parent will assume all obligations under the Target Stock Option Plan as at the Effective Time and from and after the Effective Time, and the Parent will comply with all of the terms and conditions of the Substituted Options, including the obligation to issue the Parent Common Shares contemplated thereby upon the exercise thereof. For purposes of vesting conditions, the date of grant of the Substituted Option shall be deemed to be the date on which the corresponding Target Stock Option was granted. Prior to the Effective Time, Target shall make all necessary amendments under the Target Stock Option Plan to provide that no further awards shall be made thereunder following the Closing. At and after the Effective Time, (i) all references in the Target Stock Option Plan and related stock option agreements to Target shall be deemed to refer to Parent and (ii) Parent shall assume all of Target’s obligations with respect to the Target Stock Options as so amended. Substitution of the Target Stock Options for the Substituted Options will occur in compliance with Code Section 409A so that the substitution avoids being treated as the grant of new stock options.

(b)                  Target Stock Options held by independent directors of Target (as defined by applicable Law), who are not officers or directors of Parent on Closing, shall expire on the earlier of (i) the current expiry date of such Target Stock Options (exclusive of the operation of the early termination provisions of such Target Stock Options) or (ii) six months after the Closing Date.

(c)                  In respect of each Substituted Option, and the Parent Common Shares underlying such Substituted Option, Parent shall, as soon as practicable after the Effective Time and in no event later than 30 days from the Closing Date, file a Form S-8 or other appropriate registration statement and use reasonable efforts to keep such registration statement current for as long as any Substituted Options remain outstanding.

(d)                  At the Effective Time, and in accordance with the terms of each warrant to purchase Target Common Shares issued by Target that are issued and outstanding immediately prior to the Effective Time (collectively, the “Target Warrants”), Target Warrants shall become exercisable into Parent stock in accordance with their terms. Parent acknowledges and shall assume the obligations under the Target Warrants and under each warrant indenture governing the Target Warrants (the “Target Warrant Indentures”) to issue Parent Common Shares upon exercise of such Target Warrants and, if required by the Target Warrant Indentures, shall issue a warrant certificate to each holder of Target Warrants confirming such assumption. Consistent with the terms of the Target Warrants and Target Warrant Indentures, any such warrant certificate shall provide that such warrant shall be exercisable for a number of Parent Common Shares equal to the product of (x) the aggregate number of Target Common Shares issuable in respect of such Target Warrants immediately prior to the Effective Time multiplied by (y) the Exchange Ratio (the “Assumed Warrants”) and that the exercise price of the Assumed Warrants will equal (i) the exercise price of the Target Warrants in effect immediately prior to the Effective Time, divided by (ii) the Exchange Ratio. Each Assumed Warrant shall, consistent with the terms of the Target Warrants and Target Warrant Indentures, contain appropriate provision such that the provisions of each Target Warrant (including the exercise period and the exercise price and provision for adjustment of the exercise price) shall thereafter be maintained in each such Assumed Warrant as nearly equivalent as may be practicable in relation to such Target Warrant. From and after the Effective Time, Parent shall comply with all of the terms and conditions set forth in each such Assumed Warrant, including the obligation to issue the Parent Common Shares contemplated thereby upon exercise thereof.

3.4                  Dissenting Shareholders.

(a)                  Notwithstanding anything in this Agreement to the contrary, in the event that the applicable requirements of Section 92A.120 of the Merger Act have been satisfied, Target Common Shares which were outstanding on the date for the determination of shareholders entitled to vote on the Merger and which were voted against the Merger and the holders of which have demanded that the Target purchase such shares at their fair value in accordance with Sections 92A.300 through 92A.500 of the Merger Act and have not otherwise failed to perfect or shall not have effectively withdrawn or lost their rights to require such shares to be purchased for cash under the Merger Act (collectively, “Dissenting Shares”), shall not be converted into or represent the right to receive any Parent Common Shares pursuant to Section 3.1(b), but, instead, the holders thereof shall be entitled to have their shares purchased for cash at the fair value of such Dissenting Shares as agreed upon or determined in accordance with the provisions of Sections 92A.460 through 92A.500 of the Merger Act.

(b)                  If any shareholder who holds Dissenting Shares as of the Effective Time effectively withdraws or loses (through passage of time, failure to demand or perfect, or otherwise) the right to demand and perfect dissenters’ rights under the Merger Act, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares that were Dissenting Shares shall automatically be converted into and represent only the right to receive the Parent Common Shares pursuant to and subject to Section 3.1(b) without interest thereon upon surrender of the Certificates representing such holder’s Target Common Shares.

(c)                  The Target shall give Parent (i) prompt written notice of any written demands for purchase of any Target Common Shares pursuant to the exercise of dissenters’ rights, withdrawals of such demands, and any other instruments or notices served pursuant to the Merger Act on the Target and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for purchase of any Target Common Shares pursuant to the exercise of dissenters’ rights under the Merger Act. The Target shall not, except with the prior written consent of Parent, voluntarily make or agree to make any payment with respect to any demands for purchase of any shares of Target Common Shares pursuant to the exercise of dissenters’ rights under the Merger Act, or settle or offer to settle any such demands.

3.5                  Closing

The closing (the “Closing”) of the transactions contemplated by this Agreement (the “Transactions”) will take place at 10:00 a.m. Eastern Standard Time on the second Business Day after the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII, other than any such conditions which by their nature cannot be satisfied until the Closing Date, or such other time agreed by the parties, at the offices of Borden Ladner Gervais LLP in Toronto, unless another time, date or place is agreed to in writing by the parties hereto (the date upon which the Closing occurs being referred to herein as the “Closing Date”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TARGET

Except as set forth in the disclosure letter delivered by Target to Parent contemporaneously with the execution hereof (the “Target Disclosure Letter”), Target represents and warrants to the Parent Parties, unless another date is specifically referenced in a particular representation or warranty, as of the Agreement Date and as of the Closing Date, that the representations and warranties contained in this Article IV are true and correct on and as of such dates. For purposes of this Agreement, a document shall be deemed to have been “made available” by the Target to Parent if it is publicly available through the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) or the System for Electronic Document Analysis and Retrieval (“SEDAR”).

4.1                  Organization and Qualification

.

(a)                  Target is a corporation validly existing and in good standing under the laws of the State of Nevada, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

(b)                  Target is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except for such failures to be so qualified or licensed as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity. Section 4.1(b) of the Target Disclosure Letter sets forth a true and correct list of all of the jurisdictions in which Target is qualified or licensed to do business as a foreign corporation.

(c)                  Target has no Subsidiaries. Target does not own any equity interest in any Person other than as set forth in Section 4.1(c) of the Target Disclosure Letter.

(d)                  Target has previously delivered to Parent a true and complete copy of its articles of incorporation and bylaws, in each case as amended through the Agreement Date. Target is not in violation of its articles of incorporation, bylaws or similar governing documents.

(e)                  Pursuant to express provisions in the Target’s articles of incorporation, the provisions of Nevada’s Combinations with Interested Stockholders Act (NRS 78.411 to 78.444) and Nevada’s Acquisition of Controlling Interest Act (NRS 78.378 to 78.3793) do not apply to the Target and the Transactions contemplated in this Agreement.

4.2                  Capitalization

(a)                  The authorized capital stock of Target consists solely of 750,000,000 Target Common Shares and 10,000,000 shares of preferred stock (the “Target Preferred Shares”). As of the Agreement Date, (i) 95,895,306 Target Common Shares are issued and outstanding, (ii) 7,311,680 Target Common Shares are reserved for issuance upon the exercise of outstanding Target Stock Options under the Target Stock Option Plan, (iii) 10,550,000 Target Common Shares are reserved for issuance upon the exercise of outstanding Target Warrants under the Warrant Indentures, (iv) no Target Preferred Shares have been issued, (v) no Target Common Shares are held by Target in treasury, and (vi) a number of rights equivalent to the number of Target Common Shares issued and outstanding have been issued and are outstanding pursuant to a Shareholder Rights Plan adopted by Target effective as of August 25, 2010 and reconfirmed on July 10, 2013 (the “Target Rights Plan”). All of the outstanding Target Common Shares are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or other similar right. Other than as set forth in Section 4.2(a) of the Target Disclosure Letter, Target has not agreed to register any securities under the Securities Act or any state securities laws.

(b)                  Except as set forth in Section 4.2(a) of this Agreement or in Section 4.2(b) of the Target Disclosure Letter, there are no authorized or outstanding (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, stock appreciation rights, phantom equity or other claims or commitments of any character (including “rights plans” or “poison pills”) that may obligate Target to issue, transfer or sell any shares of capital stock or other equity interest in Target , or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Target to repurchase, redeem or otherwise acquire any capital stock or other equity interest of Target or any securities or agreements listed in clause (i) of this sentence, or (iii) voting trusts or similar agreements to which Target is a party with respect to the voting of the capital stock or other equity interests of Target.

(c)                  There are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders or other equity holders of Target, whether together or as a separate class, on any matters on which such holders may vote.

(d)                  Section 4.2(d) of the Target Disclosure Letter sets forth the following information with respect to each Target Stock Option outstanding as of the Agreement Date: (i) the name of the holder, (ii) the number of Target Common Shares issuable upon exercise thereof, (iii) the exercise price, (iv) the issue date, (v) the termination date, (vi) the stock option plan under which such option was issued and (vii) whether such option contains any put, redemption, cashless exercise or similar feature.

(e)                  At the Effective Time, after giving effect to the provisions of Section 3.3, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Target will be bound providing for the purchase or issuance of any shares of capital stock or other equity interest of Target (or, following the Closing, the Surviving Entity) or securities convertible into or exchangeable for such shares or any other such securities or agreements.

(f)                  Except for the Target Stock Options and the Target Stock Option Plan there are no contracts to which Target is a party obligating Target to accelerate vesting of any equity compensation awards as a result of the Transactions contemplated by this Agreement.

4.3                  Authority; Validity of Agreement

Target has full corporate power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is or will be a party and, subject to obtaining the Target Shareholder Approvals, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Target is or will be a party and the consummation of the Transactions have been duly and validly authorized by Target’s board of directors, and no other corporate proceedings on the part of Target are necessary to authorize this Agreement and the Ancillary Agreements to which Target is or will be a party or to consummate the Transactions, other than the Target Shareholder Approvals and the filing of the Articles of Merger with the Secretary of State of the State of Nevada. This Agreement has been, and the Ancillary Agreements to which Target is or will be a party are, or upon execution will be, duly and validly executed and delivered by Target and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of Target enforceable against Target in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors and of general principles of equity (the “Enforceability Exception”).

4.4                  No Violation; Consents and Approvals

(a)                  The execution and delivery of this Agreement and any Ancillary Agreement to which Target is or will be a party, the consummation of the Transactions and the performance by Target of its obligations hereunder and thereunder will not (i) subject to receipt of the Target Shareholder Approvals, conflict with any provision of the articles of incorporation or bylaws of Target, (ii) subject to completion of the deliveries required under the Wyoming Bond Financing Agreement identified in Section 4.4 (b) below, result in any violation of, or the breach of, or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of any benefit under, or the acceleration of performance, vesting or an increase in compensation or benefit required by, or the creation of any Lien upon any equity interests in or assets of Target under, any of the terms, conditions or provisions of any note, lease, mortgage, license, plan, agreement or other instrument or obligation to which Target is a party or by which Target or any of its properties or assets may be bound or (iii) violate the provisions of any Law applicable to Target, except, in the case of clauses (ii) and (iii), for such violations, breaches, defaults, or rights of termination, cancellation or acceleration that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity, materially impair the ability of Target to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

(b)                  No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Authority or any other Person is required in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which Target is or will be a party and the consummation of the Transactions by Target and the performance by Target of its obligations hereunder or thereunder, except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of the Form F-4, the Proxy Statement/Prospectus in definitive form and the filing and declaration of effectiveness of the Form F-4, (ii) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the other transactions contemplated by this Agreement, (iii) filings required under the rules and policies of the NYSE MKT and TSX, (iv) the delivery of an assumption agreement and legal opinion under the Wyoming Bond Financing Agreement, in form and substance as required under the Wyoming Bond Financing Agreement, (v) the receipt of the Target Shareholder Approvals, (vi) such filings, authorizations or approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (vii) the filing of the Articles of Merger in the office of the Nevada Secretary of State, (viii) any consents, authorizations, approvals, filings or exemptions in connection with applicable stock exchange rules, (ix) approval of the Wyoming Department of Environmental Quality to application for Permit to Mine Transfer, (x) the approval of the United States Nuclear Regulatory Commission to the change of control of any source material or byproduct material licenses held by Target; and (xi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (A) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of mining properties and (B) the failure of which to be obtained or made, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity, materially impair the ability of Target to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

4.5                  Target Reports

(a)                  Copies of Target’s registration statements, reports, schedules, proxies or information statements and other documents (including exhibits and amendments thereto) filed with or furnished to the SEC since January 1, 2012 (collectively, the “Target SEC Reports”) are available online with the SEC and through the EDGAR system. Target has timely filed with or furnished to the SEC each of the Target SEC Reports required to be filed or submitted by it with the SEC or mailed to its shareholders pursuant to the Securities Act, the Exchange Act or rules promulgated thereunder. As of their respective dates (or, if any Target SEC Reports were amended, as of the date such amendment was filed with the SEC), each Target SEC Report, including any financial statements or schedules included therein and as amended, if amended, (i) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules promulgated thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Target SEC Report has occurred that would require Target to file a Current Report on Form 8-K other than the execution of this Agreement.

(b)                  Copies of Target’s prospectuses, financial statements, management discussion & analysis, annual reports, management proxy circulars and other public disclosure documents (including exhibits and amendments thereto, and documents incorporated by reference therein) filed with or furnished to the securities regulatory authorities in the Provinces of Canada in which Target is a “reporting issuer” or equivalent since January 1, 2012 (collectively, the “Target SEDAR Reports”) are available online through SEDAR. Target has timely filed each of the Target SEDAR Reports required to be filed or submitted by it or mailed to its shareholders pursuant to the applicable securities legislation (including any rules and regulation promulgated thereunder) of each of the Provinces of Canada in which Target is a “reporting issuer” or equivalent. As of their respective dates (or, if any Target SEDAR Reports were amended, as of the date such amendment was filed on SEDAR), each Target SEDAR Report, including any financial statements or schedules included therein, (i) complied in all material respects with all applicable requirements of such applicable securities legislation, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)                  The Chief Executive Officer and Chief Financial Officer of Target have made all certifications (without qualification or exception to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) if required to do so as of such dates pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct.

(d)                  Except as set forth in Section 4.5(d) of the Target Disclosure Letter, neither Target nor any of its officers has received any notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of the certifications in Section 4.5(c) .

(e)                  Except as set forth in the Target SEC Reports, Target is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the applicable rules of NYSE MKT and the TSX.

(f)                  To the Knowledge of the Target, each director and executive officer of the Target has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

4.6                  Financial Statements

Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Target (including any related notes and schedules) included or incorporated by reference in the Target SEC Reports, as such financial statements may have been amended or restated, as applicable, has been or will be prepared from, and is or will be in accordance with, the books and records of Target, complies or will comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as in effect at the time of filing, has been or will be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) (except as may be indicated in the notes thereto and subject, in the case of interim financial statements, to normal and recurring year-end adjustments that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target) and fairly presents or will fairly present the consolidated financial position of Target as of the date thereof and the consolidated results of operations, cash flows and changes in financial position of Target for the periods presented therein.

4.7                  Absence of Undisclosed Liabilities

Except as and to the extent (i) set forth on the consolidated balance sheet of Target as at December 31, 2013, including the notes thereto (the “2013 Target Balance Sheet”), (ii) set forth on the unaudited balance sheet of Target as at September 30, 2014, including the notes thereto (the “September 30, 2014 Target Balance Sheet”) (each of the 2013 Target Balance Sheet and the September 30, 2014 Target Balance Sheet as filed on EDGAR), or (iii) specifically and individually described in Section 4.7 of the Target Disclosure Letter, Target does not have any Liability required to be reflected or reserved against in a consolidated balance sheet of Target prepared in accordance with GAAP as applied in preparing the 2013 Target Balance Sheet or the September 2014 Target Balance Sheet, as applicable, except for Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Target.

4.8                  Off-Balance Sheet Arrangements.

Target is not a party to, and does not have any commitment to become a party to, any "off balance sheet arrangements", as defined in Item 303(a) of Regulation S-K under the Exchange Act.

4.9                  Absence of Certain Changes

Except as (i) disclosed in the Target SEC Reports filed and publicly available prior to the Agreement Date, including the September 30, 2014 Target Balance Sheet, (ii) contemplated by this Agreement, or (iii) set forth in Section 4.9 of the Target Disclosure Letter, as of the date of this Agreement, except for Sections 4.9(a), 4.9(b) and 4.9(o) which shall be true as of the date of this Agreement and as of the Closing Date, Target has conducted its business only in the ordinary course of business consistent with past practice since December 31, 2013 and since December 31, 2013:

(a)                  there has not been any change or development that, individually or in the aggregate, has had or would be reasonably likely to have had a Material Adverse Effect with respect to Target;

(b)                  there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Target, whether or not covered by insurance;

(c)                  there has not been any amendment or change in the Target’s organizational documents;

(d)                  there has not been any incurrence, creation or assumption of (i) any Lien on any of its assets or properties (other than Permitted Liens) or (ii) any Liability as a guarantor or surety with respect to the obligations of any Person other than in the ordinary course of business consistent with past practice;

(e)                  there has not been any increase or agreement to increase the wages, salaries or compensation payable to any officer, employee or director from the amount thereof in effect as of September 30, 2014, other than increases in wages, salaries and other cash compensation and new employment agreements in the ordinary course of business consistent with past practice;

(f)                  there has not been a grant of, or change in, any severance or termination pay, other than with respect to new employment agreements entered into in the ordinary course of business consistent with past practice;

(g)                  the Target has not entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons;

(h)                  the Target has not adopted or amended, or accelerated the payment or vesting of benefits under, any Target Benefit Plan;

(i)                  the Target has not declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Target’s capital stock;

(j)                  the Target has not effected or authorized any split, combination or reclassification of any of Target’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Target’s capital stock, except for issuances of Target Common Shares upon the exercise of Target Stock Options or Target Warrants, in each case, in accordance with their terms at the time of exercise,

(k)                  there has not been any material change, and the Target does not have Knowledge of any reason that would require any material change, in any accounting methods (or underlying assumptions), principles or practices of Target or any revaluation of any of its assets;

(l)                  the Target has not made or changed any material Tax election, or settled or compromised any material income Tax liability, or materially amended any Tax Return;

(m)                  the Target has not acquired any material assets, or sold, leased, exchanged, transferred, licensed, farmed-out or otherwise disposed of any material assets, in each case other than in the ordinary course of business consistent with past practice;

(n)                  the Target has not discharged or satisfied any Indebtedness or paid any obligation or Liability, other than current Liabilities incurred and paid in the ordinary course of business and consistent with past practice;

(o)                  there has not been the commencement of any action, suit, arbitration, mediation, proceeding, claim or investigation, or receipt notice of, or a threat of any action, suit, arbitration, mediation, proceeding, claim or investigation against the Target relating to any of its business, properties or assets; and

(p)                  the Target has not made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

4.10                  Taxes

Except as set forth in Section 4.10 of the Target Disclosure Letter:

(a)                  Target has timely filed or will file all Tax Returns required by applicable Law to be filed by it prior to or as of the Closing Date. As of the Closing Date, the foregoing Tax Returns were true and correct and prepared in compliance with applicable Law in all material respects. The unpaid Taxes of Target did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the 2013 Target Balance Sheet (rather than in any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Target in filing its Tax Returns, and such reserve fully accounts for all Tax accrued or accruing for all periods up to the date of such 2013 Target Balance Sheet. Target is not currently the beneficiary of any extension of time within which to file any Tax Return. Target has made available or will make available prior to the Closing Date true and complete copies of its Tax Returns to Parent for all periods beginning on or after January 1, 2010.

(b)                  Target has paid all Taxes due with respect to any period ending prior to or as of the Closing Date except where failure to pay any such Taxes will not have a Material Adverse Effect with respect to Target. Target has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, director, officer, agent, independent contractor, creditor, shareholder, or other third party, except where failure to pay or withhold any such Taxes will not have a Material Adverse Effect with respect to Target.

(c)                  No Audit by a Tax Authority is pending or, to the Knowledge of Target, threatened, with respect to any Tax Returns filed by, or Taxes due from, Target. No issue has been raised by any Tax Authority in any Audit of Target that, if raised with respect to any other period not so audited, reasonably could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed or, to the Knowledge of Target, threatened, against Target. No claim has ever been made by a Tax Authority in a jurisdiction where Target does not file Tax Returns that Target is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes upon the assets of Target, except Liens imposed by operation of law for current Taxes not yet delinquent.

(d)                  Target has not given any waiver of statutes of limitations relating to Taxes or executed a power of attorney with respect to Tax matters that, in either case, will be outstanding as of the Closing Date.

(e)                  There are no Tax sharing, Tax indemnity or similar agreements to which Target is a party or bound by or pursuant to which Target has any obligation or liability for Taxes.

(f)                  Target has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a group of corporations filing combined or unitary returns.

(g)                  Target has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(h)                  Target has no liability for Taxes of any Person (other than Target) under Treasury Regulation Section 1.1502 -6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i)                  Target has not distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 within the two-year period preceding the date of this Agreement.

(j)                  Target will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date or (iii) an installment sale or open transaction disposition made on or prior to the Closing Date.

(k)                  Target has not participated, within the meaning of Treasury Regulation Section 1.6011 -4(c) (or any predecessor of such Treasury Regulation), in (i) any “listed transaction” within the meaning of Code Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law) or (ii) any transaction required to be registered with the Internal Revenue Service under Code Section 6111 as in effect on or prior to December 31, 2013 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law).

(l)                  Target is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax Law) and (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local or foreign Tax Law).

4.11                  Litigation

Except as specifically disclosed in Section 4.11 of the Target Disclosure Letter, there is no suit, claim, action, proceeding or investigation pending or, to Target’s Knowledge, threatened against or directly affecting Target or any of the directors or officers of Target in their capacity as such, nor is there any reasonable basis therefor, that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect with respect to Target if determined adversely to Target or any such director or officer. Neither Target nor any officer, director or employee of Target, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority that names such Person from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Target nor, to the Knowledge of Target, is Target or any officer, director or employee of Target under investigation by any Governmental Authority. There has not been, and to the Target’s Knowledge, there is not pending or contemplated, any investigation by the SEC involving the Target or any current or former director or officer of the Target.

4.12                  Employee Benefit Plans; ERISA

(a)                  Section 4.12(a) of the Target Disclosure Letter contains a true and complete list of each plan, fund, contract, program, agreement and arrangement (whether written or not) for the benefit of present or former employees or directors, including those intended to provide pension, profit sharing, retirement, supplemental retirement, deferred compensation, equity incentive, or bonus or other incentive benefits (whether or not tax qualified and whether or not defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); disability, medical, dental, or other health insurance benefits, life insurance or other death benefit benefits (whether or not defined in Section 3(1) of ERISA); salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA) (i) to which Target is a party or by which it is bound, or (ii) with respect to which Target has made any payments or contributions or may otherwise have any liability, whether direct or indirect, (including any such plan or other arrangement formerly maintained by Target), (iii) that Target has committed to implement, establish, adopt or contribute to in the future, (iv) for which Target is or may be financially liable as a result of Target’s affiliation with any company or any company’s shareholders which together with Target would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Target ERISA Affiliate”) (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the plan is maintained by the Target for the benefit of its employees or former employees), (v) for or with respect to which Target is or may become liable under any common law successor doctrine, express successor liability provision of Law, labor or employment Law or agreement with a predecessor employer (“Target Benefit Plan”). Target Benefit Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which Target has no present or potential Liability.

 (b)                  With respect to each Target Benefit Plan, (i) such plan has been administered in compliance with its terms and applicable Law in all material respects, (ii) each Target Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is maintained under a prototype or volume submitter plan and with respect to which the Target and the Target ERISA Affiliates are entitled to rely upon a favorable opinion or advisory letter issued by the Internal Revenue Service, (iii) to the Knowledge of the Target, there is no circumstance that will result in the revocation of any favorable determination letter, opinion letter or advisory letter issued by the Internal Revenue Service, (iv) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any Knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Target or any Target ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA, (v) no disputes are pending or, to the Knowledge of Target or any Target ERISA Affiliate, threatened, other than ordinary claims for benefits, nor is there any basis for such a proceeding, (vi) neither Target nor any Target ERISA Affiliate has engaged in, and neither Target nor any Target ERISA Affiliate has any Knowledge of any Person that has engaged in, any transaction prohibited by Section 406 of ERISA or Section 4975 of the Code, except for those for which an exemption applies, (vii) all contributions due have been made on a timely basis, (viii) all required reports, notices and descriptions related to the Target Benefit Plan (including, but not limited to, those required by Target Benefit Plan provisions, ERISA and the Code) have been distributed to participants or filed with the appropriate Governmental Authority, (ix) all contributions made or that will be made under any Target Benefit Plan meet the requirements for deductibility under the Code, (x) Target is not liable (either directly or as a result of indemnification) for any excise Taxes, penalties, damages or equitable relief as a result of any violation under ERISA or any other applicable Law, (xi) no leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Target Benefit Plan and (xii) no audit or examination by a Governmental Authority is currently pending (nor has notice been received regarding a potential audit or examination) and there are no pending submissions to a Governmental Authority.

(c)                  With respect to all Target Benefit Plans, to the extent that the following documents exist, Target has furnished Parent with true and complete copies of: (i) the most recent determination letter, if any, received by the Target or any Target ERISA Affiliate from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the Department of Labor and the Internal Revenue Service), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the most recent plan year, (iv) Target Benefit Plan documents, summary plan descriptions, trust agreements, insurance contracts, individual agreements, service agreements and all related contracts and documents (including any material employee summaries and material employee communications), and (v) all Internal Revenue Service or Department of Labor audit closing letters, audit finding letters, revenue agent findings and similar documents.

(d)                  Any Target Benefit Plan, individual employment, severance or other compensatory agreement or arrangement with respect to which the Target or any Target ERISA Affiliate has any current or future obligation that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), complies in form and operation with the requirements under Code Section 409A and the Treasury Regulations issued thereunder (without regard to the effective date of such regulations) so as not to result in the imposition of additional Tax or interest to a service provider.

(e)                  No Target Benefit Plan is a multiple employer plan (as defined in Section 413(c) of the Code), a multiemployer plan (as defined in Section 3(37) of ERISA), a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, a plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, a plan that is intended to be qualified under Section 401(a), a welfare plan that is self-funded, a plan that owns employer stock or a plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(f)                  No present or former employees or directors of Target are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits.

(g)                  No condition, agreement or Target Benefit Plan provision limits the right of Parent or Merger Sub to amend, cut back or terminate any Target Benefit Plan (except to the extent such limitation arises under ERISA). Each Target Benefit Plan may be unilaterally amended or terminated in its entirety without liability except as to (i) benefits accrued thereunder prior to such amendment or termination or (ii) costs necessary to satisfy any notice periods described in such Target Benefit Plan or funding vehicle.

(h)                  The execution, delivery, and performance by Target of this Agreement or any Ancillary Agreement to which Target is or will be a party and the consummation of the Transactions will not constitute an event under any Target Benefit Plan that will (i) cause any Target Benefit Plan to increase benefits payable to any participant or beneficiary, (ii) entitle any current or former employee or director of Target to severance pay, unemployment compensation or any other payment, benefit or award, or (iii) modify or result in any payment (whether as severance pay or otherwise), acceleration, vesting, or increases in benefits, awards or compensation with respect to any employee of the Target.

4.13                  Environmental Liability

Except as set forth in Section 4.13 of the Target Disclosure Letter or the Target SEC Reports filed and publicly available prior to the Agreement Date, including the September 30, 2014 Target Balance Sheet:

(a)                  The business of Target has been and is operated in compliance in all material respects with all applicable Environmental Laws.

(b)                  Target has not caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws, and, to Target’s Knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has otherwise occurred at any property or facility currently or formerly owned, leased or operated by Target, including the Target Real Property, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(c)                  Target has not received any written notice from any Governmental Authority or third party or, to the Knowledge of Target, any other communication alleging or concerning any material violation by Target of, or responsibility or liability of Target under, any Environmental Law. There are no pending, or to the Knowledge of Target, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Target alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Target have any Knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d)                  Target has obtained and is in compliance in all material respects with all approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the Target Real Property, Target Improvements and the businesses of Target as currently conducted, and there are no pending or, to the Knowledge of Target, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations. Target does not have Knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any such approvals, permits, licenses, registrations and authorizations.

(e)                  Without in any way limiting the generality of the foregoing, to Target’s Knowledge, (i) all offsite locations where Target has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are and have been licensed and operating in all material respects with Environmental Laws and (ii) no polychlorinated biphenyls (“PCBs”), PCB-containing items, asbestos-containing materials, or radioactive materials are now or have been used or stored at any property owned, leased or operated by Target, except in compliance in all material respects with Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(f)                  No claims have been asserted or, to Target’s Knowledge, threatened to be asserted against Target for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed of by Target.

(g)                  No Lien has been attached or filed or is, to the Knowledge of Target, threatened against Target in favor of any Person for (i) any liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Substances or (iii) any imposition of Liability.

(h)                  No property currently or formerly owned or operated by Target, including the Target Real Property, is listed on a List, and Target has not received any notice that any such property is being considered for listing on a List.

(i)                  All environmental audits, site assessments, risk assessments, and other environmental reports and studies, including summaries of any material test results or analytic data, conducted by, at the expense of, or on behalf of Target or that are otherwise in the possession of Target have been provided to Parent.

4.14                  Compliance with Applicable Laws

Target holds all approvals, licenses, permits, registrations, exemptions and similar authorizations from Governmental Authorities and other Persons necessary for the lawful conduct of its business as now conducted (the “Target Permits”). Section 4.14 of the Target Disclosure Letter lists each of the Target Permits. Except as set forth in the Target SEC Reports or in Section 4.14 of the Target Disclosure Letter, Target has been and is in compliance with the terms of the Target Permits and all applicable Laws in all material respects, and Target has not received any notice from any Person that the business of Target has been or is being conducted in violation of any applicable Law or the terms of any Target Permit in any material respect. Target has not received any notice that any Target Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Target has no Knowledge of any reasonable basis for any such termination, modification or non-renewal.

4.15                  Insurance

Section 4.15 of the Target Disclosure Letter sets forth a complete and accurate list of each insurance policy under which Target has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time during the past three years. Target has made available or will make available prior to the Closing Date to Parent a true and complete copy of each such policy that are in effect as of the date of this Agreement. With respect to each such policy, neither Target, nor, to Target’s Knowledge, any other party to the policy is in material breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Target does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy. Target has not received any notice that any of its policies cannot be renewed in the ordinary course of business, and has no Knowledge of any reasonable basis for any such non-renewal. All appropriate insurers under such insurance policies have been notified of all potentially insurable losses and pending litigation and legal matters, and no such insurer has informed Target of any denial of coverage or reservation of rights thereto. Section 4.15 of the Target Disclosure Letter describes any self-insurance arrangements affecting Target.

4.16                  Properties; Mining Claims .

(a)                  Section 4.16 of the Target Disclosure Letter sets out all of the real property owned, held, leased or controlled, whether legally or beneficially for the benefit of Target, including (i) all material fee surface and mineral property (“Target Fee Property”), (ii) all unpatented mining claims (“Target Mining Claims”), and (iii) all real property leases, mining leases, surface use agreements, rights-of-way, easements, or other contracts with respect to real property (“Target Property Contracts”). The Target Fee Property, Target Mining Claims and Target Property Contracts will be collectively referred to hereinafter as the “Target Real Property.” (b) Except as provided in Section 4.16 of the Target Disclosure Letter or the Target SEC Reports, Target owns good and marketable title to an undivided one hundred percent (100%) record and beneficial interest in and to the Target Real Property, in each case free and clear of any Liens, other than Permitted Liens. Target has not leased, subleased, optioned, mortgaged, or entered into other contract or agreement transferring any interest in the Target Real Property, Target Property Contracts, Water Rights, Target Improvements, or Target Listed Personal Property to any Person, and there are no actions, suits, administrative or other proceedings pending, or, to Target’s Knowledge, threatened against any of the Target Real Property. All ad valorem property and other Taxes assessed against the Target Real Property have been timely and properly paid.

(c)                  Except as set forth in Section 4.16(c) of the Target Disclosure Letter or the Target SEC Reports, (i) all annual labor and assessment work, rental fees or maintenance fees, license, royalty, and tax fees, and filings with any Governmental Authority required to hold the Target Mining Claims and the Target Property Contracts have been properly and timely performed, paid or filed, in all material respects and all affidavits of annual labor and assessment work and other filings required to maintain the Target Mining Claims in good standing have been properly and timely recorded and filed with the appropriate Governmental Authorities; (ii) the Target Mining Claims and Target Property Contracts are free and clear of any claims or Liens except for Permitted Liens, and there are no material conflicting claims by a third party with respect to the lands covered by the Target Mining Claims or Target Property Contracts; and (iii) there are no royalties or similar types of obligations payable or required to be paid to any Person having an interest in the Target Mining Claims or Target Property Contracts.

(d)                  All Target Property Contracts are in good standing, valid and effective in accordance with their respective terms, Target has performed all of its material obligations thereunder, and there is not, under any of such Target Property Contracts any existing default or event of default (or event which with notice or lapse or time, or both would constitute a default; or would constitute a basis of force majeure or other claim of excusable delay or non-performance) of Target or the other party to the Property Contract. To Target’s Knowledge, the party granting Target rights to the properties covered by those Target Property Contracts owns good and marketable title to those properties, free and clear of all Liens, other than Permitted Liens.

(e)                  Section 4.16(e) of the Target Disclosure Letter sets out water rights owned, held, leased or controlled, whether legally or beneficially for the benefit of Target, including all surface and underground water and water rights, including but not limited to certificates, licenses, and permits, together with all applications for water rights or applications or permits for the use, transfer or change of water rights, ditch and ditch rights, well and well rights, reservoir and reservoir rights, stock or interests in irrigation or ditch companies appurtenant to the Target Real Property and all other rights to water for use at or in connection with the Target Real Property or the mining of minerals from the Target Real Property (“Water Rights”). Except as set forth in Section 4.16(e) of the Target Disclosure Letter, (i) Target owns good and marketable title to an undivided one hundred percent (100%) record and beneficial interest in and to the Water Rights, free and clear of all Liens, except for Permitted Liens, and (ii) the Water Rights are sufficient to conduct the operations and activities of the Target as they are currently being conducted.

(f)                  Section 4.16(f) of the Target Disclosure Letter sets out improvements (“Target Improvements”) to the Target Real Property and personal property (“Target Listed Personal Property”) owned, held, leased or controlled, whether legally or beneficially for the benefit of Target. Except as set forth in Section 4.16(f) of the Target Disclosure Letter, (i) Target owns good and marketable title to an undivided one hundred percent (100%) interest in and to all Target Improvements and Target Listed Personal Property, free and clear of all Liens, except for Permitted Liens, and (ii) all Target Improvements and Target Listed Personal Property are in good condition and repair, ordinary wear excepted, and are suitable for the purposes for which they are currently used by Target.

(g)                  Except as set forth in Section 4.16(g) of the Target Disclosure Letter, Target owns or leases all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate its business and their business as currently conducted.

(h)                  Except as disclosed in Section 4.16(h) of the Target Disclosure Letter, Target has now and, immediately following the consummation of the transactions contemplated by this Agreement, will have the right to occupy and use each of its Real Properties and Target Improvements in the same manner currently occupied and used by Target to conduct its business as presently conducted.

(i)                  Target is not obligated under any forward sale or advanced sale contract with respect to minerals produced or producible from the Target Real Property under which sales proceeds are paid by the purchaser in advance of delivery.

(j)                  Target has made available to Parent Parties all information, data, geological and geophysical test results, maps and surveys in the possession of Target that might reasonably be expected to be material to a prospective purchaser of the Target or that have been requested by Parent relating to Target and its properties and business, and Target has not withheld from Parent Parties any such information, data, test results, maps or surveys. Target represents and warrants that all such information, data, test results, maps and surveys were prepared or procured by Target in the ordinary course of business.

(k)                  Each of the technical reports prepared by or on behalf of Target and filed by Target on SEDAR (the “Target 43-101 Technical Reports”) was prepared in good faith and in the ordinary course of business and in accordance with the requirements of NI 43-101. To Target’s Knowledge, the estimates of mineral reserves and resources reflected in the Target 43-101 Technical Reports were estimated in good faith using methods and based on assumptions considered reasonable at the time of estimation on the basis of drill and test data generated and compiled in accordance with prudent mining and engineering practice. The mine plans of Target listed in Section 4.16 of the Target Disclosure Letter, including the financial forecasts and budgets include therein and the studies related thereto (i) have been prepared by management of Target in good faith and in the ordinary course of business, and (ii) are based on assumptions, including assumptions relating to mining operations, capital and operating costs and production rates, that are considered by management to be reasonable, as at the date the mine plans were prepared, for the purpose of planning the future mining operations of Target, provided that Parent acknowledges that Target provides no assurance as to the future uranium prices used in such mine plans, other than where the uranium prices reflect contractual prices for uranium to be delivered under existing supply agreements.

4.17                  Material Contracts

Set forth in Section 4.17 of the Target Disclosure Letter is a complete and accurate list of each Material Contract (which list sets forth the parties to each such agreement and the date on which such agreement was entered into) to which Target is a party or by which Target or any of its assets are bound. Target has provided or will make available to Parent prior to the Closing Date true and complete copies of all Material Contracts unless otherwise available in Target SEC Reports. Except as set forth in Section 4.17 of the Target Disclosure Letter, each Material Contract is valid and binding and in full force and effect and Target has performed all obligations required to be performed by them under each Material Contract in all material respects. To Target’s Knowledge, there does not exist, nor has Target received written notice of, any material breach of or violation or default under, any of the terms, conditions or provisions of any Material Contract and Target has not received written notice of the desire of the other party or parties to any such contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder that would be reasonably likely to have a Material Adverse Effect with respect to Target. Subject to the Enforceability Exception, each Material Contract is enforceable by Target in accordance with its terms.

4.18                  Required Shareholder Vote

The affirmative vote of (i) the holders of a majority of the outstanding Target Common Shares entitled to vote at the Target Meeting at a duly convened and held shareholder meeting at which a quorum is present (the “Target Shareholders’ Approval”) and (ii) a majority of the Target Common Shares cast at the Target Meeting exclusive of all Target Common Shares owned, directly or indirectly, by the Parent Parties or the officers or directors of Target (the “Unaffiliated Shareholders’ Approval”, collectively, the “Target Shareholder Approvals”) are the only votes required of the holders of any class or series of Target’s capital stock that shall be necessary to adopt this Agreement and to consummate the Transactions.

4.19                  Form F-4 and Proxy Statement/Prospectus

None of the information to be supplied by Target specifically for inclusion in (a) the registration statement on Form F-4 to be filed by Parent with the SEC in connection with the issuance of Parent Common Shares in the Merger or (b) the proxy statement on Schedule 14A relating to the Target Meeting to be filed by Target, which will also constitute the prospectus in respect of Parent Common Shares registered by means of the Form F-4 to be filed by Parent (the “Proxy Statement/Prospectus”), to be filed by Target and Parent with the SEC, in each case, and any amendments or supplements thereto, will, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the Target shareholders and at the time of the Target Meeting, and, in the case of the Form F-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Target with respect to statements made or incorporated by reference in the Form F-4 or the Proxy Statement/Prospectus based on information supplied by Parent, Merger Sub or any of their Representatives for inclusion or incorporation by reference therein.

4.20                  Intellectual Property

Except as set forth in Section 4.20 of the Target Disclosure Letter, the Target owns, licenses or otherwise possesses title to or the right to use all patents, trademarks, service marks, trade names, registered copyrights and applications therefor owned by or registered in the name of Target, together with all other material intellectual property assets, including computer software, owned or licensed by Target, and, in either case, used by the Target in connection with the operation and conduct of its business (collectively, the “Target Intellectual Property”). The Target Intellectual Property set forth in Section 4.20 of the Target Disclosure Letter constitutes all material intellectual property used by the Target in connection with the conduct and operation of its business. Except as set forth in Section 4.20 of the Target Disclosure Letter, Parent will have the right to use the Target Intellectual Property following the Closing. To the Knowledge of Target, it is not infringing any valid patent right, trademark, service mark, trade name, copyright or other intellectual property right of any third party in connection with its use of the Target Intellectual Property that would be reasonably likely to have a Material Adverse Effect with respect to Target.

4.21                  Affiliate Transactions

Target has not entered into any agreements, contracts, commitments or transactions (other than Target Benefit Plans), whether or not entered into in the ordinary course of business, to or by which Target, on the one hand, and any of its officers, directors or affiliates (or any affiliates of such officers or directors), on the other hand, are or have been a party or are otherwise bound or affected and that (a) are currently pending or proposed, in effect or have been in effect at any time since January 1, 2012 or (b) involve continuing Liabilities and obligations to or of Target.

4.22                  Brokers

No broker, finder or investment banker (other than Haywood Securities Inc. (“Haywood”) and Euro Pacific Canada Inc. (“Euro Pacific”) the fees and expenses of which will be paid by Target at Closing) is entitled to any brokerage, finder’s fee or other fee or commission payable by Target in connection with the Transactions based upon arrangements made by and on behalf of Target. Target has heretofore furnished to Parent a true and complete copy of all agreements between Target and Haywood and Euro Pacific pursuant to which such firms would be entitled to any payment relating to the Transactions.

4.23                  FIRPTA

The Target Common Shares shall be “regularly traded” on an established securities exchange within the meaning of Treasury Regulation Section 1.897 -9T(d). Other than as disclosed in Section 4.23 of the Target Disclosure Letter, no Target shareholder who is a “foreign person” (as defined in Section 1445(f)(3)) holds or has held more than 5% of Target Common Shares at any time during the 5-year period ending on Closing Date.

4.24                  Fairness Opinion; Board Approval

(a)                  Target’s board of directors has received a written opinion dated January 2, 2015 from Euro Pacific to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of the Target Common Shares (other than Parent and its affiliates). A true and complete copy of such opinion has been provided to Parent.

(b)                  Target’s board of directors, at a meeting duly called and held, unanimously (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the shareholders of Target, (ii) approved this Agreement and the Transactions and (iii) recommended approval and adoption of this Agreement and the Merger and the Transactions by the shareholders of Target.

4.25                  Controls and Procedures

Except as set forth in the Target SEC Reports and Target SEDAR Reports, Target has established and maintains “disclosure controls and procedures” that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Target in the reports that it is required to file under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws and that all such information is accumulated and communicated to Target’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Target required under applicable Laws (including applicable securities Laws) with respect to such reports. Except as set forth in Section 4.25 of the Target Disclosure Letter, in the Target SEC Reports or Target SEDAR Reports, neither Target nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Target’s internal controls as contemplated under applicable Laws (including applicable securities Laws and Section 404 of the Sarbanes-Oxley Act). Target has made or will make available to Parent prior to the Closing Date true and complete copies of any disclosures made by management to Target’s auditors and audit committee regarding such significant deficiencies or material weaknesses. Target has no Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Target or its internal accounting controls, including any material complaint, allegation, assertion or claim that Target has engaged in questionable accounting or auditing practices. No attorney representing Target, whether or not employed by Target, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Target or any of its officers, directors, employees or agents to the board of directors of Target or any committee thereof or to any director or officer of Target. Target has not granted any waivers with respect to its policies regarding ethical conduct.

4.26                  Takeover Matters

Target does not have any applicable anti-takeover provision in its articles of incorporation or bylaws. Target and Target’s board of directors have each taken all actions necessary to be taken such that the Target Rights Plan is not, or at the Effective Time will not be, applicable to Target, Parent, Merger Sub, the Target Common Shares, the Voting Agreements, this Agreement or the Transactions.

4.27                  Related Party Transactions

Except as set forth in the Target SEC Reports and Target SEDAR Reports, the Target has not, and, to the knowledge of the Target, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the knowledge of the Target, any member of their immediate families (i) acquired or have the use of property for proceeds greater than the fair market value thereof, (ii) received services or have the use of property for consideration other than the fair market value thereof, or (iii) received interest or any other amount other than at a fair market value rate from any person with whom it does not deal at arm’s length within the meaning of applicable taxation acts. Except as set forth in the Target SEC Reports and Target SEDAR Reports, the Target has not, and, to the knowledge of the Target, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the knowledge of the Target, any member of their immediate families (i) disposed of the property for proceeds less than the fair market value thereof, (ii) performed services for consideration other than the fair market value thereof or (iii) paid interest or any other amount other than at a fair market value rate to any person with whom it does not deal at arm’s length within the meaning of applicable acts. Except as set forth in the Target SEC Reports and Target SEDAR Reports and to the knowledge of the Target, none of the officers, directors and employees of the Target, no shareholder of the Target and no immediate family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than five percent (5%) of the equity ownership of any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Target. Since the date of 2013Target Balance Sheet, no event has occurred that would be required to be reported as a “certain relationship of related transaction” pursuant to Item 404 of Regulation S-K of the SEC.

4.28                  Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws.

(a)                  Target has complied with the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws.

(b)                  Neither Target nor any director, officer, agent, employee or representative of Target at the direction of or on behalf of Target corruptly or otherwise illegally offered or gave anything of value to: (i) any official, employee or representative of a Governmental Authority, any political party or official thereof, or any candidate for political office; or (ii) any other Person, in any such case while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any official, employee or representative of a Governmental Authority, any political party or official thereof, or candidate for political office for the purpose of the following: (x) influencing any action or decision of such Person, in his or her official capacity, including a decision to fail to perform his or her official function; (y) inducing such Person to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist in obtaining or retaining business or to secure an improper business advantage; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist Target in obtaining or retaining business for, or with, or directing business to, any Person or in securing any improper advantage.

(c)                  There have been no false or fictitious entries made in the books or records of Target relating to any illegal payment or secret or unrecorded fund and Target has not established or maintained a secret or unrecorded fund.

4.29                  Powers of Attorney

Except as disclosed in Section 4.29 of the Target Disclosure Letter, there are no powers of attorney executed on behalf of the Target.

4.30                  Books and Records

To the Knowledge of the Target, the minute books and other similar records of the Target for the most recent three full fiscal years and any interim period contain a true and complete record, in all material respects, of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors (and other similar governing bodies) and committees of the boards of directors (and other similar governing bodies) of the Target.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

Except as set forth in the disclosure letter delivered by Parent to Target contemporaneously with the execution hereof (the “Parent Disclosure Letter”), each of Parent and Merger Sub represent and warrant to Target, unless another date is specifically referenced in a particular representation or warranty, as of the Agreement Date and as of the Closing Date, that the representations and warranties contained in this Article V are true and correct on and as of such dates. For purposes of this Agreement, a document shall be deemed to have been “made available” by Parent to Target if it is publicly available through EDGAR or SEDAR:

5.1                  Organization and Qualification

.

(a)                  Parent and each of its Subsidiaries are corporations or other entities, are validly existing and in good standing under the laws of the jurisdiction of their respective incorporation or organization, and have all requisite corporate or other power and authority to own, lease, use and operate their properties and to carry on their respective business as it is now being conducted.

(b)                  Parent and each of its Subsidiaries are duly qualified or licensed to do business as foreign corporations and are in good standing in each jurisdiction in which such qualification or licensing is required, except for such failures to be so qualified or licensed as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Parent or Merger Sub. Section 5.1(b) of the Parent Disclosure Letter sets forth a true and correct list of all of the jurisdictions in which Parent and each of its Subsidiaries are qualified or licensed to do business as foreign corporations.

(c)                  Section 5.1(c) of the Parent Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of Parent and their respective jurisdictions of incorporation or organization. None of Parent or its Subsidiaries owns any equity interest in any Person other than as set forth in Section 5.1(c) of the Parent Disclosure Letter.

(d)                  Parent has previously delivered to Target a true and complete copy of its articles of incorporation and bylaws, in each case as amended through the Agreement Date, and has made available the articles of incorporation, bylaws or other organizational documents of each of the Parent Material Subsidiaries, in each case as amended through the Agreement Date. Neither Parent nor any of the Parent Material Subsidiaries is in violation of its articles or certificate of incorporation, as applicable or other similar governing documents.

(e)                  Parent is the sole shareholder, and owns all of the issued and outstanding stock, of Energy Fuels Holdings Corp., a company incorporated under the laws of the State of Delaware, and Energy Fuels Holdings Corp., is the sole shareholder, and owns all of the issued and outstanding stock, of Merger Sub.

5.2                  Capitalization.

(a)                  Parent is authorized to issue an unlimited number of Parent Common Shares, as well as an unlimited number of preferred shares issuable in series, and an unlimited number of series A preferred shares (the preferred shares collectively, the “Parent Preferred Shares”). As of the Agreement Date, there are: (i) 19,677,552 Parent Common Shares issued and outstanding (not including 20,920 treasury shares held by a subsidiary of the Parent); (ii) 905,413 options to acquire Parent Common Shares outstanding (“Parent Options”), 902,620 of which have been issued and are governed by the stock option plan of the Parent dated March 2014 (the “Parent Stock Option Plan”) and 2,793 issued in connection with the acquisition of Strathmore Mineral Corp.; (iii) nil Parent Preferred Shares issued or outstanding; (iv) 1,079,069 Parent Common Shares reserved for issuance upon the exercise of currently outstanding warrants (the “Parent Warrants”); (v) 1,466,665 Parent Common Shares reserved for issuance upon the conversion of currently outstanding convertible debentures (“Parent Debentures”) and (vi) a number of rights equivalent to the number of Parent Common Shares issued and outstanding have been issued and are outstanding pursuant to a Shareholder Rights Plan adopted by Parent effective as of March 19, 2009 and reconfirmed on February 10, 2012 (“Parent Rights Plan”). All outstanding Parent Common Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or other similar right. Other than as set forth in Section 5.2(a) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has agreed to register any securities under the Securities Act or any state securities laws.

(b)                  Except as set forth in Section 5.2(a) of this Agreement or in Section 5.2(b) of the Parent Disclosure Letter, there are no authorized or outstanding (i) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, stock appreciation rights, phantom equity or other claims or commitments of any character (including “rights plans” or “poison pills”) that may obligate Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, (ii) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interest of Parent or any of its Subsidiaries or any securities or agreements listed in clause (i) of this sentence, or (iii) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of Parent or any of its Subsidiaries.

(c)                  Parent is, directly or indirectly, the record and beneficial owner of all of the outstanding equity interests of each Subsidiary of Parent, and holds such shares or interests free and clear of all Liens other than statutory Liens for Taxes not yet due and payable.

(d)                  Except as disclosed in the Parent SEC Reports and/or the Parent SEDAR Reports, there are no outstanding bonds, debentures, notes or other evidences of indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders or other equity holders of Parent or any of its Subsidiaries, whether together or as a separate class, on any matters on which such holders may vote.

(e)                  Section 5.2(e) of the Parent Disclosure Letter sets forth the following information with respect to the Parent Stock Options outstanding as of the Agreement Date: (i) the number of Parent Common Shares issuable upon exercise thereof, (ii) the exercise price and (iii) the termination date. The completion of the Merger and the transactions contemplated by this Agreement will not result in the acceleration of the vesting of any of the Parent Options and the board of directors of Parent will not undertake any action that would result in a “change of control” being deemed to have occurred under the Parent Stock Option Plan.

5.3                  Authority; Validity of Agreement

Each of the Parent Parties has full corporate power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is or will be a party and, subject to obtaining the Parent Shareholders’ Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which each of the Parent Parties is or will be a party and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement and any Ancillary Agreements to which it is or will be a party or to consummate the Transactions, other than the Parent Shareholders’ Approval. This Agreement has been, and the Ancillary Agreements to which each of the Parent Parties is or will be a party are, or upon execution will be, duly and validly executed and delivered by the Parent Parties, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of the Parent Parties, as the case may be, enforceable against the Parent Parties, as the case may be, in accordance with their respective terms, subject to the Enforceability Exception.

5.4                  No Violation; Consents and Approvals

.

(a)                  The execution and delivery of this Agreement and any Ancillary Agreement to which Parent or Merger Sub is or will be a party, the consummation of the Transactions and the performance by each of Parent or Merger Sub of its obligations hereunder and thereunder will not (i) conflict with any provision of the articles or certificate of incorporation, as applicable, of Parent or Merger Sub, (ii) Except as set forth in Section 5.4(a) of the Parent Disclosure Letter, result in any violation of, or the breach of, or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of any benefit under, or the acceleration of performance, vesting or an increase in compensation or benefit required by, or the creation of any Lien upon any equity interests in or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, lease, mortgage, license, plan, agreement or other instrument or obligation to which Target or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound, including the trust indenture relating to the outstanding Parent Debentures, or (iii) violate the provisions of any Law applicable to Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for such violations, breaches, defaults, or rights of termination, cancellation or acceleration that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent or Merger Sub, materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

(b)                  No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Authority or any other Person is required in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which either of the Parent Parties is or will be a party and the consummation of the Transactions by Parent or Merger Sub and the performance by either Parent or Merger Sub of its obligations hereunder or thereunder, except for (i) the filing with the SEC of the Form F-4, the Proxy Statement/Prospectus in definitive form and the filing and declaration of effectiveness of the Form F-4, (ii) the receipt of the Parent Shareholders’ Approval, (iii) the filing with the Canadian Securities Regulatory Authorities on SEDAR and the furnishing of such filings to the SEC on EDGAR as may be required in connection with this Agreement and the other transactions contemplated by this Agreement, including the information circular in connection with the Parent Meeting, (iv) any consents, authorizations, approvals, filings or exemptions in connection with rules and policies of the NYSE MKT and TSX, (v) such filings, authorizations or approvals as may be required under the HSR Act, (vi) the filing of the Articles of Merger, (vii) the approval of the State of Utah Division of Radiation Control with respect to any change of control of the White Mesa Mill Radioactive Material License and Groundwater Discharge Permit and Air Approval Order and (viii) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (A) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of mining and milling properties and (B) the failure of which to be obtained or made, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent or Merger Sub, materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

(c)                  The execution and delivery of this Agreement and any Ancillary Agreement to which Parent or Merger Sub is or will be a party, the consummation of the Transactions and the performance by each of Parent or Merger Sub of its obligations hereunder and thereunder will not trigger any severance, termination or other payment or any right to claim such a payment other than any employment agreement as set forth in Section 5.12(f) of the Parent Disclosure Letter to which Parent or any of its subsidiaries are party to with any director, officer or employee of Parent of any subsidiary of Parent.

5.5                  Parent Reports

(a)                  Parent has timely filed with or furnished to the SEC, and has heretofore made available to Target true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), required to be filed, furnished or submitted by it with the SEC or mailed to its shareholders pursuant to the Securities Act, the Exchange Act or rules promulgated thereunder since January 1, 2012 (collectively, the “Parent SEC Reports”). As of their respective dates (or, if any Parent SEC Reports were amended, as of the date such amendment was filed with the SEC), each Parent SEC Report, including any financial statements or schedules included therein and as amended, if amended, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules promulgated thereunder and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

No event since the date of the last Parent SEC Report has occurred that would require Parent to file a Current Report on Form 6-K other than the execution of this Agreement.

(b)                  Copies of Parent’s prospectuses, financial statements, management discussion & analysis, annual information forms, management information circulars, material change reports and other public disclosure documents (including exhibits and amendments thereto, and documents incorporated by reference therein) filed with or furnished to the securities regulatory authorities in the Provinces of Canada in which Parent is a “reporting issuer” or equivalent (“Canadian Securities Regulatory Authorities”) since January 1, 2012 (collectively, the “Parent SEDAR Reports”) are available online through SEDAR. Parent has timely filed each of the Parent SEDAR Reports required to be filed or submitted by it or mailed to its shareholders pursuant to the applicable securities legislation (including any rules and regulation promulgated thereunder) of each of the Provinces of Canada in which Parent is a “reporting issuer” or equivalent. As of their respective dates (or, if any Parent SEDAR Reports were amended, as of the date such amendment was filed on SEDAR), each Parent SEDAR Report, including any financial statements or schedules included therein, (i) complied in all material respects with all applicable requirements of such applicable securities legislation and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (c) The Chief Executive Officer and Chief Financial Officer of Parent have made all certifications (without qualification or exception to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) if required to do so as of such dates pursuant to the applicable securities legislation (including any rules and regulation promulgated thereunder) of each of the Provinces of Canada in which Parent is a “reporting issuer” or equivalent, the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct.

(d)                  Except as disclosed in either the Parent SEC Reports or the Parent SEDAR Reports, neither Parent nor any of its officers has received any notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e)                  To the Knowledge of Parent, each director and executive officer of Parent has filed all required insider reports under Canadian securities laws.

(f)                  Except as set forth in either the Parent SEC Reports or Parent SEDAR Reports, Parent is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the applicable rules of the TSX and NYSE MKT.

5.6                  Financial Statements

Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included or incorporated by reference in the Parent SEDAR Reports has been or will be prepared from, and is or will be in accordance with, the books and records of Parent and its consolidated Subsidiaries, complies or will comply in all material respects with applicable accounting requirements and with the published rules and regulations of applicable Canadian securities law with respect thereto as in effect at the time of filing, has

5.7                  Absence of Undisclosed Liabilities

Except as and to the extent (i) set forth on the consolidated balance sheet of Parent and its Subsidiaries as at December 31, 2013, including the notes thereto (the “2013 Parent Balance Sheet”), (ii) set forth on the unaudited consolidated balance sheet of Parent and its Subsidiaries as at September 30, 2014, including the notes thereto (the “September 30, 2014 Parent Balance Sheet”) (each of the 2013 Parent Balance Sheet and the September 30, 2014 Parent Balance Sheet as filed on SEDAR), or (iii) specifically and individually described in Section 5.7 of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has any Liability required to be reflected or reserved against in a consolidated balance sheet of Parent prepared in accordance with IFRS as applied in preparing the 2013 Parent Balance Sheet or the September 2014 Parent Balance Sheet, as applicable, except for Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Parent.

5.8                  Off-Balance Sheet Arrangements

Neither the Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any "off balance sheet arrangements", as defined in Item 303(a) of Regulation S-K under the Exchange Act.

5.9                  Absence of Certain Changes

Except as (i) disclosed in either the Parent SEC Reports or Parent SEDAR Reports filed and publicly available prior to the Agreement Date, including the September 30, 2014 Parent Balance Sheet; (ii) contemplated by this Agreement, or (iii) set forth in Section 5.9 of the Parent Disclosure Letter, as of the date of this Agreement, except for Sections 5.9(a), 5.9(b) and 5.9(o) which shall be true as of the date of this Agreement and as of the Closing Date, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice since December 31, 2013 and since December 31, 2013:

(a)                  there has not been any change or development that, individually or in the aggregate, has had or would be reasonably likely to have had a Material Adverse Effect with respect to Parent;

(b)                  there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or its Subsidiaries, whether or not covered by insurance;

(c)                  there has not been any amendment or change in the Parent’s organizational documents;

(d)                  there has not been any incurrence, creation or assumption of (i) any Lien on any of its assets or properties (other than Permitted Liens) or (ii) any Liability as a guarantor or surety with respect to the obligations of any Person other than a Subsidiary of the Parent other than in the ordinary course of business consistent with past practice;

(e)                  there has not been any increase or agreement to increase the wages, salaries or compensation payable to any officer, employee or director from the amount thereof in effect as of September 30, 2014, other than increases in wages, salaries and other cash compensation in the ordinary course of business consistent with past practice;

(f)                  there has not been a grant of, or change in, any severance or termination pay, other than with respect to new employment agreements entered into in the ordinary course of business consistent with past practice;

(g)                  the Parent has not entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons;

(h)                  the Parent has not adopted or amended, or accelerated the payment or vesting of benefits under, any Parent Benefit Plan;

(i)                  the Parent has not declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock;

(j)                  the Parent has not effected or authorized any split, combination or reclassification of any of Parent’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock, except for issuances of Parent Common Shares upon the exercise of Parent Options or Parent Warrants, in each case, in accordance with their terms at the time of exercise,

(k)                  there has not been any material change, and the Parent does not have Knowledge of any reason that would require any material change, in any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries or any revaluation of any of its assets;

(l)                  the Parent has not made or changed any material Tax election, or settled or compromised any material income Tax liability, or materially amended any Tax Return;

(m) the Parent has not acquired any material assets, or sold, leased, exchanged, transferred, licensed, farmed-out or otherwise disposed of any material assets, in each case other than in the ordinary course of business consistent with past practice;

(n)                  the Parent has not discharged or satisfied any Indebtedness or paid any obligation or Liability, other than current Liabilities incurred and paid in the ordinary course of business and consistent with past practice;

(o)                  there has not been the commencement of any action, suit, arbitration, mediation, proceeding, claim or investigation, or receipt notice of, or a threat of any action, suit, arbitration, mediation, proceeding, claim or investigation against the Parent and its Subsidiaries relating to any of its business, properties or assets; and

(p)                  the Parent has not made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

5.10                  Taxes

Except as set forth in Section 5.10 of the Parent Disclosure Letter:

(a)                  Parent and each of its Subsidiaries have timely filed or will file all Tax Returns required by applicable Law to be filed by any of them prior to or as of the Closing Date. As of the Closing Date, the foregoing Tax Returns were true and correct and prepared in compliance with applicable law in all material respects. The unpaid Taxes of Parent or its Subsidiaries did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the 2013 Parent Balance Sheet (rather than in any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Parent and its Subsidiaries in filing their Tax Returns, and such reserve fully accounts for all Tax accrued or accruing for all periods up to the date of such 2013 Parent Balance Sheet. Neither Parent, nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. Parent has made available or will make available prior to the Closing Date true and complete copies of its Tax Returns to Parent for all periods beginning on or after January 1, 2010.

(b)                  Parent and each of its Subsidiaries have paid all Taxes due with respect to any period ending prior to or as of the Closing Date except where failure to pay any such Taxes will not have a Material Adverse Effect with respect to Parent. Parent and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, director, officer, agent, independent contractor, creditor, shareholder, or other third party, except where failure to pay or withhold any such Taxes will not have a Material Adverse Effect with respect to Parent.

(c)                  No Audit by a Tax Authority is pending or, to the Knowledge of Parent, threatened, with respect to any Tax Returns filed by, or Taxes due from, Parent or any of its Subsidiaries. No issue has been raised by any Tax Authority in any Audit of Parent or any of its Subsidiaries that, if raised with respect to any other period not so audited, reasonably could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed or, to the Knowledge of Parent, threatened, against Parent or any of its Subsidiaries. No claim has ever been made in writing by a Tax Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes upon the assets of Parent or any of its Subsidiaries, except Liens imposed by operation of law for current Taxes not yet delinquent.

(d)                  Neither Parent nor any of its Subsidiaries has given any waiver of statutes of limitations relating to Taxes or executed a power of attorney with respect to Tax matters that, in either case, will be outstanding as of the Closing Date.

(e)                  There are no Tax sharing, Tax indemnity or similar agreements to which Parent or any of its Subsidiaries is a party or bound by or pursuant to which Parent or any of its Subsidiaries has any obligation or liability for Taxes except for agreements among Parent and its Subsidiaries.

(f)                  Except for the group of which Parent is currently the parent corporation, Parent has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a group of corporations filing combined or unitary returns.

(g)                  Parent has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(h)                  None of Parent or any of its Subsidiaries has any liability for Taxes of any Person (other than Parent and its Subsidiaries) under Treasury Regulation Section 1.1502 -6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i)                  Neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 within the two-year period preceding the date of this Agreement.

(j)                  None of Parent or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date or (iii) an installment sale or open transaction disposition made on or prior to the Closing Date.

(k)                  Neither Parent nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011 -4(c) (or any predecessor of such Treasury Regulation), in (i) any “listed transaction” within the meaning of Code Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law) or (ii) any transaction required to be registered with the Internal Revenue Service under Code Section 6111 as in effect on or prior to December 31, 2013 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law).

(l)                  Neither Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax Law) and (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local or foreign Tax Law).

5.11                  Litigation

Except as specifically disclosed in either the Parent SEC Reports or Parent SEDAR Reports filed and publicly available prior to the Agreement Date or Section 5.11 of the Parent Disclosure Letter, there is no suit, claim, action, proceeding or investigation pending or, to Parent’s Knowledge, threatened against or directly affecting Parent, any Subsidiary of Parent or any of the directors or officers of Parent or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor, that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect with respect to Parent if determined adversely to Parent, a Subsidiary of Parent or any such director or officer.

Neither Parent nor any of its Subsidiaries, nor any officer, director or employee of Parent or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority that names such Person from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Parent or such Subsidiary nor, to the Knowledge of Parent, is Parent, any Subsidiary of Parent or any officer, director or employee of Parent or any of its Subsidiaries under investigation by any Governmental Authority. There has not been, and to the Parent’s Knowledge, there is not pending or contemplated, any investigation by the SEC involving the Parent or any current or former director or officer of the Parent.

5.12                  Employee Benefit Plans; ERISA

(a)                  Section 5.12(a) of the Parent Disclosure Letter contains a true and complete list of each plan, fund, contract, program, agreement and arrangement (whether written or not) for the benefit of present or former employees or directors, including those intended to provide pension, profit sharing, retirement, supplemental retirement, deferred compensation, equity incentive, or bonus or other incentive benefits (whether or not tax qualified and whether or not defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); disability, medical, dental, or other health insurance benefits, life insurance or other death benefit benefits (whether or not defined in Section 3(1) of ERISA); salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA) (i) to which Parent or any of its Subsidiaries is a party or by which it is bound, or (ii) with respect to which Parent or any of its Subsidiaries has made any payments or contributions or may otherwise have any liability, whether direct or indirect, (including any such plan or other arrangement formerly maintained by Parent or any of its Subsidiaries), (iii) that Parent or any of its Subsidiaries has committed to implement, establish, adopt or contribute to in the future, (iv) for which Parent or any of its Subsidiaries is or may be financially liable as a result of Parent’s affiliation with any company or any company’s shareholders which together with Parent or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Parent ERISA Affiliate”) (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the plan is maintained by the Parent or any of its Subsidiaries for the benefit of its employees or former employees), (v) for or with respect to which Parent or any of its Subsidiaries is or may become liable under any common law successor doctrine, express successor liability provision of Law, labor or employment Law or agreement with a predecessor employer (“Parent Benefit Plan”). Parent Benefit Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither Parent nor any of its affiliates has any present or potential Liability.

(b)                  With respect to each Parent Benefit Plan, (i) such plan has been administered in compliance with its terms and applicable Law in all material respects, (ii) each Parent Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is maintained under a prototype or volume submitter plan and with respect to which the Parent and the Parent ERISA Affiliates are entitled to rely upon a favorable opinion or advisory letter issued by the Internal Revenue Service, (iii) to the Knowledge of the Parent, there is no circumstance that will result in the revocation of any favorable determination letter, opinion letter or advisory letter issued by the Internal Revenue Service, (iv) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any Knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA, (v) no disputes are pending or, to the Knowledge of Parent or any Parent ERISA Affiliate, threatened, other than ordinary claims for benefits, nor is there any basis for such a proceeding, (vi) neither Parent nor any Parent ERISA Affiliate has engaged in, and neither Parent nor any Parent ERISA Affiliate has any Knowledge of any Person that has engaged in, any transaction prohibited by Section 406 of ERISA or Section 4975 of the Code, except for those which an exemption applies (vii) all contributions due have been made on a timely basis, (viii) all required reports, notices and descriptions related to the Parent Benefit Plan (including, but not limited to, those required by Parent Benefit Plan provisions, ERISA and the Code) have been distributed to participants or filed with the appropriate Governmental Authority, (ix) all contributions made or that will be made under any Parent Benefit Plan meet the requirements for deductibility under the Code, (x) Parent is not liable (either directly or as a result of indemnification) for any excise Taxes, penalties, damages or equitable relief as a result of any violation under ERISA or any other applicable Law, (xi) no leased employees (as defined in Section 414(n) of the Code) or independent contractors are eligible for, or participate in, any Parent Benefit Plan and (xii) no audit or examination by a Governmental Authority is currently pending (nor has notice been received regarding a potential audit or examination) and there are no pending submissions to a Governmental Authority.

(c)                  With respect to all Parent Benefit Plans, to the extent that the following documents exist, Parent has furnished Target with true and complete copies of: (i) the most recent determination letter, if any, received by the Parent or any Parent ERISA Affiliate from the IRS, (ii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the Department of Labor and the Internal Revenue Service), (iii) the Annual Report/Return (Form Series 5500) with financial statements, if any, and attachments for the most recent plan year, (iv) Parent Benefit Plan documents, summary plan descriptions, trust agreements, insurance contracts, individual agreements, service agreements and all related contracts and documents (including any material employee summaries and material employee communications), and (v) all Internal Revenue Service or Department of Labor audit closing letters, audit finding letters, revenue agent findings and similar documents.

(d)                  Any Parent Benefit Plan, individual employment, severance or other compensatory agreement or arrangement with respect to which the Parent or any Parent ERISA Affiliate has any current or future obligation that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), complies in form and operation with the requirements under Code Section 409A and the Treasury Regulations issued thereunder (without regard to the effective date of such regulations) so as not to result in the imposition of additional Tax or interest to a service provider.

(e)                  No Parent Benefit Plan is a multiple employer plan (as defined in Section 413(c) of the Code), a multiemployer plan (as defined in Section 3(37) of ERISA), a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, a plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, a plan that is intended to be qualified under Section 401(a), a welfare plan that is self-funded, a plan that owns employer stock or a plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(f)                  No present or former employees or directors of Parent or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits.

(g)                  No condition, agreement or Parent Benefit Plan provision limits the right of Parent or Merger Sub to amend, cut back or terminate any Parent Benefit Plan (except to the extent such limitation arises under ERISA). Each Parent Benefit Plan may be unilaterally amended or terminated in its entirety without liability except as to (i) benefits accrued thereunder prior to such amendment or termination or (ii) costs necessary to satisfy any notice periods described in such Parent Benefit Plan or funding vehicle.

(h)                  The execution, delivery, and performance by Parent of this Agreement or any Ancillary Agreement to which Parent is or will be a party and the consummation of the Transactions will not constitute an event under any Parent Benefit Plan that will (i) cause any Parent Benefit Plan to increase benefits payable to any participant or beneficiary, (ii) entitle any current or former employee or director of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, benefit or award, or (iii) modify or result in any payment (whether as severance pay or otherwise), acceleration, vesting, or increases in benefits, awards or compensation with respect to any employee of the Parent or Subsidiary of Parent, except as set forth in Section 5.12(f) of the Parent Disclosure Letter.

5.13                  Environmental Liability

Except as set forth in Section 5.13 of the Parent Disclosure Letter or either the Parent SEC

Reports or Parent SEDAR Reports filed and publicly available prior to the Agreement Date, including the September 30, 2014 Parent Balance Sheet: (a) The businesses of Parent and its Subsidiaries have been and are operated in compliance in all material respects with all applicable Environmental Laws.

(b)                  Neither Parent nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws, and, to Parent’s Knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has otherwise occurred at any property or facility currently or formerly owned, leased or operated by Parent or any of its Subsidiaries, including the Parent Real Property, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(c)                  Neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the Knowledge of Parent, any other communication alleging or concerning any material violation by Parent or any of its Subsidiaries of, or responsibility or liability of Parent or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the Knowledge of Parent, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Parent or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Parent have any Knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d)                  Parent and its Subsidiaries have obtained and are in compliance in all material respects with all approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the Parent Real Property, Parent Improvements and the businesses of Parent and its Subsidiaries as currently conducted, and there are no pending or, to the Knowledge of Parent, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations. Parent does not have Knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any such approvals, permits, licenses, registrations and authorizations.

(e)                  Without in any way limiting the generality of the foregoing, to Parent’s Knowledge, (i) all offsite locations where Parent or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are and have been licensed and operating in all material respects with Environmental Laws and (ii) no PCBs, PCB-containing items, asbestos-containing materials, or radioactive materials are now or have been used or stored at any property owned, leased or operated by Parent or any of its Subsidiaries, except in compliance in all material respects with Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(f)                  No claims have been asserted or, to Parent’s Knowledge, threatened to be asserted against Parent or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed of by Parent or its Subsidiaries.

(g)                  No Lien has been attached or filed or is, to the Knowledge of Parent, threatened against Parent or its Subsidiaries in favor of any Person for (i) any liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Substances or (iii) any imposition of Liability.

(h)                  No property currently or formerly owned or operated by Parent or its Subsidiaries, including the Parent Real Property, is listed on a List, and neither the Parent nor its Subsidiaries have received any notice that any such property is being considered for listing on a List.

(i)                  All environmental audits, site assessments, risk assessments, and other environmental reports and studies, including summaries of any material test results or analytic data, conducted by, at the expense of, or on behalf of Parent or its Subsidiaries or that are otherwise in the possession of Parent or its Subsidiaries have been provided to Target.

5.14                  Compliance with Applicable Laws

Parent and each of its Subsidiaries hold all approvals, licenses, permits, registrations, exemptions and similar authorizations from Governmental Authorities and other Persons necessary for the lawful conduct of their respective businesses as now conducted (the “Parent Permits”). Except as set forth in either the Parent SEC Reports or Parent SEDAR Reports, or in Section 5.14 of the Parent Disclosure Letter, Parent and each of its Subsidiaries have been and are in compliance with the terms of the Parent Permits and all applicable Laws in all material respects, and neither Parent nor any of its Subsidiaries has received any notice from any Person that the business of Parent or any of its Subsidiaries has been or is being conducted in violation of any applicable Law or the terms of any Parent Permit in any material respect. Neither Parent nor any Subsidiary has received any notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no Knowledge of any reasonable basis for any such termination, modification or non-renewal.

5.15                  Insurance

Section 5.15 of the Parent Disclosure Letter sets forth a complete and accurate list of each insurance policy under which Parent or its Subsidiaries has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time during the past three years. Parent has made available or will make available prior to the Closing Date to Parent a true and complete copy of each such policy. With respect to each such policy, none of Parent, its Subsidiaries or, to Parent’s Knowledge, any other party to the policy is in material breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Parent does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy. Neither Parent nor any Subsidiary has received any notice that any of its policies cannot be renewed in the ordinary course of business, and has no Knowledge of any reasonable basis for any such non-renewal. All appropriate insurers under such insurance policies have been notified of all potentially insurable losses and pending litigation and legal matters, and no such insurer has informed either the Parent or any of its Subsidiaries of any denial of coverage or reservation of rights thereto. Section 5.15 of the Parent Disclosure Letter describes any self-insurance arrangements affecting Parent or its Subsidiaries.

5.16                  Properties; Mining Claims

(a)                  Section 5.16 of the Parent Disclosure Letter sets out all of the real property owned, held, leased or controlled, whether legally or beneficially for the benefit of Parent or the Parent Material Subsidiaries, as applicable, including all material (i) fee surface and mineral property (“Parent Fee Property”), (ii) unpatented mining claims (“Parent Mining Claims”), and (iii) real property leases, mining leases, surface use agreements, rights-of-way, easements, or other contracts with respect to real property (“Parent Property Contracts”). The Parent Fee Property, Parent Mining Claims and Parent Property Contracts will be collectively referred to hereinafter as the “Parent Real Property.” (b) Except as provided in Section 5.16 of the Parent Disclosure Letter or either the Parent SEC Reports or Parent SEDAR Reports, Parent or its Subsidiaries own good and marketable title to an undivided one hundred percent (100%) record and beneficial interest in and to the Parent Real Property, in each case free and clear of any Liens, other than Permitted Liens. Neither Parent nor its Subsidiaries have leased, subleased, optioned, mortgaged, or entered into other contract or agreement transferring any interest in the Parent Real Property, Property Contracts, Parent Water Rights, Parent Improvements, or Parent Listed Personal Property to any Person, and there are no actions, suits, administrative or other proceedings pending, or, to Parent’s Knowledge, threatened against any of the Parent Real Property. All ad valorem

(c)                  Except as set forth in Section 5.16 of the Parent Disclosure Letter, (i) all annual labor and assessment work, rental fees or maintenance fees, license, royalty, and tax fees, and filings with any Governmental Authority required to hold the Mining Claims and the Property Contracts have been properly and timely performed, paid or filed, in all material respects, and all affidavits of annual labor and assessment work and other filings required to maintain the Mining Claims in good standing have been properly and timely recorded and filed with the appropriate Governmental Authorities; (ii) the Mining Claims and Property Contracts are free and clear of any claims or Liens except for Permitted Liens, and there are no material conflicting claims by a third party with respect to the lands covered by the Mining Claims or Property Contracts; and (iii) there are no royalties or similar types of obligations payable or required to be paid to any Person having an interest in the Mining Claims or Property Contracts.

(d)                  All Property Contracts are in good standing, valid and effective in accordance with their respective terms, Parent and its Subsidiaries have performed all of their respective material obligations thereunder, and there is not, under any of such Property Contracts any existing default or event of default (or event which with notice or lapse or time, or both would constitute a default; or would constitute a basis of force majeure or other claim of excusable delay or non-performance) of Parent or its Subsidiaries or the other party to the Property Contract. To Parent’s Knowledge, the party granting Parent or its Subsidiaries rights to the properties covered by those Property Contracts owns good and marketable title to those properties, free and clear of all Liens, other than Permitted Liens.

(e)                  Section 5.16(e) of the Parent Disclosure Letter sets out water rights owned, held, leased or controlled, whether legally or beneficially for the benefit of Parent or its Subsidiaries, as applicable, including all surface and underground water and water rights, including but not limited to certificates, licenses, and permits, together with all applications for water rights or applications or permits for the use, transfer or change of water rights, ditch and ditch rights, well and well rights, reservoir and reservoir rights, stock or interests in irrigation or ditch companies appurtenant to the Parent Real Property and all other rights to water for use at or in connection with the Parent Real Property or the mining of minerals from the Parent Real Property (“Parent Water Rights”). Except as set forth in Section 5.16(e) of the Parent Disclosure Letter, (i) Parent or its Subsidiaries own good and marketable title to an undivided one hundred percent (100%) record and beneficial interest in and to the Parent Water Rights, free and clear of all Liens, except for Permitted Liens, and (ii) the Parent Water Rights are sufficient to conduct the operations and activities of the Parent and its Subsidiaries as they are currently being conducted and are contemplated to be conducted.

(f)                  Except as set forth in Section 5.16(f) of the Parent Disclosure Letter, (i) Parent owns good and marketable title to an undivided one hundred percent (100%) interest in and to all improvements (“Parent Improvements”) to the Parent Real Property and personal property (“Parent Listed Personal Property”) free and clear of all Liens except for Permitted Liens, and (ii) all Parent Improvements and Parent Listed Personal Property are suitable for the purposes for which they are currently used by Parent.

(g)                  Except as set forth in Section 5.16(g) of the Parent Disclosure Letter, Parent or its Subsidiaries owns or leases all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate its business and their business as currently conducted.

(h)                  Except as disclosed in Section 5.16(h) of the Parent Disclosure Letter, Parent or its Subsidiaries have now and, immediately following the consummation of the transactions contemplated by this Agreement, will have the right to occupy and use each of their Material Real Properties and Parent Improvements in the same manner currently occupied and used by Parent or its Subsidiaries to conduct their business as presently conducted.

(i)                  Parent or its Subsidiaries is not obligated under any forward sale or advanced sale contract with respect to minerals produced or producible from the Parent Real Property under which sales proceeds are paid by the purchaser in advance of delivery.

(j)                  Parent has made available to Target all information, data, geological and geophysical test results, maps and surveys in the possession of Parent or its Subsidiaries that might reasonably be expected to be material to a prospective purchaser of the Parent or that have been requested by Target relating to Parent or its Subsidiaries and their properties and business, and Parent and its Subsidiaries have not withheld from Parent Parties any such information, data, test results, maps or surveys. Parent represents and warrants that all such information, data, test results, maps and surveys were prepared or procured by Parent or its Subsidiaries in the ordinary course of business.

(k)                  Each of the technical reports prepared by or on behalf of Parent and filed by Parent on SEDAR (the “Parent 43-101 Technical Reports”) was prepared in good faith and in the ordinary course of business and in accordance with the requirements of NI 43-101. To Parent’s Knowledge, the estimates of mineral reserves and resources reflected in the Target 43-101 Technical Reports were estimated in good faith using methods and based on assumptions considered reasonable at the time of estimation on the basis of drill and test data generated and compiled in accordance with prudent mining and engineering practice. The mine plans of Parent listed in Section 5.16 of the Parent Disclosure Letter, including the financial forecasts and budgets included therein and the studies related thereto (i) have been prepared by management of Parent in good faith and in the ordinary course of business, and (ii) are based on assumptions, including assumptions relating to mining operations, capital and operating costs and production rates, that are considered by management to be reasonable, as at the date the mine plans were prepared, for the purpose of planning the future mining operations of Parent, provided that Target acknowledges that Parent provides no assurance as to the future uranium prices used in such mine plans, other than where the uranium prices reflect contractual prices for uranium to be delivered under existing supply agreements.

5.17                  Material Contracts

Parent has provided or will make available to Target prior to the Closing Date true and complete copies of all Material Contracts unless otherwise available in either Parent SEC Reports or Parent SEDAR Reports, and has referenced each of such Material Contracts in Section 5.17 of the Parent Disclosure Letter. Except as set forth in Section 5.17 of the Parent Disclosure Letter, each Material Contract is valid and binding and in full force and effect and Parent and each of its Subsidiaries have performed all obligations required to be performed by them under each Material Contract in all material respects. To Parent’s Knowledge, there does not exist, nor has Parent or any of its Subsidiaries received written notice of, any material breach of or violation or default under, any of the terms, conditions or provisions of any Material Contract and neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder that would be reasonably property and other Taxes assessed against the Parent Real Property have been timely and properly paid.

5.18                  Required Shareholder Vote

The affirmative vote of the holders, as of the record date, of a majority of the Parent Common Shares voted in person or represented by proxy and entitled to vote thereon at a duly convened and held shareholder meeting at which a quorum is present (the “Parent Shareholders’ Approval”) is the only vote required of the holders of any class or series of Parent’s common shares that shall be necessary to adopt this Agreement and to consummate the Transactions.

5.19                  Operations of Merger Sub

Merger Sub is an indirect wholly owned subsidiary of Parent, and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

5.20                  Form F-4 and Proxy Statement/Prospectus

None of the information to be supplied by Parent or Merger Sub expressly for inclusion in (a) the Form F-4 or (b) the Proxy Statement/Prospectus, in each case, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the Target shareholders, at the time of the Target Meeting and at the Effective Time, and, in the case of the Form F-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.21                  Fairness Opinion; Board Approval

(a)                  Parent’s board of directors has received a written opinion dated January 2, 2015 from Roth Capital Partners, LLC (“Roth”) to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of the Parent Common Shares. A true and complete copy of such opinion has been provided to Target.

(b)                  Parent’s board of directors, at a meeting duly called and held, unanimously (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the shareholders of Parent, (ii) approved this Agreement and the Transactions and (iii) recommended approval and adoption of this Agreement and the Merger and the Transactions by the shareholders of Parent.

5.22                  Controls and Procedures

Except as set forth in either the Parent SEC Reports or Parent SEDAR Reports, Parent has established and maintains “disclosure controls and procedures” that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it is required to file under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under applicable Laws (including applicable securities Laws) with respect to such reports. Except as set forth in Section 5.22 of the Parent Disclosure Letter, or either the Parent SEC Reports or Parent SEDAR Reports, neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under applicable Laws (including applicable securities Laws and Section 404 of the Sarbanes-Oxley Act). Parent has made or will make available to Target prior to the Closing Date true and complete copies of any disclosures made by management to Parent’s auditors and audit committee regarding such significant deficiencies or material weaknesses. Parent has no Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the board of directors of Parent or any committee thereof or to any director or officer of Parent. Parent has not granted any waivers with respect to its policies regarding ethical conduct.

5.23                  Parent Common Shares

The Parent Common Shares issuable upon conversion of the Target Common Shares upon the completion of the Merger will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued, fully paid and nonassessable.

5.24                  Substituted Options and Assumed Warrants

The Substituted Options and Assumed Warrants will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued and binding obligations of Parent, enforceable against Parent in accordance with their terms, and any Parent Common Shares issued upon exercise thereof in accordance with the terms of the relevant option plan, option agreement or warrant indenture will, when issued, be duly authorized, validly issued, fully paid and nonassessable.

5.25                  Intellectual Property

Except as set forth in Section 5.25 of the Parent Disclosure Letter, the Parent owns, licenses or otherwise possesses title to or the right to use all patents, trademarks, service marks, trade names, registered copyrights and applications therefor owned by or registered in the name of Parent, together with all other material intellectual property assets, including computer software, owned or licensed by Parent, and, in either case, used by the Parent in connection with the operation and conduct of its business (collectively, the “Parent Intellectual Property”). The Parent Intellectual Property set forth in Section 5.25 of the Parent Disclosure Letter constitutes all material intellectual property used by the Parent in connection with the conduct and operation of its business. Except as set forth in Section 5.25 of the Parent Disclosure Letter, Parent will have the right to use the Parent Intellectual Property following the Closing. To the Knowledge of Parent, it is not infringing any valid patent right, trademark, service mark, trade name, copyright or other intellectual property right of any third party in connection with its use of the Parent Intellectual Property that would be reasonably likely to have a Material Adverse Effect with respect to Parent.

5.26                  Affiliate Transactions

In addition to those identified in either the Parent SEC Reports or Parent SEDAR Reports, Section 5.26 of the Parent Disclosure Letter contains a complete and accurate list of all agreements, contracts, commitments or transactions (other than Parent Benefit Plans), whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their officers, directors or affiliates (or any affiliates of such officers or directors), on the other hand, are or have been a party or are otherwise bound or affected and that (a) are currently pending or proposed, in effect or have been in effect at any time since September 30, 2014 or (b) involve continuing Liabilities and obligations to or of Parent or any of its Subsidiaries.

5.27                  Brokers

No broker, finder or investment banker (other than Cantor Fitzgerald (“Cantor”) and Roth), the fees and expenses of which will be paid by Parent at Closing) is entitled to any brokerage, finder’s fee or other fee or commission payable by Parent or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Parent or any of its Subsidiaries. Parent has heretofore furnished to Target a true and complete copy of all agreements between (i) Parent and Cantor and (ii) Parent and Roth, pursuant to which such firm would be entitled to any payment relating to the Transactions.

5.28                  Takeover Matters

The Parent does not have any applicable anti-takeover provision in its articles of incorporation or bylaws. Parent and Parent’s board of directors have each taken all actions necessary to be taken such that the Parent Rights Plan is not, or at the Effective Time will not be, applicable to Target, Merger Sub, the Voting Agreements, this Agreement or the Transactions.

5.29                  Related Party Transactions

Except as set forth in the Parent SEDAR Reports, the Parent has not, and, to the knowledge of the Parent, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the knowledge of the Parent, any member of their immediate families (i) acquired or have the use of property for proceeds greater than the fair market value thereof, (ii) received services or have the use of property for consideration other than the fair market value thereof, or (iii) received interest or any other amount other than at a fair market value rate from any person with whom it does not deal at arm’s length within the meaning of applicable taxation acts. Except as set forth in the Parent SEDAR Reports, the Parent has not, and, to the knowledge of the Parent, has not been deemed to have for purposes of any applicable Law, engaged in or been party to any transaction with any of its officers, directors, employees or direct or indirect shareholders or, to the knowledge of the Parent, any member of their immediate families (i) disposed of the property for proceeds less than the fair market value thereof, (ii) performed services for consideration other than the fair market value thereof or (iii) paid interest or any other amount other than at a fair market value rate to any person with whom it does not deal at arm’s length within the meaning of applicable acts. Except as set forth in the Parent SEDAR Reports and to the knowledge of the Parent, none of the officers, directors and employees of the Parent, no shareholder of the Parent and no immediate family member of an officer, director, employee or such beneficial owner, has a direct ownership interest of more than ten percent (10%) of the equity ownership of any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Parent. Since the date of 2013 Parent Balance Sheet, no event has occurred that would be required to be reported as a “certain relationship of related transaction” pursuant to Item 404 of Regulation S-K of the SEC.

5.30                  Compliance with the U.S. Foreign Corrupt Practices Act and Other Applicable Anti-Corruption Laws.

(a)                  Parent and its Subsidiaries have complied with the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws.

(b)                  Neither Parent nor any of its Subsidiaries nor any director, officer, agent, employee or representative of Parent or any of its Subsidiaries at the direction of or on behalf of Parent or any of its Subsidiaries corruptly or otherwise illegally offered or gave anything of value to: (i) any official, employee or representative of a Governmental Authority, any political party or official thereof, or any candidate for political office; or (ii) any other Person, in any such case while knowing, or having reason to know, that all or a portion of such money or thing of value may be offered, given or promised, directly or indirectly, to any official, employee or representative of a Governmental Authority, any political party or official thereof, or candidate for political office for the purpose of the following: (x) influencing any action or decision of such Person, in his or her official capacity, including a decision to fail to perform his or her official function; (y) inducing such Person to use his or her influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority to assist in obtaining or retaining business or to secure an improper business advantage; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist Parent or any of its Subsidiaries in obtaining or retaining business for, or with, or directing business to, any Person or in securing any improper advantage.

(c)                  There have been no false or fictitious entries made in the books or records of Parent or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund and neither Parent nor any of its Subsidiaries has established or maintained a secret or unrecorded fund.

5.31                  Books and Records

To the Knowledge of the Parent and its Subsidiaries, the minute books and other similar records of the Parent and its Subsidiaries for the most recent three full fiscal years and any interim period contain a true and complete record, in all material respects, of all actions taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors (and other similar governing bodies) and committees of the boards of directors (and other similar governing bodies) of the Parent and its Subsidiaries.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1                  Conduct of Business by Target Pending the Merger

From the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, except as set forth in Section 6.1 of the Target Disclosure Letter, as otherwise specifically contemplated by this Agreement, or as required by applicable Law, by a Governmental Authority of competent jurisdiction or by the rules or requirements of the TSX, date of 2013 Parent Balance Sheet, no event has occurred that would be required to be reported as a “certain relationship of related transaction” pursuant to Item 404 of Regulation S-K of the SEC.

(a)                  amend or propose to amend its articles of incorporation or bylaws or other organizational documents;

(b)                  (i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, (ii) repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other securities, (iii) split, combine or reclassify any shares of its capital stock or (iv) issue any other securities in respect of, in lieu of or in substitution for shares of Target’s capital stock, except for issuances of Target Common Shares upon the exercise of Target Stock Options or Target Warrants, in each case, in accordance with their terms at the time of exercise;

(c)                  issue, sell, pledge, dispose of or encumber any securities (whether through the issuance or granting of options, warrants, rights or otherwise, other than upon the exercise of Target Stock Options outstanding on the Agreement Date and disclosed in the Target Disclosure Letter), or enter into any amendment of any term of any outstanding security;

(d)                  (i) incur or assume any Indebtedness except Indebtedness incurred in the ordinary course of business and consistent with past practice and in no event exceeding $1,500,000 in the aggregate or as otherwise set out in the document titled “5-Year URZ Operating Summary” provided by Target to Parent (the “Target Budget”), (ii) modify the terms of any Indebtedness, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary course of business and consistent with past practice and in no event exceeding $200,000 in the aggregate or as otherwise set out in the Target Budget, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than short-term investments of cash in the ordinary course of business);

(e)                  subject any assets to, incur, create or assume, any Lien other than a Permitted Lien or any Liability as a guarantor or surety with respect to the obligations of any Person other than in the ordinary course of business consistent with past practice;

(f)                  (i) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business in salaries or wages of employees of Target who are not directors or officers of Target, (ii) adopt, amend (other than amendments that reduce the amounts payable by Target, or amendments required by Law or otherwise to comply with ERISA, the Code or other applicable Law) or assume an obligation to contribute to, any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person or amend any such existing contracts to increase or accelerate the payment or provision of any amounts payable or benefits provided thereunder, (iii) engage in any transaction in connection with which Target could be subject (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iv) terminate any of the Target Benefit Plans, or take any other action with respect to a Target Benefit Plan that could result in Liability to any Person, (v) take any action that could adversely affect a Target Benefit Plan’s compliance with the applicable requirements of ERISA, (vi) fail to make full payment when due of all amounts which, under the provisions of any Target Benefit Plans, any agreement relating thereto or applicable Law, such party is required to pay as contributions thereto, (vii) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Target Benefit Plans or (viii) adopt or amend, or accelerate the payment or vesting of benefits under, any Target Benefit Plan;

(g)                  acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or in any other manner, any business or Person, exceeding $1,000,000;

(h)                  sell, lease, license or otherwise surrender, relinquish or dispose of any assets with an aggregate fair market value exceeding $1,000,000;

(i)                  transfer, sell, pledge, encumber or dispose of any capital stock or other equity interest in any Subsidiary, other than in connection with 6.1(h);

(j)                  incur or commit to any capital expenditures, or become bound or obligated to participate in any operation, or consent to participate in any operation, other than in the ordinary course of business, as contemplated in current mine plans or as otherwise previously disclosed to Parent;

(k)                  make any change to any material Tax method of accounting, make or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Tax Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Target;

(l)                  (i) except as set forth in clause (ii), pay, discharge or satisfy any material account payable or other material Liability beyond or in advance of its due date or the date when such account payable or Liability would have been paid in the ordinary course of business and consistent with past practice or (ii) compromise, settle, grant any waiver or release relating to any action, suit or proceeding, other than settlements or compromises where the amount paid or to be paid does not exceed $1,000,000 in the aggregate for all claims;

(m)                  make any change in any method of accounting or accounting practice or procedure except for any such change required by GAAP;

(n)                  enter into any agreement, understanding or commitment that materially restrains, limits or impedes its ability, or would materially limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, provided that nothing contained herein shall restrict Target from entering into confidentiality agreements and property acquisition agreements which contain “area of interest” restrictions typical in the mining industry in connection with transactions permitted under Section 6.1(g);

(o)                  enter into any joint venture, partnership or other similar arrangement or materially amend or modify the terms of (or waive any material rights under) any existing joint venture, partnership or other similar arrangement;

(p)                  enter into any agreement or transaction that would be required to be disclosed in the Target Disclosure Letter pursuant to Section 4.21 regarding affiliate transactions if such agreement or transaction had been entered into prior to the Agreement Date;

(q)                  grant, or change, any severance or termination pay, other than with respect to employment agreements entered into with new employees in the ordinary course of business consistent with past practice;

(r)                  engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its Affiliates, including any transactions, agreements, arrangements or understandings with any Affiliate or other Person covered under Item 404 of Regulation S-K under the Securities Act, that would be required to be disclosed under Item 404;

(s)                  effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”), affecting in whole or in part any site of employment, facility, operating unit or employee of Target;

(t)                  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(u)                  (i) enter into, amend, modify, or terminate, or make any commitment in respect of, any contract or agreement that is material to the business, properties, assets, financial condition or results of operations of Target, including, without limitation, any Material Contract, except in the ordinary course of business consistent with past practice, or (ii) enter into any contract or agreement that limits or otherwise restrains Target from competing in or conducting any line of business or engaging in business in any significant geographic area;

(v)                  cause or allow any material insurance policies (or substantial equivalents thereof) to lapse or terminate;

(w)                  pay, discharge, settle or satisfy any lawsuit or threat of any lawsuit or proceeding or other investigation against Target or relating to its business, properties or assets, other than (i) in the ordinary course of business for amounts not in excess of $500,000 in any case, and not to exceed $1,000,000 in the aggregate, (ii) pursuant to existing contractual obligations, or (iii) worker’s compensation claims in the ordinary course of business;

(x)                  except as may be required by applicable Law, settle any material audit with respect to Taxes or file any amended Tax return that would materially alter the Tax obligation of Target or its Subsidiaries;

(y)                  take any action that would result in the breach of any representation and warranty of Target hereunder (except for representations and warranties made as of a specific date) such that Parent would have the right to terminate this Agreement;

(z)                  enter into or make any loans to any of its officers, directors or employees or make any change in its borrowing or lending arrangements for or on behalf of any of such Persons; or

(aa)                  agree to commit to any of the foregoing.

6.2                  Conduct of Business by Parent Pending the Merger

From the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, except as set forth in Section 6.2 of the Parent Disclosure Letter, as otherwise specifically contemplated by this Agreement, or as required by applicable Law, by a Governmental Authority of competent jurisdiction or by the rules or requirements of the TSX, Parent agrees that it shall conduct its business and the business of its Subsidiaries in all material respects in the ordinary course consistent with past practice, shall use its commercially reasonable efforts to preserve intact its business organizations and goodwill, including, keeping available the services of its officers, employees and consultants and maintaining reasonably satisfactory relationships with vendors, customers and others having business relationships with it, subject to the terms of this Agreement, and, by way of amplification and not limitation, shall not, and shall cause its Subsidiaries not to (without the prior written consent of Target, which consent shall not be unreasonably withheld):

(a)                  amend or propose to amend its articles of incorporation or bylaws or other organizational documents;

(b)                  (i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, (ii) repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other securities or (iii) split, combine or reclassify any shares of its capital stock;

(c)                  issue, sell, pledge, dispose of or encumber any securities (whether through the issuance or granting of options, warrants, rights or otherwise, other than in the ordinary course of business, upon the exercise of Parent Stock Options outstanding on the Agreement Date and disclosed in the Parent Disclosure Letter), or enter into any amendment of any term of any outstanding security, or as otherwise set out in Section 6.2 of the Parent Disclosure Letter;

(d)                  (i) incur or assume any Indebtedness except Indebtedness incurred in the ordinary course of business and consistent with past practice and in no event exceeding $1,500,000 in the aggregate or as otherwise set out in the document titled “Energy Fuels Proposed Business Plan and Budget 2015 Through 2017”, dated December 10, 2014, provided by Parent to Target (the “Parent Budget”), (ii) modify the terms of any Indebtedness, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned Subsidiary of Parent), except in the ordinary course of business and consistent with past practice and in no event exceeding $200,000 in the aggregate or as otherwise set out in the Parent Budget, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of Parent, or by such Subsidiaries to Parent and other than short-term investments of cash in the ordinary course of business);

(e)                  subject any assets to, incur, create or assume, any Lien other than a Permitted Lien or any Liability as a guarantor or surety with respect to the obligations of any Person other than in the ordinary course of business consistent with past practice;

(f)                  (i) engage in any transaction in connection with which Parent or any of its Subsidiaries could be subject (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (ii) terminate any of the Parent Benefit Plan that could result in Liability to any Person, (iii) take any action that could adversely affect a Parent Benefit Plan’s compliance with the applicable requirements of ERISA, (iv) fail to make full payment when due of all amounts which, under the provisions of any Parent Benefit Plans, any agreement relating thereto or applicable Law, such party is required to pay as contributions thereto, or (v) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Parent Benefit Plans or (vii) adopt or amend, or accelerate the payment or vesting of benefits under, any Target Benefit Plan;

(g)                  acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or in any other manner, any business or Person, exceeding $1,000,000;

(h)                  sell, lease, license or otherwise surrender, relinquish or dispose of any assets with an aggregate fair market value exceeding $1,000,000;

(i)                  transfer, sell, pledge, encumber or dispose of any capital stock or other equity interest in any Subsidiary other than in connection with Section 6.2(h); (j) incur or commit to any capital expenditures, or become bound or obligated to participate in any operation, or consent to participate in any operation, other than in the ordinary course or as contemplated in current mine plans or as otherwise previously disclosed to Target;

(k)                  make any change to any material Tax method of accounting, make or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Tax Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Parent and its Subsidiaries taken as a whole;

(l)                  (i) except as set forth in clause (ii), pay, discharge or satisfy any material account payable or other material Liability beyond or in advance of its due date or the date when such account payable or Liability would have been paid in the ordinary course of business and consistent with past practice or (ii) compromise, settle, grant any waiver or release relating to any action, suit or proceeding, other than settlements or compromises where the amount paid or to be paid does not exceed $1,000,000 in the aggregate for all claims;

(m)                  enter into any agreement, understanding or commitment that materially restrains, limits or impedes its ability, or would materially limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, provided that nothing contained herein shall restrict Parent from entering into confidentiality agreements and property acquisition agreements which contain “area of interest” restrictions typical in the mining industry in connection with transactions permitted under Section 6.2(g);

(n)                  enter into any joint venture, partnership or other similar arrangement or materially amend or modify the terms of (or waive any material rights under) any existing joint venture, partnership or other similar arrangement in circumstances where the sum of (i) the assets of Parent involved, and (ii) the amount of the obligations and liabilities assumed or agreed to by Parent, is in excess of $5,000,000;

(o)                  make any change in any method of accounting or accounting practice or procedure except for any such change required by IFRS;

(p)                  enter into any agreement or transaction that would be required to be disclosed in the Parent Disclosure Letter pursuant to Section 5.26 regarding affiliate transactions if such agreement or transaction had been entered into prior to the Agreement Date;

(q)                  engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of its Affiliates, including any transactions, agreements, arrangements or understandings with any Affiliate or other Person covered under Item 404 of Regulation S-K under the Securities Act, that would be required to be disclosed under Item 404;

(r)                  effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of Parent;

(s)                  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

(t)                  (i) enter into, amend, modify, or terminate, or make any commitment in respect of, any contract or agreement that is material to the business, properties, assets, financial condition or results of operations of Parent, including, without limitation, any Material Contract, except in the ordinary course of business consistent with past practice and provided that, for the purposes of this subparagraph (i), a commitment will not be considered material unless the amount of the obligations or liabilities assumed or agreed to by Parent under such commitment are in excess of $5,000,000, or (ii) enter into any contract or agreement that limits or otherwise restrains Parent from competing in or conducting any line of business or engaging in business in any significant geographic area;

(u)                  cause or allow any material insurance policies (or substantial equivalents thereof) to lapse or terminate;

(v)                  pay, discharge, settle or satisfy any lawsuit or threat of any lawsuit or proceeding or other investigation against Parent or relating to its business, properties or assets, other than (i) in the ordinary course of business for amounts not in excess of $500,000 in any case, and not to exceed $1,000,000 in the aggregate, (ii) pursuant to existing contractual obligations, or (iii) worker’s compensation claims in the ordinary course of business;

(w)                  except as may be required by applicable Law, settle any material audit with respect to Taxes or file any amended Tax return that would materially alter the Tax obligation of Parent or its Subsidiaries;

(x)                  take any action that would result in the breach of any representation and warranty of Parent hereunder (except for representations and warranties made as of a specific date) such that Target would have the right to terminate this Agreement; or

(y)                  agree to commit to any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1                  Access to Information; Confidentiality

.

(a)                  Subject to Section 7.1(b), from the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, Target shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives) reasonable access during normal business hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of Target to the facilities, offices, properties, technology, processes, books, business and financial records, officers, employees, business plans, budget and projections, customers, suppliers and other information of the Target, and the work papers of its independent accountants, and otherwise provide such assistance as may be reasonably requested by such party in order that the other party has a reasonable opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of the Target; and (ii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, Liabilities, personnel and other aspects of Target as reasonably requested. Subject to Section 7.1(b), from the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, Parent shall (i) provide to Target (and Target’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives) reasonable access during normal business hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of Parent and its Subsidiaries to the facilities, offices, properties, technology, processes, books, business and financial records, officers, employees, business plans, budget and projections, customers, suppliers and other information of the Parent and its Subsidiaries, and the work papers of its independent accountants, and otherwise provide such assistance as may be reasonably requested by such party in order that the other party has a reasonable opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of the Parent and its Subsidiaries; and (ii) furnish promptly to Target such information concerning the business, properties, contracts, assets, Liabilities, personnel and other aspects of Parent and its Subsidiaries as reasonably requested. Each of Parent and Target shall use its reasonable efforts to give prompt notice to the other party of any event or circumstance of which it becomes aware that results in any representation or warranty made by such party contained in this Agreement being untrue or inaccurate in any material respect or Target, Parent or Merger Sub, as the case may be, being unable to comply with or satisfy any of its covenants or agreements hereunder; provided, however, that the receipt of any information or the delivery of any notice pursuant hereto shall not limit or otherwise affect either party’s rights or obligations under this Agreement.

(b)                  Each of Target and Parent (and each of Target’s and Parent’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, respectively) shall hold in confidence all nonpublic information so received in accordance with the terms of the Confidentiality Agreement. If this Agreement is terminated, the Confidentiality Agreement shall continue in full force and effect and shall apply to any information delivered by either party to the other in connection with this Agreement.

7.2                  Non-Solicitation and Acquisition Proposals

.

(a)                  Except as otherwise provided for in this Agreement each of Parent and Target agrees that neither it nor any of its Subsidiaries shall, and Parent and Target shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to:

(i)                  solicit, assist, initiate, knowingly encourage or facilitate (including by way of discussion (other than to state they are not permitted to have discussions), negotiation, furnishing information, permitting any visit to any facilities or properties of Target or Parent or their respective Subsidiaries, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposal or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(ii)                  engage or participate in any discussions (other than to state they are not permitted to have discussions) or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than Target, Parent, and their Representatives) regarding any Acquisition Proposal or Potential Acquisition Proposal (as defined below);

(iii)                  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the other party, the approval or recommendation of the Transactions by such party’s board of directors or any of its committees except where a Material Adverse Effect in respect of the other party has occurred and such party’s board of directors has determined that, as a consequence of such Material Adverse Effect, it would be inconsistent with the fiduciary duties of the directors of such party to continue to recommend the Transactions; (iv) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal;

(v)                  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 7.2(e)); or

(vi)                  release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

(b)                  Target and Parent shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any Person (other than Parent, Target, or any of their Representatives) by Target, Parent, or any of their Representatives with respect to any Acquisition Proposal or any Potential Acquisition Proposal. Target and Parent shall immediately cease to provide any Person (other than Parent, Target, or any of their Representatives) with access to information concerning Target or Parent in respect of any Acquisition Proposal or any Potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any Person (other than Parent, Target, or any of their Representatives) that has entered into a confidentiality agreement with Target or Parent relating to any Acquisition Proposal or Potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honored.

(c)                  Target and Parent shall ensure that their Representatives are aware of the prohibitions in this Section 7.2 and shall be responsible for any breach of this Section 7.2 by their Representatives.

(d)                  Parent and Target shall promptly (and in any event within 24 hours) notify the other party, at first orally and then in writing, of any proposal, inquiry, offer or request received by Target, Parent, or their Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal (a “Potential Acquisition Proposal”); (ii) for discussions or negotiations in respect of an Acquisition Proposal or Potential Acquisition Proposal; or (iii) for non-public information relating to Target or Parent, or any of their respective Subsidiaries, access to properties, books and records or a list of the holders of Target's shares, Parent’s shares or the shareholders of any of their respective Subsidiaries. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and Target or Parent shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that Parent or Target may reasonably request. Target shall keep Parent, and Parent shall keep Target promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the other party with respect thereto.

(e)                  Notwithstanding Section 7.2(a), following the receipt by Target or Parent of a bona fide written Acquisition Proposal made after the date of this Agreement that did not result from any breach of Section 7.2(a), Target, Parent, or their Representatives may:

(i)                  contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)                  if the board of directors of Target or Parent, as applicable, determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal:

(A)                  furnish information with respect to Target or Parent and its Subsidiaries, as applicable, to the Person making such Acquisition Proposal and its Representatives only if such Person has entered into a confidentiality agreement that contains provisions that are not less favorable to Target (or Parent) than those contained in the Confidentiality Agreement, (an “Acceptable Confidentiality Agreement”), provided that Target or Parent, as applicable, sends a copy of such confidentiality agreement to Parent or Target, as applicable, promptly following its execution and Parent or Target, as applicable, is promptly provided with a list of, and access to (to the extent not previously provided to Parent or Target, as applicable) the information provided to such Person; and

(B)                  engage in discussions and negotiations with the Person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period (as defined below).

(f)                  Notwithstanding Section 7.2(a), Target or Parent may (i)enter into an agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 7.2(e)) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Transactions and recommend or approve an Acquisition Proposal that is a Superior Proposal (an “Adverse Recommendation Change”), provided:

(i)                  Target or Parent shall have complied with its obligations under this Section 7.2;

(ii)                  the board of directors of Target or the board of directors of Parent, as applicable, has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal;

(iii)                  Target or Parent has delivered written notice to the other party of the determination of the board of directors of Target or the board of directors or Parent, as applicable, that the Acquisition Proposal is a Superior Proposal and of the intention of the board of directors of Target or the board of directors of Parent, as applicable, to approve or recommend such Superior Proposal and/or of Target or Parent, as applicable, to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the Person making such Superior Proposal that is capable of acceptance by Target or Parent, as applicable, and a summary of the valuation analysis attributed by the board of directors of Target or the board of directors of Parent, as applicable, in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors, and together with a summary analysis articulating why the Acquisition Proposal is determined by the board of directors of Target or the board of directors of Parent to be a Superior Proposal (the "Superior Proposal Notice");

(iv)                  at least five Business Days have elapsed since the date the Superior Proposal Notice was received by Parent or Target, which five Business Day period is referred to as the "Match Period";

(v)                  if Parent (or Target) has offered to amend the terms of the Transaction and this Agreement during the Match Period pursuant to Section 7.2(g) below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Transaction offered by Parent (or Target) at the termination of the Match Period; and

(vi)                  Target or Parent, as applicable, terminates this Agreement in compliance with the terms of this Section 7.2 and Target or Parent, as applicable, has previously paid or, concurrently with termination, pays in cash a break fee of US$5 million to the other party.

(g)                  During the Match Period, Parent or Target shall have the opportunity, but not the obligation, to offer to amend the terms of the Transaction and this Agreement and Target and Parent shall cooperate with the other party with respect thereto, including negotiating in good faith with the other party to enable the other party to make such adjustments to the provisions of the Transaction and this Agreement as the other party deems appropriate and as would enable the other party to proceed with the Transaction on such adjusted provisions. The board of directors of Target or the board of directors of Parent shall review any such offer by the other party to amend the terms of the Transaction and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the other party’s offer to amend the Transaction and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Transaction and this Agreement offered by the other party. If the board of directors of Target or board of directors of Parent, as applicable, determines that the Acquisition Proposal would cease to be a Superior Proposal, Target and Parent shall enter into an amendment to this Agreement reflecting the offer by the other party to amend the terms of the Transaction and this Agreement.

(h)                  The board of directors of Target or the board of directors of Parent, as applicable, shall reaffirm its recommendation of the Transaction by news release promptly after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, (ii) the board of directors of Target (or the board of directors of Parent) determines that a proposed amendment to the terms of the Transaction and this Agreement would result in the Acquisition Proposal not being a Superior Proposal and the other party has so amended the terms of the Transaction; or (iii) the written request of Parent (or Target) given on or within five Business Days ending the Business Day before a meeting of Target or Parent shareholders called to consider approving the Transaction. Parent, Target and their legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release and Target or Parent shall incorporate all reasonable comments made by the other party and its legal advisors.

(i)                  Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 7.2.

(j)                  Nothing contained in this Section 7.2 shall prohibit Target or the Target’s board of directors or Parent or Parent’s board of directors from (i) disclosing to the shareholders of Target or Parent, as applicable, a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act if the Target’s board of directors or Parent’s board of directors, as applicable, determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties; provided that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 7.2 (for the avoidance of doubt, it being agreed that the issuance by Target or Target’s board of directors or Parent or Parent’s board of directors, as applicable, of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9(f) promulgated under the Exchange Act, shall not constitute an Adverse Recommendation Change).

7.3                  Cooperation

Subject to compliance with applicable Law, from the Agreement Date until the Effective Time, each of Parent and Target shall confer on a regular and frequent basis with one or more representatives of the other to report on their respective material operational matters and the general status of ongoing operations and each party shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the Transactions.

7.4                  Publicity

Neither Target, Parent nor any of their respective affiliates or representatives shall issue or cause the publication of any press release or other announcement with respect to the Transactions other than a joint press release of Target and Parent announcing the execution of this Agreement or without the prior consultation of the other party, except as may be required by applicable Law, and each party shall use its reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as each such other party may have, prior to such release or other announcement. For the avoidance of doubt, the provisions of this Section 7.4 do not apply to (i) any announcement, document or publication in connection with an Acquisition Proposal, Superior Proposal or Adverse Recommendation Change or (ii) any disclosure by Target or Parent of any information concerning this Agreement or the Transactions in connection with any dispute between the parties regarding this Agreement, the Merger or the Transactions.

7.5                  Filings

Each party shall make all filings such party is required to make in connection herewith or desirable to achieve the purposes contemplated hereby, including all required or advisable filings under or relating to the HSR Act, or the rules and regulations promulgated by the United States Nuclear Regulatory Commission, shall respond as promptly as practicable to all inquiries or requests for information received from a Governmental Authority in relation to such filings or notices for additional information or documentation and shall cooperate as needed with respect to any such filings by any other party. Each party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or appropriate to resolve the objections, if any, as may be asserted by the agencies or any other authority with respect to the transactions contemplated by this Agreement under any antitrust or competition laws or regulations; provided that no party shall be required to take any action under this Section 7.5 that would, or would be reasonably likely to, materially frustrate the financial or other business benefits reasonably expected to be derived by such party from the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Parent nor Target shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Authority, any requirement to divest or hold separate or in trust (or the imposition of any other material condition or restriction with respect to) any of the respective businesses or assets of Parent, Merger Sub, Target or any of their respective Subsidiaries.

7.6                  Employee Matters

(a)                  On and after the Closing, until at least the 90th day after the Closing, Parent shall cause the Surviving Entity to provide each employee of Target or any of its affiliates who is retained by the Surviving Entity or any of their affiliates following the Closing (each, a “Continuing Employee”) with (i) salary that is not less than the Continuing Employee’s salary immediately prior to the Closing, and (ii) the benefit plans, programs and arrangements that are currently provided to the Parent’s employees under Parent’s benefit plans, programs and arrangements. Each Continuing Employee shall be given credit under such plan for the last continuous period of service with Target and its affiliates prior to the Closing for purposes of determining eligibility to participate, vesting in benefits and vacation and severance benefits, but for no other purpose (including, without limiting the generality of the foregoing, the accrual of benefits);

(b)                  Parent agrees that, upon the Closing, each Continuing Employee shall be immediately eligible to participate in Parent’s group health plan (as defined in Section 5000(b)(1) of the Code) (and Parent shall cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre- existing condition limitations under such plan), and such Continuing Employee shall be credited towards the deductibles, coinsurance and maximum out-of-pocket provisions, imposed under such group health plan, for the calendar year during which the Closing Date occurs, with any applicable expenses already incurred during the portion of the year preceding the Closing Date under the applicable group health plans of the Company; provided, however, such obligation of Parent is contingent on Target furnishing sufficient information in sufficiently usable form to enable Parent to reasonably administer its plan. As of the Closing Date, Parent shall or shall cause the Surviving Entity or relevant affiliate to, credit to the Continuing Employees the amount of vacation time that such employees had accrued under any of Target’s vacation policies as of the Closing Date;

(c)                  Parent shall, or shall cause the Surviving Entity or relevant affiliate to, assume and honor in accordance with their terms all change in control and termination agreements (including any change in control provisions therein) set forth in Section 4.17 of the Target Disclosure Letter applicable to employees of the Target arising from completion of the Transactions in the same manner and to the same extent that Target would be required to perform and honor such agreements if the transactions contemplated by this Agreement had not been consummated. Provided, however, that to the extent that Parent or the Surviving Entity or any other affiliate of Parent offers employment to any employee of the Target following completion of the Merger, such employment shall be on terms concerning future changes of control and termination agreed to between the employee and Parent or its affiliate that are consistent with the terms currently in effect for the employees of the Parent and its affiliates.

7.7                  Preparation of the Form F-4 and Proxy Statement/Prospectus

(a)                  As soon as practicable following the date of this Agreement, Parent and Target shall each promptly prepare and file with the SEC a preliminary version of the Proxy Statement/Prospectus and the Parent will prepare and file with the SEC the Form F-4, in which the Proxy Statement/Prospectus will be included as a prospectus.

(b)                  Each of Parent and Target will use its commercially reasonable efforts to respond to any comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy Statement/Prospectus and the final Form F-4.

(c)                  Each of Parent and Target shall use its commercially reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing.

(d)                  Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of the Parent Common Shares in the Merger and Target shall furnish all information concerning Target and the holders of shares of Target capital stock as may be reasonably requested in connection with any such action.

(e)                  Promptly after the effectiveness of the Form F-4, Target shall cause the Proxy Statement/Prospectus to be published, sent or given to Target’s shareholders, and if necessary, after the definitive Proxy Statement/Prospectus has been published, sent or given, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies.

(f)                  Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Form F-4 or the Proxy Statement or any filing with the SEC incorporated by reference in the Form F-4 or the Proxy Statement, in each case prior to filing such with the SEC, except where doing so would cause the filing to not be filed timely, without regard to any extension pursuant to Rule 12b-25 of the Exchange Act; provided, however, that each party shall be deemed to have consented to the inclusion in the Form F-4, the Proxy Statement or any filing with the SEC incorporated by reference in the Form F-4 or the Proxy Statement of any information, language or content specifically agreed to by such party or its counsel on or prior to the date hereof for inclusion therein.

(g)                  Parent will advise the Target promptly after it receives notice of (i) the time when the Form F-4 has become effective or any supplement or amendment has been filed, (ii) the issuance or threat of any stop order, (iii) the suspension of the qualification of the Parent Common Share issuable in connection with this Agreement for offering or sale in any jurisdiction, or (iv) any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form F-4 or comments thereon and responses thereto or requests by the SEC for additional information (and shall deliver a copy of such comments and requests to the Target).

(h)                  Target will advise Parent, and Parent will advise Target, promptly after it receives notice of the issuance by the SEC, any Canadian Securities Regulatory Authority, as applicable, any other securities regulatory authority, the TSX, NYSE MKT or by any other competent authority of any order to cease or suspend trading of any securities of Target or Parent, as applicable, or of the institution or threat of institution of any proceedings for that purpose.

(i)                  If at any time prior to the Effective Time any information relating to Target or Parent, or any of their respective affiliates, officers or directors, should be discovered by Target or Parent which should be set forth in an amendment or supplement to either of the Form F-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement, including, where appropriate, a filing pursuant to Rules 165 and 425 of the Securities Act, describing such information shall promptly be filed with the SEC and, to the extent required by law, disseminated to the shareholders of Target or Parent.

7.8                  Target Shareholders’ Meeting

Target shall, as promptly as reasonably practicable after receiving notice from Parent that the Form F-4 has been declared effective under the Securities Act, (i) take all action necessary in accordance with applicable Law and the articles of incorporation and bylaws of Target duly to give notice of, convene and hold a meeting of its shareholders to be held as promptly as practicable to consider the approval of this Agreement and the Merger (the “Target Meeting”); (ii) engage a proxy solicitation agent, which is approved by the Parent (such approval not to be unreasonably withheld), to advise on and assist with the solicitation of proxies in connection with the Target Shareholder Approvals; (iii) use commercially reasonable efforts to solicit from its shareholders proxies in favor of the Target Shareholder Approvals and (iv) will take all other action reasonably necessary or advisable to secure the vote of its shareholders required by the rules of the NYSE MKT, the TSX or applicable Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Target may adjourn or postpone the Target Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to its shareholders in advance of a vote on the approval of this Agreement and the Merger, or, if as of the time for which the Target Meeting is originally scheduled, there are insufficient Target Common Shares, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Target shall use commercially reasonable efforts such that the Target Meeting is called, noticed, convened, held and conducted, and that all proxies solicited in connection with the Target Meeting are solicited in compliance with applicable Law, the rules of the NYSE MKT, the TSX and the articles of incorporation and bylaws of Target. Notwithstanding anything contained herein to the contrary, Target shall not be required to hold the Target Meeting if this Agreement is terminated or if there is an Adverse Recommendation Change by Target before the Target Meeting is held.

7.9                  Stock Exchange Listing

Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in the Merger and upon exercise of the Substituted Options and the Assumed Warrants to be approved for listing on each of the NYSE MKT and the TSX at or prior to the Effective Time, subject to official notice of issuance.

7.10                  Notice of Certain Events

Target shall give prompt notice to Parent of any fact, event or circumstance as to which Target obtains Knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 8.2(a) or (b). Parent shall give prompt notice to Target of any fact, event or circumstance as to which Parent obtains Knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 8.3(a) or (b). Prior to the Closing, Target may deliver to Parent a supplement or update to the Target Disclosure Letter that reflects any event, condition or circumstance occurring or arising after the Agreement Date that is not otherwise prohibited pursuant to this Agreement and which, in the aggregate taking into account all supplemental disclosures (the “Target Supplemental Disclosures”) provided pursuant to this Section 7.10, have not had and would not reasonably be expected to have a Material Adverse Effect on Target, in which case, prior to the Closing, the specified representations and warranties made by Target will be deemed modified to reflect such event as of the date that such event occurs or arises for purposes of determining whether the conditions set forth in Section 8.2 have been satisfied. Prior to the Closing, Parent may deliver to Target a supplement or update to the Parent Disclosure Letter that reflects any event, condition or circumstance occurring or arising after the Agreement Date that is not otherwise prohibited pursuant to this Agreement and which, in the aggregate taking into account all supplemental disclosures (the “Parent Supplemental Disclosures”) provided arrangements. Each Continuing Employee shall be given credit under such plan for the last continuous period of service with Target and its affiliates prior to the Closing for purposes of determining eligibility to participate, vesting in benefits and vacation and severance benefits, but for no other purpose (including, without limiting the generality of the foregoing, the accrual of benefits);

7.11                  Section 16

Prior to the Effective Time, the Target shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Target Common Shares (including derivative securities with respect to such shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Target who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Target.

7.12                  Takeover Statutes

Target and Parent shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the transactions contemplated hereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or any of the transactions contemplated hereby, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

7.13                  Parent Shareholders’ Meeting

Parent shall, as promptly as reasonably practicable after the Form F-4 has been declared effective under the Securities Act, (i) take all steps reasonably necessary to call, give notice of, convene and hold a special (or annual and special) meeting of its shareholders (the “Parent Meeting”) for the purpose of securing the Parent Shareholders’ Approval, (ii) distribute to its shareholders a management information circular in accordance with applicable Law (the “Parent MIC”), which Parent MIC shall contain the recommendation of the Parent board of directors that its shareholders approve this Agreement, (iii) use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and to secure the Parent Shareholders’ Approval and (iv) cooperate and consult with Target with respect to each of the foregoing matters. Notwithstanding any Adverse Recommendation Change by the Target board of directors or the commencement, public proposal, public disclosure or communication to Parent by Target of any Acquisition Proposal with respect to Target or any of its Subsidiaries, or any other fact or circumstance (except for termination of this Agreement pursuant to Article X), this Agreement shall be submitted to the shareholders of Parent at the Parent Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law. As of the Effective Time, and subject to applicable Law, Parent shall appoint Dennis Higgs, Glenn Catchpole and Paul Saxton, each of which are existing members of the board of directors of Target, to the board of directors of Parent which shall be comprised of at least nine (9) members.

7.14                  Consents of Accountants

Target and Parent will each use commercially reasonable efforts to cause to be delivered to each other consents from their respective independent auditors, dated as of the date on which the Form F-4 is filed with the SEC, as amended or supplemented, or becomes effective or a date not more than two days prior to such date, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form F-4 under the Securities Act.

7.15                  Commercially Reasonable Efforts

Upon the terms and subject to the conditions set forth in this Agreement but subject to Section 7.2, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to the Closing to be satisfied (but in no event shall a party be required to waive any such condition) as promptly as practicable; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, clearances and approvals from Governmental Authorities and the making of all necessary registrations and filings, and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Authority, including under the HSR Act, or any foreign competition laws, in each case to the extent determined to be applicable to the Merger and the parties hereto, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

7.16                  Shareholder Rights Plan.

Target will take steps to cause the Target Shareholder Rights Plan to terminate as of the Effective Time and each Target Right issued under the Target Shareholder Rights Plan will terminate and be of no further force or effect effective as of the Effective Time without any payment to any holder of such Target Rights.

7.17                  Obligation to Indemnify and Maintain Insurance

Prior to the Effective Time, Target shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Target that are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Parent will, or will cause Surviving Entity and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Time. If a tail policy is not available, then Parent agrees that for the period of two years following the Effective Time, Parent shall cause Surviving Entity or any successor to Surviving Entity (including any successor resulting from any winding-up or liquidation or dissolution of any of them) to maintain Target’s current directors’ and officers’ insurance policies or substantially equivalent policies subject in either case to terms and conditions no less advantageous to the directors and officers of Target than those contained in the policies in effect on the date of this Agreement, for all present and former directors and officers of Target, covering claims made prior to or within such two year period, provided the Parent shall not be required to spend annual premiums in excess of 300% of the premiums paid by Target. Parent and Surviving Entity will assume and perform the obligations of Target under each indemnification agreement entered into between Target and the Indemnified Parties that is in effect immediately prior to the Effective Time and will delivery on Closing the written agreement of Parent and Surviving Corporation to assume and perform such obligations. Parent shall cause the Surviving Entity to prior to such date, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with registration statements on Form F-4 under the Securities Act.

7.18                  NI 43-101 Technical Reports.

(a)                  Target shall take all steps necessary to ensure that, as of the date (in this subsection the “Filing Date”) which Target files on SEDAR pursuant to NI 71-102 a Form 10-K in respect of its financial year ended December 31, 2014, it has filed a technical report in respect of each mineral property which is material to Target as of the Filing Date which complies with the requirements of NI 43-101 and which is current as of the Filing Date. Subject to Parent’s prior approval of all independent qualified persons selected by Target in connection with the preparation of such technical report, Parent shall pay fifty percent of the cost for the preparation of any such technical report.

(b)                  Parent shall take all steps necessary to ensure that as of the date on which Parent files on SEDAR an annual information form in respect of its financial year ended December 31, 2014, Parent has filed a technical report in respect of each mineral property which is material to Parent as of such Filing Date which complies with the requirements of NI 43-101 and which is current as of the Filing Date.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1                  Conditions to the Obligation of Each Party

The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) The Target Shareholder Approvals:

(i)                  The Target Shareholders’ Approval shall have been obtained.

(ii)                  The Unaffiliated Shareholders’ Approval shall have been obtained.

(b)                  No action, suit or proceeding instituted by any Governmental Authority of competent jurisdiction shall be pending and no statute, rule, order, decree or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction may be in effect, in each case, that would prohibit, restrain, enjoin or restrict the consummation of the Transactions; provided, however, that, subject to Section 7.5, the party seeking to terminate this Agreement pursuant to this Section 8.1(b) must have used its reasonable best efforts to cause this condition to be satisfied.

(c)                  The Form F-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

(d)                  The Parent Common Shares to be issued in the Merger and upon exercise of the Substituted Options and the Assumed Warrants shall have been approved (or conditionally approved, as applicable) for listing on the NYSE MKT and the TSX, subject to official notice of issuance or customary conditions.

(e)                  Any applicable waiting period under the HSR Act shall have expired or been terminated.

(f)                  All filings with, and all consents, approvals and authorizations of, any Governmental Authority required to be made or obtained by the Parent Parties, the Target or any of their subsidiaries to consummate the Merger, including, without limitation, any required filings and or approvals of the United States Nuclear Regulatory Commission and the State of Utah Division of Radiation Control, shall have been made or obtained, other than those that if not made or obtained would not, individually or in the aggregate, have a Material Adverse Effect on the Target, Parent or Surviving Entity (in each case, determined, for purposes of this clause, after giving effect to the Merger).

(g)                  There shall not be any suit, action, investigation, inquiry or other proceeding instituted, pending or threatened by any governmental or other regulatory or administrative agency or commission that seeks to enjoin, prevent, materially delay or otherwise impose material limitations on the consummation of the transactions contemplated by this Agreement.

(h)                  The Parent Shareholders’ Approval shall have been obtained.

(i)                  CFIUS Approval shall have been obtained.

8.2                  Conditions to the Obligations of the Parent Parties

The obligation of the Parent Parties to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                  The representations and warranties of Target that are not subject to materiality or Material Adverse Effect set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties that are not subject to materiality or Material Adverse Effect to be so true and correct individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect with respect to Target, and the representations and warranties of Target that are subject to materiality or Material Adverse Effect set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date). Parent shall have received a certificate signed on behalf of Target by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b)                  Target shall have performed or complied in all material respects with each of its obligations under this Agreement and any Ancillary Agreement to which it is a party required to be performed or complied with by it at or prior to the Effective Time pursuant to the terms of such Agreement. Parent shall have received a certificate signed on behalf of Target by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(c)                  From the Agreement Date through the Effective Time, there shall not have occurred any Material Adverse Effect with respect to Target or any event, change or circumstance that would reasonably be likely to result in a Material Adverse Effect with respect to Target.

(d)                  Parent shall have received an opinion, dated the Closing Date, of counsel to Target, in form and substance reasonably satisfactory to Parent, based upon facts, representations and assumptions set forth in such opinion which are consistent with the state of facts at the Effective Time, to the effect that the Target Common Shares shall be regularly traded on an established securities exchange within the meaning of Treasury Regulation Section 1.897 -9T(d) as of the Closing Date. In rendering such opinion, counsel may require and rely upon factual representations contained in certificates of the officers of the Parent Parties and Target.

(e)                  Parent shall have received evidence reasonably satisfactory to it that the aggregate amount of all unpaid costs and expenses incurred by Target or its Subsidiaries in connection with this Agreement and the Transactions is not in excess of $1,500,000 (excluding commissions and fees paid to Haywood or Euro Pacific)(it being understood and agreed that any costs and expenses that Target shall pay from its available cash at Closing shall be considered paid from such available cash for purposes of this Section 8.2(f)) .

(f)                  Taxes required to be withheld by Parent or Merger Sub under Section 1445 of the Code shall not exceed $2,000,000.

(g)                  Each consent, waiver and approval set forth in Section 4.4 of this Agreement must have been obtained, and Target must have provided Parent with copies thereof.

(h)                  The number of Dissenting Shares held by stockholders of Target who have exercised dissent rights granted in accordance with Section 3.4 of this Agreement will comprise less than 5% of the issued and outstanding Target Common Shares.

8.3                  Conditions to the Obligations of Target

The obligation of Target to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect with respect to Parent; provided, however, that the representations and warranties of Parent set forth in Sections 5.1 and 5.2 shall be true and correct at such times in all material respects without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein. Target shall have received a certificate signed on behalf of Parent by an authorized officer to the foregoing effect.

(b)                  Each of Parent and Merger Sub shall have performed or complied in all material respects with each of its obligations under this Agreement and any Ancillary Agreement to which approved, as applicable) for listing on the NYSE MKT and the TSX, subject to official notice of issuance or customary conditions.

(c)                  From the Agreement Date through the Effective Time, there shall not have occurred any Material Adverse Effect with respect to Parent or any event, change or circumstance that would reasonably be likely to result in a Material Adverse Effect with respect to Parent.

(d)                  The Target Board Nominees will have been appointed to the board of directors of Parent to be effective immediately after the Effective Time, and the board of directors of Parent will be constituted as provided in Section 7.13 of this Agreement.

(e)                  Each consent, waiver and approval set forth in Section 5.4 of this Agreement must have been obtained, and Parent must have provided target with copies thereof.

ARTICLE IX

SURVIVAL

 9.1                  Survival of Representations and Warranties

The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

9.2                  Survival of Covenants and Agreements

The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1                  Term and Termination

This Agreement shall be effective from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement in accordance with its terms. This Agreement may be terminated at any time prior to the Effective Time, whether before or after its approval by the shareholders of Target or Parent:

(a)                  by the mutual written agreement of Parent and Target;

(b)                  by either Parent or Target, if the Effective Time has not occurred on or before July 31, 2015 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c)                  by either Target or Parent, if after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction restrains, enjoins or prohibits the consummation of the Merger, and such judgment, injunction, order or decree becomes final and non-appealable; provided, however, that, subject to Section 7.5, the right to terminate pursuant to this Section 10.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in such action;

(d)                  by Target, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.3(a) or 8.3(b) and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 Business Days following delivery by Target and receipt by Parent of written notice of such breach or (y) the Termination Date;

(e)                  by Parent, if there has been a breach by Target of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 Business Days following delivery by Parent and receipt by Target of written notice of such breach and (y) the Termination Date;

(f)                  by either Target or Parent, if the Target Shareholder Approvals are not obtained because of the failure to obtain such approval upon a vote at the Target Meeting;

(g)                  by either Target or Parent, if the Parent Shareholders’ Approval is not obtained because of the failure to obtain such approval upon a vote at the Parent Meeting;

(h)                  (i) by Parent or Target, if the other respective party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 7.2, (ii) by Parent if Target shall have failed to hold or otherwise be in material breach of its obligations to hold the Target Meeting in accordance with its obligations under Section 7.8, (iii) by Target if Parent shall have failed to hold or otherwise be in material breach of its obligations to hold the Parent Meeting in accordance with its obligations under Section 7.13, or (iv) by Parent or Target, if the board of directors of the other party or any committee thereof shall have made an Adverse Recommendation Change;

(i)                  by Target or Parent, if Target or Parent, as applicable, will have delivered to Target or Parent, as applicable, the Superior Proposal Notice of such party’s intent to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal received by such party in accordance with the provisions of Section 7.2(f) including the payment by Target to Parent or Parent to Target, as applicable, the termination fee specified in Section 11.1(b) or Section 11.1(c), as applicable. It is understood and agreed that, prior to any termination pursuant to this Section 10.1(i) taking effect, any amendment to the price or any other material term of a Superior Proposal (such amended Superior Proposal, a “Modified Superior Proposal”) shall require a new Superior Proposal Notice and a new five Business Day Match Period with respect to such Modified Superior Proposal.

10.2                  Effect of Termination

In the event of the termination of this Agreement as provided in Section 10.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to the last sentence of each of Section 7.1(a) and Section 7.1(b), this Section 10.2 and Article XI (and any related definitions contained in any such Sections or Article), this Agreement shall forthwith become null and void after such termination and there shall be no liability on the part of Parent, Merger Sub or Target; provided, however, that nothing herein shall relieve any party from any liability with respect to any willful, knowing or fraudulent breach of any representation, warranty, covenant or other obligation under this Agreement.

ARTICLE XI

MISCELLANEOUS

11.1                  Expenses

(a)                  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses, except as provided in this Section 11.1.

(b)                  Target shall pay Parent a termination fee in the amount of $5,000,000 (the “Target Termination Fee”), in any of the following circumstances:

(i)                  Parent terminates this Agreement pursuant to Section 10.1(h) (breach by Target of Sections 7.2 or 7.8 or in the event of an Adverse Recommendation Change by the board of directors of Target), except in the event of an Adverse Recommendation Change by the board of directors of Target resulting from the occurrence of a Material Adverse Effect in respect of Parent as contemplated in Section 7.2(a)(iii); or

(ii)                  Target terminates this Agreement pursuant to Section 10.1(i) (Superior Proposal); or

(iii)                  (A) Parent terminates this Agreement pursuant to Section 10.1(b) (failure to complete by Termination Date), or (B) either Parent or Target terminates this Agreement pursuant to Section 10.1(f) (failure to obtain the Target Shareholders’ Approval), and, after the date hereof and prior to such termination, an Acquisition Proposal with respect to Target is publicly proposed by any Person (other than Parent or any of its affiliates) or any Person publicly announces its intention (whether or not conditional) to make an Acquisition Proposal with respect to Target or such intention has otherwise become known to Target’s shareholders generally; provided, however, that Target shall not be required to pay the Termination Fee to Parent pursuant to this Section 11.1(b)(iii) prior to entering into a definitive agreement and consummating a transaction constituting an Acquisition Proposal, and shall in no event be required to pay such Termination Fee if such consummation occurs more than twelve months after the termination of this Agreement;

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 12.1(b), except that references to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “50% or more”.

(c)                  Parent shall pay Target a termination fee in the amount of $5,000,000 (the “Parent Termination Fee”), in any of the following circumstances:

(i)                  Target terminates this Agreement pursuant to Section 10.1(h) (breach by Parent of Sections 7.2 or 7.13, as applicable, or in the event of an Adverse Recommendation Change by the board of directors of Parent), except in the event of an Adverse Recommendation Change by the board of directors of Parent resulting from the occurrence of a Material Adverse Effect in respect of Target as contemplated in Section 7.2(a)(iii); or

(ii)                  Parent terminates this Agreement pursuant to Section 10.1(i) (Superior Proposal); or

(iii)                  (A) Target terminates this Agreement pursuant to Section 10.1(b) (failure to complete by Termination Date), or (B) either Parent or Target terminates this Agreement pursuant to Section 10.1(g) (failure to obtain the Parent Shareholders’ Approval), and, after the date hereof and prior to such termination, an Acquisition Proposal with respect to Parent is publicly proposed by any Person (other than Target or any of its affiliates) or any Person publicly announces its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent’s shareholders generally; provided, however, that Parent shall not be required to pay the Termination Fee to Target pursuant to this Section 11.1(c)(iii) prior to entering into a definitive agreement and consummating a transaction constituting an Acquisition Proposal, and shall in no event be required to pay such Termination Fee if such consummation occurs more than twelve months after the termination of this Agreement.

For the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 12.1(b), except that references to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “50% or more”.

(d)                  Except as otherwise set forth above, any payment required pursuant to this Section 11.1 shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by Parent.

(e)                  Each of Target and Parent acknowledges that the agreements contained in this Section 11.1 are an integral part of the Transactions and that, without these agreements, neither Parent nor Target would enter into this Agreement. Each of Target and Parent acknowledges that the payments of the amounts set out in this Section 11.1 are a genuine pre-estimate of the damages, which the party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and accordingly are not penalties. If Target or Parent fails promptly to pay any amount due pursuant to this Section 11.1, and, in order to obtain such payment, Parent or Target commences a suit that results in a judgment against Target or Parent for such payment, Target or Parent, as applicable, shall pay to Parent or Target, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the payment at a rate of 10% per annum. For greater certainty, each of Target and Parent agrees that, upon any termination of this Agreement under circumstances where Target or Parent is entitled to a Termination Fee and such Termination Fee is paid in full, Target or Parent, as the case may be, shall be precluded from any other remedy against the other party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however, that payment by a party of a Termination Fee shall not be in lieu of any damages or any other payment or remedy available (including, without limitation, an order for specific performance) in the event of any wilful or intentional breach by such party of any of its obligations under this Agreement.

11.2                  Notices

All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

To Parent or Merger Sub:

Energy Fuels Inc.
225 Union Blvd.
Suite 600
Lakewood, Colorado 80228
Attention: Stephen P. Antony, Chief Executive Officer
Facsimile: (303) 974-2141

With a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
TD Canada Trust Tower, Brookfield Place
161 Bay Street
Suite 4310
Toronto, Ontario M5J 2S1
Attention: Richard B. Raymer
Facsimile: (416) 367-7371

And (which shall not constitute notice) to:

Borden Ladner Gervais LLP
Scotia Plaza
40 King Street West, 44th Floor
Toronto, Ontario M5H 3Y4
Attention: Mark Wheeler
Facsimile: (416) 361-7376

To Target:

Uranerz Energy Corporation
1701 East “E” Street
PO Box 50850
Casper, WY 82605
Attention: Glenn Catchpole, Chief Executive Officer
Facsimile: (307) 265-8904

With a copy (which shall not constitute notice) to:

McMillan LLP
Royal Centre
1055 W. Georgia Street, Suite 1500
PO Box 11117
Vancouver, BC V6E 4N7
Attention: Michael Taylor
Facsimile: (604) 685-7084

Any such notice or communication shall be deemed given (a) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (b) one Business Day after being deposited with a next-day courier, postage prepaid or (c) three Business Days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

11.3                  Severability

If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions may be consummated as originally contemplated to the fullest extent possible.

11.4                  Assignment

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that, except for Merger Sub, the rights of which may be assigned to another wholly owned Subsidiary of Parent, neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

11.5                  Interpretation

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references to “dollars” or “$” shall mean United States dollars. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the drafting party.

11.6                  Knowledge

References to “Knowledge” of Target shall mean the actual knowledge of the executive officers or general counsel of Target. References to “Knowledge” of Parent shall mean the actual knowledge of the executive officers or general counsel of Parent.

11.7                  Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

11.8                  Entire Agreement

This Agreement, together with all documents contemplated herein or required hereby and the Confidentiality Agreement, represent the entire agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the subject matter hereof.

11.9                  Governing Law

This Agreement shall be construed, interpreted, and governed in accordance with the laws of the state of Nevada, without reference to rules relating to conflicts of law.

11.10                  Submission to Jurisdiction

Each party to this Agreement submits to the exclusive jurisdiction of any state or federal court sitting in the State of Nevada in any dispute or action arising out of or relating to this Agreement and agrees that all claims in respect of such dispute or action may be heard and determined in any such court. Each party also agrees not to bring any dispute or action arising out of or relating to this Agreement in any other court. Each party agrees that a final judgment in any dispute or action so brought will be conclusive and may be enforced by dispute or action on the judgment or in any other manner provided at law (common, statutory or other) or in equity. Each party waives any defense of inconvenient forum to the maintenance of any dispute or action so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

11.11                  Waiver of Jury Trial

Each of Target and Parent acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the Transactions contemplated by this Agreement. Each of the Target and Parent certifies and acknowledges that (i) no representative of any other party to this Agreement has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (ii) such party has considered the implications of this waiver, (iii) such party makes this waiver voluntarily, and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications of this Section 11.10.

11.12                  Attorneys’ Fees

If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable 1701 East “E” Street attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

11.13                  No Third Party Beneficiaries

No Person other than the parties is an intended beneficiary of this Agreement or any portion hereof.

11.14                  Disclosure Letters

The disclosures made on any disclosure letter, including the Target Disclosure Letter, with respect to any representation or warranty, shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is reasonably apparent from the face of the disclosure letter. The inclusion of any matter on any disclosure letter will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Material Adverse Effect with respect to Parent or Target, as applicable, or would otherwise be material to any party.

11.15                  Amendments and Supplements

At any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Parent and Target with respect to any of the terms contained in this Agreement, except as otherwise provided by Law; provided, however, that following approval of this Agreement by the shareholders of Target, there shall be no amendment or change to the provisions hereof unless permitted by the Merger Act without further approval by the shareholders of Target.

11.16                  Extensions, Waivers, Etc

At any time prior to the Effective Time, either party may extend the time for the performance of any of the obligations or acts of the other party;

(a)                   waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(b)                   subject to the proviso of Section 11.14, waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by Parent or Target in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE XII

DEFINITIONS

12.1                  Defined Terms

The following terms shall have the following meanings for the purposes of this Agreement:

(a)                  “Ancillary Agreement” means each Voting Agreement and any other agreement, document or instrument to be entered into by any party hereto in connection with the Merger, any other Transaction or this Agreement.

(b)                  “Acquisition Proposal” means, with respect to Target or the Parent, any proposal or offer, or public announcement of an intention to make a proposal or offer, to such party or its security holders from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i)                  any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization or reorganization resulting in any Person or group of Persons owning 20% or more of the issued and outstanding equity or voting interests of Target or the Parent;

(ii)                  any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of Target or the Parent representing 20% or more of the consolidated assets (based on the fair market value thereof), revenues or earnings of Target or the Parent and for clarity includes (but not limited to) the sale of (1) with respect to the Target, any one of the Nichols Ranch project (and/or processing plant), the Hank project, the Jane Dough project and (2) with respect to the Parent, any one of the White Mesa Mill and any surrounding mineral properties described in Parent’s latest filed annual report on Form 40-F (other than properties described as being non-material in such annual report on Form 40-F), the Roca Honda Project, Gas Hills project or the Sheep Mountain project; and

(iii)                  any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Target or the Parent representing 20% or more of the issued and outstanding equity or voting interests of Target or the Parent; and

(iv)                  any arrangement whereby effective operating control of Target or Parent is granted to another party or Person.

(c)                  “Audit” means any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes.

(d)                  “Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks located in Toronto, Ontario or Las Vegas, Nevads are open for the conduct of business.

(e)                  “CFIUS” means the Committee on Foreign Investment in the United States.

(f)                  “CFIUS Approval” means (i) the Target and Parent shall have received a written notification issued by CFIUS that it has determined that (A) it lacks jurisdiction over the transaction; (B) it has concluded its review under Section 721 and has determined that there are no unresolved national security concerns with respect to the transaction; or (C) if CFIUS undertakes investigation of the transaction, Parent and Target shall have received notification that the U.S. government has concluded all action under Section 721 and has determined that there are no unresolved national security concerns with respect to the transaction and no Material Mitigation Measure has been imposed on either Target or Parents by CFIUS as a condition to proceeding with the transaction.

(g)                  “Code” means Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

(h)                  “Confidentiality Agreement” means the confidentiality agreement between Energy Fuels Inc. and Uranerz Energy Corporation dated June 30, 2014, as amended on December 4, 2014.

(i)                  “Environmental Laws” means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency, other federal agencies, and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation the Clean Air Act, the Federal Water Pollution Control Act (also known as the Clean Water Act), the Oil Pollution Act of 1990, the Rivers and Harbors Act of 1899, the Safe Drinking Water Act, the Emergency Planning and Community Right-to-Know Act, the Superfund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response Compensation and Liability Act, the Hazardous and Solid Waste Amendments Act of 1984, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Hazardous Materials Transportation Act, the National Environmental Policy Act, the Mine Safety and Health Act, Atomic Energy Act, Federal Land Policy and Management Act, 1897 Organic Act, and National Historic Preservation Act, each as amended, and other federal and applicable state, local and foreign laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

(j)                  “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(k)                  “Form F-4” means the registration statement on Form F-4 to be filed by Parent with the SEC in order to register (i) the Parent Common Shares issuable upon completion of the Merger, and (ii) the Parent Common Shares issuable upon exercise of the Assumed Warrants.

(l)                  “Governmental Authority” means (i) any governmental department, commission, board, bureau, agency, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction, (ii) any political subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (iv) any self-regulatory organization or stock exchange, including the TSX and NYSE MKT.

(m)                  “Hazardous Substances” means any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law.

(n)                  “Hedging Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity price protection agreement, foreign exchange protection agreement, and any other agreement or arrangement designed to protect such Person against fluctuations in interest rates, commodity prices or foreign exchange rates, as any such agreement is amended, supplemented or modified from time to time.

(o)                  “Indebtedness” means, with respect to any Person, (a) all indebtedness of such party or any of its Subsidiaries for the repayment of borrowed money, whether or not represented by bonds, debentures, notes or similar instruments, (b) all other indebtedness and obligations of such party or any of its Subsidiaries evidenced by bonds, debentures, notes or similar instruments, under loan agreements, security agreements, mortgages, deeds of trust, Hedging Agreements or letter of credit reimbursement agreements, (c) other commitments or obligations by which such party or any of its Subsidiaries assures against loss (including contingent reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar instruments), (d) commitments (contingent or otherwise) of such party or any of its Subsidiaries to pay deferred purchase amounts for property or services, including all notes, “earn-out” payments, purchase price adjustment payments and non-competition payments and (e) guarantees or similar contingent liabilities of such party or any of its Subsidiaries (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or Liability of any other Person.

(p)                  “Law” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, or other requirements of any Governmental Authority having the force of law or any listing rule of any applicable stock exchange.

(q)                  “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

(r)                  “Liens” means liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal by any third parties, encroachments, and other burdens, options or encumbrances of any kind.

(s)                  “List” means the United States Environmental Protection Agency’s National Priorities List (NPL) of Hazardous Substance Sites or CERCLA Information System (CERCLIS) or any similar list maintained by any state regulatory agency with respect to sites from which there has been a release of Hazardous Substances.

(t)                  “Material Adverse Effect” means any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such party and its subsidiaries taken as a whole, other than any effect: (i) relating to the Canadian or United States economies, political conditions or securities markets in general; (ii) affecting the uranium mining or milling industry or nuclear power generation industry in general; (iii) resulting from changes in the price of uranium; (iv) relating to a change in the market trading price of shares of Target or Parent, either (a) related to this Agreement and the Merger or the announcement thereof or (b) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii), (iii) above, or (v), below or (v) relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against such person or any of its subsidiaries) or in accounting principles or standards applicable to Target or Parent; provided, however, that the effect referred to in (i), (ii) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) the Target, the Parent or any Subsidiary of Parent, taken as a whole, or disproportionately adversely the Target, the Parent or any Subsidiary of Parent, taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate.

(u)                  “Material Contract” means, with respect to a party, any contract, arrangement, commitment or understanding (whether written or oral), that (i) is a material contract (as defined in Item 601(b)(10) of SEC Regulation S-K) with respect to the party to be performed after the Agreement Date, (ii) materially restrains, limits or impedes the ability of the party or any of its Subsidiaries or other affiliates to compete with or conduct any business or any line of business (including (A) agreements that impose geographic limitations on activities, (B) agreements that impose restraints on the right to solicit employees and (C) any confidentiality agreement, area of mutual interest or standstill agreement with any Person (or any agent thereof) that contains any exclusivity or standstill provisions that are or will be binding on a party or any of its Subsidiaries or other affiliates (including, after the Effective Time,)), (iii) contains a provision of the type commonly referred to as a “most favored nation” provision for the benefit of a party other than the party or its Subsidiaries, (iv) contains a put, call or other right of acquisition or disposition pursuant to which the party or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests (including licensing or leasehold interests) of any Person or assets that have a market value or purchase price of more than $100,000, (v) entitles any current or former officer, employee, director or other independent contractor of the a party or any Subsidiary to any change in control payment or benefit, transaction bonus, severance pay or similar benefit, (vi) is a partnership or joint venture relating to the formation, creation, operation, management or control of any material partnership or joint venture, or (vii) relates to Indebtedness in excess of $100,000 of Target, or (viii) relates to the sale of uranium concentrates where the value of the uranium concentrates to be sold is in excess of $100,000.

(v)                  “Material Mitigation Measure" means any mitigation measure proposed by CFIUS that (i) requires Parent to hold its ownership interests in Target indirectly, such as through proxy holders or in a voting trust; (ii) materially interferes with Parent’s ability to participate in the management of Target; (iii) requires the exclusion of any material asset from the scope of the transaction or Parent or Target to dispose of any material portion of its businesses, operations, assets or product lines (or any combination thereof); or (iv) otherwise is reasonably likely to result in a Material Adverse Effect on Target or Parent.

(w)                  “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators.

(x)                  “Parent Common Shares” means common shares in the capital of Parent, no par value, as constituted on the Agreement Date.

(y)                  “Parent Material Subsidiaries” means each of Energy Fuels Holdings Corp., Titan Uranium Inc., Uranium Power Corp., Energy Fuels Wyoming Inc., Magnum Uranium Corp., Magnum Mineral USA Corp., Colorado Plateau Partners LLC, EFR White Canyon Corp., EFR White Mesa LLC, EFR Arizona Strip LLC, EFR Henry Mountains LLC, EFR Colorado Plateau LLC, Energy Fuels Resources (USA) Inc., and Strathmore Minerals Corp., Strathmore Resources (US) Ltd., Roca Honda Resources LLC, Wyoming Gold Mining Company, CK Mining Corp., Saratoga Gold Company Ltd.

(z)                  “Permitted Lien” means (i) Liens for Taxes and other governmental charges and assessments (except assessments for public improvements levied, pending or deferred against the Real Property) that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made in connection with any such contest), (ii) Liens of carriers, warehousemen, mechanics’ and materialmen and other like Liens arising in the ordinary course of business (provided lien statements have not been filed as of the Closing Date), (iii) easements, rights of way and restrictions, zoning ordinances and other similar Liens affecting the Real Property and which do not adversely affect title to, detract from the value of, or impair the existing or proposed use of, the property affected by such lien or imperfection, (iv) statutory Liens in favor of lessors arising in connection with any property leased to Target or any Subsidiary and (v) liens granted by Uranerz under the Wyoming Bond Financing Agreement, including the mortgage, assignment of revenues, security agreement, fixture filing and financing statement between Target, as mortgagor, and UMB Bank, n.a., as trustee and mortgagee dated as of November 26, 2013 with respect to the $20,000,000 Johnson County, Wyoming Taxable Industrial Development Revenue Bond (Uranerz Energy Corporation Project) Series 2013.

(aa)                  “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any Governmental Authority.

(bb)                  “Section 721” means Section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007.

(cc)                  “Securities Act” means the United States Securities Act of 1933, as amended;

(dd)                  “Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of such Person).

(ee)                  “Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date hereof and did not result from the breach of Section 7.2 by Target, Parent, or their Representatives and that the board of directors of Target or the board of directors of Parent determines in good faith after consultation with its legal and financial advisors:

(i)                  is made to Target (or Parent) or all the Target common shareholders (or Parent common shareholders) and in compliance with applicable securities Laws, and is made for all or substantially all of the assets of Target or Parent or all Target shares, or Parent shares not owned by the person making the Acquisition Proposal;

(ii)                  that funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure that the third party will have the funds or other consideration necessary for the consummation of the Acquisition Proposal;

(iii)                  if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction financially superior for Target or Parent and its security holders than the transaction contemplated by this Agreement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the board of directors of Target or the board of directors of Parent);

(iv)                  is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal;

(v)                  is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition; and

(vi)                  that the taking of action in respect of such Acquisition Proposal is necessary for the board of directors of Target or board of directors of Parent in the discharge of its fiduciary duties under applicable Laws.

(ff)                  “Target Book-Entry Shares” means uncertificated book-entry Target Common Shares outstanding immediately prior to the Effective Time;

(gg)                  “Target Common Shares” means shares of common stock of Target, $0.001 par value, as constituted on the Agreement Date;

(hh)                  “Target Physical Shares” means Target Common Shares represented by definitive physical share certificates immediately prior to the Effective Time;

(ii)                   “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes.

(jj)                  “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

(kk)                  “Taxes” means all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

(ll)                  “Wyoming Bond Financing Agreement” means the financing agreement between Target and Johnson County, Wyoming dated as of November 2, 2013 with respect to the $20,000,000 Johnson County, Wyoming Taxable Industrial Development Revenue Bond (Uranerz Energy Corporation Project) Series 2013.

12.2                  Additional Defined Terms

.

Term	Section

2013Parent Balance Sheet	5.7
2013Target Balance Sheet	4.7
Acceptable Confidentiality Agreement	7.2(e)(ii)(A)
Adverse Recommendation Change	7.2(f)
Agreement	Preamble
Agreement Date	Preamble
Articles of Merger	1.2
Assumed Warrants	3.3(d)
Canadian Securities Regulatory Authorities	5.5(b)
Cantor	5.27
Closing Date	3.5
Closing	3.5
Corporations Act	2.1
Dissenting Shares	3.4(a)
EDGAR	Preamble to Article IV
Effective Time	1.2
Enforceability Exception	4.3
Exchange Agent	3.2(a)
Exchange Fund	3.2(a)
Exchange Instructions	3.2(b)
Exchange Ratio	3.1(b)
Euro Pacific	4.22
GAAP	4.6
Haywood	4.22
HSR Act	4.4(b)
IFRS	5.6
Knowledge	11.6
Match Period	7.2(f)(iv)
Merger	Preamble
Merger Act	1.1
Merger Sub	Preamble
Modified Superior Proposal	10.1(i)
NRS	1.1
NYSE MKT	1.3
Parent	Preamble
Parent 43-101 Technical Reports	5.16(k)
Parent Benefit Plan	5.12(a)
Parent Debentures	5.2(a)

B-81

Term	Section

Parent Disclosure Letter	Preamble to Article V
Parent ERISA Affiliate	5.12(a)
Parent Fee Property	5.16(a)
Parent Improvements	5.16(f)
Parent Intellectual Property	5.25
Parent Listed Personal Property	5.16(f)
Parent Meeting	7.13
Parent MIC	7.13
Parent Mining Claims	5.16(a)
Parent Options	5.2(a)
Parent Parties	Preamble
Parent Permits	5.14
Parent Preferred Shares	5.2(a)
Parent Property Contracts	5.16(a)
Parent Real Property	5.16(a)
Parent Rights Plan	5.2(a)
Parent SEC Reports	5.5(a)
Parent SEDAR Reports	5.5(b)
Parent Shareholders’ Approval	5.18
Parent Stock Option Plan	5.2(a)
Parent Supplemental Disclosures	7.10
Parent Termination Fee	11.1(c)
Parent Voting Agreements	Preamble
Parent Warrants	5.2(a)
Parent Water Rights	5.16(e)
PCBs	4.13(e)
Potential Acquisition Proposal	7.2(d)
Proxy Statement/Prospectus	4.19
Representatives	7.2(a)
Roth	5.21
Sarbanes-Oxley Act	4.5(c)
SEC	4.4(b)
SEDAR	Preamble to Article IV
September 30, 2014 Parent Balance Sheet	5.7
September 30, 2014 Target Balance Sheet	4.7
Substituted Options	3.3(a)
Superior Proposal Notice	7.2(f)(iii)
Surviving Entity	1.1
Target	Preamble
Target 43-101 Technical Reports	4.16(k)
Target Benefit Plan	4.12(a)
Target Disclosure Letter	Preamble to Article IV
Target ERISA Affiliate	4.12(a)
Target Fee Property	4.16(a)
Target Improvements	4.16(f)
Target Intellectual Property	4.20
Target Listed Personal Property	4.16(f)
Target Meeting	7.8

B-82

Term	Section

Target Mining Claims	4.16(a)
Target Permits	4.14
Target Preferred Shares	4.2(a)
Target Property Contracts	4.16(a)
Target Real Property	4.16(a)
Target Rights Plan	4.2(a)
Target SEC Reports	4.5(a)
Target SEDAR Reports	4.5(b)
Target Shareholders’ Approval	4.18
Target Shareholder Approvals	4.18
Target Stock Option	3.3(a)
Target Stock Option Plan	3.3(a)
Target Supplemental Disclosures	7.10
Target Termination Fee	11.1(b)
Target Voting Agreements	Preamble
Target Warrants	3.3(b)
Target Warrant Indentures	3.3(b)
Termination Date	10.1(b)
Transactions	3.5
Unaffiliated Shareholders’ Approval	4.18
Voting Agreements	Preamble
WARN Act	6.1(s)
Water Rights	4.16(e)

[SIGNATURE PAGE FOLLOWS]

B-83

 IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

ENERGY FUELS INC.

By:	/s/ Stephen P. Antony
Name:	Stephen P. Antony
Title:	Chief Executive Officer

EFR NEVADA CORP.

By: /s/ Stephen P. Antony
Name:	Stephen P. Antony
Title:	President

URANERZ ENERGY CORPORATION

By: /s/ Glenn Catchpole
Name:	Glenn Catchpole
Title:	Chief Executive Officer

B-84

EXHIBIT A-1

Signatories to Target Voting Agreements

Peter W. Bell
Glenn Catchpole
Arnold J. Dyck
Paul Goranson
Dennis Higgs
Doug Hirschman
Dr. Gerhard F. Kirchner
Bruce Larson
Benjamin D. Leboe
Paul Saxton
Glenda Thomas
Mike Thomas

EXHIBIT A-2

Signatories to Parent Voting Agreements

Stephen P. Antony
J. Birks Bovaird
Paul A. Carroll
David C. Frydenlund
Larry Goldberg
Mark Goodman
Bruce Hansen
Ron F. Hochstein
Tae Hwan Kim
Richard J. Patricio
Harold R. Roberts
Daniel G. Zang

AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER dated as of May 8, 2015 (this “Amendment”), is by and among Uranerz Energy Corporation, a corporation organized under the laws of the state of Nevada (the “Target”), Energy Fuels Inc., a corporation organized under the laws of the province of Ontario, Canada (“Parent”), and EFR Nevada Corp., a corporation organized under the laws of the state of Nevada and an indirect wholly owned subsidiary of Parent (“Merger Sub”) (each a “Party” and together the “Parties”).

WHEREAS, the Parties previously entered into that certain Agreement and Plan of Merger dated as of January 4, 2015 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub shall merge with and into the Target (the “Merger”) and the Target shall continue as the surviving corporation in such Merger (capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Merger Agreement);

WHEREAS, Section 11.15 of the Merger Agreement permits the Parties to amend the Merger Agreement; and

WHEREAS, the Parties desire to amend the Merger Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.                  Amendment to Section 1.3 of the Merger Agreement. Section 1.3 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“1.3 Governance of Parent. The Parent shall, in accordance with all applicable corporate, NYSE MKT LLC (“NYSE MKT”) and TSX laws, rules and regulations, take all actions necessary to cause the appointment of two (2) existing members of the board of directors of Target to the board of directors of Parent such that the board of directors of Parent is constituted as provided in Section 7.13 of this Agreement as of the Effective Time.”

2.                  Amendment to Section 3.2(h) of the Merger Agreement. Section 3.2(h) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“(h) Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Target Common Shares or Target Warrants such amounts as Parent, the Surviving Entity or the Exchange Agent determine are required to be deducted and withheld under the Code or any provision of state, local, or foreign Tax Law (the “Withholding Amount”). With respect to the making of such payment, such withholding of Parent Common Shares issued to any holder of Target Warrants shall be an amount determined by Parent to be reasonably necessary to satisfy the Parent’s withholding obligation. To the extent that amounts are withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Target Common Shares or Target Warrants in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be. Parent and Target shall cooperate with and assist each other with efforts to reduce or eliminate such withholding Taxes. At the Closing, Parent and any holder of Target Common Shares (who does not also hold Target Warrants) subject to withholding under this section will direct the Exchange Agent to deliver 90% of the Parent Common Shares to such holder (or as it may otherwise direct) and to sell to a third person (and under no circumstances shall the Parent redeem, acquire, or cancel such Parent Common Shares) 10% of the Parent Common Shares to be received in the Transaction (the “Withholding Shares”) by such holder to satisfy the withholding obligation as soon as reasonably possible after the Closing and to deliver all of the proceeds from selling of the Withholding Shares to Parent. Parent will then remit the Withholding Amount to the appropriate Government Authorities for the account of such holders within the time limits prescribed by applicable Tax Laws. Parent will have no further recourse against such holders with respect to the Withholding Amount and, upon remittance of the required Withholding Amount under applicable Tax Laws, such holders will have no further recourse against Parent with respect to such Withholding Shares. If, (a) the proceeds from the sale of the Withholding Shares is less than the Withholding Amount, such holder shall have no liability to Parent to pay such difference, and (b) the proceeds from the sale of the Withholding Shares is greater than the Withholding Amount, the holder shall have no entitlement to such excess amount.”

3.                  Amendment to Section 4.23 of the Merger Agreement. Section 4.23 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“4.23 FIRPTA. The Target Common Shares shall be “regularly traded” on an established securities market within the meaning of Treasury Regulation section 1.897 -9T(d). Other than as disclosed in Section 4.23 of the Target Disclosure Letter, no Target shareholder or Target Warrant holder who is a “foreign person” (as defined in Section 1445(f)(3) of the Code) holds or has held (pursuant to the constructive ownership rules of Section 318(a) of the Code): (i) more than 5% of Target Common Shares at any time during the 5-year period ending on Closing Date; (ii) Target Warrants with a fair market value on the date acquired by such Target Warrant holder greater than the fair market value on that date of 5% of the Target Common Shares; or (iii) aggregate equity securities of Target with a fair market value on the date acquired in excess of 5% of the fair market value of Target Common Shares on such date.”

4.                  Amendment to Section 7.13 of the Merger Agreement. Section 7.13 of the Merger Agreement shall be deleted in its entirety and replaced with the following:

“7.13 Parent Shareholders’ Meeting. Parent shall, as promptly as reasonably practicable after the Form F-4 has been declared effective under the Securities Act, (i) take all steps reasonably necessary to call, give notice of, convene and hold a special (or annual and special) meeting of its shareholders (the “Parent Meeting”) for the purpose of securing the Parent Shareholders’ Approval, (ii) distribute to its shareholders a management information circular in accordance with applicable Law (the “Parent MIC”), which Parent MIC shall contain the recommendation of the Parent board of directors that its shareholders approve this Agreement, (iii) use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and to secure the Parent Shareholders’ Approval and (iv) cooperate and consult with Target with respect to each of the foregoing matters. Notwithstanding any Adverse Recommendation Change by the Target board of directors or the commencement, public proposal, public disclosure or communication to Parent by Target of any Acquisition Proposal with respect to Target or any of its Subsidiaries, or any other fact or circumstance (except for termination of this Agreement pursuant to Article X), this Agreement shall be submitted to the shareholders of Parent at the Parent Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law. As of the Effective Time, and subject to applicable Law, Parent shall appoint Dennis Higgs and Glenn Catchpole, each of which are existing members of the board of directors of Target, to the board of directors of Parent which shall be comprised of eight (8) members.”

5.                  No Other Amendments. The Parties each hereby acknowledge, agree and understand that except as expressly set forth above, this Amendment (i) shall not amend, modify or otherwise impact any provision of the Merger Agreement, all of which shall remain in effect, and (ii) shall not serve as a waiver of, and shall be without prejudice to, any rights, remedies, claims or defenses of any Party under the Merger Agreement or otherwise, all of which are expressly reserved by the respective Parties.

6.                  Applicable Law. This Amendment shall be construed, interpreted, and governed in accordance with the laws of the state of Nevada, without reference to rules relating to conflicts of law.

7.                  Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Parent, Merger Sub and the Target have caused this Amendment to be executed by their respective officers thereunto duly authorized, all as of the date first written above.

ENERGY FUELS INC.

By:
Name: Stephen P. Antony
Title: President and CEO

EFR NEVADA CORP.

By:
Name: David Frydenlund
Title: Secretary

URANERZ ENERGY CORPORATION

By:
Name: Glenn Catchpole
Title: Chief Executive Officer

[Signature Page to Amendment of Merger Agreement]

SCHEDULE “C”

FAIRNESS OPINION

January 2, 2015

Board of Directors
Energy Fuels, Inc.
225 Union Blvd
Lakewood, CO 80228

Members of the Board of Directors:

Roth Capital Partners, LLC (“Roth, “us” or “we””) understands that Energy Fuels, Inc., a corporation organized under the laws of the Province of Ontario, Canada (the “Parent”), Merger Sub, a Nevada corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Uranerz Corporation., a Nevada corporation (“Target”), intend to enter into an Agreement and Plan of Merger substantially in the form of a draft dated December 20, 2014 (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into Target (the “Merger”), for and in consideration of an exchange of .255 shares of Parent common stock (“Parent Common Stock”) for one share of Target’s stock (the “Exchange Ratio”), and Merger Sub will cease to exist and Target will continue as an indirect wholly-owned subsidiary of Parent.

You have asked us to render an opinion, as of the date hereof, with respect to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Parent Common Stock.

For purposes of the opinion set forth herein, we have reviewed a draft of the Merger Agreement dated December 20, 2014, and also, among other things:

(i)	reviewed certain publicly available and other business and financial information provided by Parent;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning Target provided by Parent;

(iii)	reviewed certain financial forecasts relating to Target prepared by the management of Target (the “Target Forecasts”) provided by Parent;

(iv)

discussed the past and current operations, financial condition and prospects of each of Target and Parent with senior management of Parent, including the assessments of senior management of Parent as to the liquidity needs of, and financing alternatives and other capital resources available to, Target;

(v)	participated in certain discussions with senior management of Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger;

(vi)	compared the financial performance of Parent and Target, and their prices and trading activity respectively with that of certain publicly-traded companies we deemed relevant in preparing this opinion;

(vii)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant in preparing this opinion;

(viii)	participated in discussions with certain representatives of Parent, and its professional advisors; and

(ix)

performed such other analyses and considered such other data, financial studies, analyses and investigations, and financial, economic and market criteria and factors which we deemed relevant in preparing this opinion.

In conducting our review and arriving at our opinion, with your consent, we have not independently investigated or verified any of the foregoing information and we have assumed and relied upon such information as being accurate and complete in all material respects, and we have further relied upon verbal or written assurances of senior management of Parent that such information was accurate and complete in all material respects when given to us and that they are not aware of any facts or circumstances that would make or render any of such information inaccurate, incomplete or misleading in any material respect. With respect to the Target Forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Target as to the future financial performance of Target. We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets, liabilities or business operations of Parent or Target, nor have we been furnished with any such valuation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we actually conducted, any physical inspection of the properties or facilities of Parent or Target.

We also have assumed, with your consent, that the Merger will be consummated substantially in accordance with the terms set forth in the Merger Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended, the Ontario Securities Act, and all other applicable federal, state and local statutes, rules, regulations promulgated thereunder and the rules and regulations of the NYSE MKT, Toronto Stock Exchange and other applicable exchanges, that the representations and warranties of each party in the Merger Agreement are true and correct, that each party to the Merger will perform on a timely basis all covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have further assumed that the final Merger Agreement when signed by all relevant parties will conform in all material respects to the draft Merger Agreement dated December 20, 2014, and that the Merger will be consummated as described in the draft Merger Agreement. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be timely obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed or waivers made that would have a material adverse effect on Parent or Target or on the contemplated benefits of the Merger.

Our opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio to the holders of Parent Common Stock. Our opinion does not in any manner address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of any compensation to any officers, directors or employees of, or any class of such persons, relative to the consideration to be received by the holders of Parent Common Stock in the Merger. Our opinion also does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Parent, the underlying business decision of Parent to proceed with the Merger, or the effects of any other transaction in which Parent might engage. The issuance of this opinion was approved by an authorized internal fairness committee of Roth in accordance with our customary practice. Our opinion is necessarily based on economic, monetary, market, financial and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We express no opinion as to the underlying valuation, future performance or long-term viability of Parent or Target. Further, we express no opinion as to the actual value of the shares of Parent Common Stock when issued pursuant to the Merger Agreement or the prices at which shares of Parent Common Stock will trade at any time before, after or during the Merger. It should be understood that, although subsequent developments or events may affect various assumptions used by us in preparing our opinion, we do not have any obligation to update, revise or reaffirm our opinion based on such developments or events or otherwise and we expressly disclaim any responsibility to do so. Our opinion does not address any legal, tax or accounting matters.

We note that, in connection with performing and rendering our services to Parent, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to any other merger, sale or other business combination involving all or any part of Parent.

We have acted as financial advisor to Parent in connection with the Merger and will receive a fee for our services payable upon delivery of this opinion to the Parent’s Board of Directors following a request from such Board that our opinion be so delivered. Our fee is not contingent upon the consummation of the Merger. We will be reimbursed for our reasonable out of pocket expenses incurred in rendering services to Parent, subject to an agreed maximum amount. Payment of such reimbursement is not contingent upon consummation of the Merger. Parent has agreed to indemnify us for certain losses, claims, damages and liabilities arising out our performance of services pursuant to our engagement with Parent. In the two years prior to the date hereof, we have not provided any services to the Parent where we received a fee.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Parent or Target, and, accordingly, may at any time hold a long or a short position in such securities.

It is understood that this letter is solely for the information of the Board of Directors of Parent in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder of Parent as to how such stockholder should vote or otherwise act or refrain from acting on any matter relating to the Merger. This opinion may not be relied upon by any other person, or used for any other purpose. Except as expressly contemplated by and subject to the limitations set forth in the Merger Agreement, this opinion may not be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. We acknowledge that a copy of this opinion may be included in its entirety as an exhibit, and a summary of the contents of this opinion may be disclosed, in any filing that Parent is required to make with the U.S. Securities & Exchange Commission in connection with the Merger only to the extent Parent has concluded upon advice of counsel that such inclusion or disclosure is required by applicable law.

Very truly yours,

ROTH Capital Partners

Roth Capital Partners, LLC

SCHEDULE “D”

PRO FORMA FINANCIAL STATEMENTS

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Financial Position as at March 31, 2015
(Unaudited)
(Expressed in thousands of U.S. dollars)

					Adjustments to
					IFRS to conform				Pro Forma
		Uranerz Energy			to accounting	Uranerz Energy			Consolidated
		Corporation			policies with	Corporation		Pro Forma	Energy Fuels Inc.
	Energy Fuels Inc.	(under US GAAP)	Note		Energy Fuels Inc.	(under IFRS)	Note	Adjustments	March 31, 2015
ASSETS	(A)	(B)			(C)	(D)=(B)+(C)		(E)	(F)=(A)+(D)+(E)

Current assets
Cash and cash equivalents	$6,542	$4,772		$	- $	4,772	5(c)	$(2,587)	$8,727
Marketable securities	200	-			-	-		-	200
Trade and other receivables	1,542	3,400			-	3,400		-	4,942
Inventories	29,190	2,321	4(d)		755	3,076		-	32,266
Prepaid expenses and other assets	728	1,235			-	1,235		-	1,963
Assets held for sale	1,953	-			-	-		-	1,953
	40,155	11,728			755	12,483		(2,587)	50,051
Non-current
Prepaid expenses and other assets		568	4(h)		(206)	362		-	362
Notes receivable	704	-			-	-		-	704
Inventories	4,009	-			-	-		-	4,009
Investment in Virginia Energy	374	-			-	-		-	374
Property, plant and equipment	67,206	815	4(a)		44,133	68,557	5(d)	(15,409)	120,354
			4(b)		23,609
Goodwill	-	-			-	-	5(g)	74,670	74,670
Intangible assets	3,337	-			-	-	5(f)	10,400	13,737
Restricted cash	16,148	2,100			-	2,100		-	18,248
	$131,933	$15,211			$68,291 $	83,502		$67,074	$282,509

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$3,164	$3,428		$	- $	3,428		$-	$6,592
Current portion of long-term liabilities
Decommissioning liability	1,142	-			-	-		-	1,142
Loans and borrowings	654	2,204			-	2,204		-	2,858
	4,960	5,632			-	5,632		-	10,592
Non-current
Deferred revenue	1,608	-			-	-		-	1,608
Decommissioning liability	15,564	2,321	4(i)		766	3,087		-	18,651
Loans and borrowings	13,938	16,377	4(h)		(206)	16,171		-	30,109
	36,070	24,330			560	24,890		-	60,960

Shareholders' equity
Attributable to Shareholders	95,863	(9,237)			66,139	56,902	5(a)	119,598	220,626
							5(b)	7,752
							5(c)	4,057
							5(e)	(56,902)
							5(c)	(6,644)
Non-controlling interests	-	118	4(f)		1,592	1,710	5(d)	(787)	923
	95,863	(9,119)			67,731	58,612		67,074	221,549
	$131,933	$15,211			$68,291 $	83,502		$67,074	$282,509

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Comprehensive Income (Loss)
For the Three Months Ended March 31, 2015
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

					Adjustments to
					IFRS to conform
			Uranerz Energy		to accounting	Uranerz Energy			Pro Forma
			Corporation		policies with	Corporation		Pro Forma	Consolidated
	Energy Fuels Inc.		(under US GAAP)	Note	Energy Fuels Inc.	(under IFRS)	Note	Adjustments	Energy Fuels Inc.
	(A)		(B)		(C)	(D)=(B)+(C)		(E)	(F)=(A)+(D)+(E)

REVENUES	$7,600 $		3,400		$-	$3,400		$-	$11,000

COST OF SALES
Production cost of sales	(3,640)		(1,791)		-	(1,791)		-	(5,431)
Depreciation, depletion and amortization	(311)		(120)	4(e)	(1,837)	(1,957)		-	(2,268)
Impairment of inventories	-		-	4(d)	(812)	(812)		-	(812)
TOTAL COST OF SALES	(3,951)		(1,911)		(2,649)	(4,560)		-	(8,511)
GROSS PROFIT (LOSS)	3,649		1,489		(2,649)	(1,160)		-	2,489
Other operating expenses	(2,861)		-		-	-		-	(2,861)
Selling, general and administrative expenses	(3,324)		(2,750)		-	(2,750)	5(h)	1,446	(4,628)
Mineral property expenditures	-		(2,742)	4(c)	2,742	-		-	-
Finance income (expense)	255		(355)		-	(355)		-	(100)
Other income (expense)	(80)		-		-	-		-	(80)
NET LOSS BEFORE TAXES	(2,361)		(4,358)		93	(4,265)		1,446	(5,180)
Income tax expense	-		-		-	-		-	-
NET LOSS FOR THE PERIOD	(2,361)		(4,358)		93	(4,265)		1,446	(5,180)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
Unrealized gain on available-for-sale assets	(68)		-		-	-		-	(68)
Share of other comprehensive income (loss) of Virginia Energy Resources Inc.	7		-		-	-		-	7
Foreign currency translation adjustment	1,302		-		-	-		-	1,302
TOTAL OTHER COMPREHENSIVE LOSS	1,241		-		-	-		-	1,241
Attributable to shareholders	(1,120)		(4,255)		(10)	(4,265)		1,446	(3,939)
Non-controlling interests	-		(103)	4(c)	103	-		-	-
NET LOSS FOR THE PERIOD	$(1,120	) $	(4,358)		$93	$(4,265)		$1,446	$(3,939)

LOSS PER COMMON SHARE
BASIC AND DILUTED LOSS PER SHARE	$(0.12)								$(0.12)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Comprehensive Income (Loss)
For the Year Ended December 31, 2014
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

					Adjustments to
					IFRS to conform
			Uranerz Energy		to accounting	Uranerz Energy			Pro Forma
			Corporation		policies with	Corporation		Pro Forma	Consolidated
	Energy Fuels Inc.		(under US GAAP)	Note	Energy Fuels Inc.	(under IFRS)	Note	Adjustments	Energy Fuels Inc.
	(A)		(B)		(C)	(D)=(B)+(C)		(E)	(F)=(A)+(D)+(E)

REVENUES	$46,253 $		10,007		$-	$10,007		$-	$56,260

COST OF SALES
Production cost of sales	(27,209)		(6,117)		-	(6,117)		-	(33,326)
Depreciation, depletion and amortization	(3,073)		(97)	4(e)	(5,801)	(5,898)		-	(8,971)
Impairment of inventories	-		-	4(d)	(667)	(667)		-	(667)
TOTAL COST OF SALES	(30,282)		(6,214)		(6,468)	(12,682)		-	(42,964)
GROSS PROFIT (LOSS)	15,971		3,793		(6,468)	(2,675)		-	13,296
Other operating expenses	(7,004)		-		-	-		-	(7,004)
Selling, general and administrative expenses	(15,511)		(7,049)		-	(7,049)	5(h)	938	(21,622)
Mineral property expenditures	-		(7,829)	4(c)	7,829	-		-	-
Finance income (expense)	(1,543)		(1,216)	4(g)	444	(772)		-	(2,315)
Impairment of property, plant and equipment	(35,856)		-	4(a)	(3,572)	(3,572)		-	(39,428)
Impairment of Virginia Energy Resources	(368)		-		-	-		-	(368)
Other income (expense)	802		19		-	19		-	821
NET LOSS BEFORE TAXES	(43,509)		(12,282)		(1,767)	(14,049)		938	(56,620)
Income tax expense	(103)		-		-	-		-	(103)
NET LOSS FOR THE PERIOD	(43,612)		(12,282)		(1,767)	(14,049)		938	(56,723)
ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
Unrealized gain on available-for-sale assets	188		-		-	-		-	188
Gains on available-for-sale financial assets reclassified to profit or loss	(198)		-		-	-		-	(198)
Share of other comprehensive income (loss)
of Virginia Energy Resources Inc.	71		-		-	-		-	71
Foreign currency translation adjustment	1,268		-		-	-		-	1,268
TOTAL OTHER COMPREHENSIVE LOSS	1,329		-		-	-		-	1,329
Attributable to shareholders	(42,283)		(11,978)		(2,071)	(14,049)		938	(55,394)
Non-controlling interests	-		(304)	4(c)	304	-		-	-
COMPREHENSIVE LOSS FOR THE PERIOD	$(42,283	) $	(12,282)		$(1,767)	$(14,049)		$938	$(55,394)

LOSS PER COMMON SHARE
BASIC AND DILUTED LOSS PER SHARE	$(2.22)								$(1.26)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND THE YEAR ENDED DECEMBER 31, 2014
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts, unless otherwise noted)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed acquisition (the “Acquisition”) of Uranerz Energy Corp. (“Uranerz”) by Energy Fuels Inc. (“EFI,” “Energy Fuels” or the “Company”). The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the Acquisition pursuant to the assumptions described in Notes 3, 4 and 5 to these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statement of financial position as at March 31, 2015 gives effect to the proposed Acquisition by EFI as if it had occurred as at March 31, 2015. The unaudited pro forma condensed consolidated statement of comprehensive income (loss) for the year ended December 31, 2014 and for the three months ended March 31, 2015 gives effect to the acquisition as if had occurred as at January 1, 2014. Uranerz’s financial statements are prepared using US GAAP and have been conformed to IFRS for inclusion in these pro from condensed consolidated financial statements. These adjustments are discussed in Note 4.

The historical financial statements have been adjusted in the pro forma financial statements to give effect to events that are (1) directly attributable to the pro forma events, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed consolidated statements of operations do not reflect any non-recurring charges directly related to the pro forma events that may be incurred upon completion of the transactions.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date.

The unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or enhancements that the combined company may achieve as a result of the Acquisition or for liabilities resulting from integration planning, except for certain severance costs related to management of Uranerz. However, liabilities ultimately may be recorded for severance, relocation or retention costs in subsequent periods related to employees of both companies, as well as the costs of vacating certain leased facilities of either company or other costs associated with exiting or transferring activities between the companies. The ultimate recognition of such costs and liabilities would affect amounts in the unaudited pro forma condensed consolidated financial information, and such costs and liabilities could be material. Further, the unaudited pro forma condensed consolidated financial information does not reflect any regulatory actions that may impact the unaudited pro forma condensed consolidated financial information when the acquisition is completed.

The pro forma adjustments and allocations of the purchase price for Uranerz are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after the asset and liability valuations are finalized.

In preparing the unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of income (loss), the following historical information was used:

1.

Pro forma statement of financial position as at March 31, 2015 combining the unaudited condensed consolidated statement of financial position of EFI as at March 31, 2015, which was prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the unaudited consolidated statement of financial position of Uranerz as at March 31, 2015 prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) as adjusted for IFRS and EFI’s accounting policies.

2.

Pro forma statement of comprehensive income (loss) for the year ended December 31, 2014 combining the audited consolidated statement of comprehensive income (loss) of EFI for the year ended December 31, 2014, which was prepared in accordance with IFRS, and the audited consolidated statements of comprehensive loss of Uranerz for the year ended December 31, 2014 prepared in accordance with US GAAP and adjusted for IFRS and EFI’s accounting policy.

3.

Pro forma statement of comprehensive income (loss) for the three months ended March 31, 2015 combining the unaudited condensed consolidated statement of comprehensive income (loss) of EFI for the three months ended March 31, 2015, which was prepared in accordance with IFRS, and the unaudited consolidated statements of comprehensive loss of Uranerz for three months ended March 31, 2015 prepared in accordance with US GAAP and adjusted for IFRS and EFI’s accounting policy.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND THE YEAR ENDED DECEMBER 31, 2014
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts, unless otherwise noted)

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma condensed consolidated statement of comprehensive income (loss) should be read in conjunction with the above noted financial statements, including the notes thereto. Certain of Uranerz’s assets, liabilities, income and expenses have been reclassified to conform to EFI’s consolidated financial statement presentation.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are set out in EFI’s audited consolidated financial statements for the year ended December 31, 2014. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken by management of EFI to identify accounting policy differences where the impact was potentially material and could be reasonably estimated, and identified Uranerz use of US GAAP as a material difference. The Company has adjusted Uranerz’s financial statements to conform to IFRS and EFI’s accounting policies and these adjustments are discussed in Note 4. Additional accounting differences may be identified after consummation of the proposed Acquisition.

3.	SHARE ACQUISITION OF URANERZ

On January 5, 2015, the Company announced the execution of a definitive acquisition agreement (the “Acquisition Agreement”) with Uranerz pursuant to which the Company will acquire all of the issued and outstanding shares of common stock of Uranerz. The Acquisition Agreement was subsequently amended on May 8, 2015. Under the terms of the Acquisition Agreement, shareholders of Uranerz will receive 0.255 common shares of the Company for each share of Uranerz common stock held. Each outstanding Uranerz option or warrant will automatically be converted into an option or warrant (as applicable) to acquire common shares of Company, on the same terms and conditions as were applicable to the stock option or warrant (as applicable) prior to the Acquisition, except that the number of shares subject to the option or warrant and the exercise price of the option or warrant will be adjusted based on the exchange ratio of 0.255, as to preserve the economic value of such options or warrants. Based on the common shares outstanding of both the Company and Uranerz as at March 31, 2015, the Company’s shareholders will own approximately 45% of the shares of the Company upon completion of the transaction and Uranerz shareholders will own approximately 55% of the common shares of the Company.

The obligations of the Company and Uranerz to complete the Acquisition Agreement are subject to satisfactory completion of various conditions.

The Acquisition Agreement contains customary deal protection mechanisms including a mutual break fee of $5,000 payable in certain events, as well as a non-solicitation provision and the right to match a superior proposal in favor of the Company.

The cost of the acquisition will include the fair value of the issuance of 24,457,766 EFI common shares (based on the May 15, 2015 closing price of $4.89 (Cdn$5.86) for the Company’s shares), the issuance of 2,690,250 replacement warrants with a fair value of $1,596 and the issuance of 2,090,153 replacement options with a fair value of $6,156. In addition, EFI estimates transaction costs of $7,060 of which $987 were incurred though March 31, 2015 and URZ transaction costs of $1,967 of which $1,397 were incurred though March 31, 2015. These costs are not reflected in the pro forma financial statements of income/(loss) as they are non-recurring.

The acquisition will be accounted for as a business combination under IFRS with EFI deemed to be the acquirer, owing to the fact that post-transaction, Energy Fuels controls the board of directors with six of the eight board seats, a majority of senior management posts, and has overall control of the day-to-day activities of the combined entities. For the purposes of the pro forma statement of financial position, the value of the share consideration has been based on closing price of the Company’s shares on May 15, 2015 (the effective date of presentation of the Acquisition for purposes of the unaudited pro forma statement of financial position). The Company will value the share consideration component based on the closing price of the Company’s shares on the date the Acquisition closes, which may result in an increase or decrease in the consideration for accounting purposes. For every $0.01 change in share price of the Company, the purchase price will change by $244.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND THE YEAR ENDED DECEMBER 31, 2014
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts, unless otherwise noted)

The allocation of the purchase price is based upon management of EFI’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets and the liabilities to be acquired. Moreover, this preliminary fair value is supported by a preliminary third party valuation of Uranerz assets. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation as further analysis is completed. Consequently, the actual allocation of the purchase price is likely to result in different adjustments than those in the unaudited pro forma condensed consolidated statements. EFI will complete a full and detailed valuation of the Uranerz assets. Therefore, it is likely that the fair values of assets and liabilities acquired, including mineral properties and property, plant & equipment, will vary from those shown below and the differences may be material.

The preliminary allocation of fair value assumed in these unaudited pro forma condensed consolidated financial statements is as of March 31, 2015, subject to change and is summarized as follows:

		Fair Value
	Carrying Value	Adjustments	Fair Value
Purchase price	(Under IFRS)
Issuance of 24,457,766 common shares of EFI			$119,598
Issuance of 2,690,250 warrants			1,596
Issuance of 2,090,153 options			6,156
			$127,350

Fair value of assets and liabilities acquired
Cash and cash equivalents	$4,774	$-	$4,774
Trade and other receivables	3,400	-	3,400
Inventories	3,076	-	3,076
Prepaid expenses and other assets	1,597	-	1,597
Property, plant and equipment	68,557	(15,409)	53,148
Intangible assets	-	10,400	10,400
Restricted cash	2,100	-	2,100
Accounts payable and accrued liabilities	(3,428)	-	(3,428)
Loans and borrowings	(18,377)	-	(18,377)
Decommissioning liabilities	(3,087)	-	(3,087)
Non-controlling interest	(1,710)	787	(923)
Goodwill	-	74,670	74,670
	$56,902	$70,448	$127,350

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $1,596 of fair value for the 2,690,205 warrants to be issued in connection with the acquisition.

Risk-free rate	0.901 – 0.930%
Expected life	0.92 – 2.06 years
Expected volatility	45% - 71%*
Expected dividend yield	0.0%

The following weighted average assumptions were used for the Black-Scholes option pricing model to calculate the $6,156 of fair value for the 2,090,153 options to be issued in connection with the acquisition.

Risk-free rate	0.946 – 1.828%
Expected life	0.64 – 9.53 years
Expected volatility	38% - 93%*
Expected dividend yield	0.0%

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND THE YEAR ENDED DECEMBER 31, 2014
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts, unless otherwise noted)

*	Expected volatility is measured based on the Company’s historical share price volatility over the expected life of the warrants.

The Company determined there would not be a tax consequence in these pro forma condensed consolidated financial statements.

4.	INTERNATIONAL FINANCIAL REPORTING STANDARDS

Differences between IFRS and U.S. GAAP

EFI’s management reviewed the historic accounting records and financial statements of Uranerz for the periods from inception to March 31, 2015 and identified the material differences between IFRS and U.S. GAAP. EFI’s accounting policies are defined in the Company’s consolidated financial statements for the year ended December 31, 2014.

To conform to IFRS the following adjustments were made:

a.

Adjustment to property, plant and equipment to include capital costs related to the building of the plant, wellfield development and operations site development that were previously expensed under US GAAP of $44,133, in accordance with EFI’s accounting policies under IFRS. The pro forma condensed consolidated statement of comprehensive income for the period ended December 31, 2014 was adjusted to reflect impairment of property, plant and equipment for the year ended December 31, 2014 of $3,572;

b.

Adjustment to property, plant and equipment to include capital costs from inception to March 31, 2015 related to exploration and evaluation of mineral properties including acquisition costs, property holding costs, exploration costs and development costs that were previously expensed under US GAAP of $23,609, in accordance with EFI’s accounting policies under IFRS;

c.

Adjustment to mineral property expenditures to include capital costs from January 1, 2014 to March 31, 2015 related to the exploration and evaluation of mineral properties including acquisition costs, property holding costs, exploration costs and development costs that were previously expensed under US GAAP of $2,742 for the three months ended March 31, 2015 and $7,829 for the year ended December 31, 2014. In addition, a corresponding adjustment to non-controlling interest of $103 was made for the three months ended March 31, and $304 was made for the year ended December 31, 2014, in accordance with EFI’s accounting policies under IFRS;

d.

Adjustment to inventories to include capital costs previously expensed under US GAAP of $1,567 net of impairment to adjust the inventory balance to its net realizable value of $812 for the three months ended March 31, 2015 totaling a net increase of inventories of $755 at March 31, 2015. The pro forma condensed consolidated statement of comprehensive income for the period ended December 31, 2014 was adjusted for an inventory impairment of $667.;

e.

Adjustment to cost of sales to include depreciation, depletion and amortization of property, plant and equipment which were previously expensed under US GAAP of $1,837 for the three months ended March 31, 2015 and of $5,801 for the year ended December 31, 2014, in accordance with EFI’s accounting policies under IFRS;

f.

Adjustment to non-controlling interests of $1,592 for the capitalization of costs related to Uranerz’s joint venture which were previously expensed, in accordance with EFI’s accounting policies under IFRS;

g.

Adjustment to finance income (expense) of $444 for the year ended December 31, 2014 to capitalize interest which was previously expensed under US GAAP to property, plant and equipment, in accordance with EFI’s accounting policies under IFRS;

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND THE YEAR ENDED DECEMBER 31, 2014
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts, unless otherwise noted)

	h.	Adjustment from prepaid expenses and other assets to loans and borrowings of $206 to change presentation of debt issuance costs in accordance with EFI’s accounting policies under IFRS;

	i.	Adjustment to decommissioning liabilities of $ 766 due to change in assumptions regarding discount rates in accordance with EFI’s accounting policies under IFRS.

5.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following adjustments to give effect to the acquisition as described in Note 3:

a.	To reflect the issuance of 24,457,766 common shares of EFI for the common shares of Uranerz at a fair value of $119,598;

b.

To reflect the Company’s replacement of 2,690,250 Uranerz’s outstanding warrants on the same basis as the Acquisition Consideration, estimated at a fair value of $1,596 and to reflect the Company’s replacement of 2,090,250 Uranerz’s outstanding options on the same basis as the Acquisition Consideration, estimated at a fair value of $6,156 for a total of $7,752;

c.

To reflect an adjustment of $6,644 for EFI’s and Uranerz estimated costs and expenses of the transaction from April 1, 2015 to the close of the transaction. EFI’s transaction costs are comprised of cash costs of $2,017 and by the issuance of 829,652 EFI common shares for a total share value of $4,057. Uranerz’s transaction costs are comprised of cash costs of $570 for a total of $2,587 cash costs combined. Through March 31, 2015, Uranerz and EFI incurred transaction costs of $2,384. (see Note 5(h);

d.

An adjustment of $15,409 to reflect the decrease in fair value of property, plant and equipment including mineral properties under IFRS and an adjustment of $ 787 to reflect an increase in the fair value of the non-controlling interest of the plant, property and equipment including mineral properties, estimated using a discounted cash flow model and various other pricing scenarios with the following assumptions:

Key assumptions used in the calculation of recoverable amounts include discount rates, uranium prices, future timing of production volume including the date when a mineral property can be brought into production and the expected cost to produce uranium and future care and maintenance and operating costs.

The Company’s estimate of future uranium sales prices were based primarily on the uranium prices prepared by industry analysts. For the purpose of the valuation estimated an uranium price of $38.50/lb. for the period up to December 31, 2015; a price range of $42.00/lb. to $60.00/lb. for the period 2016 to 2020 and $65.00/lb. for the period 2021 to 2026. The Company used a pre-tax real discount rate of 10.0% based on the Company’s estimated weighted-average cost of capital for discounting the cash flow projections;

e.	The elimination of the historical equity accounts of Uranerz;

f.	An adjustment of $10,400 to reflect the fair value of Uranerz sales contracts;

g.	Goodwill represents the excess of the preliminary purchase price (Note 3) over the estimated fair value of assets acquired and liabilities assumed of Uranerz;

h.

An adjustment of $1,446 to selling, general and administrative expenses for transaction related costs incurred in the three months ended March 31, 2015 and $938 for the year ended December 31, 2014 as they are non-recurring.

ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT MARCH 31, 2015 AND FOR THE THREE MONTHS ENDED MARCH 31, 2015
AND THE YEAR ENDED DECEMBER 31, 2014
(Unaudited)
(Expressed in thousands of U.S. dollars except per share amounts, unless otherwise noted)

6.	PRO FORMA SHARES OUTSTANDING

The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

	Three Months Ended	Year Ended
	March 31, 2015	December 31, 2014
Weighted average shares outstanding of EFI	19,677,552	19,661,661
Shares issued to acquire Uranerz	24,457,766	24,457,766
Shares issued to settle transaction costs	829,652	829,652
Pro forma weighted average shares of EFI	44,964,970	44,949,079

SCHEDULE “E”

CORPORATE GOVERNANCE DISCLOSURE

The board of directors (the “Board”) of Energy Fuels Inc. (the “Corporation”) is currently comprised of nine directors.

The EFI Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Corporation’s corporate governance policies. Under NI 52-110, a director is considered to be unrelated and independent by the EFI Board if the EFI Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the EFI Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. With the assistance of the Governance and Nominating Committee, the EFI Board reviews each director’s independence annually and upon the appointment or election of a new director. The EFI Board last considered this matter at its meeting on May 6, 2014.

Seven of the nine directors are considered by the EFI Board to be independent within the meaning of NI 52-110. Stephen P. Antony is not an independent director as he is the President and Chief Executive Officer (“CEO”) of the Corporation. Mr. Park is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Corporation’s strategic relationship with KEPCO, KEPCO’s significant shareholding in the Corporation and his position with KEPCO. However, each of the remaining directors, namely, J. Birks Bovaird, Paul A. Carroll, Lawrence A. Goldberg, Mark E. Goodman, Bruce D. Hansen, Ron F. Hochstein and Richard Patricio are independent directors of the Corporation. Mr. Goodman is not standing for reelection at the Meeting.

A number of directors of the Corporation are also directors of other reporting issuers. See “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors” in the Corporation’s Management Information Circular dated May 6, 2015.

The Chair of the EFI Board, J. Birks Bovaird, is not a member of management and is an unrelated and independent director. One of his principal responsibilities is to oversee the EFI Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the EFI Board and management.

The independent directors of the EFI Board are encouraged by the EFI Board to hold private sessions as such independent directors deem necessary in the circumstances. In the year ended December 31, 2014, the independent directors held separate in camera sessions following four Board meetings, and had informal discussions from time to time.

The EFI Board held a total of 7 meetings during the year ended December 31, 2014. The following table shows the number of Board meetings each director attended during that period.

Name	Number of Board Meetings Held While a director	Number of Board Meetings Attended
J. Birks Bovaird	7	7
Stephen P. Antony	7	7
Paul A. Carroll	7	7
Eun Ho Cheong(1)	0	0
W. Robert Dengler(2)	3	1
Lawrence A. Goldberg	7	6
Mark E. Goodman	7	3
Bruce D. Hansen	7	6
Ron F. Hochstein	7	6
Steven N. Khan (3)	2	2
Tae Hwan Kim	6	6
Richard J. Patricio	7	7

Notes
(1) Mr. Cheong resigned from the EFI Board effective January 13, 2014.
(2) Mr. Dengler did not stand for re-election, and ceased being a director effective May 21, 2014.
(3) Mr. Khan resigned from the EFI Board effective March 31, 2014.

Board Mandate

The EFI Board’s mandate is set out in the Corporation’s Corporate Governance Manual as approved by the EFI Board. The EFI Board is responsible, directly and through its committees, for the supervision of the management of the business and affairs of the Corporation. The EFI Board seeks to ensure the viability and long-term financial strength of the Corporation and the creation of enduring shareholder value. In pursuing these objectives, the EFI Board will have regard to the best interests of shareholders and the Corporation and to the needs of its other stakeholders, including the needs of the communities in which the Corporation conducts its business and the needs of its employees and suppliers.

To assist the EFI Board in the implementation of its mandate, it delegates some of its responsibility to committees. The EFI Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

The EFI Board selects and appoints the Corporation’s President and CEO and, through him or her, other officers and senior management to whom the EFI Board delegates certain of its power of management. The EFI Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

The EFI Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of the Corporation, and certain other material public communications. The EFI Board has implemented a Corporate Disclosure Policy, which it reviews annually, to ensure effective communication between the Corporation, its shareholders, prospective investors, the public and other stakeholders, including the dissemination of information on a regular and timely basis. The CEO has dedicated a portion of his time to communicate with shareholders and prospective investors. Through its officers, the Corporation responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

The EFI Board ensures that mechanisms are in place to guide the organization in its activities. The EFI Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by the EFI Board to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

Position Descriptions

The EFI Board has adopted a written position description for the CEO of the Corporation. The primary role of the CEO is to develop and recommend to the EFI Board a long-term strategy and vision for the Corporation that leads to the creation of shareholder value, to develop and recommend to the EFI Board annual business plans and budgets that support the Corporation’s long term strategy, and to ensure that the day-to day business affairs of the Corporation are appropriately managed, including evaluation of the Corporation’s operating performance and initiating appropriate action where required. In order to fulfill this role, the CEO is expected to ensure that the Corporation has an effective management team and to have an active plan for its development and succession, and to foster a corporate culture that promotes ethical practices, encourages individual integrity and fulfills social responsibility, including ensuring that the Corporation is in compliance with its Corporate Disclosure Policy and Environment, Health and Safety Policy and internal controls and procedures. Finally, the CEO is expected to ensure that the Corporation builds and maintains strong, positive relationships with its investors, employees and the corporate and public community.

The position description for the Chair of the EFI Board is set out in the Corporation’s Corporate Governance Manual. The primary role of the Chair is to provide leadership to the EFI Board, to ensure that the EFI Board can function independently of management and fully discharges its duties. This involves acting as a liaison between the EFI Board and management, working with management to schedule Board meetings and with committee chairs to coordinate scheduling committee meetings, ensuring the appropriate agendas for meetings, ensuring the proper flow of information to the EFI Board, and reviewing the adequacy and timing of documented material in support of management’s proposals. The Chair of the EFI Board also works with the Governance and Nominating Committee to ensure proper committee structure, including assignments of members and committee Chairs, as well as chairs all meetings of the EFI Board, and when requested by the CEO, meetings of shareholders.

The EFI Board has developed written position descriptions for the Chair of each committee. The primary responsibilities of the Chair of each committee are to: develop the agenda for each meeting of the committee; preside over committee meetings; oversee the committee’s compliance with its Charter or Terms of Reference and Mandate; work with management to develop the committee’s annual work plan; together with management, identify, review and evaluate matters of concern to the committee; and report regularly to the EFI Board.

Orientation and Continuing Education

New directors are provided with a comprehensive information package on the Corporation and its management and are fully briefed by senior management on the corporate organization and key current issues. The information package includes contact information, the Corporation’s organizational chart, the Articles and By-Laws of the Corporation, the Corporation’s Corporate Governance Manual and certain key documents and plans such as the Corporation’s Stock Option Plan, Shareholder Rights Plan, Directors’ and Officers’ Insurance Policy and Indemnity Agreement. The Corporation’s Corporate Governance Manual describes the roles, responsibilities and mandates of the EFI Board, its committees, its directors, the Chair of the EFI Board, the Chairs of each committee and the CEO, and includes copies of all of the Corporation’s adopted codes and policies. In addition, new directors are introduced to the Corporation’s website, which includes the Corporation’s most recent Annual Information Form, Form 40-F, Management Information Circulars, press releases, material change reports and other continuous disclosure documents, all of which provide the information necessary for a new director to become familiar with the nature and operation of the Corporation’s business. Management is also available to answer any questions from or to provide any additional orientation for new directors that may be required. Visits to key operations may also be arranged for new directors.

Although the Corporation does not generally provide formal training programs for its directors, the EFI Board encourages directors to participate in continuing education programs. One director has successfully completed a director certification program offered by a major Canadian university. In addition, Board members are often provided with notices and other correspondence from counsel and other advisors, which report on developments affecting corporate and securities law matters and governance generally. Any material developments affecting the ability of directors to meet their obligations as directors are brought to the attention of the Governance Committee by management, and appropriate actions are taken by the Governance and Nominating Committee to ensure that directors maintain the skill and knowledge necessary to meet their obligations.

Ethical Business Conduct Code

The Code sets out in detail the core values and the principles by which the Corporation is governed, and addresses topics such as: conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest; protection and proper use of corporate assets and opportunities; confidentiality of corporate information; fair dealing with the Corporation’s security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations; and reporting of any illegal or unethical behaviour. Under the Code and applicable law, any director or officer who has a material interest in a transaction or agreement is required to disclose his or her interest and refrain from voting or participating in any decision relating to the transaction or agreement.

The management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance that ensures a work environment that encourages employees to raise concerns to the attention of management and that promptly addresses any employee compliance concerns. Under the Code, all directors, officers, and employees must take all reasonable steps to prevent contraventions of the Code, to identify and raise issues before they lead to problems, and to seek additional guidance when necessary. If breaches of the Code occur, they must be reported promptly. The Corporation maintains appropriate records evidencing compliance with the Code. It is ultimately the EFI Board’s responsibility for monitoring compliance with the Code. The EFI Board will review the Code periodically and review management’s monitoring of compliance with the Code, and if necessary, consult with members of the Corporation’s senior management team and audit committee (the “Audit Committee”), as appropriate, to resolve any reported violations of the Code. Any waivers from the Code that are granted for the benefit of the Corporation’s directors or executive officers shall be granted by the EFI Board. Violations of the Code by a director, officer or employee are grounds for disciplinary action, up to and including immediate termination and possible legal prosecution.

Where a material departure from the Code by a director or executive officer constitutes a material change, the Corporation will file a material change report disclosing the date of the departure, the parties involved in the departure, the reason why the EFI Board has or has not sanctioned the departure, and any measures the EFI Board has taken to address or remedy the departure. No material change reports have been filed since the beginning of the year ended December 31, 2014 that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

The Corporation also expects all agents, consultants and contractors to comply with the Code.

Nomination of Directors

The EFI Board has a Governance and Nominating Committee (the “GN Committee”), which is composed entirely of independent directors. The GN Committee has the general responsibility for developing and monitoring the Corporation’s approach to corporate governance issues and for identifying and recommending to the EFI Board nominees for appointment or election as directors. The GN Committee’s responsibilities include the following: assessing the effectiveness of the EFI Board as a whole, the Chair of the EFI Board, the committees of the EFI Board and the contribution of individual directors on a periodic basis; ensuring that, where necessary, appropriate structures and procedures are in place to ensure that the EFI Board can function independently of management; periodically examining the size of the EFI Board, with a view to determining the impact of the number of directors upon effectiveness; identifying individuals qualified to become new Board members and recommending to the EFI Board all director nominees for election or appointment to the EFI Board; assessing directors on an ongoing basis; and recommending to the EFI Board the members to serve on the various committees. In addition, the GN Committee reviews the Corporation’s disclosure of its corporate governance practices in the Corporation’s Circular each year.

During the year ended December 31, 2014, the GN Committee was responsible for proposing new candidates for Board nomination. In making its recommendations to the EFI Board, the GN Committee considers what competencies and skills the EFI Board, as a whole, should possess, the competencies and skills each existing director possesses, and the competencies and skills each new nominee will bring to the boardroom. The GN Committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member.

Term Limits

It is proposed that each of the persons elected as a Director at the Meeting will serve until the close of the next annual meeting of the Corporation or until his successor is elected or appointed. The EFI Board has not adopted a term limit for directors. The EFI Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. The EFI Board relies on an annual director assessment procedure in evaluating Board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits. The EFI Board has demonstrated the effectiveness of its approach, as six of the nine current directors, or 67% of the EFI Board, have been appointed since 2010.

Board Diversity

On January 28, 2015, the EFI Board adopted a written diversity policy that sets out the Corporation’s approach to diversity, including gender, on the EFI Board and among the executive officers of the Corporation. The GN Committee and the EFI Board aim to attract and maintain a Board and an executive team that have an appropriate mix of diversity, skill and expertise. All Board and executive officer appointments will be based on merit, and the skill and contribution that the candidate is expected to bring to the EFI Board and the executive team, with due consideration given to the benefits of diversity.

Pursuant to the diversity policy, when considering the composition of, and individuals to nominate or hire to, the EFI Board and the executive team, the GN Committee and the EFI Board, as applicable, shall consider diversity from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the EFI Board or the executive team, the GN Committee and the EFI Board, as applicable, consider the current level of diversity on the EFI Board and the executive team.

The GN Committee and the EFI Board are responsible for developing measurable objectives to implement the diversity policy and to measure its effectiveness. The GN Committee annually considers whether to set targets based on diversity for the appointment of individuals to the EFI Board or the executive team, recognizing that notwithstanding any targets set in any given year, the selection of diverse candidates will depend on the pool of available candidates with the necessary skills, knowledge and experience. At this time, the GN has not established a target regarding the number of women on the EFI Board or the executive management team, as the GN Committee intends to measure the effectiveness of the policy by looking at the increase in female representation over time. As at the date of this Circular, there are no female directors or members of the executive team.

Majority Voting Policy

On January 25, 2013, the EFI Board adopted a majority voting policy. Pursuant to the majority voting policy, forms of proxy for meetings of the shareholders of the Corporation at which directors are to be elected provide the option of voting in favour, or withholding from voting, for each individual nominee to the EFI Board. If, with respect to any particular nominee, the number of shares withheld from voting exceeds the number of shares voted in favour of the nominee, then the nominee will be considered to have not received the support of the shareholders, and such nominee is expected to submit his or her resignation to the EFI Board, to take effect on acceptance by the EFI Board. The GN Committee and the compensation committee (the “Compensation Committee”) will review any such resignation and make a recommendation to the EFI Board regarding whether or not such resignation should be accepted. The EFI Board will determine whether to accept the resignation within 90 days following the shareholders’ meeting. If the resignation is accepted, subject to any corporate law restrictions, the EFI Board may (i) leave the resultant vacancy in the EFI Board unfilled until the next annual meeting of shareholders of the Corporation, (ii) fill the vacancy by appointing a director whom the EFI Board considers to merit the confidence of the shareholders, or (iii) call a special meeting of the shareholders of the Corporation to consider the election of a nominee recommended by the EFI Board to fill the vacant position. The majority voting policy applies only in the case of an uncontested shareholders’ meeting.

Compensation

The Corporation has a Compensation Committee, which is composed entirely of independent directors. The Compensation Committee has been delegated the task of reviewing and recommending to the EFI Board the Corporation’s compensation policies, and reviewing such policies on a periodic basis to ensure they remain current, competitive and consistent with the Corporation’s overall goals. The Compensation Committee also has the authority and responsibility to review and approve corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those corporate goals and objectives, and making recommendations to the EFI Board with respect to the CEO’s compensation level (including salary incentive compensation plans and equity-based plans) based on this evaluation, as well as making recommendations to the EFI Board with respect to any employment, severance or change of control agreements for the CEO. The ultimate decision relating to the CEO’s compensation issues rests with the EFI Board, taking into consideration the Compensation Committee’s recommendations, corporate and individual performance, and industry standards. The Compensation Committee has also been delegated the task of reviewing and approving for executive officers, other than the CEO, all compensation (including salary, incentive compensation plans and equity-based plans) and any employment, severance or change in control agreements, although the ultimate decision relating to any stock option or other equity grants rests with the EFI Board. The experience of Board and committee members who are also involved as management of, or board members or advisors to, other companies also factors into decisions concerning compensation; however no formal objectives, criteria or analysis are used.

The Compensation Committee is also responsible for making recommendations to the EFI Board with respect to the adequacy and form of compensation payable to and benefits of directors in their capacity as directors (including Board and committee retainers, meeting and committee fees, incentive compensation plans, and equity-based plans), so as to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director. Additional responsibilities of the Compensation Committee include: (i) considering the implications of the risks associated with the Corporation’s compensation policies and practices and the steps that may be taken to mitigate any identified risks; (ii) reviewing executive compensation disclosure before the Corporation publicly discloses such information; and (iii) reviewing, and approving periodically management’s succession plans for executive management, including specific development plans and career planning for potential successors, and recommending them to the EFI Board.

During the year ended December 31, 2014, the Compensation Committee was responsible for administering the executive compensation program of the Corporation. For further information regarding how the EFI Board determines the compensation for the Corporation’s directors and officers please see “Executive Compensation” in the Management Information Circular.

Other Board Committees

In addition to the GN Committee and Compensation Committee, the Corporation has an Audit Committee and an Environment, Health and Safety Committee (“EHS Committee”).

Audit Committee

The Audit Committee is a committee established and appointed by and among the EFI Board to assist the EFI Board in fulfilling its oversight responsibilities with respect to the Corporation. In so doing, the Audit Committee provides an avenue of communication among the external auditor, management, and the EFI Board. The Committee’s purpose is to ensure the integrity of financial reporting and the audit process, and that sound risk management and internal control systems are developed and maintained. In pursuing these objectives, the Audit Committee oversees relations with the external auditor, reviews the effectiveness of the internal audit function, and oversees the accounting and financial reporting processes of the Corporation and audits of financial statements of the Corporation.

EHS Committee

The mining industry, by its very nature, can have an impact on the natural environment. As a result, environmental planning and compliance must play a very important part in the operations of any company engaged in these activities. The Corporation takes these issues very seriously and has established the EHS Committee to assist the EFI Board in fulfilling its oversight responsibilities for environmental, health and safety matters. The mandate of the EHS Committee is to oversee the development and implementation of policies and best practices relating to environmental, health and safety issues in order to ensure compliance with applicable laws, regulations and policies in the jurisdictions in which the Corporation and its subsidiaries carry on business. Due to the complexity of uranium exploration, mining and milling, the EFI Board determined that it was appropriate that a member of management sit on the EHS Committee to ensure that technical expertise is properly brought before the EHS Committee. The fact that all of the members of the EHS Committee are not independent is balanced by the fact that a majority of the members of the EHS Committee and the Chair of the EHS Committee are independent, and that the key recommendations of the EHS Committee are considered by the full Board.

Assessments

The GN Committee distributes, receives and reviews the results of written Board effectiveness assessments each year. The assessments question members of the EFI Board as to their level of satisfaction with the functioning of the EFI Board, its interaction with management and the performance of the standing committees of the EFI Board. The assessments also include peer reviews of all other directors and a self-assessment as to each director’s effectiveness and contribution as a Board member. After the assessments are reviewed, the GN Committee reports the results to the EFI Board and makes any recommendations to the EFI Board to improve the Corporation’s corporate governance practices. This process occurs prior to the consideration by the GN Committee of nominations for Board member elections at the Annual Meeting of Shareholders each year.

SCHEDULE “F”

SHAREHOLDER RIGHTS PLAN AGREEMENT

February 3, 2009

between

ENERGY FUELS INC.

and

CIBC MELLON TRUST COMPANY

as Rights Agent

Lang Michener LLP
Brookfield Place
181 Bay Street, Suite 2500
P.O. Box 747
Toronto, Ontario M5J 2T7

SHAREHOLDER RIGHTS PLAN AGREEMENT

ARTICLE 1 INTERPRETATION		5
1.1	Certain Definitions	5
1.2	Holder	17
1.3	Acting Jointly or in Concert	17
1.4	Application of Statutes, Regulations and Rules	17
1.5	Currency	18
1.6	Headings and References	18
1.7	Singular, Plural, etc.	18
1.8	Generally Accepted Accounting Principles	18
ARTICLE 2 THE RIGHTS		18
2.1	Issuance and Legend on Common Share Certificates	18
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	19
2.3	Adjustments to Exercise Price, Number of Rights	22
2.4	Date on Which Exercise is Effective	28
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	28
2.6	Registration, Registration of Transfer and Exchange	28
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	29
2.8	Persons Deemed Owners	30
2.9	Delivery and Cancellation of Certificates	30
2.10	Agreement of Rights Holders	30
ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS		31
3.1	Flip-in Event	31
ARTICLE 4 THE RIGHTS AGENT		32
4.1	General	32
4.2	Merger or Amalgamation or Change of Name of Rights Agent	33
4.3	Duties of Rights Agent	34
4.4	Change of Rights Agent	35
ARTICLE 5 MISCELLANEOUS		36

5.1	Redemption and Waiver	36
5.2	Expiration	38
5.3	Issuance of New Rights Certificates	38
5.4	Supplements and Amendments	38
5.5	Fractional Rights and Fractional Common Shares	40
5.6	Rights of Action	40
5.7	Holder of Rights Not Deemed a Shareholder	40
5.8	Notice of Proposed Actions	40
5.9	Notices	41
5.10	Costs of Enforcement	42
5.11	Successors	42
5.12	Benefits of this Agreement	42
5.13	Governing Law	42
5.14	Counterparts	43
5.15	Severability	43
5.16	Determinations and Actions by the Board of Directors	43
5.17	Effective Date	43
5.18	Approval of Holders of Rights	43
5.19	Declaration as to Non-Canadian and Non-United States Holders	44
5.20	Regulatory Approvals	44
5.21	Time of the Essence	44

Exhibit “A”	Form of Rights Certificate

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT is made as of February 3, 2009.

B E T W E E N:

ENERGY FUELS INC.
a corporation existing under the laws of the Province of Ontario
(the “Corporation”)

- and -

CIBC MELLON TRUST COMPANY
a trust company existing under the laws of Canada
(the “Rights Agent”)

WHEREAS the board of directors of the Corporation have determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan agreement (the “Rights Plan”);

AND WHEREAS in implementation of the Rights Plan, the board of directors of the Corporation: (a) authorized and declared a distribution of one (1) right (“Right”) in respect of each Common Share (as hereinafter defined) outstanding as of 5:00 p.m. (Toronto time) on February 3, 2009 (the “Record Time”) to each holder of record of Common Shares at the Record Time; and (b) authorized the issuance of one (1) Right (subject to adjustment as hereinafter provided) in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (each as hereinafter defined);

AND WHEREAS, each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS, the Rights Agent has agreed with the Corporation to act on behalf of the Corporation in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW, THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Certain Definitions

In this Agreement, unless the context otherwise requires:

“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	an underwriter or member of a banking or selling group that acquires Common Shares from the Corporation in connection with a distribution by the Corporation to the public of securities;

(iii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares solely as a result of one or any combination of:

	(A)	a Common Share Reduction;

	(B)	a Permitted Bid Acquisition;

	(C)	an Exempt Acquisition;

	(D)	a Pro-Rata Acquisition; or

	(E)	a Convertible Security Acquisition,

in each such case, until such time thereafter as such Person shall become the Beneficial Owner (otherwise than pursuant to any one or more of a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, or a Convertible Security Acquisition) of additional Common Shares constituting more than 1% of the Common Shares then outstanding, in which event such Person shall become an Acquiring Person as of the date and time of acquisition of such additional Common Shares;

(iv)

for a period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on clause (iii) C of the definition of Beneficial Owner. In this definition, “Disqualification Date” means the first date of public announcement of facts indicating that such Person has or is making or has announced an intention to make a Take-over Bid alone or by acting jointly or in concert with any other Person; or

(v)

any Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the Common Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time the Grandfathered Person: (A) ceases to own 20% or more of the outstanding Common Shares; or (B) becomes the Beneficial Owner of more than 1% of the number of outstanding Common Shares then outstanding in addition to those Common Shares such Person already holds other than pursuant to a Common Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition, or a Convertible Security Acquisition or any combination thereof.

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a body corporate shall be deemed to be an Affiliate of another body corporate if one of them is the Subsidiary of the other or if both are Subsidiaries of the same body corporate or if each of them is controlled by the same Person.

“Associate”, when used to indicate a relationship with a specified Person, means (i) a spouse of such specified Person, (ii) any Person of either sex with whom such specified Person is living in a conjugal relationship outside marriage, or (iii) any relative of such specified Person or of a Person mentioned in clauses (i) or (ii) of this definition if that relative has the same residence as the specified Person.

A Person shall be deemed the “Beneficial Owner” and to have “Beneficial Ownership” of and to “Beneficially Own”:

(i)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity within 60 days (where such right is exercisable immediately or within a period of 60 days, whether or not upon the condition or occurrence of any contingency or the making of one or more payments) upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights) or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

	(A)	customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities; and

	(B)	pledges of securities in the ordinary course of the pledgee’s business; and

(iii)

any securities that are Beneficially Owned within the meaning of clauses (i) or (ii) of this definition by any other Person with which such Person is acting jointly or in concert, provided that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security solely because:

(A)

the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in clause (iii) of this definition pursuant to a Permitted Lock-up Agreement;

(B)

such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(C)	such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security where:

(i)

the ordinary business of such Person (the “Portfolio Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Portfolio Manager in the ordinary course of such business in the performance of the Portfolio Manager’s duties for the account of any other Person (a “Client”) including non- discretionary accounts held on behalf of a Client by a broker or dealer or broker-dealer registered under applicable law;

(ii)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of and for the purposes of the activities of such Estate Accounts or for such Other Accounts;

(iii)

such Person (the “Crown Agent”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies and the Crown Agent holds such security in the ordinary course of and for the purposes of its activities as such;

(iv)

such Person (in this definition, a “Statutory Body”) is established by statute for purposes that include the management of investment funds for employee benefit plans, pension plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies, if such security is held by the Statutory Body for the purposes of its activities as Statutory Body; or

(v)

such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or the United States of America or any province or state thereof (each, a “Plan”) or is a Plan and such security is Beneficially Owned or held by the Person in the ordinary course of and for the purposes of its activities as such;

provided, however, that in any of the foregoing cases, the Portfolio Manager, the Trust Company, the Crown Agent, the Statutory Body, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make a Take-over Bid, alone or by acting jointly or in concert with any other Person, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Corporation;

(D)

such Person is a Client of the same Portfolio Manager as another Person on whose account the Portfolio Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(E)

such Person is a Client of a Portfolio Manager and such security is owned at law or in equity by the Portfolio Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(F)	such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person at any time shall be and be deemed to be the product determined by the formula:

100	x	A
B

where:	A =	the number of votes for the election of all directors generally attached to the Common Shares Beneficially Owned by such Person at such time; and

	B =	the number of votes for the election of all directors generally attaching to all Common Shares actually outstanding.

Notwithstanding the foregoing, where any Person is deemed to Beneficially Own unissued Common Shares, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person, but unissued Common Shares which another Person may be deemed to Beneficially Own shall not be included in the denominator of the above formula.

“Board of Directors” means the board of directors for the time being of the Corporation or any duly constituted or empowered committee thereof.

“Business Day” means any day other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in Toronto, Ontario, (or after the Separation Time, the principal office of the Rights Agent in Toronto, Ontario) are generally authorized or obligated by law to close.

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

“Close of Business” on any given date means 5:00 p.m. (Toronto time, unless otherwise specified), on such date provided, however, that if such date is not a Business Day, “Close of Business” on such date shall mean 5:00 p.m., (Toronto time, unless otherwise specified), on the next succeeding Business Day.

“Common Shares” means the common shares which the Corporation is authorized to issue, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and “common shares” when used with reference to any Person other than the Corporation means the class or classes of shares (or similar equity interests) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

“Common Share Reduction” means an acquisition, redemption or cancellation by the Corporation of Common Shares which by reducing the number of Common Shares outstanding, increases the percentage of Common Shares Beneficially Owned by any Person to 20% or more of the Common Shares then outstanding.

“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the “Prior Bid”);

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in clauses (ii)(A), (B), and (D) of that definition; and

(iii)	contains, and the taking up and payment for securities tendered or deposited thereunder are subject to, irrevocable and unqualified conditions that:

(A)

no Common Shares shall be taken up or paid for pursuant to the Take- over Bid (x) prior to the Close of Business on a date that is not earlier than the later of 35 days after the date of such Take- over Bid and the earliest date on which Common Shares may be taken up or paid for under any Prior Bid in existence at the date of such Take-over Bid, and (y) then only if, at the time that such Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(B)

Common Shares may be deposited pursuant to such Take-over Bid, unless the Take- over Bid is withdrawn, at any time prior to the Close of Business on the date that the Prior Bid described in clause (A) above expires; and

(C)

in the event that the requirement set forth in subclause (iii)(A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Common Shares for not less than 10 days from the date of such public announcement.

provided always that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and provided that, at such time, any acquisition of Common Shares made pursuant to such Competing Permitted Bid, including any acquisition of Common Shares theretofore made, will cease to be a Permitted Bid Acquisition.

“controlled”: a Person shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other persons performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such corporation or other Person;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

“Convertible Securities” means at any time any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion, or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

“Convertible Security Acquisition” means the acquisition of Common Shares upon the exercise of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition.

“Effective Date” is the date as defined in Section 5.17.

“Exempt Acquisition” means a Share acquisition: (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of subsections 5.1(c), (d) or (e) hereof; (ii) pursuant to a regular dividend reinvestment or other plan of the Corporation made available by it to all holders of Common Shares of a class or series or Common Shares where such plan permits the holder to direct that dividends paid in respect of such Common Shares be applied to the purchase from the Corporation of further securities of the Corporation; (iii) pursuant to a distribution of Common Shares, or securities convertible into or exchangeable for Common Shares made by the Corporation pursuant to a prospectus or a securities exchange take-over bid or by way of a private placement, provided that the Person does not acquire a greater percentage of the securities offered in the distribution than the percentage of Common Shares Beneficially Owned by that Person immediately prior to the distribution, or (iv) pursuant to an amalgamation, merger or other statutory procedure requiring shareholder approval.

“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one (1) whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal $10.00.

“Expansion Factor” has the meaning ascribed to such term in subsection 2.3(a) hereof.

“Expiration Time” means the earliest of: (i) the Termination Time; (ii) the Close of Business on the date of the Corporation’s annual meeting of shareholders in 2012; and (iii) the time this Agreement becomes void pursuant to the provisions of Section 5.17.

“Fiduciary” means, when acting in that capacity, a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

“Flip-in Event” means a transaction or event that results in a Person becoming an Acquiring Person.

“Independent Shareholders” means all holders of Common Shares other than (i) any Acquiring Person, (ii) any Offeror, (iii) any Affiliate or Associate of any Acquiring Person or Offeror, (iv) any Person acting jointly or in concert with any Person referred to in clauses (i), (ii) or (iii) above, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan or trust for the benefit of employees of the Corporation or a wholly-owned Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which such Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid, in which case the plan or trust shall be considered to be an Independent Shareholder.

“Market Price” per security of any securities on any date means the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day). The closing price per security of any securities on any date shall be:

(i)

the closing board lot sale price on such date or, if such price is not available, the average of the closing bid and asked prices per security, as reported by the principal stock exchange or securities quotation system in Canada on which such securities are listed or admitted to trading (based on the volume of securities traded during the most recently completed financial year), or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or securities quotation system in Canada, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange on which such securities are listed or admitted for trading;

(ii)

if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a stock exchange or other securities exchange or securities quotation system in Canada, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii)

if the securities are not listed or admitted to trading as contemplated in clauses (i) or (ii) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board of Directors;

provided, however, that if on any such date the closing price per security cannot be determined in accordance with the foregoing, the closing price per security of such securities on such date shall mean the fair value per security of such securities on such date as determined by the Board of Directors, after consultation with an internationally recognized investment banking firm as to the fair value per security of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

“Offer to Acquire” includes:

(i)	an offer to purchase, or a solicitation of an offer to sell, Common Shares or Convertible Securities; and

(ii)	an acceptance of an offer to sell Common Shares or Convertible Securities, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

“Offeror” means a Person who is making or has announced a current intention to make a Take-over Bid (including a Permitted Bid or Competing Permitted Bid but excluding an ordinary market transaction (including a prearranged trade in the ordinary course of business) contemplated in clause (iii)(C) of the definition of Beneficial Owner) but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired.

“Permitted Bid” means a Take-over Bid which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)	the Take-over Bid shall contain, and the take-up and payment for securities tendered or deposited thereunder shall be subject to, irrevocable and unqualified conditions that:

(A)

no Common Shares shall be taken up or paid for pursuant to the Take- over Bid (x) prior to the Close of Business (Toronto time) on a date which is not earlier than 60 days following the date the Take-over Bid circular is sent to shareholders of the Corporation and (y) then only if, at the Close of Business on the date Common Shares are first taken up or paid for under the Take-over Bid, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(B)

Common Shares may be deposited pursuant to such Take-over Bid, unless such Take-over Bid is withdrawn, at any time prior to the Close of Business on the date Common Shares are first taken up or paid for under the Take-over Bid;

	(C)	any Common Shares deposited or tendered pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D)

in the event that the requirement set forth in subclause (A)(y) of this definition is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tender of Common Shares for not less than 10 days from the date of such public announcement;

provided always that a Permitted Bid will cease to be a Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition and any acquisitions of Common Shares made pursuant to such Permitted Bid, including any acquisition of Common Shares theretofore made, will cease to be a Permitted Bid Acquisition.

“Permitted Bid Acquisition” means a Share acquisition made pursuant to a Permitted Bid or Competing Permitted Bid.

“Permitted Lock-Up Agreement” means an agreement between a Person and one or more holders of Common Shares (each, a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Corporation, not later than the date of the Lock-up Bid (as defined below) or, if the Lockup Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Common Shares to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)

the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Common Shares from the Lock-up Bid in order to tender or deposit the Common Shares to another Take-over Bid or support another transaction:

	(A)	where the price or value per Common Share offered under such other Take-over Bid or transaction is higher than the price or value per Common Share offered under the Lock-up Bid; or

	(B)	if:

(1)

the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2)

the number of Common Shares to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Common Shares that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Common Share that is not less than the price or value per Common Share offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Common Shares offered to be purchased under the Lockup Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Common Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Common Shares during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

	(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)

50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Bid is not successfully concluded or if any Locked-up Person fails to deposit or tender Common Shares to the Lock-up Bid or withdraws Common Shares in order to accept the other Take-over Bid or support another transaction.

“Person” includes any individual, firm, partnership, association, trust, body corporate, joint venture, syndicate or other form of unincorporated organization, government and its agencies and instrumentalities or other entity or group (whether or not having legal personality) and any successor (by merger, statutory amalgamation or arrangement, or otherwise) thereof.

“Pro-Rata Acquisition” means the acquisition of Common Shares (i) as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Common Shares or securities convertible into or exchangeable for Common Shares on the same pro-rata basis as all other holders of Common Shares of the same class or series, or (ii) pursuant to a regular dividend reinvestment plan or other plan of the Corporation made available by the Corporation to the holders of Common Shares where such plan permits the holder to direct that the dividends paid in respect of such Common Shares be applied to the purchase from the Corporation of further securities of the Corporation, or (iii) pursuant to the receipt and/or exercise of rights (other than the Rights) issued by the Corporation on a pro-rata basis to all holders of a class or series of Common Shares to subscribe for or purchase Common Shares or securities convertible into or exchangeable for Common Shares provided that the Person does not acquire a greater percentage of the securities issuable on exercise of such rights than the percentage of Common Shares Beneficially Owned by that Person immediately prior to the commencement of the offering of the rights and that such rights are acquired directly from the Corporation and not from any other Person.

“Record Time” has the meaning ascribed to that term in the second recital hereto.

“Redemption Price” has the meaning ascribed to that term in subsection 5.1(b) hereof.

“Regular Periodic Cash Dividends” means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

“Rights” means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein;

“Rights Agent” means CIBC Mellon Trust Company, a trust company existing under the laws of Canada, and any successor Rights Agent appointed pursuant to the provisions hereof.

“Rights Certificate” has the meaning ascribed to that term in subsection 2.2(c) hereof.

“Rights Register” and “Rights Registrar” shall have the respective meanings ascribed thereto in subsection 2.6(a) hereof.

“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, unless otherwise specified, as the same exist on the date hereof.

“Separation Time” means the Close of Business (Toronto time) on the tenth Business Day after the earliest of:

(i)	the Stock Acquisition Date;

(ii)

the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Board of Directors in good faith, provided that: (x) if the foregoing results in a Separation Time being prior to the Record Time, the Separation Time shall (subject to any determination of the Board of Directors as aforesaid) be the Record Time, (y) if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time without securities deposited thereunder being taken up and paid for, then such Take-over Bid shall be deemed, for purposes of this definition never to have been made, and (z) if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

“Shares” means shares in the capital of the Corporation.

“Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 102.1 or 102.2 of the Securities Act (Ontario) or National Instrument 62-103, each as amended from time to time and any provision substituted therefor) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person.

“Subsidiary”:

A body corporate is a Subsidiary of another body corporate if:

(i)

it is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate, each of which is controlled by that other, or

(ii)	it is a Subsidiary of a body corporate that is that other’s Subsidiary.

“Take-over Bid” means an Offer to Acquire Common Shares or Convertible Securities (or both), where the securities subject to the Offer to Acquire, together with the Common Shares, if any, into which the securities subject to the Offer to Acquire are convertible and the Common Shares Beneficially Owned by the Offeror at the date of the Offer to Acquire constitute, in the aggregate, 20% or more of the then outstanding Common Shares.

“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof.

“Trading Day”, when used with respect to any securities, means a day on which the principal securities exchange or securities quotation system in Canada on which such securities are listed or admitted to trading is open for the transaction of business, or if the securities are not listed or admitted to trading on any securities exchange or securities quotation system in Canada, a Business Day.

“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one (1) United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one (1) United States dollar into Canadian dollars calculated in the manner which shall be determined by the Board of Directors from time to time.

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

1.2	Holder

 As used in this Agreement, unless the context otherwise requires, the term “holder” when used with reference to Rights, means the registered holder of such Rights or, prior to the Separation Time, the associated Common Shares.

1.3	Acting Jointly or in Concert

For purposes of this Agreement, it is a question of fact whether a Person is acting jointly or in concert with another Person but a Person shall be deemed to be acting jointly or in concert with every other Person who (i) is an Associate or Affiliate of such first mentioned Person; or (ii) who is a party to any agreement, commitment or understanding, whether formal or informal, with the first mentioned Person or any Associate or Affiliate thereof, to acquire Common Shares (other than customary agreements with and between underwriters and/or members of banking groups and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.4	Application of Statutes, Regulations and Rules

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.5	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.6	Headings and References

The headings of the Articles and Sections of this Agreement and the Table of Contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to Articles, Sections and Exhibits are to articles and sections of and exhibits to, and forming part of, this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the Exhibits, as the same may be amended, modified or supplemented at any time or from time to time.

1.7	Singular, Plural, etc.

In this Agreement, where the context so admits, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.8	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1	Issuance and Legend on Common Share Certificates

(a)

One (1) right in respect of each Common Share outstanding at the Record Time and each Common Share that may be issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time shall be issued in accordance with the terms hereof.

(b)

Certificates for Common Shares issued after the Record Time hereof but prior to the Separation Time (and whether upon the conversion of Convertible Securities or otherwise) shall evidence one (1) Right for each Common Share represented thereby and shall have impressed, printed, or written thereon or otherwise affixed thereto a legend in substantially the following form:

“Until the Separation Time (as such term is defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Rights Agreement, made as of February 3, 2009, (the “Rights Agreement”), between Energy Fuels Inc. (the “Corporation”) and CIBC Mellon Trust Company, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive offices of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are “Beneficially Owned” by a “Person” who is or becomes an “Acquiring Person” or any Person acting jointly or in concert with an Acquiring Person or with an “Affiliate” or “Associate” of an “Acquiring Person”, as such terms are defined in the Rights Agreement, or a transferee thereof), or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge within five days after the receipt of a written request therefor.”

Failure to legend any certificate representing Common Shares shall not affect the validity of this Agreement or the Rights issued hereunder.

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one (1) Right for each Common Share evidenced thereby notwithstanding the absence of a legend in substantially the foregoing form until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price (or its U.S. Dollar Equivalent on the Business Day immediately preceding the date of exercise of the Right), one (1) Common Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

	(b)	Until the Separation Time:

		(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

for administrative purposes, each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)

From and after the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised and (ii) shall be registered and transferable independent of Common Shares. Promptly following the Separation Time, the Corporation shall prepare and the Rights Agent shall mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of subsection 3.1(b) hereof and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights), at such holder’s address as shown in the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i)

a certificate (a “Rights Certificate”) in substantially the form of Exhibit “A” hereto appropriately completed and registered in such holder’s name, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

	(ii)	a disclosure statement describing the Rights.

(d)

Rights may be exercised in whole at any time or in part from time to time on any Business Day (or other day that is not a bank holiday at the place of exercise) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in the City of Toronto, Ontario or at any other office of the Rights Agent in the cities specified in the Rights Certificate or designated from time to time for that purpose by the Corporation after consultation with the Rights Agent:

(i)

the Rights Certificate evidencing such Rights with an Election to Exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate, appropriately completed and duly executed by the holder or his executors or administrators or other personal representatives or his legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii)

payment by certified cheque or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the issuance, transfer or delivery of Rights Certificates or the issuance, transfer or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Upon receipt of a Rights Certificate accompanied by a duly completed and executed Election to Exercise which does not indicate that Rights evidenced by such Rights Certificate have become void pursuant to subsection 3.1(b) hereof and payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Corporation) shall thereupon promptly:

(i)

requisition from a transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii)

after receipt of such certificates referred to in Section 2.2(e)(i) above, deliver such certificates to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

	(iii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iv)

after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder together with, where applicable, any cash payment in lieu of a fractional interest; and

	(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing (subject to the provisions of subsection 5.5(a) hereof) the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Corporation covenants and agrees to:

(h)

take all such action as may be necessary on its part and within its powers to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and be fully paid and non- assessable;

(i)

take all reasonable action as may be necessary on its part and within its power to comply with any applicable requirements of the Business Corporations Act (Ontario), the Securities Act (Ontario) or comparable legislation of each of the provinces and territories of Canada and of the United States of America, and the rules and regulations thereunder, and any other applicable law, rule or regulation, in connection with the issuance and delivery of Rights Certificates and of any securities of the Corporation upon exercise of Rights;

(j)

use its reasonable efforts to cause all Shares of the Corporation issued upon exercise of Rights to be listed upon The Toronto Stock Exchange or such other stock exchange and/or securities quotation system on which the Common Shares are listed at that time;

(k)

pay when due and payable any and all Canadian federal, provincial transfer taxes (not including any taxes referable to the income or profit of the holder or exercising Person or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or of any Shares of the Corporation issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for securities in a name other than that of the holder of the Rights being transferred or exercised;

(l)

if necessary, cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding rights; and

(m)

after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price, Number of Rights

(a)

Subject to Section 5.19, the Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

	(b)	If the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other Shares or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other Shares) otherwise than pursuant to any optional share dividend program, dividend reinvestment plan or if the dividend payable is paid in Common Shares in lieu of a regular periodic cash dividend;

		(ii)	subdivide or change the outstanding Common Shares into a greater number of Common Shares;

		(iii)	consolidate or change the outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other Shares or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other Shares) in respect of, in lieu of, or in exchange for, existing Common Shares in a reclassification or redesignation of Common Shares, an amalgamation or a statutory arrangement,

(v)

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under subsection 3.1(a). If the Exercise Price and number of Rights are to be adjusted:

(A)

the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other Shares of capital) (the “Expansion Factor”) that a holder of one (1) Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof (assuming the exercise of all such exchange or conversion rights, if any); and

(B)

each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights shall be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other whole share or security exchangeable for or convertible into a whole Share of capital) shall have exactly one (1) Right associated with it.

(c)

If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment shall be the securities that a holder of the securities purchasable upon exercise of one (1) Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold immediately thereafter as a result thereof. To the extent that any such rights of purchase, exchange, conversion or acquisition are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights. If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of its authorized capital other than Common Shares in a transaction of a type described in the first sentence of this subsection 2.3(a), such shares shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d)

If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one (1) new Right associated with it, which Right shall be evidenced by the certificate representing such Share.

(e)

If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such convertible or exchangeable security or right)) that is less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of shares of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price may be paid in a form other than cash, the value of such non-cash consideration shall be as determined by the Board of Directors. To the extent that any such rights or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be. For purposes of this Agreement, the granting of the right to purchase Common Shares (whether previously unissued, treasury shares or otherwise) pursuant to any optional dividend reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends payable on securities of the Corporation and/or employee stock option, stock purchase or other employee benefit plan (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that, in the case of any dividend reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the then current market price per share (determined as provided in such plan) of the Common Shares.

(f)

If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights or warrants (excluding those referred to in subsection 2.3(a) or 2.3(b)), the Exercise Price shall be adjusted. The Exercise Price in effect after such record date shall, subject to adjustment as provided in the penultimate sentence of subsection 2.3(b), equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchasable upon exercise of one (1) Right. Such adjustment shall be made successively/whenever such a record date is fixed.

(g)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(h)	the payment or effective date for the applicable dividend, subdivision, change, consolidation or issuance in the case of an adjustment made pursuant to subsection 2.3(a) above; and

(i)

the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsections 2.3(b) or (c) above, subject to readjustment to reverse same is such distribution shall not be made.

(j)

Subject to the prior consent of the holders of Common Shares or Rights obtained in accordance with the provisions of subsection 5.4(b) or (c), as applicable, if the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any Shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such Shares, or securities convertible into or exchangeable for any such Shares, in a transaction referred to in clause (a)(i) or (a)(iv) above and if the Board of Directors determines that the adjustments contemplated by subsections 2.3(a), (b) and (d) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding such clauses, such adjustments (rather than the adjustments contemplated by subsections 2.3(a), (b) and (d) above) shall be made and the Corporation and the Rights Agent shall amend or supplement this Agreement as appropriate to provide for such adjustments.

(k)

Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. Each adjustment made pursuant to this Section 2.3 shall be calculated to the nearest cent or to the nearest one one-hundredth of a Common Share or Right, as the case may be.

(l)

If as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Shares contained in the provisions of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(m)

All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(n)

Unless the Corporation shall have exercised its election as provided in subsection 2.3(a)(i), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 2.3(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the

(i)     multiplying (A) the number of Common Shares covered by a Right immediately prior to this adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and

(ii)    dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(o)

The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record immediately prior to such adjustment of the number of Rights shall become the number of Rights (calculated to the nearest one one-hundredth) obtained by dividing the Exercise Price in effect immediately prior to the adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any date thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days after the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(j), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing the additional Rights to which such holder shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution or replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date specified in the public announcement.

(p)

Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

(q)

If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(r)

In any case in which this Section 2.3 shall require that any adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares or other securities upon the occurrence of the event requiring such adjustment.

(s)

Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that, in their judgment, the Board of Directors determines advisable in order that any (i) subdivision or consolidation of the Common Shares, (ii) issuance wholly for cash of any Common Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares, (iv) stock dividends, or (v) issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares, and subject to applicable taxation laws, shall not be taxable to such shareholders.

(t)

After the Separation Time, the Corporation will not, except as permitted by the provisions hereof, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(u)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

(i)     prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)    file with the Rights Agent and with each transfer agent for the Common Shares, a copy of such certificate; and

(iii)   cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

(v)	Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise is Effective

Each Person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly submitted (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such exercise is a date upon which the relevant Share transfer books of the Corporation are closed, such Person shall be deemed to have become the recorded holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the said Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by any two of its Chairman, President, Chief Executive Officer, Chief Financial Officer or Corporate Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Rights Certificates bearing the manual or facsimile signatures of individuals who were at the relevant time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver disclosure statements and Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such disclosure statements and Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)

From and after the Separation Time, the Corporation shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine the Rights Register at all reasonable times.

(b)

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(c)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)

Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon duly completed and endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses (including the reasonable fees and expenses of its Rights Agent) connected therewith.

	(e)	The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)

If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (ii) such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request, the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, such Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)	such holder is otherwise bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof in respect of all Rights held;

(b)	prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Share;

(c)	after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder has waived all rights to receive any fractional Right or fractional Share upon exercise of a Right;

(f)

this Agreement may be supplemented or amended from time to time pursuant to subsection 5.4(a) or the last sentence of the penultimate paragraph of subsection 2.3(a) hereof upon the sole authority of the Board of Directors without the approval of any holder of Rights; and

(g)

notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)

Subject to the provisions of Section 2.2 and subsections 5.1(c), (d) and (e) hereof and except as provided below, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall thereafter constitute, effective at the Close of Business on the tenth Business Day after the relevant Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip- in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of a Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

		(i)	an Acquiring Person (or any Person acting jointly or in concert with an Acquiring Person or with an Affiliate or Associate of an Acquiring Person); or

		(ii)	a direct or indirect transferee of, or other successor in title to, such Rights (a “Transferee”), who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person, in a transfer, whether or not for consideration, that the Board of Directors has determined is part of a plan, understanding or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding the provisions of this subsection 3.1(b) applicable in the circumstances contemplated in clause (i) hereof;

(c)

shall thereupon become and be null and void and any holder of such Rights (including any Transferee) shall thereafter have no rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent, or any Co- Rights Agent, upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such rights shall be null and void.

(d)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses (i) or (ii) of subsection 3.1(b) hereof or transferred to any nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.”, provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof or acting jointly or in concert with any of them. The issuance of a Rights Certificate without the legend referred to in this subsection shall be of no effect on the provisions of this subsection.

ARTICLE 4
THE RIGHTS AGENT

4.1	General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-rights agents (each, a “Co-Rights Agent”) as it may deem necessary or desirable after consultation with the Rights Agent. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine with the written approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage, suit or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers, directors, employees or agents, for anything done or omitted by them in connection with the acceptance and performance of this Agreement, including legal costs and expenses, which right to indemnification shall survive the termination of this Agreement or the resignation or removal of the Rights Agent. In the event of any disagreement arising regarding the terms of this Agreement the Rights Agent shall be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by written agreement amongst the parties to this Agreement or by a court of competent jurisdiction.

(b)

The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Shares, Rights or for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2	Merger or Amalgamation or Change of Name of Rights Agent

(a)

Any body corporate into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any body corporate succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such body corporate would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.

(b)

In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

(c)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b)

Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or refraining from taking any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by an individual believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent shall be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)

The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)

The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

The Rights Agent is hereby authorized to rely upon and directed to accept written instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with instructions of any such individual.

(h)

The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Shares by first class mail, and mailed or delivered to the holders of the Rights in accordance with Section 5.9 hereof. The Corporation may remove the Rights Agent upon 60 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of the Shares by first class mail, and mailed to the holders of the Rights in accordance with Section 5.9 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection by the Corporation), then the Rights Agent or the holder of any Rights may apply, at the Corporation’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a body corporate incorporated under the laws of Canada or a province thereof and authorized to carry on business in the Province of Ontario. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent upon receipt of all fees and expenses outstanding to the predecessor Rights Agent by the Corporation shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1	Redemption and Waiver

The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors acting in good faith under this Section 5.1. In addition,

(a)	The Board of Directors, at any time prior to the special meeting of shareholders of the Corporation to be held on or around March 19, 2009, may terminate this Agreement by passing a resolution.

(b)

With the prior consent of the holders of Common Shares or Rights obtained in accordance with subsection 5.4(b) or (c), as applicable, the Board of Directors, at any time prior to the occurrence of a Flip- in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment to the Exercise Price provided for in Section 2.3 hereof if an event analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(c)

With the prior consent of the holders of Common Shares obtained in accordance with subsection 5.4(b), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take- over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(e), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

(d)

Prior to the occurrence of a Flip-in Event, as to which the application of Section 3.1 has not been waived pursuant to this paragraph, upon written notice to the Rights Agent, the Board of Directors may waive the application of Section 3.1 to such Flip- in Event but only if such Flip-in Event occurs as a result of a Take-over Bid made by way of a Take- over Bid circular sent to all holders of record of Common Shares; provided, however, that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of record of Common Shares (i) prior to the granting of such a waiver, or (ii) thereafter and prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(d) .

(e)	The Board of Directors may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i)

the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

	(ii)	such Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of the waiver pursuant to this subsection 5.1(e), it is no longer an Acquiring Person.

(f)

If a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an Exempt Acquisition occurring under subsection 5.1(d) hereof, more than 50% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of such Permitted Bid, Competing Permitted Bid or Exempt Acquisition by such Person, the Board of Directors of the Corporation shall, notwithstanding the provisions of subsection 5.1(b) hereof, immediately upon such acquisition and without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(g)

If the Board of Directors elects to or is deemed to have elected to redeem the Rights and, in circumstances where subsection 5.1(b) is applicable, the requisite consent is given by the holders of Common Shares or Rights, as applicable, (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, and (ii) no further Rights shall thereafter be issued.

(h)

Within 10 Business Days of the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(c), is applicable, within 10 Business Days after the requisite consent being given by the holders of Common Shares or Rights, as applicable, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the share register maintained by the Corporation’s transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(i)

Where a Take- over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all of the outstanding Rights at the Redemption Price.

(j)

Upon the rights being redeemed pursuant to subsection 5.1(i), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement, the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the Outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

5.2	Expiration

No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of Shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)

The Corporation may make, without the approval of the holders of Rights or Common Shares, any supplements or amendments to this Agreement: (i) specifically contemplated in subsections 2.10(f) or any other provision hereof, (ii) to correct any clerical or typographical error, or (iii) which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. The Corporation may, prior to the date of any shareholders meeting referred to in Section 5.17, supplement, amend, vary or delete any of the provisions of this Agreement without the approval of any holder of Rights or Common Shares (whether or not such action would materially adversely affect the interests of the holders of Rights generally), where the Board of Directors deems (in good faith) such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to subsection 5.4(a), the Corporation, with the prior consent of the holders of Common Shares obtained as set forth below, at any time before the Separation Time, may redeem Rights pursuant to subsection 5.1(b), waive a Flip-in Event pursuant to subsection 5.1(c) or otherwise amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Common Shares at a special meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all Independent Shareholders represented in person or by proxy at the special meeting.

(c)

The Corporation, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, may redeem Rights pursuant to subsection 5.1(b) or otherwise amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1(b)), represented in person or by proxy at the special meeting.

(d)

Any amendments, supplements or restatements made by the Corporation to this Agreement pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i)

if made before the Separation Time, be submitted to the holders of Common Shares at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment, supplement or restatement;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called in accordance with the provisions of subsection 5.4(c) hereof and the holders of Rights may, by a majority referred to in subsection 5.4(c), confirm or reject such amendment, supplement or restatement.

(e)

The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days or effecting such amendment, rescission or variation.

Any such amendment, supplement or restatement shall be effective from the date of the resolution of the Board of Directors adopting such amendment (unless the Board of Directors stipulates that such amendment is to become effective at a later date), until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment, supplement or restatement is rejected by the shareholders of the Corporation or the holders of Rights or is not submitted to the shareholders of the Corporation or holders of Rights as required, then such amendment, supplement or restatement shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or if such a meeting of the holders of Rights is not called within a period of 90 days of the making of any such agreement, at the end of such period, and no subsequent resolution of Board of Directors to amend, supplement or restate this Agreement to substantially the same effect shall be effective until confirmed by the shareholders of the Corporation or holders of Rights as the case may be.

5.5	Fractional Rights and Fractional Common Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. In lieu of issuing fractional Rights, the Corporation shall pay to the registered holders of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one (1) whole Right that the fraction of a Right that would otherwise be issuable is of one (1) whole Right. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b)

The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one (1) Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

5.6	Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of such Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights, or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions

(a)	If after the Separation Time and prior to the Expiration Time:

	(i)	there shall occur an adjustment in the Rights attaching to the Rights pursuant to Section 3.1 as a result of the occurrence of a Flip-in Event; or

	(ii)	the Corporation proposes to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets;

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9, a notice of such event or proposed action, which shall specify the date on which such change to the Rights, liquidation, dissolution or winding up occurred or is to take place, and such notice shall be so given within 10 Business Days after the occurrence of a change to the Rights and not less than 20 Business Days prior to the date of taking such proposed action by the Corporation.

5.9	Notices

Any notice, demand or other communication required or permitted to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation or by the Corporation or by the holder of any Rights to or on the Rights Agent shall be in writing and shall be well and sufficiently given or made if:

(i)	delivered in person during normal business hours on a Business Day and left with the receptionist or other responsible employee at the relevant address set forth below; or

(ii)	except during any general interruption of postal services due to strike, lockout or other cause, sent by first-class mail; or

(iii)	sent by telegraph, facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing as aforesaid;

if to the Corporation, addressed to it at:

Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, ON M5C 2B6

Attention:	Michael Skutezky
Fax No.:	416-214-2727

and if to the Rights Agent, addressed to it at:

CIBC Mellon Trust Company
320 Bay Street, Ground Level
Toronto, ON M5H 4A6

Attention:	Vice-President, Client Services
Fax No.:	416-643-5570

Notices, demands or other communications required or permitted to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be in writing and shall be well and sufficiently given or made if delivered personally to such holder or delivered or mailed by first class mail to the address of such holder as it appears on the Rights Register maintained by the Rights Registrar, or, prior to the Separation Time, in the register of Shareholders maintained by the transfer agent for the Common Shares.

Any notice so given or made shall be deemed to have been given and to have been received on the day of delivery, if so delivered; on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout, or other cause) following the mailing thereof, if so mailed; and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of the Financial Post and, if the Corporation has a transfer agent in the United States, in a daily publication in the United States, in a daily publication in the United States designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfill any of its obligations pursuant to this Agreement, then the Corporation shall reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder and actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and permitted assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.15	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors to any liability to the holders of the Rights.

5.17	Effective Date

This Agreement is effective in accordance with its terms from the date hereof; provided that unless confirmed by ordinary resolution passed by a majority of the votes cast by Independent Shareholders present in person or voting by proxy and who vote in respect of confirmation of this Agreement at a meeting of shareholders of the Corporation to be held not later than the date that is six months from the date hereof, this Agreement shall be of no further force or effect and all Rights issued hereunder shall be void from the first to occur of (i) the termination of such meeting, and (ii) the Close of Business (Toronto time) on the date that is six months from the date hereof.

5.18	Approval of Holders of Rights

If, after the Separation Time, the approval of holders of Rights is required in respect of a supplement or amendment to this Agreement made pursuant to Section 5.4 hereof, the Board of Directors shall, within 35 days after the implementation of any such supplement or amendment, call, and thereafter hold a special meeting of the holders of Rights to consider, and if thought fit, to pass a resolution approving the supplement or amendment, and such supplement or amendment shall be deemed to have been approved if such resolution receives the affirmative vote of a majority of the votes cast by holders of Rights represented at the meeting in person or by proxy excluding any Rights which are then void pursuant to the provisions of subsection 3.1(b) hereof. In respect of any such meeting required to be held:

(a)

the Board of Directors shall fix a date for the meeting, which date shall be as soon as practicable after the implementation of any supplement or amendment requiring approval, but not more than 110 days thereafter;

(b)

the Board of Directors of the Corporation shall fix a record date for determining the holders of Rights entitled to receive notice of such meeting in a manner analogous to the procedures set out in National Instrument 54-101 of the Canadian Securities Administrators (as such policy may be amended or replaced from time to time, and as required in order to conform to the requirements of any applicable securities legislation or policy) and the rules of any stock exchange on which the Common Shares are then listed, and the articles and by-laws of the Corporation; and

(c)

each Right shall be entitled to one (1) vote at such meeting and, in all other respects, the rules applicable to meetings of shareholders set forth in the articles and bylaws of the Corporation shall apply in respect of such meeting of holders of Rights, mutatis mutandis.

5.19	Declaration as to Non-Canadian and Non- United States Holders

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada and the United States of America, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including the Toronto Stock Exchange while any securities of the Corporation are listed and posted for trading thereon and for a period of three (3) months thereafter.

5.21	Time of the Essence

Time shall be of the essence in this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written,

ENERGY FUELS INC.

By:	“George E.L. Glasier”
Name:	George E.L. Glasier
Title:	President and CEO

CIBC MELLON TRUST COMPANY

By:	“Charito De Vera”
Authorized Signing Officer

By:	“Bruce Cornish”
Authorized Signing Officer

EXHIBIT “A”

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR WITH AN ASSOCIATE OR AFFILIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that ________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entities the registered holder thereof, subject to the terms, provisions and conditions of a Shareholder Rights Plan Agreement made as of February 3, 2009 (the “Rights Agreement”) between ENERGY FUELS INC., a corporation existing under the laws of the Province of Ontario (the “Corporation”), and CIBC MELLON TRUST COMPANY, as Rights Agent, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one (1) fully paid common share in the capital of the Corporation (a “Common Share”) (subject to adjustment as provided in the Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a duly completed and executed Form of Election to Exercise at the principal office of the Rights Agent at its principal office in Toronto, Ontario or with approval of the Rights Agent, at any other office of the Rights Agent in the cities designated from time to time by the Corporation. The Exercise Price shall initially be $10.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

This Rights Certificate is subject to all the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by this reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any office of the Rights Agent or any Co-Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right, subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one (1) whole Right. In lieu thereof, a cash payment will be made as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation and its corporate seal.

Date:

ATTEST:
ENERGY FUELS INC.

By:

Countersigned:

CIBC MELLON TRUST COMPANY

By:	Authorized Signature

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificates.)

FOR VALUE RECEIVED   ______________________________________________________________________
hereby sells, assigns and transfers

Unto   _____________________________________________________________________________________

__________________________________________________________________________________________
(Please print name and address transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _______________________ Attorney, to transfer the within Rights Certificate on the books of the within-named Corporation, with full power of substitution.

Dated:

Signature Guaranteed
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program.

(To be completed if true)
CERTIFICATION

The undersigned hereby represents and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have not been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with such Acquiring Person or an Affiliate or Associate of such Acquiring Person (all as defined in the Rights Agreement) and accordingly the Rights evidenced by this Rights Certificate will be null and void.

[To be attached to each Rights Certificate]

FORM OF ELECTION TO EXERCISE

(To be executed if holder desires to
exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise ______________________ whole Rights represented by the attached Rights Certificate to purchase the Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued in the name of:

Address:

Social Insurance, Social Security or
Other Taxpayer Identification Number:

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Address:

Social Insurance, Social Security or
Other Taxpayer Identification Number:

Dated:

Signature Guaranteed:
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

(Signature must be guaranteed by a Canadian Schedule I chartered bank, or a financial institution that is a member of a recognized Medallion Signature Guarantee Program.

(To be completed if true)

CERTIFICATION

The undersigned hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or any Person acting jointly or in concert with any Acquiring Person or with any Affiliate or Associate thereof (all as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported exercise, the Beneficial Owner of the Rights evidenced by this Rights Certificate will be deemed to be an Acquiring Person or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (all as defined in the Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate will be null and void and not transferable or reversible.

SCHEDULE “G”

ENERGY FUELS INC.

2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

G-i

ARTICLE 8. RESTRICTED STOCK AND RESTRICTED STOCK UNITS		15
8.1	Grant of Restricted Stock or Restricted Stock Units	15
8.2	Restricted Stock or Restricted Stock Unit Agreement	15
8.3	Nontransferability of Restricted Stock and Restricted Stock Units	16
8.4	Other Restrictions	16
8.5	Certificate Legend	16
8.6	Voting Rights	17
8.7	Dividends and Other Distributions	17
8.8	Death and other Termination of Employment	17
8.9	Payment in Settlement of Restricted Stock Units	18
ARTICLE 9. DEFERRED SHARES UNITS		18
9.1	Grant of Deferred Share Units	18
9.2	Deferred Share Unit Agreement	18
9.3	Nontransferability of Restricted Stock and Restricted Stock Units	19
9.4	Termination of Employment	19
ARTICLE 10. PERFORMANCE SHARES AND PERFORMANCE UNITS		19
10.1	Grant of Performance Shares and Performance Units	19
10.2	Value of Performance Shares and Performance Units	19
10.3	Earning of Performance Shares and Performance Units	19
10.4	Form and Timing of Payment of Performance Shares and Performance Units	19
10.5	Dividends and Other Distributions	20
10.6	Termination of Employment	20
10.7	Nontransferability of Performance Shares and Performance Units	20
ARTICLE 11. FULL VALUE STOCK-BASED AWARDS		20
11.1	Stock-Based Awards	20
11.2	Termination of Employment	20
11.3	Nontransferability of Stock-Based Awards	20
ARTICLE 12. PERFORMANCE MEASURES		21
ARTICLE 13. BENEFICIARY DESIGNATION		23
ARTICLE 14. DEFERRALS		23
ARTICLE 15. RIGHTS OF PERSONS ELIGIBLE TO PARTICIPATE		23
15.1	Employment	23
15.2	Participation	24
15.3	Rights as a Shareholder	24
ARTICLE 16. CHANGE OF CONTROL		24
16.1	Accelerated Vesting and Payment	24
16.2	Alternative Awards	25
16.3	Compliance with Section 280G of the Code	25
ARTICLE 17. AMENDMENT, MODIFICATION, SUSPENSION AND TERMINATION		26
17.1	Amendment, Modification, Suspension and Termination	26

G-ii

17.2	Adjustment of Awards Upon the Occurrence of Unusual or Nonrecurring Events	27
17.3	Awards Previously Granted	27
ARTICLE 18. WITHHOLDING		27
ARTICLE 19. SUCCESSORS		28
ARTICLE 20. GENERAL PROVISIONS		28
20.1	Forfeiture Events	28
20.2	Legend	28
20.3	Delivery of Title	28
20.4	Investment Representations	29
20.5	Uncertificated Shares	29
20.6	Unfunded Plan	29
20.7	No Fractional Shares	29
20.8	Other Compensation and Benefit Plans	29
20.9	No Constraint on Corporate Action	29
20.10	Compliance with United States Securities Laws	29
ARTICLE 21. LEGAL CONSTRUCTION		30
21.1	Gender and Number	30
21.2	Severability	30
21.3	Requirements of Law	30
21.4	Governing Law	30
21.5	Compliance with Section 409A of the Code	30

G-iii

ENERGY FUELS INC.

2015 OMNIBUS EQUITY INCENTIVE COMPENSATION PLAN

ARTICLE 1. ESTABLISHMENT, PURPOSE AND DURATION

1.1         Establishment of the Plan. Energy Fuels Inc., an Ontario corporation (the “Company”), hereby establishes an incentive compensation plan to be known as the 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”). The Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Shares, Performance Units and Stock-Based Awards. The Plan shall be adopted and become effective on the date approved by the Board (the “Effective Date”), provided that no Awards may be exercised or redeemed until the Plan has been approved by the shareholders of the Company and the TSX.

1.2         Purpose of the Plan. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Participants to those of the Company’s stockholders, and by providing Participants with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to attract, motivate and retain the services of Participants upon whose judgment, interest and special effort the success of the Company is substantially dependent.

1.3         Duration of the Plan. The Plan shall commence as of the Effective Date, as described in Section 1.1 herein, and shall remain in effect, subject to the right of the Committee or the Board to amend or terminate the Plan at any time pursuant to Article 17 hereof, until the earlier of (i) the tenth anniversary of the Effective Date, or (ii) all Shares subject to the Plan have been purchased or acquired according to the Plan’s provisions.

1.4         Successor Plan. This Plan shall serve as the successor to the Company’s current Stock Option Plan, (the “Predecessor Plan”), and no further awards shall be made under the Predecessor Plan from and after the Effective Date of this Plan. All outstanding awards under the Predecessor Plan immediately prior to the Effective Date of this Plan are hereby incorporated into this Plan and shall accordingly be treated as Awards under this Plan. However, each such Award shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant or issuance, and, except as otherwise expressly provided herein or by the Committee, no provision of this Plan shall affect or otherwise modify the rights or obligations of holders of such incorporated awards.

ARTICLE 2. DEFINITIONS

Whenever used in the Plan, the following terms shall have the respective meanings set forth below, unless the context clearly requires otherwise, and when such meaning is intended, such term shall be capitalized.

2.1         “Affiliate” shall have the meaning ascribed to such term in the OSA.

2.2          “Award” means, individually or collectively, a grant under this Plan of NQSOs, ISOs, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units or Stock-Based Awards, in each case subject to the terms of this Plan.

2.3         “Award Agreement” means either (i) a written agreement entered into by the Company or an Affiliate of the Company and a Participant setting forth the terms and provisions applicable to Awards granted under this Plan; or (ii) a written statement issued by the Company or an Affiliate of the Company to a Participant describing the terms and provisions of such Award. All Award Agreements shall be deemed to incorporate the provisions of the Plan. An Award Agreement need not be identical to other Award Agreements either in form or substance.

2.4          “Beneficial Ownership” shall have the meaning ascribed to such term in Section 90 of the OSA.

2.5         “Blackout Period” means a period of time during which the Participant cannot sell Shares, due to applicable law or policies of the Company in respect of insider trading.

2.6          “Board” or “Board of Directors” means the Board of Directors of the Company.

2.7         “Change of Control” shall occur if any of the following events occur:

(i)          any transaction at any time and by whatever means pursuant to which (A) the Company goes out of existence by any means, except for any corporate transaction or reorganization in which the proportionate voting power among holders of securities of the entity resulting from such corporate transaction or reorganization is substantially the same as the proportionate voting power of such holders of Company voting securities immediately prior to such corporate transaction or reorganization or (B) any Person or any group of two or more Persons acting jointly or in concert (other than the Company, a wholly-owned Subsidiary of the Company, an employee benefit plan of the Company or of any of its wholly-owned Subsidiaries, including the trustee of any such plan acting as trustee) hereafter acquires the direct or indirect “beneficial ownership” (as defined by the Business Corporations Act (Ontario) of, or acquires the right to exercise control or direction over, securities of the Company representing 50% or more of the Company’s then issued and outstanding securities in any manner whatsoever, including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Company with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)          the sale, assignment or other transfer of all or substantially all of the assets of the Company to a Person other than a wholly-owned Subsidiary of the Company;

(iii)          the dissolution or liquidation of the Company except in connection with the distribution of assets of the Company to one or more Persons which were wholly-owned Subsidiaries of the Company immediately prior to such event;

(iv)         the occurrence of a transaction requiring approval of the Company’s shareholders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a wholly-owned Subsidiary of the Company);

(v)          with respect to holders of Options who are employed by a subsidiary of the Company, an event set forth in (i), (ii), (iii) or (iv) has occurred with respect to such subsidiary (the “Employing Subsidiary”), in which case the term “Company” in those paragraphs will be read to mean “Employing Subsidiary” and the phrase “ wholly-owned Subsidiary(ies)” will be read to mean “ Affiliate(s) or wholly-owned Subsidiary(ies)”; or

(vi)         the Board passes a resolution to the effect that, for the purposes of some or all of the Award Agreements, an event set forth in (i), (ii), (iii), (iv) or (v) above has occurred.

Notwithstanding the foregoing, the Committee may modify the definition of a Change of Control for a particular Award or Awards as the Committee deems appropriate to comply with Section 409A of the Code.

2.8          “Change of Control Price” means the highest price per Share offered in conjunction with any transaction resulting in a Change of Control (as determined in good faith by the Committee if any part of the offered price is payable other than in cash). In the case of a Change of Control occurring solely by reason of a change in the composition of the Board, the highest Fair Market Value of the Shares on any of the thirty (30) trading days immediately preceding the date on which a Change of Control occurs, except if the relevant participant is subject to taxation under the ITA such Change of Control price shall be deemed to be a price determined by the Committee based on the closing price of a Share on the TSX or the NYSE on the trading day preceding the Change of Control date or based on the volume weighted average trading price of the Shares on the TSX and NYSE for the five trading days immediately preceding the Change of Control date.

2.9          “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

2.10        “Committee” means the Board of Directors, or, if so delegated in whole or in part by the Board, the Compensation Committee, or any other duly authorized committee of the Board appointed by the Board to administer the Plan.

2.11        “Company” means Energy Fuels Inc., an Ontario corporation, and any successor thereto as provided in Article 19 herein.

2.12        “Constructively Terminated” means, unless otherwise specified by the Committee in the Award Agreement, a voluntary termination of employment by an Employee within ten (10) business days after any of the following actions by the Company, an Affiliate, or a person acting on behalf of either:

(i)          Requiring the Employee to be based as his/her regular or customary place of employment at any office or location more than fifty (50) miles from the location at which the Employee performed his/her duties immediately prior to the Change of Control, or in a state or province other than the one in which the Employee performed his/her duties immediately prior to the Change of Control, in each case except for travel reasonably required in the performance of the individual’s responsibilities;

(ii)          Materially reducing the Employee’s base salary below the rate in effect at the time of a Change of Control;

(iii)         Failing to pay the Employee’s base salary, other wages or employment-related benefits as required by law; or

(iv)         A material reduction or diminution in the level of responsibility, or office of the Employee, provided that before any claim of material reduction or diminution of responsibility may be relied upon by the Employee, the Employee must have provided written notice to the Employee’s supervisor and the Board of the alleged material reduction or diminution of responsibility and have given the Company or Affiliate, as the case may be, at least thirty (30) calendar days within which to cure the alleged material reduction or diminution of responsibility.

2.13          “Consultant” means a Person that:

(i)	is engaged to provide services to the Company or an Affiliate other than services provided in relation to a distribution of securities of the Company or an Affiliate;

(ii)	provides the services under a written contract with the Company or an Affiliate; and

(iii)	spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate;

provided that with respect to Consultants who are U.S. Persons, such Consultants shall be granted Awards under this Plan only if:

(i)	they are natural persons;

(ii)	they provide bona fide services to the Company or its majority-owned subsidiaries; and

(iii)	such services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

2.14          “Covered Employee” means an Employee who is, or who the Committee expects to become, a “covered employee” within the meaning of Section 162(m) of the Code.

2.14A        “Deferred Share Unit” means an Award denominated in units that provides the holder thereof with a right to receive Shares or cash or a combination thereof upon settlement of the Award, granted under Article 9 herein and subject to the terms of this Plan.

2.15          “Director” means any individual who is a member of the Board of Directors of the Company.

2.16         “Dividend Equivalent” means a right with respect to an Award to receive cash, Shares or other property equal in value and form to dividends declared by the Board and paid with respect to outstanding Shares. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement, and if specifically provided for in the Award Agreement shall be subject to such terms and conditions set forth in the Award Agreement as the Committee shall determine.

2.17          “Employee” means any employee of the Company or an Affiliate. Directors who are not otherwise employed by the Company or an Affiliate shall not be considered Employees under this Plan.

2.18         “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.19          “Fair Market Value” or “FMV” means, unless otherwise required by any applicable provision of the Code or any regulations thereunder or by any applicable accounting standard for the Company’s desired accounting for Awards or by the rules of the NYSE or the TSX, a price that is determined by the Committee, provided that such price cannot be less than the greater of (i) the volume weighted average trading price of the Shares on the TSX or the NYSE for the five trading days immediately prior to the grant date or (ii) the closing price of the Shares on the TSX or the NYSE on the trading day immediately prior to the grant date.

2.20         “Fiscal Year” means the Company’s fiscal year commencing on January 1 and ending on December 31 or such other fiscal year as approved by the Board.

2.21          “Freestanding SAR” means a SAR that is not a Tandem SAR, as described in Article 7 herein.

2.22          “Grant Price” means the price against which the amount payable is determined upon exercise of an SAR.

2.23          “Incentive Stock Option” or “ISO” means an Option to purchase Shares granted under Article 6 herein and that is designated as an Incentive Stock Option and is intended to meet the requirements of Section 422 of the Code, or any successor provision.

2.24          “ITA” means the Income Tax Act (Canada).

2.25          “Non-Employee Director” means a Director who is not an Employee.

2.26         “Nonqualified Stock Option” or “NQSO” means an Option to purchase Shares, granted under Article 6 herein, which is not intended to be an Incentive Stock Option or that otherwise does not meet the requirements for treatment as an Incentive Stock Option under Section 422 of the Code, or any successor provision.

2.27         “NYSE” means the NYSE MKT LLC.

2.28          “Option” means the conditional right to purchase Shares at a stated Option Price for a specified period of time in the form of an Incentive Stock Option or a Nonqualified Stock Option subject to the terms of this Plan.

2.29          “Option Price” means the price at which a Share may be purchased by a Participant pursuant to an Option, as determined by the Committee.

2.30          “OSA” means the Securities Act (Ontario), as may be amended from time to time.

2.31          “Participant” means an Employee, Non-Employee Director or Consultant who has been selected to receive an Award, or who has an outstanding Award granted under the Plan.

2.32          “Performance-Based Compensation” means compensation under an Award that is granted in order to provide remuneration solely on account of the attainment of one or more Performance Goals under circumstances that satisfy the requirements of Section 162(m) of the Code.

2.33          “Performance Goal” means a performance criterion selected by the Committee for a given Award for purposes of Article 11 based on one or more Performance Measures.

2.34          “Performance Measures” means measures as described in Article 12, the attainment of one or more of which shall, as determined by the Committee, determine the vesting, payability or value of an Award to a Covered Employee that is designated to qualify as Performance-Based Compensation.

2.35          “Performance Period” means the period of time during which the assigned performance criteria must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.36          “Performance Share” means an Award granted under Article 10 herein and subject to the terms of this Plan, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.37          “Performance Unit” means an Award granted under Article 10 herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.38          “Period of Restriction” means the period when an Award of Restricted Stock or Restricted Stock Units is subject to forfeiture based on the passage of time, the achievement of performance criteria, and/or upon the occurrence of other events as determined by the Committee, in its discretion.

2.39          “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof; provided, however, that “Person” shall not include (i) the Company or any Affiliate, or (ii) any employee benefit plan (including an employee stock ownership plan) sponsored by the Company or any Affiliate.

2.40          “Restricted Stock” means an Award of Shares subject to a Period of Restriction, granted under Article 8 herein and subject to the terms of this Plan.

2.41         “Restricted Stock Unit” means an Award denominated in units subject to a Period of Restriction, with a right to receive Shares or cash or a combination thereof upon settlement of the Award, granted under Article 8 herein and subject to the terms of this Plan.

2.42          “Shares” means common shares of the Company.

2.43         “Significant Stockholder” means a person who at the time of a grant of an ISO to such person owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any of its Affiliates.

2.44         “Stock Appreciation Right” or “SAR” means the conditional right to receive the difference between the FMV of a Share on the date of exercise over the Grant Price, pursuant to the terms of Article 7 herein and subject to the terms of this Plan.

2.45          “Stock-Based Award” means an equity-based or equity-related Award granted under Article 11 herein and subject to the terms of this Plan, and not otherwise described by the terms of this Plan.

2.46          “Tandem SAR” means a SAR that the Committee specifies is granted in connection with a related Option pursuant to Article 7 herein and subject to the terms of this Plan, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be cancelled) or a SAR that is granted in tandem with an Option but the exercise of such Option does not cancel the SAR, but rather results in the exercise of the related SAR. Regardless of whether an Option is granted coincident with a SAR, a SAR is not a Tandem SAR unless so specified by the Committee at the time of grant.

2.47         “TSX” means the Toronto Stock Exchange.

2.48          “Voting Power” shall mean such number of Voting Securities as shall enable the holders thereof to cast all the votes which could be cast in an annual election of directors of a company.

2.49          “Voting Securities” shall mean all securities entitling the holders thereof to vote in an annual election of directors of a company.

ARTICLE 3. ADMINISTRATION

3.1         The Committee shall be responsible for administering the Plan. The Committee may employ attorneys, consultants, accountants, agents and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee shall be final, conclusive and binding upon the Participants, the Company, and all other interested parties.

3.2         Authority of the Committee. The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of the Plan and any Award Agreement or other agreement ancillary to or in connection with the Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions, including grant and exercise price, and vesting terms and, subject to Article 17, adopting modifications and amendments, or subplans to the Plan or any Award Agreement, including, without limitation, any that are necessary or appropriate to comply with the laws or compensation practices of the jurisdictions in which the Company and Affiliates operate.

3.3         Delegation. The Committee may delegate to one or more of its members any of the Committee’s administrative duties or powers as it may deem advisable; provided, however, that any such delegation shall not be inconsistent with the provisions of Rule 16b-3 under the Exchange Act or Section 162(m) of the Code as to actions to be taken by the Committee in connection therewith, and must be permitted under applicable corporate law.

ARTICLE 4. SHARES SUBJECT TO THE PLAN AND MAXIMUM AWARDS

4.1         Number of Shares Available for Awards. Subject to adjustment as provided in Section 4.2 herein, the number of Shares hereby reserved for issuance to Participants under the Plan shall not exceed the number which represents 10% of the issued and outstanding Shares from time to time (the “Total Share Authorization”). Subject to applicable law, the requirements of the TSX or the NYSE and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Participants.

(a)          The number of Shares reserved for issue to Insiders pursuant to this Plan, together with Shares reserved for issue to Insiders under any other existing share compensation arrangement of the Company, shall not exceed 10% of the aggregate outstanding Shares of the Company. Within any one-year period, the number of Shares issued to Insiders pursuant to this Plan and all other existing share compensation arrangement of the Company shall not exceed 10% of the aggregate outstanding Shares of the Company. If the number of Shares shall be increased or decreased as a result of a stock split, consolidation reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a stock dividend in the ordinary course, the Company may make appropriate adjustments to the maximum number of Shares which may be issued from the treasury of the Company under the Plan.

(b)         For greater clarity, any Awards that are not settled in Shares shall not reduce any of these reserves. Any Shares related to Awards (or, after the Effective Date, awards granted under the Predecessor Plan) which (i) terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such Shares, (ii) are settled in cash either in lieu of Shares or otherwise, or (iii) are exchanged with the Committee’s approval for Awards not involving Shares, shall be available again for issuance under the Plan. The maximum number of Shares available for issuance under the Plan shall not be reduced to reflect any dividends or Dividend Equivalents that are reinvested into additional Shares or credited as additional Restricted Stock, Restricted Stock Units, Performance Shares or Stock-Based Awards. The Shares available for issuance under the Plan may be authorized and unissued Shares or treasury Shares.

4.2         Adjustments in Authorized Shares. In the event of any corporate event or transaction (collectively, a “Corporate Reorganization”) (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, arrangement, amalgamation, consolidation, reorganization, recapitalization, separation, stock dividend, extraordinary dividend, stock split, reverse stock split, split up, spin-off or other distribution of stock or property of the Company, combination of securities, exchange of securities, dividend in kind, or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company, or any similar corporate event or transaction, the Committee shall make or provide for such adjustments or substitutions, as applicable, in the number and kind of Shares that may be issued under the Plan, the number and kind of Shares subject to outstanding Awards, the Option Price or Grant Price applicable to outstanding Awards, the Award Limits, the limit on issuing Awards other than Options granted with an Option Price equal to at least the FMV of a Share on the date of grant or Stock Appreciation Rights with a Grant Price equal to at least the FMV of a Share on the date of grant, and any other value determinations applicable to outstanding Awards or to this Plan, as are equitably necessary to prevent dilution or enlargement of Participants’ rights under the Plan that otherwise would result from such corporate event or transaction. In connection with a Corporate Reorganization, the Committee shall have the discretion to permit a holder of Options to purchase (at the times, for the consideration, and subject to the terms and conditions set out in this Plan) and the holder will then accept on the exercise of such Option, in lieu of the Shares that such holder would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that such holder would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, that holder had owned all Shares that were subject to the Option. Such adjustments shall be made automatically, without the necessity of Committee action, on the customary arithmetical basis in the case of any stock split, including a stock split effected by means of a stock dividend, and in the case of any other dividend paid in Shares.

The Committee shall also make appropriate adjustments in the terms of any Awards under the Plan as are equitably necessary to reflect such corporate event or transaction and may modify any other terms of outstanding Awards, including modifications of performance criteria and changes in the length of Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan., provided that any such adjustments must comply with Section 409A of the Code with respect to any U.S. Participants.

Subject to the provisions of Article 15 and any applicable law or regulatory requirement, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance, assumption, substitution or conversion of Awards under this Plan in connection with any such corporate event or transaction, upon such terms and conditions as it may deem appropriate. Additionally, the Committee may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such issuance, assumption, substitution or conversion as provided in the previous sentence.

ARTICLE 5. ELIGIBILITY AND PARTICIPATION

5.1         Eligibility. Individuals eligible to participate in the Plan include all Employees, Non-Employee Directors and Consultants.

5.2         Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, in its sole discretion select from among eligible Employees, Non-Employee Directors and Consultants, those to whom Awards shall be granted under the Plan, and shall determine in its discretion the nature, terms, conditions and amount of each Award.

ARTICLE 6. STOCK OPTIONS

6.1         Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee in its discretion. ISOs may be granted only to Employees of the Company or a parent or subsidiary corporation of the Company within the meaning of Section 424 of the Code, and no ISOs may be granted more than ten (10) years after the Effective Date. Notwithstanding Section 4.1 of the Plan, the maximum number of Shares issuable upon the exercise of ISOs is 4,200,000.

6.2         Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and any such other provisions as the Committee shall determine. The Award Agreement shall also specify whether the Option is intended to be an ISO or a NQSO.

6.3         Option Price. The Option Price for each grant of an Option under this Plan shall be determined by the Committee and shall be specified in the Award Agreement. The Option Price for an Option shall be not less than the FMV of the Shares on the date of grant; provided, however, that the Option Price for an ISO granted to a Significant Stockholder shall be not less than one hundred ten percent (110%) of the FMV of the Shares on the date of grant.

6.4         Duration of Options. Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant, and provided further that no ISO granted to a Significant Stockholder shall be exercisable after the expiration of five (5) years from the date of grant. Notwithstanding the foregoing, the expiry date of any NQSO shall be extended to the tenth business day following the last day of a Blackout Period if the expiry date would otherwise occur in a Blackout Period or within five days of the end of the Blackout Period.

6.5         Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and on the occurrence of such events, and be subject to such restrictions and conditions, as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6         Payment. Options granted under this Article 6 shall be exercised by the delivery of a notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

The Option Price upon exercise of any Option shall be payable to the Company in full either: (a) in cash, certified cheque or wire transfer; or (b) by any other method approved or accepted by the Committee in its sole discretion subject to the rules of the TSX and NYSE, as applicable and such rules and regulations as the Committee may establish.

Subject to Section 6.7 and any governing rules or regulations, as soon as practicable after receipt of a notification of exercise and full payment for the Shares, the Shares in respect of which the Option has been exercised shall be issued as fully-paid and non-assessable shares of the Company. As of the business day the Company receives such notice and such payment, the Participant (or the person claiming through him, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and to receive as promptly as possible thereafter a certificate or evidence of book entry representing the said number of Shares. The Company shall cause to be delivered to the Participant Share certificates or evidence of book entry Shares in an appropriate amount based upon the number of Shares purchased under the Option(s), but in any event, on or before the 15th day of the third month of the year following the year in which the Option was exercised.

6.7         Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted pursuant to this Plan as it may deem advisable, including, without limitation, requiring the Participant to hold the Shares acquired pursuant to exercise for a specified period of time, or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed and/or traded.

6.8         Death, Retirement and Termination of Employment.

(a)	Death:	If a Participant dies while an Employee, officer or director of or Consultant to the Company or an Affiliate:

	(i)	the executor or administrator of the Participant’s estate may exercise Options of the Participant equal to the number of Options that were exercisable at the Termination Date (as defined below);

(ii)

the right to exercise such Options terminates on the earlier of: (i) the date that is 12 months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date; and

	(iii)	such Participant’s eligibility to receive further grants of Options under the Plan ceases as of the Termination Date.

(b)	Retirement: If a Participant voluntarily retires then:

(i)

any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (i) the date that is six months after the Termination Date, provided that if an ISO is exercised after the date that is three months from the Termination Date, then such Option shall no longer be considered to be an ISO; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date,

(ii)

the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date, and

(iii)

notwithstanding (b)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(c)

Termination of Employment: Where a Participant’s employment or term of office or engagement terminates (for any reason other than death or voluntary retirement (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice)), then:

(i)

any Options held by the Participant that are exercisable at the Termination Date continue to be exercisable by the Participant until the earlier of: (i) the date that is three months after the Termination Date; and (ii) the date on which the exercise period of the particular Option expires. Any Options held by the Participant that are not yet vested at the Termination Date immediately expire and are cancelled and forfeited to the Company on the Termination Date,

(ii)

the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date, and

(iii)

notwithstanding (c)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(d)	For purposes of section 6.8, the term, “Termination Date” means, in the case of a Participant whose employment or term of office or engagement with the Company or an Affiliate terminates:

	(i)	by reason of the Participant’s death, the date of death;

(ii)

for any reason whatsoever other than death, the date of the Participant’s last day actively at work for or actively engaged by the Company or the Affiliate, as the case may be; and for greater certainty “Termination Date” in any such case specifically does not mean the date on which any period of contractual notice or reasonable notice that the Company or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire; and

	(iii)	the resignation of a director or the expiry of a director’s term on the Board without re-election (or nomination for election) shall be considered to be a termination of his or her term of office.

6.9         Nontransferability of Options.

(a)         Incentive Stock Options. No ISO granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under this Article 6 shall be exercisable during such Participant’s lifetime only by such Participant.

(b)         Nonqualified Stock Options. Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, a NQSO granted under this Article 6 may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, all NQSOs granted to a Participant under this Article 6 shall be exercisable during such Participant’s lifetime only by such Participant.

6.10         Notification of Disqualifying Disposition. The Participant to whom an ISO is granted shall notify the Company upon the disposition of Shares issued pursuant to the exercise of an ISO or Shares received as a dividend on ISO stock. The Company shall use such information to determine whether a disqualifying disposition as described in Section 421(b) of the Code has occurred.

6.11         $100,000 Annual ISO Limitation. To the extent that the aggregate FMV of Shares (determined as of the time the ISOs with respect to such Shares are granted) with respect to which ISOs are exercisable for the first time by any Participant during any calendar year (under this Plan and all other plans of the Company and any Affiliate) exceeds $100,000 (or such other amount as may be allowed under Section 422 of the Code), such ISOs shall be treated as NQSOs. The foregoing provisions shall be applied by taking ISOs into account in the order in which they were granted.

ARTICLE 7. STOCK APPRECIATION RIGHTS

7.1         Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Participants at any time and from time to time and upon such terms as shall be determined by the Committee in its discretion. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SARs.

The SAR Grant Price for each grant of a Freestanding SAR shall be determined by the Committee and shall be specified in the Award Agreement. The SAR Grant Price may include a Grant Price based on one hundred percent (100%) of the FMV of the Shares on the date of grant, a Grant Price that is set at a premium to the FMV of the Shares on the date of grant, or is indexed to the FMV of the Shares on the date of grant, with the index determined by the Committee, in its discretion, provided that the Grant Price may never be less than the FMV of the Shares on the date of Grant. The Grant Price of Tandem SARs shall be equal to the Option Price of the related Option.

7.2         SAR Agreement. Each SAR Award shall be evidenced by an Award Agreement that shall specify the Grant Price, the term of the SAR, and any such other provisions as the Committee shall determine.

7.3         Term of SAR. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion, and except as determined otherwise by the Committee and specified in the SAR Award Agreement, no SAR shall be exercisable later than the tenth (10th) anniversary date of its grant.

7.4         Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes.

7.5         Exercise of Tandem SARs. With respect to Participants who are not subject to taxation under the ITA, Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. With respect to Participants subject to taxation under the ITA, prior to exercising a Tandem SAR the Participant must elect to receive the Tandem SAR in consideration for the disposition of that Participant’s right to receive shares under the Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

Notwithstanding any other provision of this Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (a) the Tandem SAR will expire no later than the expiration of the underlying ISO; (b) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Price of the underlying ISO and the FMV of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (c) the Tandem SAR may be exercised only when the FMV of the Shares subject to the ISO exceeds the Option Price of the ISO.

7.6         Payment of SAR Amount. Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount representing the difference between the FMV of the underlying Shares on the date of exercise over the Grant Price. At the discretion of the Committee, the payment upon SAR exercise may be in cash, Shares of equivalent value (based on the FMV on the date of exercise of the SAR, as defined in the Award Agreement or otherwise defined by the Committee thereafter), in some combination thereof, or in any other form approved by the Committee at its sole discretion. Payment shall be made no earlier than the date of exercise nor later than 2-1/2 months after the close of the year in which the SAR is exercised. The Committee’s determination regarding the form of SAR payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the SAR.

7.7         Termination of Employment. Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant’s employment or other relationship with the Company or Affiliates. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

7.8         Nontransferability of SARs. Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, an SAR granted under the Plan may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, all SARs granted to a Participant under the Plan shall be exercisable during such Participant’s lifetime only by such Participant.

7.9         Other Restrictions. Without limiting the generality of any other provision of this Plan, the Committee may impose such other conditions and/or restrictions on any Shares received upon exercise of an SAR granted pursuant to the Plan as it may deem advisable. This includes, but is not limited to, requiring the Participant to hold the Shares received upon exercise of an SAR for a specified period of time.

ARTICLE 8. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

8.1         Grant of Restricted Stock or Restricted Stock Units. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts and upon such terms as the Committee shall determine.

8.2         Restricted Stock or Restricted Stock Unit Agreement. Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, the settlement date for Restricted Stock Units, and any such other provisions as the Committee shall determine, provided that unless otherwise determined by the Committee or as set out in any Award Agreement, no Restricted Stock Unit shall vest later than three years after the date of grant.

8.3         Nontransferability of Restricted Stock and Restricted Stock Units. Except as otherwise provided in this Plan or the Award Agreement, the Shares of Restricted Stock and/or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable Period of Restriction specified in the Award Agreement (and in the case of Restricted Stock Units until the date of settlement through delivery or other payment), or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement at the time of grant or thereafter by the Committee. All rights with respect to the Restricted Stock and/or Restricted Stock Units granted to a Participant under the Plan shall be available during such Participant’s lifetime only to such Participant, except as otherwise provided in the Award Agreement at the time of grant or thereafter by the Committee.

8.4         Other Restrictions. The Committee shall impose, in the Award Agreement at the time of grant or anytime thereafter, such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable, including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance criteria, time-based restrictions on vesting following the attainment of the performance criteria, time-based restrictions, restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

To the extent deemed appropriate by the Committee, subject to Section 19.5, the Company may retain the certificates representing Shares of Restricted Stock, or Shares delivered in settlement of Restricted Stock Units, in the Company’s possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse, but in no event will delivery of such Shares be made later than the earlier of (i) 2-1/2 months after the close of the year in which such conditions or restrictions were satisfied or lapsed and (ii) December 31 of the third year following the year of the grant date.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse, and Restricted Stock Units shall be settled through payment in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion, shall determine.

8.5         Certificate Legend. In addition to any legends placed on certificates pursuant to Section 8.4 herein, each certificate representing Shares of Restricted Stock granted pursuant to the Plan may bear a legend such as the following:

The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer as set forth in the 2015 Omnibus Equity Incentive Compensation Plan and in the associated Award Agreement. A copy of the Plan and such Award Agreement may be obtained from Energy Fuels Inc.

8.6         Voting Rights. To the extent required by law, Participants holding Shares of Restricted Stock granted hereunder shall have the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

8.7         Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock or Restricted Stock Units granted hereunder may, if the Committee so determines, be credited with dividends paid with respect to the underlying Shares or Dividend Equivalents while they are so held in a manner determined by the Committee in its sole discretion. Dividend Equivalents shall not apply to an Award unless specifically provided for in the Award Agreement. The Committee may apply any restrictions to the dividends or Dividend Equivalents that the Committee deems appropriate. The Committee, in its sole discretion, may determine the form of payment of dividends or Dividend Equivalents, including cash, Shares, Restricted Stock or Restricted Stock Units.

8.8         Death and other Termination of Employment.

(a)	Death:	If a Participant dies while an Employee, officer or director of or Consultant to the Company or an Affiliate:

(i)

any Restricted Stock Units held by the Participant that have vested as at the Termination Date (as defined below), shall be paid to the Recipient’s estate. Any Restricted Stock Units that have not vested as at the Termination Date will be immediately cancelled and forfeited to the Company on the Termination Date; and

	(ii)	such Participant’s eligibility to receive further grants of Restricted Stock Units under the Plan ceases as of the Termination Date.

(b)

Termination other than Death: Where a Participant’s employment or term of office or engagement terminates for any reason other than death (whether such termination occurs with or without any or adequate notice or reasonable notice, or with or without any or adequate compensation in lieu of such notice), then:

(i)

any Restricted Stock Units held by the Participant that have vested before the Termination Date shall be paid to the Recipient. Any Restricted Stock Units held by the Participant that are not yet vested at the Termination Date will be immediately cancelled and forfeited to the Company on the Termination Date;

(ii)

the eligibility of a Participant to receive further grants under the Plan ceases as of the date that the Company or an Affiliate, as the case may be, provides the Participant with written notification that the Participant’s employment or term of office or engagement, is terminated, notwithstanding that such date may be prior to the Termination Date; and

(iii)

notwithstanding (b)(i) and (ii) above, unless the Committee, in its sole discretion, otherwise determines, at any time and from time to time, Restricted Stock Units are not affected by a change of employment arrangement within or among the Company or an Affiliate for so long as the Participant continues to be an employee of the Company or an Affiliate.

(c)	For purposes of section 8.8, the term, “Termination Date” means, in the case of a Participant whose employment or term of office or engagement with the Company or an Affiliate terminates:

	(i)	by reason of the Participant’s death, the date of death;

(ii)

for any reason whatsoever other than death, the date of the Participant’s last day actively at work for or actively engaged by the Company or the Affiliate, as the case may be; and for greater certainty “Termination Date” in any such case specifically does not mean the date on which any period of contractual notice or reasonable notice that the Company or the Affiliate, as the case may be, may be required at law to provide to a Participant would expire; and

	(iii)	the resignation of a director or the expiry of a director’s term on the Board without re-election (or nomination for election) shall be considered to be a termination of his or her term of office.

8.9         Payment in Settlement of Restricted Stock Units. When and if Restricted Stock Units become payable, a Participant having received the grant of such units shall be entitled to receive payment from the Company in settlement of such units in cash, Shares of equivalent value (based on the FMV, as defined in the Award Agreement at the time of grant or thereafter by the Committee), in some combination thereof, or in any other form determined by the Committee at its sole discretion. The Committee’s determination regarding the form of payout shall be set forth or reserved for later determination in the Award Agreement for the grant of the Restricted Stock Unit.

ARTICLE 9. DEFERRED SHARES UNITS

9.1         Grant of Deferred Share Units. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Deferred Share Units to Participants in such amounts and upon such terms as the Committee shall determine.

9.2         Deferred Share Unit Agreement. Each Deferred Share Unit grant shall be evidenced by an Award Agreement that shall specify the number of Deferred Share Units granted, the settlement date for Deferred Share Units, and any other provisions as the Committee shall determine, including, but not limited to a requirement that Participants pay a stipulated purchase price for each Deferred Share Unit, restrictions based upon the achievement of specific performance criteria, time-based restrictions, restrictions under applicable laws or under the requirements of any stock exchange or market upon which the Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Deferred Share Units.

9.3         Nontransferability of Restricted Stock and Restricted Stock Units. Except as otherwise provided in this Plan or the Award Agreement, the Deferred Share Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated. All rights with respect to the Deferred Share Units granted to a Participant under the Plan shall be available during such Participant’s lifetime only to such Participant, except as otherwise provided in the Award Agreement at the time of grant or thereafter by the Committee.

9.4         Termination of Employment. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Deferred Share Units following termination of the Participant’s employment or other relationship with the Company or Affiliates. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Deferred Share Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

ARTICLE 10. PERFORMANCE SHARES AND PERFORMANCE UNITS

10.1         Grant of Performance Shares and Performance Units. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Performance Shares and/or Performance Units to Participants in such amounts and upon such terms as the Committee shall determine.

10.2         Value of Performance Shares and Performance Units. Each Performance Share and Performance Unit shall have an initial value equal to the FMV of a Share on the date of grant. The Committee shall set performance criteria for a Performance Period in its discretion, which, depending on the extent to which they are met, will determine, in the manner determined by the Committee and set forth in the Award Agreement, the value and/or number of each Performance Share or Performance Unit that will be paid to the Participant.

10.3         Earning of Performance Shares and Performance Units. Subject to the terms of this Plan and the applicable Award Agreement, after the applicable Performance Period has ended, the holder of Performance Shares/Performance Units shall be entitled to receive payout on the value and number of Performance Shares/Performance Units, determined as a function of the extent to which the corresponding performance criteria have been achieved. Notwithstanding the foregoing, the Company shall have the ability to require the Participant to hold any Shares received pursuant to such Award for a specified period of time.

10.4         Form and Timing of Payment of Performance Shares and Performance Units. Payment of earned Performance Shares/Performance Units shall be as determined by the Committee and as set forth in the Award Agreement. Subject to the terms of the Plan, the Committee, in its sole discretion, may pay earned Performance Shares/Performance Units in the form of cash or in Shares (or in a combination thereof) equal to the value of the earned Performance Shares/Performance Units at the end of the applicable Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement for the grant of the Award or reserved for later determination.

10.5         Dividends and Other Distributions. The Committee shall determine whether Participants holding Performance Shares will receive Dividend Equivalents with respect to dividends declared with respect to the Shares. Dividends or Dividend Equivalents may be subject to accrual, forfeiture or payout restrictions as determined by the Committee in its sole discretion.

10.6         Termination of Employment. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Shares/Performance Units following termination of the Participant’s employment or other relationship with the Company or an Affiliate. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Awards of Performance Shares/Performance Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

10.7         Nontransferability of Performance Shares and Performance Units. Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, Performance Shares/Performance Units may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement or otherwise by the Committee at any time, a Participant’s rights under the Plan shall inure during such Participant’s lifetime only to such Participant.

ARTICLE 11. FULL VALUE STOCK-BASED AWARDS

11.1         Stock-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares.

11.2         Termination of Employment. Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive Stock-Based Awards following termination of the Participant’s employment or other relationship with the Company or Affiliates. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

11.3         Nontransferability of Stock-Based Awards. Except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, Stock-Based Awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement at the time of grant or thereafter by the Committee, a Participant’s rights under the Plan shall be exercisable during such Participant’s lifetime only by such Participant.

ARTICLE 12. PERFORMANCE MEASURES

Notwithstanding any other terms of this Plan, the vesting, payability or value (as determined by the Committee) of each Award other than an Option or SAR that, at the time of grant, the Committee intends to be Performance-Based Compensation to a Covered Employee, shall be determined by the attainment of one or more Performance Goals as determined by the Committee in conformity with Section 162(m) of the Code, if such provision is applicable to the Company. The Committee shall specify in writing, by resolution or otherwise, the Participants eligible to receive such an Award (which may be expressed in terms of a class of individuals) and the Performance Goal(s) applicable to such Awards within ninety (90) days after the commencement of the period to which the Performance Goal(s) relate(s), or such earlier time as required to comply with Section 162(m) of the Code. No such Award shall be payable unless the Committee certifies in writing, by resolution or otherwise, that the Performance Goal(s) applicable to the Award were satisfied. In no case may the Committee increase the value of an Award of Performance-Based Compensation above the maximum value determined under the performance formula by the attainment of the applicable Performance Goal(s), but the Committee may retain the discretion to reduce the value below such maximum.

Unless and until the Committee proposes for shareholder vote and the shareholders approve a change in the general Performance Measures set forth in this Article 12, the Performance Goal(s) upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a)          Net earnings or net income (before or after taxes);

(b)         Earnings per share;

(c)         Net sales growth;

(d)         Revenue growth;

(e)          Net operating profit;

(f)          Operating earnings;

(g)          Operating earnings per share;

(h)          Return measures (including, but not limited to, return on assets, capital, equity or sales);

(i)          Cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

(j)          Earnings before or after taxes, interest, depreciation and/or amortization, and including/excluding capital gains and losses;

(k)          Gross or operating margins;

(l)          Productivity ratios;

(m)          Share price (including, but not limited to, growth measures and total stockholder return);

(n)          Operating and/or non-operating expense levels or reductions;

(o)          Operating efficiency;

(p)          Employee satisfaction;

(q)          Working capital levels or targets;

(r)          Permitting or project development milestones;

(s)          Market capitalization; (t) Increases in long term sales contracts;

(u)          Increases in resources, reserves or production; and

(v)          Environmental, health and safety goals or performance of the Company or any subsidiary or division thereof.

Any Performance Measure(s) may be used to measure the performance of the Company as a whole and/or any Affiliate, business unit or regional operation of the Company or any combination thereof, as the Committee may deem appropriate, and any of the above Performance Measures may be used in comparison to the performance of a group of peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate. The Committee shall also have the authority to provide in Award Agreements for accelerated vesting of an Award based on the achievement of Performance Goal(s).

The Committee may provide in any Award Agreement that any evaluation of attainment of a Performance Goal may include or exclude any of the following events that occurs during the relevant period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results; (d) any reorganization or restructuring transactions; (e) extraordinary nonrecurring items as described in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual financial statements for the applicable year; and (f) significant acquisitions or divestitures. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Section 162(m) of the Code for deductibility.

In the event that applicable tax and/or securities laws change to permit discretion by the Committee to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards to Covered Employees or Awards to Employees who are subject to taxation under the ITA that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Section 162(m) of the Code.

ARTICLE 13. BENEFICIARY DESIGNATION

A Participant’s “beneficiary” is the person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death. A Participant may designate a beneficiary or change a previous beneficiary designation at such times as prescribed by the Committee and by using such forms and following such procedures approved or accepted by the Committee for that purpose. If no beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, the beneficiary shall be the Participant’s estate.

Notwithstanding the provisions above, the Committee may, in its discretion, after notifying the affected Participants, modify the foregoing requirements, institute additional requirements for beneficiary designations, or suspend the existing beneficiary designations of living Participants or the process of determining beneficiaries under this Article 13, or both, in favor of another method of determining beneficiaries.

ARTICLE 14. DEFERRALS

The Committee may permit or require a Participant to defer such Participant’s receipt of any Award, or payment in settlement or exercise of any Award, provided that any such deferral must comply with the applicable requirements of Section 409A of the Code and the Treasury regulations thereunder so that such deferral does not cause the Participant to be subject to taxes and interest pursuant to Section 409A of the Code.

ARTICLE 15. RIGHTS OF PERSONS ELIGIBLE TO PARTICIPATE

15.1         Employment. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or an Affiliate to terminate any Participant’s employment, consulting or other service relationship with the Company or an Affiliate at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or an Affiliate.

Neither an Award nor any benefits arising under this Plan shall constitute part of an employment or service contract with the Company or an Affiliate, and, accordingly, subject to the terms of this Plan, this Plan may be terminated or modified at any time in the sole and exclusive discretion of the Committee or the Board without giving rise to liability on the part of the Company or an Affiliate for severance payments or otherwise, except as provided in this Plan.

For purposes of the Plan, unless otherwise provided by the Committee, a transfer of employment of a Participant between the Company and an Affiliate or among Affiliates, shall not be deemed a termination of employment. The Committee may provide in a Participant’s Award Agreement or otherwise the conditions under which a transfer of employment to an entity that is spun off from the Company or an Affiliate shall not be deemed a termination of employment for purposes of an Award.

15.2         Participation. No Employee or other Person eligible to participate in the Plan shall have the right to be selected to receive an Award. No person selected to receive an Award shall have the right to be selected to receive a future Award, or, if selected to receive a future Award, the right to receive such future Award on terms and conditions identical or in proportion in any way to any prior Award.

15.3         Rights as a Shareholder. A Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

ARTICLE 16. CHANGE OF CONTROL

16.1         Accelerated Vesting and Payment. Subject to the provisions of Section 16.2 or as otherwise provided in the Award Agreement, in the event of a Change of Control, unless otherwise specifically prohibited under law or by the rules and regulations of a national securities exchange or market on which Shares are listed or traded:

(a)         Any and all Options and SARs granted hereunder shall be accelerated to become immediately exercisable in full;

(b)         Any Period of Restriction and other restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse, and Restricted Stock Units shall be immediately settled and payable;

(c)         The target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, performance-based Restricted Stock Units, Performance Units and Performance Shares (including, but not limited to, Awards intended to be Performance-Based Compensation) shall be deemed to have been fully earned based on targeted performance being attained as of the effective date of the Change of Control, and:

(i)         The vesting of all Awards denominated in Shares shall be accelerated as of the effective date of the Change of Control, (or such other time prior to the time of the Change of Control, if the Committee in its reasonable discretion determines is appropriate) and shall be paid out to Participants within thirty (30) days following the effective date of the Change of Control; and

(ii)         Awards denominated in cash shall be paid to Participants in cash within thirty (30) days following the effective date of the Change of Control;

(d)         Upon a Change of Control, unless otherwise specifically provided in a written agreement entered into between the Participant and the Company or an Affiliate, the Committee shall immediately cause all other Stock-Based Awards to vest and be paid out as determined by the Committee; and

(e)         The Committee shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a Change of Control, and that the value of such Awards, as determined by the Committee in accordance with the terms of the Plan and the Award Agreements, shall be paid out in cash in an amount based on the Change of Control Price within a reasonable time subsequent to the Change of Control; provided, however, that no such payment shall be made on account of an ISO using a value higher than the FMV of the underlying Shares on the date of settlement.

16.2         Alternative Awards. Notwithstanding Section 16.1, no cancellation, acceleration of vesting, lapsing of restrictions, payment of an Award, cash settlement or other payment shall occur with respect to any Award if the Committee reasonably determines in good faith prior to the occurrence of a Change of Control that such Award shall be honored or assumed, or new rights substituted therefor (with such honored, assumed or substituted Award hereinafter referred to as an “Alternative Award”) by any successor to the Company or an Affiliate as described in Article 18; provided, however, that any such Alternative Award must:

(a)         Be based on stock which is traded on the TSX and/or an established U.S. securities market;

(b)         Provide such Participant with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment;

(c)          recognize, for the purpose of vesting provisions, the time that the Award has been held prior to the Change of Control;

(d)         Have substantially equivalent economic value to such Award (determined prior to the time of the Change of Control); and

(e)         Have terms and conditions which provide that in the event that the Participant’s employment with the Company, an Affiliate or any successor as described in Article 19 is involuntarily terminated or Constructively Terminated at any time within at least twelve months following a Change of Control, any conditions on a Participant’s rights under, or any restrictions on transfer or exercisability applicable to, each such Alternative Award shall be waived or shall lapse, as the case may be.

16.3         Compliance with Section 280G of the Code. In the event that any accelerated Award vesting or payment received or to be received by a Participant pursuant to Section 16.1 herein (the “Benefit”) would (i) constitute a “parachute payment” within the meaning of and subject to Section 280G of the Code and (ii) but for this Section 16.3, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Benefit shall be reduced to the extent necessary so that no portion of the Benefit will be subject to the Excise Tax, as determined in good faith by the Committee; provided, however, that if, in the absence of any such reduction (or after such reduction), the Participant believes that the Benefit or any portion thereof (as reduced, if applicable) would be subject to the Excise Tax, the Benefit shall be reduced (or further reduced) to the extent determined by the Participant in his or her discretion so that the Excise Tax would not apply. If, notwithstanding any such reduction (or in the absence of such reduction), the Internal Revenue Service (“IRS”) determines that the Participant is liable for the Excise Tax as a result of the Benefit, then the Participant shall be obligated to return to the Company, within thirty days of such determination by the IRS, a portion of the Benefit sufficient such that none of the Benefit retained by the Participant constitutes a “parachute payment” within the meaning of Section 280G of the Code that is subject to the Excise Tax.

ARTICLE 17. AMENDMENT, MODIFICATION, SUSPENSION AND TERMINATION

17.1         Amendment, Modification, Suspension and Termination.

(a)         Except as set out in clauses (b) and (c) below, and as otherwise provided by law, or stock exchange rules, the Committee or Board may, at any time and from time to time, alter, amend, modify, suspend or terminate the Plan or any Award in whole or in part without notice to, or approval from, shareholders, including, but not limited to for the purposes of:

i.	making any acceleration of or other amendments to the general vesting provisions of any Award;

ii.

waiving any termination of, extending the expiry date of, or making any other amendments to the general term of any Award or exercise period thereunder provided that no Award held by an Insider may be extended beyond its original expiry date;

iii.	making any amendments to add covenants or obligations of the Company for the protection of Participants;

iv.

making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, it may be expedient to make, including amendments that are desirable as a result of changes in law or as a “housekeeping” matter; or

v.	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

(b)         Other than as expressly provided in an Award Agreement or as set out herein with respect to a Change of Control, the Committee shall not alter or impair any rights or increase any obligations with respect to an Award previously granted under the Plan without the consent of the Participant.

(c)          The following amendments to the Plan shall require the prior approval of the Company’s shareholders:

i.

A reduction in the Option Price of a previously granted Option or the Grant Price of a previously granted SAR benefitting an Insider of the Company or one of its Affiliates except for adjustments to the Option Price or Grant Price applicable to outstanding Awards pursuant to Section 4.2 hereof.

ii.	Any amendment or modification which would increase the total number of Shares available for issuance under the Plan or the total number of Shares available for ISOs under the Plan.

iii.	An increase to the limit on the number of Shares issued or issuable under the Plan to Insiders of the Company;

iv.	An extension of the expiry date of an Option or SAR, other than as otherwise permitted hereunder in relation to a Blackout Period; or

v.	Any amendment to the amendment provisions of the Plan under this Article 17.1.

17.2         Adjustment of Awards Upon the Occurrence of Unusual or Nonrecurring Events. The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events in addition to the events described in Section 4.2 hereof affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under the Plan. To the extent such adjustment affects Awards to Covered Employees intended to be Performance-Based Compensation, they shall be prescribed in a form that meets the requirements of Section 162(m) of the Code for deductibility.

17.3         Awards Previously Granted. Notwithstanding any other provision of the Plan to the contrary, no termination, amendment, suspension or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

ARTICLE 18. WITHHOLDING

The Company or any Affiliate shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company or any Affiliate, an amount sufficient to satisfy federal, state and local taxes or provincial, domestic or foreign (including the Participant’s FICA obligation), required by law or regulation to be withheld with respect to any taxable event arising or as a result of this Plan or any Award hereunder. The Committee may provide for Participants to satisfy withholding requirements by having the Company withhold and sell Shares or the Participant making such other arrangements, including the sale of Shares, in either case on such conditions as the Committee specifies.

Participant acknowledges and agrees that the ultimate liability for all taxes legally payable by Participant is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company. Participant further acknowledges that the Company (a) makes no representations or undertakings regarding the treatment of any taxes in in connection with any aspect of this Plan; and (b) does not commit to and is under no obligation to structure the terms of this Plan to reduce or eliminate Participant’s liability for taxes or achieve any particular tax result. Further, if Participant has become subject to tax in more than one jurisdiction, Participant acknowledges that the Company may be required to withhold or account for taxes in more than one jurisdiction.

ARTICLE 19. SUCCESSORS

Any obligations of the Company or an Affiliate under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company or Affiliate, respectively, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the businesses and/or assets of the Company or Affiliate, as applicable.

ARTICLE 20. GENERAL PROVISIONS

20.1         Forfeiture Events. Without limiting in any way the generality of the Committee’s power to specify any terms and conditions of an Award consistent with law, and for greater clarity, the Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, failure to accept the terms of the Award Agreement, termination of employment under certain or all circumstances, violation of material Company and Affiliate policies, breach of noncompetition, confidentiality, nonsolicitation, noninterference, corporate property protection or other agreements that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and Affiliates.

Except as expressly otherwise provided in this Plan or an Award Agreement, the termination and the expiry of the period within which an Award will vest and may be exercised by a Participant shall be based upon the last day of actual service by the Participant to the Company and specifically does not include any period of notice that the Company may be required to provide to the Participant under applicable employment law.

20.2         Legend. The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

20.3         Delivery of Title. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under the Plan prior to:

(a)          Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b)          Completion of any registration or other qualification of the Shares under any applicable law or ruling of any governmental body that the Company determines to be necessary or advisable.

20.4         Investment Representations. The Committee may require each Participant receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the Participant is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

20.5         Uncertificated Shares. To the extent that the Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis to the extent not prohibited by applicable law or the rules of any applicable stock exchange.

20.6         Unfunded Plan. Participants shall have no right, title or interest whatsoever in or to any investments that the Company or an Affiliate may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company or an Affiliate and any Participant, beneficiary, legal representative or any other person. Awards shall be general unsecured obligations of the Company, except that if an Affiliate executes an Award Agreement instead of the Company the Award shall be a general unsecured obligation of the Affiliate and not any obligation of the Company. To the extent that any individual acquires a right to receive payments from the Company or an Affiliate, such right shall be no greater than the right of an unsecured general creditor of the Company or Affiliate, as applicable. All payments to be made hereunder shall be paid from the general funds of the Company or Affiliate, as applicable, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not intended to be subject to ERISA.

20.7         No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award Agreement. In such an instance, unless the Committee determines otherwise, fractional Shares and any rights thereto shall be forfeited or otherwise eliminated.

20.8         Other Compensation and Benefit Plans. Nothing in this Plan shall be construed to limit the right of the Company or an Affiliate to establish other compensation or benefit plans, programs, policies or arrangements. Except as may be otherwise specifically stated in any other benefit plan, policy, program or arrangement, no Award shall be treated as compensation for purposes of calculating a Participant’s rights under any such other plan, policy, program or arrangement.

20.9         No Constraint on Corporate Action. Nothing in this Plan shall be construed (i) to limit, impair or otherwise affect the Company’s or an Affiliate’s right or power to make adjustments, reclassifications, reorganizations or changes in its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) to limit the right or power of the Company or an Affiliate to take any action which such entity deems to be necessary or appropriate.

20.10         Compliance with United States Securities Laws. All Awards and the issuance of Shares underlying such Awards issued pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933, as amended, or an exemption from such registration requirements.

ARTICLE 21. LEGAL CONSTRUCTION

21.1         Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

21.2         Severability. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

21.3         Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. The Company or an Affiliate shall receive the consideration required by law for the issuance of Awards under the Plan.

The inability of the Company or an Affiliate to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company or an Affiliate to be necessary for the lawful issuance and sale of any Shares hereunder, shall relieve the Company or Affiliate of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

21.4         Governing Law. The Plan and each Award Agreement shall be governed by the laws of the Province of Ontario excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

21.5         Compliance with Section 409A of the Code.

(a)         To the extent applicable, it is intended that this Plan and any Awards made hereunder shall not provide for the payment of “deferred compensation” within the meaning of Section 409A of the Code or shall be structured in a manner and have such terms and conditions that would not cause a Participant to be subject to taxes and interest pursuant to Section 409A of the Code. This Plan and any Awards made hereunder shall be administrated and interpreted in a manner consistent with this intent, and any provision that would cause this Plan or any Award made hereunder to become subject to taxation under Section 409A of the Code shall have no force and effect until amended to comply with Section 409A of the Code (which amendment may be retroactive to the extent permitted by Section 409A of the Code and may be made by the Company without the consent of Participants).

(b)         Notwithstanding anything in this Plan or in any Award Agreement to the contrary, but subject to Article 20.5(2) to the extent that any amount or benefit that would constitute “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Plan or any Award Agreement by reason of the occurrence of a Change of Control or the Participant’s disability or separation from service, such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless (i) the circumstances giving rise to such Change of Control, disability or separation from service meet the description or definition of “change in control event,” “disability,” or “separation from service,” as the case may be, in Section 409A of the Code and applicable proposed or final Treasury regulations thereunder, and (ii) the payment or distribution of such amount or benefit would otherwise comply with Section 409A of the Code and not subject the Participant to taxes and interest pursuant to Section 409A of the Code (which may require, if the Participant is a “specified employee” within the meaning of Section 409A of the Code, that the payment date shall not be earlier than the date that is six (6) months after the date of the Participant’s separation from service). This provision does not prohibit the vesting of any Award or the vesting of any right to eventual payment or distribution of any amount or benefit under this Plan or any Award Agreement.

(c)         Notwithstanding anything in this Plan or in any Award Agreement to the contrary, but subject to Article 21.5(2) to the extent necessary to avoid the application of Section 409A of the Code, (i) the Committee may not amend an outstanding Option, SAR or similar Award to extend the time to exercise such Award beyond the later of the 15th day of the third month following the date at which, or December 31 of the calendar year in which, the Award would otherwise have expired if the Award had not been extended, based on the terms of the Award at the original grant date (the “Safe Harbor Extension Period”), provided that, in any event, Options and SARs granted to U.S. Participants may not be extended past the 10th anniversary of the original date of grant, and (ii) any purported extension of the exercise period of an outstanding Award beyond the Safe Harbor Extension Period shall be deemed to be an amendment to the last day of the Safe Harbor Extension Period and no later.

(d)         The Committee shall use its reasonable discretion to determine the extent to which the provisions of Article 21.5 will apply to a Participant who is subject to taxation under the ITA.